№ 82-5198

CENTER TELECOM

JOINT-STOCK CENTRAL TELECOMMUNICATION COMPANY
Degtiarny per., 6/2, Moscow, GSP-3, 125993, Russia Phone: +7(095) 209-33-25. Fax: +7 (095) 209-30-07. E-mail: info@centertelecom.ru

ref.№ 08-15/220 date 06.08.2004 pages incl. cover ____________

SUPPL

Securities and Exchange Commission
Office of International Finance
Corporate Finance Division
450 Fifth Street, NW
Washington, DC 20549-1044, USA

04036100

Dear Sirs,

Pursuant to the Deposit Agreement of September 4, 2001 as revised and amended on December 10, 2001 JSC CenterTelecom submits to the US Securities and Exchange Commission the following public reports and documents required by the Russian Law or otherwise under Rule 12g3-2(b) in accordance with the Exchange Act of 1934.

Attachments:

1. Notice of a material fact – an increase of the issuer's net profit by over 10 percent;
2. Quarterly report on the issued securities of JSC CenterTelecom for the 4th quarter of 2003.

Yours sincerely,

R. Amaryan
General Director
JSC CenterTelecom

N: 82 - 5198

CENTERTELECOM

NOTICE OF A MATERIAL FACT

INFORMATION ABOUT EVENTS RESULTING IN ONE-TIME INCREASE OF NET PROFIT OR NET LOSS OF THE ISSUER BY MORE THAN 10 PERCENT

1. Full corporate name of the issuer specifying organizational and legal form: **Joint-Stock Central Telecommunication Company**

2. Domicile of the issuer: **23 Proletarskaya Street, Khimki, the Moscow region, 141400, Russia**

3. Taxpayer identification number (INN) assigned to the issuer by the tax authorities: **5000000970**

4. Unique issuer code assigned by the registration authorities: **00194-A**

5. Code of the material fact: **0300194A29072004**

6. Address of the Internet page used by the issuer for posting notices of material facts: http://www.centertelecom.ru/index.html?d=64

7. Regularly issued publication used by the issuer for publishing notices of material facts: **Supplement to Herald of Federal Service for Finance Market, Rossiyskaya Gazeta**

9. Facts (events) resulting in one-time increase in the net profit or loss of the issuer by more than 10 percent: **exceeding the target income, reduction of ordinary operation expenses as compared to the target amounts, reduction of the current profit tax due to allocation of doubtful debt provisions within the limits set forth in par. 4, Article 266 of the Tax Code of the RF.**

10. Date of the event resulting in the one-time increase of the net profit or loss of the issuer by more than 10 percent: **July 29, 2004**

11. Net loss of the issuer in the reporting period (1Q2004) preceding the reporting period where the relevant fact occurred: **RUR77,286 thousand**

12. Net profit of the issuer in the reporting period (2Q2004) when the relevant event occurred: **RUR44,512 thousand**

13. Change in the net profit in absolute and relative (percentage) terms:

Absolute change in the net profit: RUR131,798 thousand; relative change: 170.5 percent

R. Amaryan
General Director
Joint-Stock Central Telecommunication Company

R. Konstantinova
Chief Accountant
Date: July 29, 2004 Seal

№ 82-5198

Approved by the Board of Directors
of Joint-Stock Central Telecommunication Company
Minutes #26 of February 12, 2004

QUARTERLY REPORT

Joint-Stock Central Telecommunication Company

Code of the Issuer: 00194-A

for the 4th quarter of 2003

Domicile: 23 Proletarskaya Street, Khimki, the Moscow region, 141400, Russia
Mailing address: 6 Degtiarny Pereulok, Building 2, GSP-3, Moscow, 125993, Russia

The information in this quarterly report is disclosed pursuant to applicable law of the Russian Federation on securities.

(signed by)
R. Amaryan
General Director
JSC CenterTelecom
Date: February 12, 2004

R. Konstantinova
Chief Accountant
Date: February 12, 2004
(seal)

Contact person: ***Ms. Natalia Sudareva, Deputy Director, Department of Securities and Corporate Management, Head of Securities Issues***
Tel.: *(+7 095) 209-38-49*
Fax: *(+7 095) 209-28-29*
E-mail: ocb@centertelecom.ru
The information disclosed in this quarterly report is posted at:
http://www.centertelecom.ru/index.html?d=63

Table of Contents

Introduction 6

I. Background of persons-members of the Issuer's governing bodies, information on bank accounts, the auditor, appraiser, and financial consultant of the Issuer, and other persons who signed the quarterly report 24

1.2 Members of the governing bodies of the Issuer 24

1.2. Bank accounts of the Issuer 25

1.3 Auditor of the Company 137

1.4 Appraiser of the issuer 137

1.5 Consultants of the issuer 137

1.6 Information on other persons who signed the quarterly report 138

II. Basic information regarding the financial position and economic state of the issuer. ...139

2.1 Financial and business performance of the issuer 139

2.2 Market capitalization of the issuer 139

2.3 The issuer's liabilities 141
2.3.1 Accounts payable 141
2.3.2 Credit history of the issuer 141
2.3.3 The issuer's liabilities arising from securities provided to third persons 143
2.3.4 Other liabilities of the issuer 143

2.4 The objectives of securities issues and channeling the proceeds from placement of issued securities 143

2.5 Risks related to purchases of outstanding issued (to be placed) securities 143
2.5.1 Risks in the telecommunications industry 143
2.5.2 Sovereign and regional risks. 144
2.5.3 Financial risks 146
2.5.4 Legal risks 146
2.5.5 Risks related to the issuer activities 147

III. Detailed profile of the issuer 148

3.1. Background and history of the Issuer 148
3.1.1. Registered corporate name of the issuer. 148
3.1.2 Information about registration of the issuer with state authorities 148
3.1.3. Evolvement and development of the issuer 149
3.1.4. Contact information 150
3.1.5. Taxpayer Identification Number (INN) 150
3.1.6. Subsidiaries and representative offices of the issuer 150

3.2 Core business activities of the issuer 152
3.2.1 Industrial designations of the issuer 152

3.2.3 Principal types of products (services, works) ... 152
3.2.4 Suppliers of the issuer accounting for at least 10% of all supplies of tangible materials, and their shares in the total value of supplies ... 153
3.2.5 Markets for sales of the issuer's products (works, services) ... 155
3.2.6 Policies of using current assets and inventories ... 156
3.2.7 Raw materials ... 156
3.2.8 Major competition ... 157
3.2.9 Licenses granted to the issuer ... 159
3.2.10 Joint activities in partnership ... 166
3.2.11 Additional requirements to be met by issuers for which telecom service provision is the core activities. ... 166
a) Licenses to render telecommunications services ... 166
b) Telecommunications networks ... 170

3.4 Plans of future activities of the issuer ... 173

3.5 The issuer's participation in industrial, banking and financial groups, holdings, concerns and associations. ... 174

3.6 Daughter and affiliated businesses/companies of the issuer ... 176

3.7 Composition, structure and value of the issuer's fixed assets, plans on acquisition, replacement and retirement of fixed assets, and instances of encumbrances of the issuer's fixed assets ... 183
3.7.1 Fixed assets ... 183
3.7.2 Value of immovable property of the issuer ... 184

IV. Financial and business performance of the issuer ... 185

4.1 Results of the financial and business operations of the issuer ... 185
4.1.1 Profit and losses ... 185
4.1.2. Causes of changes in the issuer's revenues from sales of goods, products, works, services and profit (losses) from recurrent operations ... 185

4.2. Liquidity of the issuer ... 185

4.3 Amount, structure and sufficiency of the issuer's capital and current assets ... 185
4.3.1 Value and structure of the issuer's capital and current assets ... 185
4.3.2 Sufficiency of the capital and current assets of the issuer ... 185
4.3.3 Cash and cash equivalents ... 185
4.3.4 Financial investments of the issuer ... 187
4.3.5 Intangible assets of the issuer ... 195

4.4 Policies and expenses of the issuer in respect of R&D, licenses and patents, new designs and research reports ... 195

4.5 Trend analysis of the core business of the issuer ... 195

V. Detailed information about individuals – members of the issuer's governing bodies, internal control and supervisory bodies of the issuer, brief data on the issuer's employees (personnel). ... 198

5.1 Structure and powers of the issuer's governing bodies. ... 198

5.2 Information on individuals – members of the governing bodies of the issuer. ... 203

5.3 Compensations, benefits, remunerations and/or reimbursement of expenses of each governing

body of the issuer ... 231

5.4 Structure and powers of the issuer's bodies for control and supervision over financial and business activities ... 232

5.5 Information on individuals serving in the bodies controlling and supervising financial and business operations of the Company. ... 235

5.6 Remunerations, benefits/reimbursement of expenses of the body supervising financial and business activities of the issuer. ... 244

5.7 Workforce and general information on the issuer's employees and workforce variations ... 244

5.8 Information regarding any issuer's obligations to employees (workforce) related to a possibility of their participation in the legal (contributed) capital (unit fund) of the issuer ... 244

VI. Information regarding shareholders of the issuer, and related (interested) party deals closed by the issuer ... 244

6.1 Data on the total number of the issuer's shareholders (participants). ... 244

6.2 Data on shareholders (participants) of the issuer owning at least 5% of its legal (contributed) capital (unit fund) or at least 5% of its ordinary shares, and data on participants (shareholders) of such holders, owning at least 20% of its legal (contributed) capital (unit fund) or at least 20% of ordinary shares of such a holder ... 245

6.3 Information regarding government or municipal entity's interest in the legal (contribution) capital (unit fund) of the issuer, existence of a special right ("the golden share"): ... 246

6.4 Information regarding restrictions on owning interest in the legal (contribution) capital (unit fund) of the issuer. ... 247

6.5 Information regarding changes in the ownership (shareholders-participants and their interests) of issuer affecting holders of at least 5 percent of its legal (contributed) capital (unit fund) or at least 5 percent of its ordinary shares ... 247

6.6 Information regarding transactions concluded by the issuer where self-interest existed (related party deals). ... 248

6.7 Accounts receivable ... 248

VII. Accounting reports/financial statements of the issuer ... 249

7.1 Annual financial statements of the issuer ... 249

7.2 Quarterly financial statements of the issuer for the last ended reporting quarter. ... 249

7.3 Consolidated financial statements of the issuer for the last full fiscal year. ... 249

7.4 Total value of export and export share in the total sales volume ... 249

7.5 Information regarding significant changes in the issuer's property after the end of the last full fiscal year. ... 249

7.6 Information about litigations involving the issuer that may materially affect its financial and business operations. ... 249

VIII. Additional information about the issuer and outstanding securities issued by it 250

8.1 Additional information about the issuer. 250
8.1.1 Legal (charter) capital of the issuer: amount and structure. 250
8.1.2 Changes in the legal capital of the issuer 250
8.1.3. Allocations to and making use of the reserves and other funds of the issuer 251
8.1.4 Convening and conducting meetings (sessions) of the issuer's supreme governing body 252
8.1.5 Information regarding commercial organizations in which the issuer's interest is at least 5% of the organization's legal capital or at least 5% of the ordinary shares. 255
8.1.6 Information on significant deals made by the issuer 273
8.1.7 Credit ratings assigned to the issuer 273

8.2 Details of each type of shares issued by the issuer 274

8.3 Previous issues of the issuer's securities except shares. 278
8.3.1 Information on securities issues with all issued securities cancelled (annulled) 278
8.3.2 Information on securities issues with issued securities outstanding 279
8.3.3 Information on securities issues under which the issuer failed to perform its obligations (default) 329

8.4 Information on entity (entities) which provided a collateral for the bond issue 329

8.5 Terms and conditions of the collateral to ensure performance of obligations under the bond issue 329

8.6 Information on the organizations keeping records of rights on the securities issued by the issuer332

8.7 Information on legal acts regulating import-export of capital that may affect payment of dividend, interest and other funds to non-residents. 333

8.8 Taxation of income incurred on placed and to be placed issued securities 333

8.9 Declared (accrued) and paid dividends on the issuer shares, income on the issuer bonds 337

8.10 Other information 341

Introduction

Full registered name of the Issuer.

Открытое Акционерное Общество "Центральная телекоммуникационная компания" (in Russian)
Joint-Stock Central Telecommunication Company

The abbreviated name of the Issuer.

ОАО "ЦентрТелеком" (in Russian)
JSC CenterTelecom

Domicile, mailing address and contact data of the Issuer.

Domicile: ***23 Proletarskaya Street, Khimki, the Moscow region, 141400, Russia***
Mailing address: ***6 Degtiarny Pereulok, Building 2, GSP-3, Moscow, 125993, Russia***
Tel.: ***(+7 095) 209-3434*** Fax: ***(+7 095) 209-3007***
e-mail: info@centertelecom.ru
Website where the full text of the Issuer's quarterly report is posted: www.centerelecom.ru

Overview of the outstanding (placed) securities:
Shares issued by the Issuer.

Type of the securities: *ordinary registered book-entry shares including Class B registered book-entry preference shares*
Type: ***ordinary***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR 0.3***
Mode of placement: ***conversion into lower nominal value shares at split-up***
Placement period: ***from November 2, 2001 through November 2, 2001***
Placement price: ***not to be specified for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***463,973,000***

Category of the securities: ***Class A registered book-entry preference shares***
Type: ***preference***
Share type: ***A***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR0.3***
Mode of placement: ***conversion into lower nominal value shares at split-up***
Placement period: ***from November 2, 2001 through November 2, 2001***
Placement price: ***not to be specified for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***154,658,000***

Category of the securities: ***ordinary registered book-entry shares***
Type: ***ordinary***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***0.3***
Mode of placement: ***conversion of a merged company's shares into shares of the consolidated company***
Placement period: ***from November 30, 2002 through November 11, 2002***
Placement price: ***not applicable for this type of placement***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***76,915,532***

Category of the securities: ***Class A registered book-entry preference shares***
Type: ***preference***
Class of shares: ***A***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR0.3***
Mode of placement: ***conversion of a merging company shares into shares of the consolidated company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***25,638,296***

Category of the securities: ***registered book-entry ordinary shares***
Type: ***ordinary***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR0.3***
Mode of placement: ***conversion of a merging company shares into shares of the consolidated company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***50,449,937***

Category of the securities: ***Class A registered book-entry preference shares***
Type: ***preference***
Class of shares: ***A***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities:***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***16,809,937***

Category of the securities: ***registered book-entry ordinary shares***
Type: ***ordinary***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities:***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***157,139,266***

Category of the securities: ***Class A registered book-entry preference shares***
Type: ***preference***
Class of shares: ***A***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities:***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***

Number of actually placed securities pursuant to the registered report on the results of the issue: *52,379,022*

Category of the securities: ***registered book-entry ordinary shares***
Type: ***ordinary***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities:***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***47,141,629***

Category of the securities: ***Class A registered book-entry preference shares***
Type: ***preference***
Class of shares: ***A***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities:***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***15,713,797***

Category of the securities: ***registered book-entry ordinary shares***
Type: ***ordinary***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities:***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***62,028,583***

Category of the securities: ***Class A registered book-entry preference shares***
Type: ***preference***
Class of shares: ***A***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities:***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***20,676,240***

Category of the securities: ***registered book-entry ordinary shares***
Type: ***ordinary***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities:***RUR0.3***

Placement period: *from November 30, 2002 through November 30, 2002*
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue:
60,374,595

Category of the securities: ***Class A registered book-entry preference shares***
Type: ***preference***
Class of shares: ***A***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period: *from November 30, 2002 through November 30, 2002*
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue:
20,124,846

Category of the securities: ***registered book-entry ordinary shares***
Type: ***ordinary***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period: *from November 30, 2002 through November 30, 2002*
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue:
61,201,665

Category of the securities: ***Class A registered book-entry preference shares***
Type: ***preference***
Class of shares: ***A***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period: *from November 30, 2002 through November 30, 2002*
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue:
20,400,253

Category of the securities: ***registered book-entry ordinary shares***
Type: ***ordinary***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period: *from November 30, 2002 through November 30, 2002*
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue:
103,381,414

Category of the securities: ***Class A registered book-entry preference shares***
Type: ***preference***

Form of the securities: ***registered book-entry***
Nominal value of one piece of securities:***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period:***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***34,460,412***

Category of the securities: ***registered book-entry ordinary shares***
Type: ***ordinary***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities:***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period:***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***75,261,336***

Category of the securities: ***Class A registered book-entry preference shares***
Type: ***preference***
Class of shares: ***A***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period:***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***25,086,826***

Category of the securities: ***registered book-entry ordinary shares***
Type: ***ordinary***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period:***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***68,314,103***

Category of the securities: ***Class A registered book-entry preference shares***
Type: ***preference***
Class of shares: ***A***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period:***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***22,771,451***

Category of the securities: ***registered book-entry ordinary shares***
Type: ***ordinary***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***24,811,662***

Category of the securities: ***Class A registered book-entry preference shares***
Type: ***preference***
Class of shares: ***A***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***8,270,063***

Category of the securities: ***registered book-entry ordinary shares***
Type: ***ordinary***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***45,818,124***

Category of the securities: ***Class A registered book-entry preference shares***
Type: ***preference***
Class of shares: ***A***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***15,272,606***

Category of the securities: ***registered book-entry ordinary shares***
Type: ***ordinary***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***

43,833,566

Category of the securities: ***Class A registered book-entry preference shares***
Type: ***preference***
Class of shares: ***A***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***14,611,007***

Category of the securities: ***registered book-entry ordinary shares***
Type: ***ordinary***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***48,795,863***

Category of the securities: ***Class A registered book-entry preference shares***
Type: ***preference***
Class of shares: ***A***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***16,265,265***

Category of the securities: ***registered book-entry ordinary shares***
Type: ***ordinary***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***78,569,103***

Category of the securities: ***Class A registered book-entry preference shares***
Type: ***preference***
Class of shares: ***A***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR0.3***

Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***26,189,469***

Category of the securities: ***registered book-entry ordinary shares***
Type: ***ordinary***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***109,997,455***

Category of the securities: ***Class A registered book-entry preference shares***
Type: ***preference***
Class of shares: ***A***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***36,665,332***

According to Order #03-2110/r dated September 30, 2003 additional issues of issued securities of Joint-Stock Central Telecommunication Company were merged.
Based on the Notification provided by FCSM of Russia #03-DG-04/14682 dated October 10, 2003 on October 17, 2003 the consolidation of issues of securities of Joint-Stock Central Telecommunication Company was carried out by Private JSC Registrator-Svyaz; at the same time the state registration numbers of the consolidated securities issues were cancelled.

State registration numbers of the merging securities issues	Registration dates of the merging securities issues	State registration number, registration date of the consolidated securities issue	Number of securities of the consolidated issue

1-04-00194-A 1-05-00194-A 1-06-00194-A 1-07-00194-A 1-08-00194-A 1-09-00194-A 1-10-00194-A 1-11-00194-A 1-12-00194-A 1-13-00194-A 1-14-00194-A 1-15-00194-A 1-16-00194-A 1-17-00194-A 1-18-00194-A 1-19-00194-A	October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002	1-03-00194-A of September 30, 2003	1,578,006,833
2-04-00194-A 2-05-00194-A 2-06-00194-A 2-07-00194-A 2-08-00194-A 2-09-00194-A 2-10-00194-A 2-11-00194-A 2-12-00194-A 2-13-00194-A 2-14-00194-A 2-15-00194-A 2-16-00194-A 2-17-00194-A 2-18-00194-A 2-19-00194-A	October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002	2-03-00194-A of September 30, 2003	525,992,822

Overview of the bonds issued by the Issuer.
Category of the securities: *certified non-convertible interest-bearing series 02 bearer bonds*
Series: ***02***
Type: ***interest-bearing***
Form of the securities: ***documented bearer bonds***
Nominal value of one bond of the issue:***RUR1,000***
Mode of placement: ***public subscription***
Bond placement arrangements

Placement start date or procedure to determine it:

The Placement start date shall be announced by the Issuer upon completion of the state registration

information in Supplement to The FCSM Herald, newspapers Daily news. Podmoskovie and Vedomosti regarding the state registration of the bond issue and securing for all potential buyers a possibility of access to the information on this bond issue that should be disclosed under the Federal Securities Market Act and according to regulations of FCSM of the Russian Federation.

The bond placement start date shall be set by the Board of Directors of the Issuer; and potential bond buyers should be advised of it not later than 5 (five) business days before the bond placement start date by publishing the information in the newspapers Daily news. Podmoskovie and Vedomosti. The bond placement price shall be determined by the Board of Directors of the Issuer and published in the newspapers Daily news. Podmoskovie and Vedomosti not later than 3 (three) business days before the bond placement start date.

Bond placement end date or procedure to determine it:

The bond placement end date shall be the earliest of the following two dates: a) the 15-th business days from the bond placement start date; b) the placement date of the last bond of the Issue. However the bond placement end date shall not be later than twelve months from the date of passing the decision to issue bonds.

Terms and conditions of the bond issue placement:

As of the date of publishing by the Issuer of the notice of the state registration of the bond issue in the course of information disclosure on the securities issue all interested parties may review the decision to issue bonds and the bond issue prospectus at the following addresses:

Joint-Stock Central Telecommunication Company
6 Degtiarny Per., building 2, K-50, GSP-9, Moscow, 101999, Russia

Joint-Stock Commercial Bank Moskovski Delovoy Mir JSC (Moscow Business World)
3 Sadovnicheskaya Street, Moscow, 113035, Russia. Telephone: (+7 095) 795-2521

Private Joint-Stock Company Raiffeisenbank Austria
17/1 Troitstkaya Street, Moscow, 129090, Russia. Telephone: (+7 095) 721-99-29

Private Joint-Stock Company Investment Company Troyka-Dialog
4 Romanov Per., Moscow, 103009, Russia. Telephone: (+7 095) 258-05-00

The bond placement is effected by entering into sale-purchase deals at the bond placement price set by the Issuer's Board of Directors (starting from the second day from the bond placement start date the buyer during the closing of the sale-purchase deal shall also pay the coupon interest accrued on the bonds).

Closing of bond placement deals shall start on the first day of the bond placement period and end on the bond placement end date specified for the bond issue.
Bond placement shall be effected at the Securities Market Section of Private JSC Moscow Interbank Currency Exchange (henceforth MICEX).

Deals on the bond placement are made in the negotiations mode conducted at MICEX's Securities Market Section by granting applications for sale/purchase of the bonds filed using trade and settlement system of MICEX.
The Seller of the bonds is the Underwriters, acting in their owns names, but on a commission and for expenses of the issuer. The issue underwriters are Joint-Stock Commercial Bank Moskovski Delovoy Mir JSC (Moscow Business World – Public Joint-Stock Company), Private Joint-Stock Company Raiffeisenbank Austria, Private Joint-Stock Company Investment Company Troyka-Dialog (henceforth the "Underwriters").

A potential buyer of bonds who is a member of MICEX's Securities Market Section acts on its own.

In the event that a potential bond buyer is not a member of MICEX's Securities Market Section it/he/she should conclude a relevant agreement with any broker, who is a member of MICEX's Securities Market Section , and issue an order to the broker to acquire bonds of the issue.

A potential bond buyer shall open a relevant depo account with Not-for-profit Partnership National

with another depositary who is a depositor with respect to NDC. Arrangements and period for opening account are according to rules of procedure of the relevant depositaries.

Members of MICEX's Securities Market Section (the "Dealers") acting in their own names and for their own sake, or in their own name but on behalf and for the sake and at the expense of potential buyers, who are not dealers, may on any business day within the bond placement period file an application for a bond purchase at the placement price identifying number of bonds planned to be purchased.

The applications for securities purchases should granted by Underwriters in full, provided that the number of bonds identified in the application for purchase does not exceed the number of the unplaced bonds of the issue. If the number of bonds identified in the application for purchase does exceed the number of bonds remaining unplaced, the application for bond purchase should be granted to the amount of unplaced bonds of the issue.

Underwriters shall grant the applications for bond purchase according to First Come – First Served order. If the total bond issue is placed the further applications are not accepted.

A mandatory condition for bond purchase on MICEX during the bond placement is depositing of the buyer's funds on the account of the member of MICEX's Securities Market Section on whose behalf the application was filed, with MICEX's Clearing Chamber. The amount of deposited funds shall be enough to cover the whole payment for the bonds identified in the applications for bond purchases, including all applicable MICEX's fees and charges. If the conditions stated in a bond purchase application meet the requirements above, the Underwriter shall accept the application at MICEX on the date of filing and the application should be registered with MICEX. The sold bonds shall be entered by the Depositary into the bond buyer's depo account at the date of executing the sale-purchase transaction.

Placement period: ***from July 23, 2002 through July 23, 2002***

Placement price: ***RUR1,000***

Number of actually placed securities pursuant to the registered report on the results of the issue: ***600,000***

Security provided for the bond issue:

Entity providing the security: ***Bassian invest Limited Liability Company***

Type of security: ***Surety***

Monetary value of the security: ***600 000 000 and the accrued interest***

Category of securities: book-entry registered series 1-K bonds

Series: ***1-K***

Type: ***interest-bearing***

Form of the securities: ***registered book-entry***

Nominal value of one bond of the issue: ***RUR500***

Mode of placement: ***conversion of bonds issued by a merging commercial entity into bonds of the united company***

Placement period: ***from November 30, 2002 through November 30, 2002***

Placement price: ***not to be specified for the placement mode in question***

Number of actually placed securities pursuant to the registered report on the results of the issue: ***11,397***

Security provided for the bond issue:

No security

Category of the securities: ***registered book-entry bonds series 2-K***

Series: ***2-K***

Type: ***interest-bearing***

Form of the securities: ***registered book-entry***

Nominal value of one bond of the issue: ***RUR1,000***

Mode of placement: ***conversion of bonds issued by a merging commercial entity into bonds of the united company***

Placement period: ***from November 30, 2002 through November 30, 2002***

Placement price: ***not to be specified for the placement mode in question***

Number of actually placed securities pursuant to the registered report on the results of the issue: ***260***

Security provided for the bond issue:
No security

Category of the securities: ***registered book-entry bonds series 3-K***
Series: ***3-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR500***
Mode of placement: ***conversion of bonds issued by a merging commercial entity into bonds of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not to be specified for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: *5,396*
Security provided for the bond issue:
No security

Category of the securities: ***registered book-entry bonds series 4-K***
Series: ***4-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue:***RUR1,000***
Mode of placement: ***conversion of bonds issued by a merging commercial entity into bonds of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not to be specified for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: *70*
Security provided for the bond issue:
No security

Category of the securities: ***registered book-entry bonds series 5-K***
Series: ***5-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue:***RUR3,600***
Mode of placement: ***conversion of bonds issued by a merging commercial entity into bonds of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not to be specified for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***498***
Security provided for the bond issue:
No security
Category of the securities: ***registered book-entry bonds series 6-K***
Series: ***6-K***
Type: ***interest-bearing***
Form of the securities: ***registered documented bonds***
Nominal value of one bond of the issue: ***RUR1,500***
Mode of placement: ***conversion of bonds issued by a merging commercial entity into bonds of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***

Number of actually placed securities pursuant to the registered report on the results of the issue: ***499***
Security provided for the bond issue:
No security

Category of the securities: ***registered book-entry bonds series 7-K***
Series: ***7-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR1,500***
Mode of placement: ***conversion of bonds issued by a merging commercial entity into bonds of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not to be specified for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***499***
Security provided for the bond issue:
No security

Category of the securities: ***registered book-entry bonds series 8-K***
Series: ***8-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR1,500***
Mode of placement: ***conversion of bonds issued by a merging commercial entity into bonds of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not to be specified for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***500***
Security provided for the bond issue:
No security

Category of the securities: ***registered book-entry bonds series 9-K***
Series: ***9-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR1,500***
Mode of placement: ***conversion of bonds issued by a merging commercial entity into bonds of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not to be specified for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***50***
Security provided for the bond issue:
No security

Category of the securities: ***registered book-entry bonds series 10-K***
Series: ***10-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR1,500***
Mode of placement: ***conversion of bonds issued by a merging commercial entity into bonds of the united company***

Placement period: *from November 30, 2002 through November 30, 2002*
Placement price: ***not to be specified for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: *200*
Security provided for the bond issue:
No security

Category of the securities: ***registered book-entry bonds series 11-K***
Series: ***11-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR1,500***
Mode of placement: ***conversion of bonds issued by a merging commercial entity into bonds of the united company***
Placement period: *from November 30, 2002 through November 30, 2002*
Placement price: ***not to be specified for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: *500*
Security provided for the bond issue:
No security

Category of the securities: ***registered book-entry bonds series 2-И***
Series: ***2-И***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR50***
Mode of placement: ***conversion of bonds issued by a merging commercial entity into bonds of the united company***
Placement period: *from November 30, 2002 through November 30, 2002*
Placement price: ***not to be specified for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: *212,701*
Security provided for the bond issue:
No security

Category of the securities: ***registered book-entry bonds series 3-И***
Series: ***3-И***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR6,000***
Mode of placement: ***conversion of bonds issued by a merging commercial entity into bonds of the united company***
Placement period: *from November 30, 2002 through November 30, 2002*
Placement price: ***not to be specified for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: *349*
Security provided for the bond issue:
No security

Category of the securities: ***registered book-entry bonds series 4-И***
Series: ***4-И***
Type: ***interest-bearing***

Nominal value of one bond of the issue:***RUR4,000***
Mode of placement: ***conversion of bonds issued by a merging commercial entity into bonds of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not to be specified for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***68***
Security provided for the bond issue:
No security

Category of the securities: ***registered interest-bearing non-convertible series 03 bearer bonds***
Series: ***03***
Type: ***interest-bearing***
Form of the securities: ***documentary bearer bonds***
Nominal value of one bond of the issue:***RUR1,000***
Mode of placement: ***public subscription***
Bond placement arrangements

Placement start date or procedure to determine it:

The Placement date shall be announced by the Issuer upon completion of the state registration of the bond issue. Placement shall start nor earlier than 2 (two) weeks from the disclosure of the information in Supplement to The FCSM Herald, newspapers Daily news. Podmoskovie and Vedomosti regarding the state registration of the bond issue and securing for all potential buyers a possibility of accessing the information on this bond issue that should be disclosed under the Federal Securities Market Act and according to regulations of FCSM of the Russian Federation.

The bond placement start date shall be set by the Board of Directors of the Issuer; and potential bond buyers should be advised of it not later than 5 (five) business days before the bond placement start date by publishing the information in the newspapers Daily news. Podmoskovie and Vedomosti.

Bond placement end date or procedure to determine it:

The bond placement end date shall be the earliest of the following two dates: a) the 15th business days from the bond placement start date; b) the placement date of the last bond of the Issue. However the bond placement end date shall not be later than one year from the date of the state registration of the bond issue.

Arrangements and terms and conditions for entering into civil legal agreements (terms and conditions for filing and granting applications)

Specifics of bond placement on the first day of placement:
The bond sellers shall be the Underwriters acting in their own names and/or on behalf of the issuer for the purpose of concluding relevant contracts and agreements with third parties, including without restrictions the bond buyers, and other persons; those contracts or agreements might accompany or be directly or indirectly necessary for placement of bonds by the Arrangers of the bond issue pursuant to the Agreement.
Terms and conditions of the bond issue placement:

The bond placement is effected by entering into a sale-purchase deal at the bond nominal value (starting from the second day from the bond placement start the buyer in the completion of the sale-purchase deal shall also pay the coupon accrued on the bonds).

Bond placement shall be effected at the Securities Market Section of Private JSC Moscow Interbank Currency Exchange (henceforth MICEX).

Full registered name: Private Joint-Stock Company Moscow Interbank Currency Exchange.
Abbreviated corporate name: MICEX
Address: 13 Bolshoy Kislovski Per., building 1, Moscow, 125009, Russia.
Mailing address: 13 Bolshoy Kislovski Per., Moscow, 125009, Russia
License number #077-05870-000001
Date of issue: February 26, 2002

Valid till: Valid for an indefinite term
Licensing authority: issued by FCSM of Russia

Specifics of the bond placement on the first day of placement
An auction for determination of the first coupon interest rate for the bond issue shall start and end on the first day of the bond placement period. The arrangements for holding the auction to determine the first coupon interest rate for the bond issue are set forth in item 57.11 of the Bond Issue prospectus and item 8.3 of the decision on the bond issue.
Upon expiry of the period for filing applications for the auction to determine the first coupon interest rate MICEX shall compile registers of the entered applications filed with each of the Underwriters, and submit them to the Issuer and/or Underwriters. Based on the submitted registers of the applications the Underwriters compile a compounded list of applications.
Based on the analysis of compounded list of purchase applications filed for the auction the Issuer shall determine the first coupon interest rate and in writing advise of it MICEX and Underwriters.
Underwriters shall publish a notice of the first coupon interest rate using MICEX's trade system by sending electronic messages to all members of MICEX's Securities Market Section.
Upon receiving from the Issuer of a written notice of the first coupon interest rate Underwriters based on the compounded list of applications filed for the auction to determine the first coupon interest rate identify the general list of applications to be granted by them and the order of granting them. Underwriters shall put on the general list of accepted applications only those applications where the acceptable interest rate stated in the application by the prospective buyer of bonds is less or equal to the first coupon interest rate determined by the Issuer based on the results of the auction held by it.
By an acceptable first coupon interest rate is meant the first coupon interest rate which if announced by the Issuer will lead to a potential buyer's willingness to buy the number of bonds specified in its application at the par value.
Underwriters determine the order of granting applications, based on the following criteria:
In the first place applications where the least first coupon interest rates are stated.
If there are multiple applications for bond purchase registered in the list and stating the same first coupon interest rate, the applications filed earlier in time shall be granted in the first place.
After the general list of accepted by Underwriters applications is compiled and the order of granting them is identified, the Underwriters shall compile specific lists of applications to be granted, filed with each Underwriter and the order of granting them by each Underwriter specifically.
After compiling specific lists of applications to be granted, filed with each Underwriter and the order of granting them by each Underwriter specifically Underwriters shall grant these applications. Granting applications by the Underwriters shall start at the same agreed upon moment.
If on the first day of the bond issue placement the Underwriters accepted applications of prospective investors filed for the action to determine the first coupon interest rate and carrying on aggregate the number of bonds equal the total volume of the bond issue (i.e. 2,000,000 bonds), there shall be no further placement of the bond issue.

Arrangements for bond placement on the second and following days of the placement.
If on the first day of the bond placement after the Underwriters have granted all applications filed for the auction to determine the first coupon interest rate, a part of the issue remains unplaced on the second and following days of the placement the remaining bonds will be placed.

Starting from the second day of the bond placement the bond buyer when completing a sale-purchase transaction shall also pay the accrued coupon income (the ACI) on the bonds, calculated by the following formula:
ACI = Cj * Nom * (t - Tj-1)/ 365/ 100 %
where
Nom – nominal value per bond;
Cj – the relevant coupon interest rate(per cent p.a.)
Tj-the first day of the start of the jth coupon period;
t – current date.
j – the consecutive number of the relevant coupon period: 1-6;
The amount of the accrued coupon income is calculated with accuracy of 1 copeck (round-off follows

mathematical rules, i.e. the quantity of copecks remains the same if the next less significant digit is less than 5, and is increased by 1, if the next digit is from 5 through 9 inclusive).

On the second and following bond placement days members of MICEX's Securities Market Section file applications for purchase of bonds both on their own expense and for the expense and pursuant to customers' orders. The time for filing applications for purchase is set by relevant MICEX's rules upon concurrence of the Issuer and/or the Underwriters. Applications for bond purchase are filed with one of the Underwriters and should specify the following significant conditions:
a.1) Purchase price - 100 % of the nominal value;
a.2) Number of bonds that the potential buyer would like to purchase.

Upon expiry of the period for filing applications for the bond purchase MICEX shall compile a list of entered applications filed with each Underwriter and submit it to the Issuer and/or the Underwriters. Based on the submitted list of filed applications the Underwriters shall compile a general list of applications.
After the general list of accepted by Underwriters applications is compiled and the order of granting them is identified, the Underwriters shall compile specific lists of applications to be granted, filed with each Underwriter, and the order of granting them by each Underwriter specifically.
After compiling specific lists of applications to be granted, accepted by each Underwriter and the order of granting them by each Underwriter specifically, Underwriters shall grant these applications. Granting applications by the Underwriters shall start at the same agreed upon moment.

Terms and conditions and arrangements for placement of the bond issue

Specifics of the bond placement on the first day of placement
The bonds shall be placed pursuant to effective regulations and rules of Private JSC Moscow Interbank Currency Exchange.
Potential buyers who are members of MICEX's Securities Market Section are admitted for purchasing bonds.
In the event that a potential bond buyer is not a member of MICEX's Securities Market Section it should conclude a relevant agreement with any broker, who is a member of MICEX's Securities Market Section, and issue an order to the broker to acquire bonds of the issue.

A potential buyer of bonds who is a member of MICEX's Securities Market Section (Section Members) acts on its own.
A potential bond buyer shall open a relevant depo account with Not-for-profit Partnership National Depositary Center (henceforth NDC) effecting the centralized custody storage of the bonds of the issue, or with another depositary who is a depositor with respect to NDC. Arrangements and period for opening account are according to rules of procedure of the relevant depositaries.
The Underwriters shall grant only those applications of the Section members which were earlier included in the list of accepted applications. Each Underwriter shall grant applications in the order specified earlier when compiling the list of accepted applications.

If the amount of bonds to be purchased specified in the application exceeds the number of bonds left unplaced, the relevant Underwriter shall grant the applications to the extent of the left unplaced bonds of the issue.
The time for conducting transactions during the auction to determine the interest rate and closing placement deals shall be determined by MICEX upon agreement with the Issuer and/or Underwriters.

A mandatory condition to be met for bond purchase during their placement is a deposit of the buyer's funds on an account of the Section Member in whose name the application is filed, with Non-bank Credit organization Private joint-stock company Clearing House of Moscow Interbank Currency Exchange (the "MICEX CH"). The deposited funds shall be enough to cover in full the payment for the bonds specified in the applications and all applicable commissions and fees charged by MICEX. If an application meets the above requirements the application shall be accepted by the Underwriter on the day of its filing and registered by MICEX.

Bonds sold on the day of completing the sale-purchase deal during the bond placement in MICEX's Securities Market Section shall be transferred to the depo accounts of the bond buyers – depositors of NDC and other depositaries – NDC's depositors on the date of closing the sale-purchase transaction.

Specifics of the bond placement with MICEX's Securities Market Section on the second and following

days of the placement period.
The bonds shall be placed pursuant to effective regulations and rules of Private JSC Moscow Interbank Currency Exchange.
Potential buyers who are members of MICEX's Securities market Section are admitted for purchasing bonds.
In the event that a potential bond buyer is not a member of MICEX's Securities Market Section it/he should conclude a relevant agreement with any broker, who is a member of MICEX's Securities Market Section , and issue an order to the broker to acquire bonds of the issue.
A potential buyer of bonds who is a member of MICEX's Securities Market Section (Section Members) acts on its own.
A potential bond buyer shall open a relevant depo account with Not-for-profit Partnership National Depositary Center (henceforth NDC), or with another depositary who is a depositor with respect to NDC.

The Underwriters shall grant only those applications of the Section members which were earlier included in the list of accepted applications. Each Underwriter shall grant applications in the order specified earlier when compiling the list of accepted applications.
If the amount of bonds to be purchased specified in the application exceeds the number of bonds left unplaced, the relevant Underwriter shall grant the application to the extent of the left unplaced bonds of the issue.
The time for conducting transactions shall be determined by MICEX upon agreement with the Issuer and/or Underwriters.
A mandatory condition to be met for bond purchase during their placement is a deposit of the buyer's funds on an account of the Section Member in whose name the application is filed, with MICEX CH. The deposited funds shall be enough to cover in full the payment for the bonds specified in the applications and all applicable commissions and fees charged by MICEX. If an application meets the above requirements the application shall be accepted by the Underwriter on the day of its filing and registered by MICEX.
Bonds sold on the day of completing the sale-purchase deal during the bond placement in MICEX's Securities Market Section shall be transferred to the depo accounts of the bond buyers – depositors of NDC and other depositaries – NDC's depositors on the date of closing the sale-purchase transaction.

Placement period:
Actual date of the bond placement start: ***September 16, 2003***
Actual date of the bond placement end: ***September 17, 2003***
Placement price: ***RUR1,000***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***2,000,000***
Security provided for the bond issue:
Entity providing the security: ***Bassian invest Limited Liability Company***
Type of security: ***Surety***
Monetary value of the security: ***RUR2,000,000,000 plus the accrued interest***

This quarterly report contains estimates and forecasts of authorized governing bodies of the Issuer regarding future events and/or developments, development outlook for the industry where the Issuer does business, and results of the Issuer's business activities, including the Issuer's prospects and plans, probability of certain event occurrences and undertaking certain actions. Investors are advised not to rely fully on the estimates and forecasts made by the Issuer's governing bodies, as actual results of the Issuer's activities in future may substantially deviate from the forecast ones due to a number of reasons. Purchases of securities carry inherent risks outlined in this quarterly report.

I. Background of persons-members of the Issuer's governing bodies, information on bank accounts, the auditor, appraiser, and financial consultant of the Issuer, and other persons who signed the quarterly report

1.2 Members of the governing bodies of the Issuer

The Board of Directors of the Issuer.
The Board Chairman: ***Mr. Valeriy N. Yashin, born in 1941***

Members of the Board of Directors:
Mr. Stanislav P. Avdiants, born in 1946
Mr. Ruben A. Amaryan, born in 1949
Mr. Boris Dm. Antonyuk, born in 1949
Mr. Vadim E. Belov, born in 1958
Mr. Alexander P. Gribov, born in 1972
Mr. Alexander V. Ikonnikov, born in 1971
Mr. Alexander V. Lopatin, born in 1964
Mr. Aleksey B. Panteleev, born in 1959
Ms. Oksana V. Petrova, born in 1973
Mr. Grigoriy M. Finger, born in 1966

The sole person executive body of the Issuer – the General Director

Mr. Ruben Andronikovich Amaryan, born in 1949

Collective executive body – the Management Board of the Issuer

Mr. Ruben A. Amaryan, born in 1949 – the Chairman of the Management Board
Mr. Aleksey A. Lokotkov, born in 1950
Mr. Maksim A. Pegasov, born in 1966
Mr. Alexander I. Polnikov, born in 1943
Ms. Ella M. Zhuravleva, born in 1961
Ms. Raisa P. Konstantinova, born in 1954
Mr. Sergey V. Pridantsev, born in 1967
Mr. Valeriy P. Sychev, born in 1947
Ms. Tatyana N. Sotskova, born in 1958
Mr. Alexander V. Haustovich, born in 1949
Mr. Nikolay V. Mezhuev, born in 1962

. **Bank accounts of the Issuer**

Names of the lending entities with which the Issuer opened current and other accounts

e of liary/ al unit	Full name of the bank (the parent bank)	Name of the Bank's branch (n/a – not applicable)	Domicile of the bank (location of the state registration)	INN of the bank	Current account of the structural unit	Bank Identification Code (BIC) of the branch	Corresp. account of the subsidiary	Type of the account (income/ budgetary)
Directorate of MRC JSC CenterTelecom								
ecom	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	n/a	10 Smirnovskaya Street, building 22, Moscow,109052, Russia	7744000912	40702810000120612326	044583119	30101810600000000119	current account
ecom	Joint-Stock Commercial Bank Moscow Business World (Public Joint-Stock Company)	n/a	33 Kotelnicheskaya Embankment, building 1, Moscow, 115172, Russia	7706074960	40702810100010026721	044525466	30101810900000000466	current account
ecom	Private Joint-Stock Company Commercial Bank for Entrepreneurship Development GUTA-BANK	n/a	5 Orlikov Pereulok, building 3, Moscow, 107078, Russia	7710353606	40702810400010017541	044583153	30101810200000000153	current account
ecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	n/a	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810040020100852	044552323	30101810900000000323	current account
rrency accounts								
ecom	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	n/a	10 Smirnovskaya Street, building 22, Moscow,109052, Russia	7744000912	40702840200120612303	044583119	30101810600000000119	current account in foreign currency
ecom	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	n/a	10 Smirnovskaya Street, building 22, Moscow,109052, Russia	7744000912	40702840500121612303	044583119	30101810600000000119	transit in foreign currency

lecom	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	n/a	10 Smirnovskaya Street, building 22, Moscow,109052, Russia	7744000912	40702840800122612303	044583119	30101810600000000119	special transi in foreign currency
lecom	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	n/a	10 Smirnovskaya Street, building 22, Moscow,109052, Russia	7744000912	40702978500120612302	044583119	30101810600000000119	current account in foreign currency
lecom	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	n/a	10 Smirnovskaya Street, building 22, Moscow,109052, Russia	7744000912	40702978800121612302	044583119	30101810600000000119	transit in foreign currency
lecom	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	n/a	10 Smirnovskaya Street, building 22, Moscow,109052, Russia	7744000912	40702978100122612302	044583119	30101810600000000119	special transi in foreign currency
: – a subsidiary (branch) of JSC CenterTelecom								
- a ecom; peration	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Alekseevskoe branch #3775	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810307130100409	041403633	30101810100000000633	Income
- a ecom; peration	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Alekseevskoe branch #3775	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810707130100410	041403633	30101810100000000633	Budgetary
- a ecom; st unit	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Valuyskoe branch of SB #3794	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810307190100371	041403633	30101810100000000633	Income
- a ecom st	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Valuyskoe branch of SB #3794	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810907190100373	041403633	30101810100000000633	Budgetary

n unit								
z - a f elecom; ki TC	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Gubkinskoe branch of SB #5103	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810507020100775	041403633	30101810100000000633	Income
z - a f elecom ki TC	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Gubkinskoe branch of SB #5103	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810107020100777	041403633	30101810100000000633	Budgetary
z - a f elecom; ast n unit	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Novoskolskoe branch of SB #5103	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810707120100323	041403633	30101810100000000633	Income
z - a f elecom; ast n unit	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Novoskolskoe branch of SB #5103	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810007120100324	041403633	30101810100000000633	Budgetary
z - a f elecom; operation	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Rakityanskoe of SB #3881	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810607150100231	041403633	30101810100000000633	Income
z - a f elecom; operation	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Rakityanskoe of SB #3881	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810907150100232	041403633	30101810100000000633	Budgetary
z - a f elecom; olski	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Starooskolskoe branch of SB #8426	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810507070101339	041403633	30101810100000000633	Income
z - a f	Joint-Stock Commercial Saving Bank of the	Starooskolskoe branch of SB	19 Vavilova Street, Moscow, 117997,	7707083893	40702810907070101340	041403633	30101810100000000633	Budgetary

'elecom; kolski C	Russian Federation (Public JSC)	#8426	Russia					
z - a of 'elecom; n operating	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Shebekinskoe branch of SB #3920	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810707060100810	041403633	30101810100000000633	Income
z - a of elecom; n operating	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Shebekinskoe branch of SB #3920	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810007060100811	041403633	30101810100000000633	Budgetary
z - a of 'elecom; Vestern n unit	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Yakovlevskoe branch of SB #3906	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810707040100432	041403633	30101810100000000633	Income
z - a of elecom; Vestern n unit	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Yakovlevskoe branch of SB #3906	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810007040100433	041403633	30101810100000000633	Budgetary
z - a of elecom; vyaz	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Belgorodskoe branch of SB #8592	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810307000103044	041403633	30101810100000000633	Income
z - a of elecom; vyaz	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Belgorodskoe branch of SB #8592	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810407000103041	041403633	30101810100000000633	Budgetary
z - a of elecom;	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Belgorodskoe branch of SB #8592	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810507000103051	041403633	30101810100000000633	Income
z - a	Joint-Stock Commercial	Belgorodskoe	19 Vavilova Street,	7707083893	407028102070001030	041403633	30101810100000000633	Budgetary

lecom;	Saving Bank of the Russian Federation (Public JSC)	branch of SB #8592	Moscow, 117997, Russia		50			
- a lecom; city	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Belgorodskoe branch of SB #8592	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810607000103045	041403633	30101810100000000633	Income
- a lecom; city	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Belgorodskoe branch of SB #8592	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810107000103040	041403633	30101810100000000633	Budgetary
- a lecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Belgorodskoe branch of SB #8592	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810007000103043	041403633	30101810100000000633	Income
- a lecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Belgorodskoe branch of SB #8592	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810707000103039	041403633	30101810100000000633	Budgetary
- a lecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Belgorodskoe branch of SB #8592	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810707000103042	041403633	30101810100000000633	Income/ Budgetary (Treasury)
- a lecom	Joint-Stock Company Stock Commercial bank ACB AVTOBANK-NIKOIL	Belgorod branch of JSC ACB AVTOBANK-NIKOIL	41 Lesnaya Street, Moscow, Russia	7707027313	40702810930240000448	041403758	30101810700000000758	Budgetary
- a lecom	Bank for Foreign Trade (Public Joint-Stock Company)	Branch of JSC Vneshtorgbank, Belgorod city	16 Kuznetski Most Street, Moscow, Russia	7702070139	40702810716000000818	041403757	30101810400000000757	Budgetary
- a lecom	Joint-Stock Commercial bank Promsvyazbank (Private JSC)	Belgorod subsidiary of ACB Promsvyazbank "	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810800000013101	041403765	30101810900000000765	Budgetary

: - a f elecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Belgorodskoe branch of SB #8592	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702840807000100326	041403633	30101810100000000633	Current account in foreign currency
: - a f elecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Belgorodskoe branch of SB #8592	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702840707000200326	041403633	30101810100000000633	Transit account in foreign currency
: - a f elecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Belgorodskoe branch of SB #8592	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702840607000300326	041403633	30101810100000000633	Special transit account in foreign currency
: - a f elecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Belgorodskoe branch of SB #8592	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702978407000100326	041403633	30101810100000000633	Current account in foreign currency
: - a f elecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Belgorodskoe branch of SB #8592	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702978307000200326	041403633	30101810100000000633	Transit account in foreign currency
. - a f elecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Belgorodskoe branch of SB #8592	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702978207000300326	041403633	30101810100000000633	Special transit account in foreign currency
- a f elecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Belgorodskoe branch of SB #8592	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702840407000100328	041403633	30101810100000000633	Current account in foreign currency
- a f elecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Belgorodskoe branch of SB #8592	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702840307000200328	041403633	30101810100000000633	Transit account in foreign currency
- a f	Joint-Stock Commercial Saving Bank of the	Belgorodskoe branch of SB	19 Vavilova Street, Moscow, 117997,	7707083893	40702840207000300328	041403633	30101810100000000633	Special transit

lecom	Russian Federation (Public JSC)	#8592	Russia					account in foreign currency
- a lecom	Joint-Stock Company Stock Commercial bank ACB AVTOBANK-NIKOIL	Belgorod branch of JSC ACB AVTOBANK-NIKOIL	41 Lesnaya Street, Moscow, Russia	7707027313	40702840530240000449	041403758	30101810700000000758	Current account in foreign currency
- a lecom	Joint-Stock Company Stock Commercial bank ACB AVTOBANK-NIKOIL	Belgorod branch of JSC ACB AVTOBANK-NIKOIL	41 Lesnaya Street, Moscow, Russia	7707027313	40702840530241000451	041403758	30101810700000000758	Transit account in foreign currency
- a lecom	Joint-Stock Company Stock Commercial bank ACB AVTOBANK-NIKOIL	Belgorod branch of JSC ACB AVTOBANK-NIKOIL	41 Lesnaya Street, Moscow, Russia	7707027313	40702840230241000450	041403758	30101810700000000758	Special transit account in foreign currency
- a lecom	Bank for Foreign Trade (Public Joint-Stock Company)	Branch of JSC Vneshtorgbank, Belgorod city	16 Kuznetski Most Street, Moscow, Russia	7702070139	40702978716000000080	041403757	30101810400000000757	Current account in foreign currency
- a lecom	Bank for Foreign Trade (Public Joint-Stock Company)	Branch of JSC Vneshtorgbank, Belgorod city	16 Kuznetski Most Street, Moscow, Russia	7702070139	40702978116008000080	041403757	30101810400000000757	Transit account in foreign currency
- a lecom	Bank for Foreign Trade (Public Joint-Stock Company)	Branch of JSC Vneshtorgbank, Belgorod city	16 Kuznetski Most Street, Moscow, Russia	7702070139	40702978816007000080	041403757	30101810400000000757	Special transit account in foreign currency
- a lecom	Bank for Foreign Trade (Public Joint-Stock Company)	Branch of JSC Vneshtorgbank, Belgorod city	16 Kuznetski Most Street, Moscow, Russia	7702070139	40702840016000000148	041403757	30101810400000000757	Current account in foreign currency
- a lecom	Bank for Foreign Trade (Public Joint-Stock Company)	Branch of JSC Vneshtorgbank, Belgorod city	16 Kuznetski Most Street, Moscow, Russia	7702070139	40702840716008000149	041403757	30101810400000000757	Transit account in foreign

								currency
- a lecom	Bank for Foreign Trade (Public Joint-Stock Company)	Branch of JSC Vneshtorgbank, Belgorod city	16 Kuznetski Most Street, Moscow, Russia	7702070139	40702840416007000149	041403757	30101810400000000757	Special transit account in foreign currency
- a lecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Belgorodskoe branch of SB #8592	19 Vavilova Street, Moscow, 117997, Russia	7707083893	45206810407000000551	041403633	30101810100000000633	Loan
- a lecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Belgorodskoe branch of SB #8592	19 Vavilova Street, Moscow, 117997, Russia	7707083893	45206810007000000582	041403633	30101810100000000633	Loan
- a lecom	Bank for Foreign Trade (Public Joint-Stock Company)	Branch of JSC Vneshtorgbank, Belgorod city	16 Kuznetski Most Street, Moscow, Russia	7702070139	45206810016000000776	041403757	30101810400000000757	Loan
vyazinform – a subsidiary (branch) of JSC CenterTelecom								
yazinform e	Joint-Stock commercial Saving Bank of RF	Bryanskoe branch of SB #8605	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810508000100887	41501601	30101810400000000601	Income
yazinform e	Joint-Stock commercial Saving Bank of RF	Bryanskoe branch of SB #8605	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810808000100888	41501601	30101810400000000601	Budgetary
yazinform e	Commercial Bank Bryanski Narodny Bank (joint-stock company)	CB BNB (JSC)	1 Lyubeznogo Street, Bryansk	3201005759	40702810800000016830	41501770	30101810700000000770	Budgetary
yazinform ng g center	Commercial Bank Bryanski Narodny Bank (joint-stock company)	CB BNB (JSC)	1 Lyubeznogo Street, Bryansk	3201005759	40702810700000017230	41501770	30101810700000000770	Income
yazinform Node	Joint-Stock commercial Saving Bank of RF	Bryanskoe branch of SB #8605	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810208000100899	41501601	30101810400000000601	Income
yazinform Node	Joint-Stock commercial Saving Bank of RF	Bryanskoe branch of SB #8605	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810508000100900	41501601	30101810400000000601	Budgetary

azinform rk	Joint-Stock commercial Saving Bank of RF	Bryanskoe branch of SB #8605	19 Vavilova Street, Moscow, 117997, Russia	7707083893	4070281080800010O9 01	41501601	30101810400000000601	Income
azinform rk	Joint-Stock commercial Saving Bank of RF	Bryanskoe branch of SB #8605	19 Vavilova Street, Moscow, 117997, Russia	7707083893	407028101080001009 02	41501601	30101810400000000601	Budgetary
azinform	Joint-Stock commercial Saving Bank of RF	Bryanskoe branch of SB #8605	19 Vavilova Street, Moscow, 117997, Russia	7707083893	407028106080001008 97	41501601	30101810400000000601	Income
azinform	Joint-Stock commercial Saving Bank of RF	Bryanskoe branch of SB #8605	19 Vavilova Street, Moscow, 117997, Russia	7707083893	407028109080001008 98	41501601	30101810400000000601	Budgetary
azinform	Joint-Stock commercial Saving Bank of RF	Bryanskoe branch of SB #8605	19 Vavilova Street, Moscow, 117997, Russia	7707083893	407028100080001008 95	41501601	30101810400000000601	Income
azinform	Joint-Stock commercial Saving Bank of RF	Bryanskoe branch of SB #8605	19 Vavilova Street, Moscow, 117997, Russia	7707083893	407028103080001008 96	41501601	30101810400000000601	Budgetary
azinform lode ki Linear	Joint-Stock commercial Saving Bank of RF	Bryanskoe branch of SB #8400	19 Vavilova Street, Moscow, 117997, Russia	7707083893	407028105080001093 12	41501601	30101810400000000601	Income
azinform lode ki Linear	Joint-Stock commercial Saving Bank of RF	Bryanskoe branch of SB #8400	19 Vavilova Street, Moscow, 117997, Russia	7707083893	407028101080001093 27	41501601	30101810400000000601	Budgetary
azinform lode linear	Joint-Stock commercial Saving Bank of RF	Dyatkovskoe branch of SB #5559	19 Vavilova Street, Moscow, 117997, Russia	7707083893	407028105081001003 18	41501601	30101810400000000601	Income
azinform lode linear	Joint-Stock commercial Saving Bank of RF	Dyatkovskoe branch of SB #5559	19 Vavilova Street, Moscow, 117997, Russia	7707083893	407028101081001003 10	41501601	30101810400000000601	Budgetary
azinform lode linear	Joint-Stock commercial Saving Bank of RF	Bryanskoe branch of SB #8400/0122	19 Vavilova Street, Moscow, 117997, Russia	7707083893	407028104080001091 24	41501601	30101810400000000601	Income

azinform Node i linear	Joint-Stock commercial Saving Bank of RF	Bryanskoe branch of SB #8400/0122	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810308000109114	41501601	30101810400000000601	Budgetary
azinform Node ski linear	Joint-Stock commercial Saving Bank of RF	Bryanskoe branch of SB #8605/0150	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810508000109587	41501601	30101810400000000601	Income
azinform Node ski linear	Joint-Stock commercial Saving Bank of RF	Bryanskoe branch of SB #8605/0150	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810208000109531	41501601	30101810400000000601	Budgetary
azinform node	Joint-Stock commercial Saving Bank of RF	Bryanskoe branch of SB #8605 Zhukovskoe office #5561	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810908110100526	41501601	30101810400000000601	Income
azinform node	Joint-Stock commercial Saving Bank of RF	Bryanskoe branch of SB #8605 Zhukovskoe office #5561	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810208110100527	41501601	30101810400000000601	Budgetary
azinform node linear site	Joint-Stock commercial Saving Bank of RF	Bryanskoe branch of SB #8605 Dubrovskoe office #5587	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810308110122023	41501601	30101810400000000601	Budgetary
azinform node linear site	Joint-Stock commercial Saving Bank of RF	Bryanskoe branch of SB #8605 Dubrovskoe office #5587	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810208110122065	41501601	30101810400000000601	Income
azinform node i linear	Joint-Stock commercial Saving Bank of RF	Bryanskoe branch of SB #8605 Kletnyanskoe office #5587	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810508110133016	41501601	30101810400000000601	Income
azinform node i linear	Joint-Stock commercial Saving Bank of RF	Bryanskoe branch of SB #8605 Kletnyanskoe office #5587	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810308110133067	41501601	30101810400000000601	Budgetary
azinform node	Joint-Stock commercial	Bryanskoe branch	19 Vavilova Street,	7707083893	407028105081101110	41501601	30101810400000000601	Income

ki linear	Saving Bank of RF	of SB #8605 Dubrovskoe office #5587	Moscow, 117997, Russia		09			
yazinform i node ki linear	Joint-Stock commercial Saving Bank of RF	Bryanskoe branch of SB #8605 Dubrovskoe office #5588	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810408110111044	41501601	30101810400000000601	Budgetary
yazinform i node	Joint-Stock commercial Saving Bank of RF	Bryanskoe branch of SB #8605 Klintsovskoe office #1563	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810208120100494	41501601	30101810400000000601	Income
yazinform i node	Joint-Stock commercial Saving Bank of RF	Bryanskoe branch of SB #8605 Klintsovskoe office #1563	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810908120100493	41501601	30101810400000000601	Budgetary
yazinform i node i linear	Joint-Stock commercial Saving Bank of RF	Bryanskoe branch of SB #8605 Klintsovskoe office #1563 / 039	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810208120010005	41501601	30101810400000000601	Income
yazinform i node i linear	Joint-Stock commercial Saving Bank of RF	Bryanskoe branch of SB #8605 Klintsovskoe office #1563 / 039	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810008120010027	41501601	30101810400000000601	Budgetary
yazinform i node ski linear	Joint-Stock commercial Saving Bank of RF	Bryanskoe branch of SB #8605 Klintsovskoe office #1563/048	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810608120020035	41501601	30101810400000000601	Income
yazinform i node ski linear	Joint-Stock commercial Saving Bank of RF	Bryanskoe branch of SB #8605 Klintsovskoe office #1563/048	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810008120020020	41501601	30101810400000000601	Budgetary
yazinform node	Joint-Stock commercial Saving Bank of RF	Bryanskoe branch of SB #8605 Navlinskoe office #5567	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810208130100002	41501601	30101810400000000601	Income
yazinform	Joint-Stock commercial	Bryanskoe branch	19 Vavilova Street,	7707083893	407028101081301000	41501601	30101810400000000601	Budgetary

node	Saving Bank of RF	of SB #8605 Navlinskoe office #5567	Moscow, 117997, Russia		05			
yazinform node linear site	Joint-Stock commercial Saving Bank of RF	Bryanskoe branch of SB #8605 Brasovskoe office #5567	19 Vavilova Street, Moscow, 117997, Russia	7707083893	407028105081301010 28	41501601	30101810400000000601	Income
yazinform node linear site	Joint-Stock commercial Saving Bank of RF	Bryanskoe branch of SB #8605 Brasovskoe office #5567	19 Vavilova Street, Moscow, 117997, Russia	7707083893	407028104081301010 47	41501601	30101810400000000601	Budgetary
yazinform node ki linear	Joint-Stock commercial Saving Bank of RF	Bryanskoe branch of SB #8605 Brasovskoe office #5557	19 Vavilova Street, Moscow, 117997, Russia	7707083893	407028109081301020 54	41501601	30101810400000000601	Income
yazinform node ki linear	Joint-Stock commercial Saving Bank of RF	Bryanskoe branch of SB #8605 Brasovskoe office #5557	19 Vavilova Street, Moscow, 117997, Russia	7707083893	407028100081301020 80	41501601	30101810400000000601	Budgetary
yazinform node ar site	Joint-Stock commercial Saving Bank of RF	Bryanskoe branch of SB #8605 Navlinskoe office #5567 full service branch 038	19 Vavilova Street, Moscow, 117997, Russia	7707083893	407028103081301030 35	41501601	30101810400000000601	Income
yazinform node ar site	Joint-Stock commercial Saving Bank of RF	Bryanskoe branch of SB #8605 Navlinskoe office #5567 full service branch 038	19 Vavilova Street, Moscow, 117997, Russia	7707083893	407028108081301030 27	41501601	30101810400000000601	Budgetary
yazinform node inear site	Joint-Stock commercial Saving Bank of RF	Bryanskoe branch of SB #8605 Trubchevskoe office #5571/079	19 Vavilova Street, Moscow, 117997, Russia	7707083893	407028108081501020 08	41501601	30101810400000000601	Budgetary
yazinform node inear site	Joint-Stock commercial Saving Bank of RF	Bryanskoe branch of SB #8605 Trubchevskoe	19 Vavilova Street, Moscow, 117997, Russia	7707083893	407028109081501020 47	41501601	30101810400000000601	Income

		office #5571/079						
azinform ovski	Joint-Stock commercial Saving Bank of RF	Bryanskoe branch of SB #8605 Novozykvoskoe branch #5580	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810708190100432	41501601	30101810400000000601	Income
azinform ovski	Joint-Stock commercial Saving Bank of RF	Bryanskoe branch of SB #8605 Novozybkvoskoe branch #5580	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810008190100433	41501601	30101810400000000601	Budgetary
azinform ovski ovski	Joint-Stock commercial Saving Bank of RF	Bryanskoe branch of SB #8605 Novozybkovskoe office #5580/061	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810208190103599	41501601	30101810400000000601	Budgetary
azinform ovski vski	Joint-Stock commercial Saving Bank of RF	Bryanskoe branch of SB #8605 Novozybkovskoe office #5580/061	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810508190105242	41501601	30101810400000000601	Income
azinform ovski vski	Joint-Stock commercial Saving Bank of RF	Bryanskoe branch of SB #8605 Novozybkovskoe office #5580/061	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810808190105243	41501601	30101810400000000601	Budgetary
azinform node	Joint-Stock commercial Saving Bank of RF	Bryanskoe branch of SB #8605 Trubchevskoe office #5571	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810008150103014	41501601	30101810400000000601	Income
azinform node	Joint-Stock commercial Saving Bank of RF	Bryanskoe branch of SB #8605 Trubchevskoe office #5571	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810908150103062	41501601	30101810400000000601	Budgetary
azinform node i linear	Joint-Stock commercial Saving Bank of RF	Bryanskoe branch of SB #8605 Trubchevskoe office #5571	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810908150100337	41501601	30101810400000000601	Income
azinform node i linear	Joint-Stock commercial Saving Bank of RF	Bryanskoe branch of SB #8605 Trubchevskoe	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810108150100344	41501601	30101810400000000601	Budgetary

		office #5571						
yazinform node near site	Joint-Stock commercial Saving Bank of RF	Bryanskoe branch of SB #8605 Trubchevskoe office #5571	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810208150100338	41501601	30101810400000000601	Income
yazinform node near site	Joint-Stock commercial Saving Bank of RF	Bryanskoe branch of SB #8605 Trubchevskoe office #5571	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810808150100343	41501601	30101810400000000601	Budgetary
yazinform node	Joint-Stock commercial Saving Bank of RF	Bryanskoe branch of SB #8605 Unechskoe office #5586	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810708230000191	41501601	30101810400000000601	Income
yazinform node	Joint-Stock commercial Saving Bank of RF	Bryanskoe branch of SB #8605 Unechskoe office #5586	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810008230000192	41501601	30101810400000000601	Budgetary
yazinform node near site	Joint-Stock commercial Saving Bank of RF	Bryanskoe branch of SB #8605 Mglinskoe office #5579	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810508230105050	41501601	30101810400000000601	Income
yazinform node near site	Joint-Stock commercial Saving Bank of RF	Bryanskoe branch of SB #8605 Mglinskoe office #5579	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810008230105071	41501601	30101810400000000601	Budgetary
yazinform node i linear	Joint-Stock commercial Saving Bank of RF	Bryanskoe branch of SB #8605 Starodubskoe office #5583	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810008210100180	41501601	30101810400000000601	Income
yazinform node i linear	Joint-Stock commercial Saving Bank of RF	Bryanskoe branch of SB #8605 Starodubskoe office #5583	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810308210100181	41501601	30101810400000000601	Budgetary
yazinform node inear site	Joint-Stock commercial Saving Bank of RF	Bryanskoe branch of SB #8605 Surazhskoe office	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810708230004061	41501601	30101810400000000601	Income

		#5584						
yazinform linear site linear site	Joint-Stock commercial Saving Bank of RF	Bryanskoe branch of SB #8605 Surazhskoe office #5584	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810508230004009	41501601	30101810400000000601	Budgetary
yazinform e	Joint-Stock commercial Saving Bank of RF	Bryanskoe branch of SB #8605	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702840808000101585	41501601	30101810400000000601	Current account in foreign currency
yazinform e	Joint-Stock commercial Saving Bank of RF	Bryanskoe branch of SB #8605	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702840708000201585	41501601	30101810400000000601	Transit account in foreign currency
yazinform e	Joint-Stock commercial Saving Bank of RF	Bryanskoe branch of SB #8605	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702840608000301585	41501601	30101810400000000601	Special transit account in foreign currency
yazinform e	Commercial Bank Bryanski Narodny Bank (joint-stock company)	CB BNB (JSC)	241011, r. 1 Lyubeznogo Street, Bryansk	3201005759	40702840700000000233	41501770	30101810700000000770	Current account in foreign currency
yazinform e	Commercial Bank Bryanski Narodny Bank (joint-stock company)	CB BNB (JSC)	241011, r. 1 Lyubeznogo Street, Bryansk	3201005759	40702840800000010233	41501770	30101810700000000770	Transit account in foreign currency
yazinform e	Commercial Bank Bryanski Narodny Bank (joint-stock company)	CB BNB (JSC)	241011, r. 1 Lyubeznogo Street, Bryansk	3201005759	40702840600000090233	41501770	30101810700000000770	Special transit account in foreign currency
yazinform e	Joint-Stock commercial Saving Bank of RF	Bryanskoe branch of SB #8605	19 Vavilova Street, Moscow, 117997, Russia	7707083893	45206810908000000185	41501601	30101810400000000601	Loan account
yazinform e	Commercial Bank Bryanski Narodny Bank	CB BNB (JSC)	1 Lyubeznogo Street, Bryansk	3201005759	45206810600000002150	41501770	30101810700000000770	Loan account

	(joint-stock company)							
yaz of the Vladimir region - a subsidiary (branch) of JSC CenterTelecom								
yaz of mir of lecom	Joint-Stock Company Stock Bank Moscow Industrial Bank	Branch of ACB Moscow Industrial Bank	35 Lenina Prospekt, Vladimir, 600015, Russia	7725039953	4070284080026000 16 82 4070284010026100 16 82 4070284040026200 16 82	041708716	30101810200000000716	Special transit account in foreign currency
yaz of mir of JSC lecom	Joint-Stock Company Stock Bank Moscow Industrial Bank	Branch of ACB Moscow Industrial Bank	35 Lenina Prospekt, Vladimir, 600015, Russia	7725039953	4070281080026100 16 82 4070281010026200 16 82	041708716	30101810200000000716	Income budgetary
ovski e	Joint-Stock Company Stock Bank Moscow Industrial Bank	Branch of ACB Moscow Industrial Bank	35 Lenina Prospekt, Vladimir, 600015, Russia	7725039953	4070281050226101 16 82 4070281080226201 16 82	041708716	30101810200000000716	Income budgetary
ovski e	Joint-Stock Company Stock Bank Moscow Industrial Bank	Branch of ACB Moscow Industrial Bank	35 Lenina Prospekt, Vladimir, 600015, Russia	7725039953	4070281000026102 16 82 4070281030026202 16 82	041708716	30101810200000000716	Income budgetary
etski e	Joint-Stock Company Stock Bank Moscow Industrial Bank	Branch of ACB Moscow Industrial Bank	35 Lenina Prospekt, Vladimir, 600015, Russia	7725039953	4070281010026103 16 82 4070281040026203 16 82	041708716	30101810200000000716	Income budgetary
ustalny e	Joint-Stock Company Stock Bank Moscow Industrial Bank	Branch of ACB Moscow Industrial Bank	42 Kalinina Street, Gus'-Khrustalny, Vladimir region, 601550, Russia	7725039953	4070281040028104 16 82 4070281070028204 16 82	041708716	30101810200000000716	Income budgetary
ovski e	Joint-Stock Company Stock Bank Moscow Industrial Bank	Branch of ACB Moscow Industrial Bank	20/1 Socialisticheskaya Street, Kovrov, Vladimir region, 601909, Russia	7725039953	4070281040027105 16 82 4070281070027205 16 82	041708716	30101810200000000716	Income budgetary
ki local	Joint-Stock Company	Branch of ACB	4 K. Marx Street,	7725039953	4070281070029106 16	041708716	30101810200000000716	Income

	Stock Bank Moscow Industrial Bank	Moscow Industrial Bank	Kolchugino, Vladimir region 601750, Russia.		82 4070281000029206 16 82			budgetary
ki local	Joint-Stock Company Stock Bank Moscow Industrial Bank	Branch of ACB Moscow Industrial Bank	20/1 Socialisticheskaya Street, Kovrov, Vladimir region, 601909, Russia	7725039953	40702810600271071 6 82 4070281090027207 16 82	041708716	30101810200000000716	Income budgetary
inski local	Joint-Stock Company Stock Bank Moscow Industrial Bank	Branch of ACB Moscow Industrial Bank	4 Karl Marx Street, Kolchugino, Vladimir region, 601750, Russia	7725039953	4070281090029108 16 82 4070281020029208 16 82	041708716	30101810200000000716	Income budgetary
vski local	Joint-Stock Company Stock Bank Moscow Industrial Bank	Branch of ACB Moscow Industrial Bank	85B Moskovskaya Street, Murom, Vladimir region, 602200, Russia	7725039953	4070281000030109 16 82 4070281030030209 16 82	041708716	30101810200000000716	Income budgetary
ki local	Joint-Stock Company Stock Bank Moscow Industrial Bank	Branch of ACB Moscow Industrial Bank	85B Moskovskaya Street, Murom, Vladimir region, 602200, Russia	7725039953	4070281000030110 16 82 4070281030030210 16 82	041708716	30101810200000000716	Income budgetary
ski local	Joint-Stock Company Stock Bank Moscow Industrial Bank	Branch of ACB Moscow Industrial Bank	35 Lenina Prospekt, Vladimir, 600015, Russia	7725039953	4070281080026111 16 82 4070281010026211 16 82	041708716	30101810200000000716	Income budgetary
vski local	Joint-Stock Company Stock Bank Moscow Industrial Bank	Branch of ACB Moscow Industrial Bank	85B Moskovskaya Street, Murom, Vladimir region, 602200, Russia	7725039953	4070281020030112 16 82 4070281050030212 16 82	041708716	30101810200000000716	Income budgetary
local	Joint-Stock Company Stock Bank Moscow Industrial Bank	Branch of ACB Moscow Industrial Bank	35 Lenina Prospekt, Vladimir, 600015, Russia	7725039953	4070281000026113 16 82 4070281030026213 16 82	041708716	30101810200000000716	Income budgetary
lski local	Joint-Stock Company Stock Bank Moscow Industrial Bank	Branch of ACB Moscow Industrial Bank	35 Lenina Prospekt, Vladimir, 600015, Russia	7725039953	4070281010026114 16 82 4070281040026214 16 82	041708716	30101810200000000716	Income budgetary

ki local	Joint-Stock Company Stock Bank Moscow Industrial Bank	Branch of ACB Moscow Industrial Bank	35 Lenina Prospekt, Vladimir, 600015, Russia	7725039953	4070281020026115l682 4070281050026215l682	041708716	30101810200000000716	Income budgetary
Polski de	Joint-Stock Company Stock Bank Moscow Industrial Bank	Branch of ACB Moscow Industrial Bank	4 Karl Marx Street, Kolchugino, Vladimir region, 601750, Russia	7725039953	40702810600291161682 40702810900292161682	041708716	30101810200000000716	Income budgetary
r city e network	Joint-Stock Company Stock Bank Moscow Industrial Bank	Branch of ACB Moscow Industrial Bank	35 Lenina Prospekt, Vladimir, 600015, Russia	7725039953	40702810400261171682 40702810700262171682	041708716	30101810200000000716	Income budgetary
r e and h e	Joint-Stock Company Stock Bank Moscow Industrial Bank	Branch of ACB Moscow Industrial Bank	35 Lenina Prospekt, Vladimir, 600015, Russia	7725039953	40702810500261181682 40702810800262181682	041708716	30101810200000000716	Income budgetary
hsvyazinform - a subsidiary (branch) of JSC CenterTelecom								
hsvyazinf branch of elecom	Subsidiary of joint-stock commercial Saving Bank of the RF (Public joint-stock company), Central-Black-soil Bank, Voronezh	Central-Black-soil Bank of SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810313000108843	042007681	30101810600000000681	Income
hsvyazinf branch of elecom	Subsidiary of joint-stock commercial Saving Bank of the RF (Public joint-stock company), Central-Black-soil Bank, Voronezh	Central-Black-soil Bank of SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810613000108844	042007681	30101810600000000681	Budgetary
i municatio	Subsidiary of joint-stock commercial Saving Bank of the RF (Public joint-stock company)-Anninskoe branch, Anna settlement, Voronezh region, #3777	Anninskoe branch #3777	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810013030100548	042007681	30101810600000000681	Income

unicatio	Subsidiary of joint-stock commercial Saving Bank of the RF (Public joint-stock company)- Anninskoe branch, Anna settlement, Voronezh region, #3777	Anninskoe branch #3777	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810313030100549	042007681	30101810600000000681	Budgetary
i unicatio	Subsidiary of joint-stock commercial Saving Bank of the RF (Public joint-stock company)- Bobrovskoe branch #3783, Bobrov, Vladimir region	Bobrovskoe branch #3783	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810613040100268	042007681	30101810600000000681	Income
i unicatio	Subsidiary of joint-stock commercial Saving Bank of the RF (Public joint-stock company)- Bobrovskoe branch #3783, Bobrov, Vladimir region	Bobrovskoe branch #3783	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810913040100269	042007681	30101810600000000681	Budgetary
rski unicatio	Subsidiary of joint-stock commercial Saving Bank of the RF (Public joint-stock company)- Pavlovskoe branch, Pavlovsk, Voronezh region #3872	Pavlovskoe branch #3872	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810113230102657	042007681	30101810600000000681	Income
rski unicatio	Subsidiary of joint-stock commercial Saving Bank of the RF (Public joint-stock company)- Pavlovskoe branch, Pavlovsk, Voronezh region #3872	Pavlovskoe branch #3872	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810413230102658	042007681	30101810600000000681	Budgetary
ebski unicatio	Subsidiary of joint-stock commercial Saving	Borisoglebskoe branch #193	19 Vavilova Street, Moscow, 117997,	7707083893	40702810913060100977	042007681	30101810600000000681	Income

	Bank of the RF (Public joint-stock company)-Borisoglebskoe branch, Borisoglebsk, Voronezh region #193		Russia					
ebski unicatio	Subsidiary of joint-stock commercial Saving Bank of the RF (Public joint-stock company)-Borisoglebskoe branch, Borisoglebsk, Voronezh region #193	Borisoglebskoe branch #193	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810213060100978	042007681	30101810600000000681	Budgetary
vski unicatio	Subsidiary of joint-stock commercial Saving Bank of the RF (Public joint-stock company)-Buturlinovskoe branch, Buturlinovka, Voronezh region #3793	Buturlinovskoe branch #3793	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810113070100385	042007681	30101810600000000681	Income
vski unicatio	Subsidiary of joint-stock commercial Saving Bank of the RF (Public joint-stock company)-Buturlinovskoe branch, Buturlinovka, Voronezh region #3793	Buturlinovskoe branch #3793	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810413070100386	042007681	30101810600000000681	Budgetary
vski unicatio	Subsidiary of joint-stock commercial Saving Bank of the RF (Public joint-stock company)-Kalacheevskoe branch, Kalach, Voronezh region #3836	Kalacheevskoe branch #3836	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810513120100589	042007681	30101810600000000681	Income
vski unicatio	Subsidiary of joint-stock commercial Saving Bank of the RF (Public joint-stock company)-	Kalacheevskoe branch #3836	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810913120100590	042007681	30101810600000000681	Budgetary

	Kalacheevskoe branch, Kalach, Voronezh region #3836							
ovski unicatio	Subsidiary of joint-stock commercial Saving Bank of the RF (Public joint-stock company)-Rossoshanskoe branch, Rossosh, Voronezh region #382	Rossoshanskoe branch #382	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810113300103078	042007681	30101810600000000681	Income
ovski unicatio	Subsidiary of joint-stock commercial Saving Bank of the RF (Public joint-stock company)-Rossoshanskoe branch, Rossosh, Voronezh region #382	Rossoshanskoe branch #382	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810413300103079	042007681	30101810600000000681	Budgetary
unicatio	Subsidiary of joint-stock commercial Saving Bank of the RF (Public joint-stock company)-Liskinskoe branch, Liski, Voronezh region #3854	Liskinskoe branch #3854	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810913160100385	042007681	30101810600000000681	Income
unicatio	Subsidiary of joint-stock commercial Saving Bank of the RF (Public joint-stock company)-Liskinskoe branch, Liski, Voronezh region #3854	Liskinskoe branch #3854	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810213160100386	042007681	30101810600000000681	Budgetary
anski unicatio	Subsidiary of joint-stock commercial Saving Bank of the RF (Public joint-stock company)-Novousmanskoe branch, Novaya Usman',	Novousmanskoe branch #3869	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810313190100353	042007681	30101810600000000681	Income

	Voronesh region #3869							
anski unicatio	Subsidiary of joint-stock commercial Saving Bank of the RF (Public joint-stock company)-Novousmanskoe branch, Novaya Usman', Voronesh region #3869	Novousmanskoe branch #3869	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810613190100354	042007681	30101810600000000681	Budgetary
nezhski unicatio	Subsidiary of joint-stock commercial Saving Bank of the RF (Public joint-stock company)-Full service office #0171, Novovoronezh, Voronezh region	Additional office #0171	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810413180108841	042007681	30101810600000000681	Income
nezhski unicatio	Subsidiary of joint-stock commercial Saving Bank of the RF (Public joint-stock company)-Full service office #0171, Novovoronezh, Voronezh region	Additional office #0171	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810713180108842	042007681	30101810600000000681	Budgetary
nski unicatio	Subsidiary of joint-stock commercial Saving Bank of the RF (Public joint-stock company)-Ostrogozhskoe branch #989, Ostrogozhsk, Voronezh region	Ostrogozhskoe branch #989	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810713220100315	042007681	30101810600000000681	Income
nski unicatio	Subsidiary of joint-stock commercial Saving Bank of the RF (Public joint-stock company)-Ostrogozhskoe branch #989, Ostrogozhsk, Voronezh region	Ostrogozhskoe branch #989	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810013220100316	042007681	30101810600000000681	Budgetary

unicatio	Subsidiary of joint-stock commercial Saving Bank of the RF (Public joint-stock company)- Pavlovskoe branch, Pavlovsk, Voronezh region #3872	Pavlovskoe branch #3872	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810113230100659	042007681	30101810600000000681	Income
unicatio	Subsidiary of joint-stock commercial Saving Bank of the RF (Public joint-stock company)- Pavlovskoe branch, Pavlovsk, Voronezh region #3872	Pavlovskoe branch #3872	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810513230100660	042007681	30101810600000000681	Budgetary
nski unicatio	Subsidiary of joint-stock commercial Saving Bank of the RF (Public joint-stock company)- Rossoshanskoe branch, Rossosh, Voronezh region #382	Rossoshanskoe branch #382	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810713300100918	042007681	30101810600000000681	Income
nski unicatio	Subsidiary of joint-stock commercial Saving Bank of the RF (Public joint-stock company)- Rossoshanskoe branch, Rossosh, Voronezh region #382	Rossoshanskoe branch #382	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810013300100919	042007681	30101810600000000681	Budgetary
i unicatio	Subsidiary of joint-stock commercial Saving Bank of the RF (Public joint-stock company)- Semilukskoe branch #3825, Semiluki, Voronezh region	Semilukskoe branch #3825	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810913310100452	042007681	30101810600000000681	Income
i	Subsidiary of joint-stock	Semilukskoe	19 Vavilova Street,	7707083893	407028102133101004	042007681	30101810600000000681	Budgetary

unicatio	commercial Saving Bank of the RF (Public joint-stock company)-Semilukskoe branch #3825, Semiluki, Voronezh region	branch #3825	Moscow, 117997, Russia		53			
unicatio	Subsidiary of joint-stock commercial Saving Bank of the RF (Public joint-stock company)-Buturlinovskoe branch, Buturlinovka, Voronezh region #3793	Buturlinovskoe branch #193	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810013070101387	042007681	30101810600000000681	Income
unicatio	Subsidiary of joint-stock commercial Saving Bank of the RF (Public joint-stock company)-Buturlinovskoe branch, Buturlinovka, Voronezh region #3793	Buturlinovskoe branch #193	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810313070101388	042007681	30101810600000000681	Budgetary
ki unicatio	Subsidiary of joint-stock commercial Saving Bank of the RF (Public joint-stock company)-Semilukskoe branch #3825, Semiluki, Voronezh region	Semilukskoe branch #3825	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810113310102454	042007681	30101810600000000681	Income
ki unicatio	Subsidiary of joint-stock commercial Saving Bank of the RF (Public joint-stock company)-Semilukskoe branch #3825, Semiluki, Voronezh region	Semilukskoe branch #3825	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810413310102455	042007681	30101810600000000681	Budgetary
nal and	Subsidiary of joint-stock commercial Saving	Central-Black-soil Bank of SB of RF	19 Vavilova Street, Moscow, 117997,	7707083893	40702810013000108855	042007681	30101810600000000681	Income

h e	Bank of the RF (Public joint-stock company), Central-Black-soil Bank, Voronezh		Russia					
onal e and n e	Subsidiary of joint-stock commercial Saving Bank of the RF (Public joint-stock company), Central-Black-soil Bank, Voronezh	Central-Black-soil Bank of SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810313000108856	042007681	30101810600000000681	Budgetary
hski city oadcasting	Subsidiary of joint-stock commercial Saving Bank of the RF (Public joint-stock company), Central-Black-soil Bank, Voronezh	Central-Black-soil Bank of SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810613000108857	042007681	30101810600000000681	Income
hski city oadcasting	Subsidiary of joint-stock commercial Saving Bank of the RF (Public joint-stock company), Central-Black-soil Bank, Voronezh	Central-Black-soil Bank of SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810913000108858	042007681	30101810600000000681	Budgetary
er Service	Subsidiary of joint-stock commercial Saving Bank of the RF (Public joint-stock company), Central-Black-soil Bank, Voronezh	Central-Black-soil Bank of SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810813000108851	042007681	30101810600000000681	Income
er Service	Subsidiary of joint-stock commercial Saving Bank of the RF (Public joint-stock company), Central-Black-soil Bank, Voronezh	Central-Black-soil Bank of SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810113000108852	042007681	30101810600000000681	Budgetary
al ance	Subsidiary of joint-stock commercial Saving	Central-Black-soil Bank of SB of RF	19 Vavilova Street, Moscow, 117997,	7707083893	40702810913000108861	042007681	30101810600000000681	Budgetary

	Bank of the RF (Public joint-stock company), Central-Black-soil Bank, Voronezh		Russia					
al ance	Subsidiary of joint-stock commercial Saving Bank of the RF (Public joint-stock company), Central-Black-soil Bank, Voronezh	Central-Black-soil Bank of SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810513000109804	042007681	30101810600000000681	Income
and s ance	Subsidiary of joint-stock commercial Saving Bank of the RF (Public joint-stock company), Central-Black-soil Bank, Voronezh	Central-Black-soil Bank of SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810213000108859	042007681	30101810600000000681	Income
and s ance	Subsidiary of joint-stock commercial Saving Bank of the RF (Public joint-stock company), Central-Black-soil Bank, Voronezh	Central-Black-soil Bank of SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810613000108860	042007681	30101810600000000681	Budgetary
h city e network	Subsidiary of joint-stock commercial Saving Bank of the RF (Public joint-stock company), Central-Black-soil Bank, Voronezh	Central-Black-soil Bank of SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810413000108853	042007681	30101810600000000681	Income
h city e network	Subsidiary of joint-stock commercial Saving Bank of the RF (Public joint-stock company), Central-Black-soil Bank, Voronezh	Central-Black-soil Bank of SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810713000108854	042007681	30101810600000000681	Budgetary
hsvyazinf branch of	Voronezh subsidiary of Joint-Stock Commercial	Voronezh subsidiary of ACB	10 Smirnovskaya Street, building 22,	7744000912	40702810300010060301	042007882	30101810700000000882	Income

lecom	bank Promsvyazbank (Private JSC)	Promsvyazbank	Moscow,109052, Russia					
nsvyazinf ranch of lecom	Voronezh subsidiary of Joint-Stock Commercial bank Promsvyazbank (Private JSC)	Voronezh subsidiary of ACB Promsvyazbank	10 Smirnovskaya Street, building 22, Moscow,109052, Russia	7744000912	40702810200010000319	042007882	30101810700000000882	Budgetary
r Service	Voronezh subsidiary of Joint-Stock Commercial bank Promsvyazbank (Private JSC)	Voronezh subsidiary of ACB Promsvyazbank	10 Smirnovskaya Street, building 22, Moscow,109052, Russia	7744000912	40702810600010000320	042007882	30101810700000000882	Income
n city e network	Voronezh subsidiary of Joint-Stock Commercial bank Promsvyazbank (Private JSC)	Voronezh subsidiary of ACB Promsvyazbank	10 Smirnovskaya Street, building 22, Moscow,109052, Russia	7744000912	40702810900010000321	042007882	30101810700000000882	Income
r Service	Subsidiary of Joint-Stock Commercial bank MENATEP (Public JSC) in Voronezh	Subsidiary of JSC MENATEP SPb in Voronezh	1 Nevski Prospect, Saint-Petersburg, 191186, Russia	7831001567	40702810200160001161	042007879	30101810700000000879	Income
n - a subsidiary (branch) of JSC CenterTelecom								
lecom's y n	Joint-Stock commercial Saving Bank of the Russian Federation (Public JSC)	Ivanovskoe branch #8639	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810017000101059	042406608	30101810000000000608	Income accounts
lecom's y n	Joint-Stock commercial Saving Bank of the Russian Federation (Public JSC)	Ivanovskoe branch #8639	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810417000101060	042406608	30101810000000000608	Debit accounts
lecom's y n	Joint-Stock commercial Saving Bank of the Russian Federation (Public JSC)	Ivanovskoe branch #8639	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810717000101061	042406609	30101810000000000608	Joint activity account
lecom's y n OC Vychuga	Joint-Stock commercial Saving Bank of the Russian Federation (Public JSC)	Ivanovskoe branch #8639	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810917180100245	042406608	30101810000000000608	Income accounts

lecom's y n OC Vychuga	Joint-Stock commercial Saving Bank of the Russian Federation (Public JSC)	Ivanovskoe branch #8639	19 Vavilova Street, Moscow, 117997, Russia	7707083893	4070281021718010024 6	042406608	30101810000000000608	Debit accounts
lecom's y n - OC Gavrilov	Joint-Stock commercial Saving Bank of the Russian Federation (Public JSC)	Ivanovskoe branch #8639	19 Vavilova Street, Moscow, 117997, Russia	7707083893	4070281031717010006 2	042406608	30101810000000000608	Income accounts
lecom's y n - OC Gavrilov	Joint-Stock commercial Saving Bank of the Russian Federation (Public JSC)	Ivanovskoe branch #8639	19 Vavilova Street, Moscow, 117997, Russia	7707083893	4070281061717010006 3	042406608	30101810000000000608	Debit accounts
lecom's y n - OC a	Joint-Stock commercial Saving Bank of the Russian Federation (Public JSC)	Ivanovskoe branch #8639	19 Vavilova Street, Moscow, 117997, Russia	7707083893	4070281051716010079 1	042406608	30101810000000000608	Income accounts
lecom's y n - OC a	Joint-Stock commercial Saving Bank of the Russian Federation (Public JSC)	Ivanovskoe branch #8639	19 Vavilova Street, Moscow, 117997, Russia	7707083893	4070281081716010079 2	042406608	30101810000000000608	Debit accounts
lecom's y n - OC Puchezh	Joint-Stock commercial Saving Bank of the Russian Federation (Public JSC)	Ivanovskoe branch #8639	19 Vavilova Street, Moscow, 117997, Russia	7707083893	4070281001708010055 9	042406608	30101810000000000608	Income accounts
lecom's	Joint-Stock commercial Saving Bank of the	Ivanovskoe branch #8639	19 Vavilova Street, Moscow, 117997,	7707083893	4070281041708010056 0	042406608	30101810000000000608	Debit accounts

/ ı - OC Puchezh	Russian Federation (Public JSC)		Russia					
lecom's / ı - OC Teykovo	Joint-Stock commercial Saving Bank of the Russian Federation (Public JSC)	Ivanovskoe branch #8639	19 Vavilova Street, Moscow, 117997, Russia	7707083893	4070281041704010017 3	042406608	30101810000000000608	Income accounts
lecom's / ı - OC Teykovo	Joint-Stock commercial Saving Bank of the Russian Federation (Public JSC)	Ivanovskoe branch #8639	19 Vavilova Street, Moscow, 117997, Russia	7707083893	4070281011704010017 2	042406608	30101810000000000608	Debit accounts
lecom's / ı - OC /	Joint-Stock commercial Saving Bank of the Russian Federation (Public JSC)	Ivanovskoe branch #8639	19 Vavilova Street, Moscow, 117997, Russia	7707083893	4070281071707023559 8	042406608	30101810000000000608	Income accounts
lecom's / ı - OC /	Joint-Stock commercial Saving Bank of the Russian Federation (Public JSC)	Ivanovskoe branch #8639	19 Vavilova Street, Moscow, 117997, Russia	7707083893	4070281011707013559 9	042406608	30101810000000000608	Debit accounts
lecom's / ı - OC Shuya	Joint-Stock commercial Saving Bank of the Russian Federation (Public JSC)	Ivanovskoe branch #8639	19 Vavilova Street, Moscow, 117997, Russia	7707083893	4070281001714010054 1	042406608	30101810000000000608	Income accounts
lecom's / ı - OC Shuya	Joint-Stock commercial Saving Bank of the Russian Federation (Public JSC)	Ivanovskoe branch #8639	19 Vavilova Street, Moscow, 117997, Russia	7707083893	4070281031714010054 2	042406608	30101810000000000608	Debit accounts
	Joint-Stock commercial	Ivanovskoe branch	19 Vavilova Street,	7707083893	407028103170501009	042406608	30101810000000000608	Income

lecom's y 1 - OC Yuzha	Saving Bank of the Russian Federation (Public JSC)	#8639	Moscow, 117997, Russia		33			accounts
lecom's y 1 - OC Yuzha	Joint-Stock commercial Saving Bank of the Russian Federation (Public JSC)	Ivanovskoe branch #8639	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810017050100932	042406608	30101810000000000608	Debit accounts
lecom's y 1	Joint-Stock commercial bank Investment Trade bank (Private JSC)	Subsidiary Voznesenski ACB Investtorgbank	52/45 Sadovnicheskaya Street, Moscow, 113035, Russia	7717002773	40702810400000000732	042406772	30101810800000000772	Income accounts
lecom's y 1	Joint-Stock commercial bank Kranbank (Private JSC)	Private JSC Kranbank	53 Engels Prospect, Ivanovo, 153000, Russia	3728018834	40702810200000000611	042406738	30101810200000000738	Income accounts
lecom's y 1	Joint-Stock commercial bank Promsvyazbank (Private JSC)	ACB Promsvyazbank (Private JSC)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810200120612333	044583119	30101810600000000119	Debit accounts
lecom's y 1	Commercial investment bank EUROALLIANCE (JSC)	CIB EUROALLIANCE (JSC)	13 Stanko Street, Ivanovo, 153000, Russia	3702030072	40702840000002000168	042406701	30101810800000000701	Foreign currency account (USD denominated
lecom's y 1	Commercial investment bank EUROALLIANCE (JSC)	CIB EUROALLIANCE (JSC)	13 Stanko Street, Ivanovo, 153000, Russia	3702030072	40702978500002000174	042406701	30101810800000000701	hard currency (Euro)
ki subsidiary (branch) of JSC CenterTelecom								
i y of JSC lecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Kaluzhski branch # 8608	63 Gorkogo Street, Kaluga, 248003, Russia	7707083893	40702810322240104184	42908612	30101810100000000612	Income
i	Joint-Stock Commercial	Kaluzhski branch #	63 Gorkogo Street,	7707083893	407028100222401041	42908612	30101810100000000612	Budgetary

/ of JSC lecom	Saving Bank of the Russian Federation (Public JSC)	8608	Kaluga, 248003, Russia		83			
i / of JSC lecom	Kaluzhski gas and energy joint-stock bank Gasenergobank	Kaluzhski gas and energy joint-stock bank Gasenergobank	4 Plekhanova Street, Kaluga, 248030, Russia	4026006420	40702810500000000687	42908701	30101810600000000701	Budgetary
i / of JSC lecom	Kaluzhski gas and energy joint-stock bank Gasenergobank	Kaluzhski gas and energy joint-stock bank Gasenergobank	4 Plekhanova Street, Kaluga, 248030, Russia	4026006420	40702810300000000667	42908701	30101810600000000701	Income
i / of JSC lecom	Kaluzhski gas and energy joint-stock bank Gasenergobank	Kaluzhski gas and energy joint-stock bank Gasenergobank	4 Plekhanova Street, Kaluga, 248030, Russia	4026006420	40702810800000000688	42908701	30101810600000000701	Budgetary
i / of JSC lecom	Multiregional commercial bank for development of telecommunications and informatics (Public JSC)	Kaluzhski ACB Svyaz-Bank	39 Dostoevskogo Street, Kaluga, 248600, Russia	7710301140	40702810500240000603	42908703	30101810200000000703	Income
i / of JSC lecom	Multiregional commercial bank for development of telecommunications and informatics (Public JSC)	Kaluzhski ACB Svyaz-Bank	39 Dostoevskogo Street, Kaluga, 248600, Russia	7710301140	40702810400240100603	42908703	30101810200000000703	Budgetary
i / of JSC lecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	ACB SB RF (JSC) Tarusskoe branch #2664	3 Oktyabrskaya Street, Tarusa, Kaluga region, 249100, Russia	7707083893	40702810722240190002	42908612	30101810100000000612	Income
i / of JSC lecom	Multiregional commercial bank for development of telecommunications and informatics (Public JSC)	Kaluzhski ACB Svyaz-Bank	39 Dostoevskogo Street, Kaluga, 248600, Russia	7710301140	42106810400240000006	42908703	30101810200000000703	Deposit
i / of JSC	Joint-Stock Commercial Saving Bank of the	JSC ACB SB RF Obninskoe branch	4 Marx Prospect, Obninsk, Kaluga	7707083893	40702810122230100657	42908612	30101810100000000612	Budgetary

lecom	Russian Federation (Public JSC)	N7786	region, 249035, Russia					
i / of JSC lecom	Kaluzhski gas and energy joint-stock bank Gasenergobank	Kaluzhski gas and energy joint-stock bank Gasenergobank Additional office in Obninsk	6 Kurchatova Street, Obninsk, Kaluga region, 249035, Russia	7707083893	40702810720000000690	42908612	30101810600000000701	Income
i / of JSC lecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	ACB SB RF (JSC) Dzerzhinskoe branch #5607	4 Sovetskaya Street, Kondrovo, Kaluga region, 249832, Russia	7707083893	40702810322200100296	42908612	30101810100000000612	Budgetary
i / of JSC lecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	JSC ACB SB RF Kozelskoe branch #5600	39 Bolshaya Sovetskaya Street, Kozelsk, Kaluga region, 249720, Russia	7707083893	40702810222160100889	42908612	30101810100000000612	Income
i / of JSC lecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	JSC ACB SB RF Kozelskoe branch #5600	39 Bolshaya Sovetskaya Street, Kozelsk, Kaluga region, 249720, Russia	7707083893	40702810522160100893	42908612	30101810100000000612	Budgetary
i / of JSC ecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	SB of RF Kirovskoe branch #5568	50 Proletarskaya Street, Kirov, Kaluga region, 249440, Russia	7707083893	40702810322120100347	42908612	30101810100000000612	Income
i / of JSC ecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	SB of RF Kirovskoe branch #5568	50 Proletarskaya Street, Kirov, Kaluga region, 249440, Russia	7707083893	40702810622120100348	42908612	30101810100000000612	Budgetary
i / of JSC ecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Khvastovichskoe branch #5573	31 Lenina Street, Khastovichi, Kaluga region, 249360, Russia	7707083893	40702810222110101045	42908612	30101810100000000612	Income
i / of JSC	Joint-Stock Commercial Saving Bank of the	ACB SB of RF Lyudinovskoe	11 Engels Street, Lyudinovo, Kaluga	7707083893	40702810022110100314	42908612	30101810100000000612	Income

.ecom	Russian Federation (Public JSC)	branch #5565	region, 249400, Russia					
i / of JSC .ecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	ACB SB of RF Lyudinovskoe branch #5565	11 Engels Street, Lyudinovo, Kaluga region, 249400, Russia	7707083893	40702810422110100600	42908612	30101810100000000612	Income
i / of JSC .ecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	ACB SB of RF Lyudinovskoe branch #5565	11 Engels Street, Lyudinovo, Kaluga region, 249400, Russia	7707083893	40702810622110100316	42908612	30101810100000000612	Budgetary
i / of JSC lecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	JSC ACB SB RF Kozelskoe branch #5600	39 Bolshaya Sovetskaya Street, Kozelsk, Kaluga region, 249720, Russia	7707083893	40702810622160100890	42908612	30101810100000000612	Income
i / of JSC lecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	ACB SB RF (JSC) Sukhinichskoe branch #1560	58 Lenina Street, Sukhinichi, Kaluga region, 249270, Russia	7707083893	40702810022040000694	42908612	30101810100000000612	Income
i / of JSC lecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	ACB SB RF (JSC) Sukhinichskoe branch #1560	58 Lenina Street, Sukhinichi, Kaluga region, 249270, Russia	7707083893	40702810422040000168	42908612	30101810100000000612	Income
i / of JSC lecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	ACB SB RF (JSC) Obninskoe branch #7786	4 Marx Prospect, Obninsk, Kaluga region, 249035, Russia	7707083893	40702810122230140138	42908612	30101810100000000612	Income
i / of JSC lecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	ACB SB RF (JSC) Borovskoe branch #2671	Lenina Street, Borovsk, Kaluga region, 249010, Russia	7707083893	40702810422070100177	42908612	30101810100000000612	Income
i / of JSC lecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	ACB SB RF (JSC) Maloyaroslavskoe branch #2673	1a Uspenskaya Street, Maloyaroslavets, Kaluga region, 249000, Russia	7707083893	40702810522080100533	42908612	30101810100000000612	Income

i y of JSC lecom	Kaluzhski gas and energy joint-stock bank Gasenergobank	Kaluzhski gas and energy joint-stock bank Gasenergobank	4 Plekhanova Street, Kaluga, 248030, Russia	4026006420	40702978500000100018	42908701	30101810600000000701	Foreign currency account/curre nt
i y of JSC lecom	Kaluzhski gas and energy joint-stock bank Gasenergobank	Kaluzhski gas and energy joint-stock bank Gasenergobank	4 Plekhanova Street, Kaluga, 248030, Russia	4026006420	40702978400000200018	42908701	30101810600000000701	Foreign currency account/trans it
i y of JSC lecom	Kaluzhski gas and energy joint-stock bank Gasenergobank	Kaluzhski gas and energy joint-stock bank Gasenergobank	4 Plekhanova Street, Kaluga, 248030, Russia	4026006420	40702978300000300018	42908701	30101810600000000701	Foreign currency account/speci al transit
i y of JSC lecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	63 Gorkogo Street, Kaluga, 248003, Russia	7707083893	40702978922240104183	42908612	30301810100000000612	Foreign currency account/curre nt
i y of JSC lecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	63 Gorkogo Street, Kaluga, 248003, Russia	7707083893	40702978822240204183	42908612	30301810100000000612	Foreign currency account/trans it
i y of JSC lecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	63 Gorkogo Street, Kaluga, 248003, Russia	7707083893	40702978722240304183	42908612	30301810100000000612	Foreign currency account/speci al transit
aTelecom - a subsidiary (branch) of JSC CenterTelecom								
Telecom ry of JSC ecom	Subsidiary of joint-stock Saving Bank of the RF (Private JSC) Kostroma branch #8640 (Northern bank)	Kostroma branch #8640	33 Nikitskaya Street, Kostroma, 156005, Russia	7707083893	40702810629010118711	43469623	30101810200000000623	Income
Telecom ry of JSC ecom	Subsidiary of joint-stock Saving Bank of the RF (Private JSC) Kostroma	Kostroma branch #8640	33 Nikitskaya Street, Kostroma, 156005, Russia	7707083893	40702810529010118921	43469623	30101810200000000623	Budgetary

	branch #8640 (Northern bank)							
aTelecom ary of JSC lecom	Subsidiary of JSC Vneshtorgbank in Kostroma	Subsidiary of Vneshtorgbank	49 Sovetskaya Street, Kostroma, 156000, Russia	7702070139	40702810521000002861	43469713	30101810000000000713	Budgetary
aTelecom ary of JSC lecom	Subsidiary Yaroslavski of Import-Export bank IMPEXBANK (JSC)	Subsidiary Yaroslavski of IMPEXBANK	39 Nekrasova Street, Yaroslavl, 150040, Russia	7744001480	40702810700270000291	47888701	30101810000000000701	Budgetary
aTelecom ary of JSC lecom	Subsidiary of JSC Vneshtorgbank in Kostroma	Subsidiary of Vneshtorgbank	49 Sovetskaya Street, Kostroma, 156000, Russia	7702070139	40702810421000102861	43469713	30101810000000000713	Income
aTelecom ary of JSC lecom SP	Subsidiary of joint-stock Saving Bank of the RF (Private JSC) Kostroma branch #8640 (Northern bank)	Kostroma branch #8640	33 Nikitskaya Street, Kostroma, 156005, Russia	7707083893	40702810729010119021	43469623	30101810200000000623	Budgetary
aTelecom ary of JSC lecom SP	Subsidiary of joint-stock Saving Bank of the RF (Private JSC) Kostroma branch #8640 (Northern bank)	Kostroma branch #8640	33 Nikitskaya Street, Kostroma, 156005, Russia	7707083893	40702810629010119011	43469623	30101810200000000623	Income
aTelecom ary of JSC lecom SP	Subsidiary of joint-stock Saving Bank of the RF (Private JSC) Kostroma branch #8640 (Northern bank)	Kostroma branch #8640	33 Nikitskaya Street, Kostroma, 156005, Russia	7707083893	40702810929010119041	43469623	30101810200000000623	Budgetary
aTelecom ary of JSC lecom SP	Subsidiary of joint-stock Saving Bank of the RF (Private JSC) Kostroma branch #8640 (Northern bank)	Kostroma branch #8640	33 Nikitskaya Street, Kostroma, 156005, Russia	7707083893	40702810829010119031	43469623	30101810200000000623	Income
aTelecom ary of JSC lecom SP	Subsidiary of joint-stock Saving Bank of the RF (Private JSC) Kostroma branch #8640 (Northern bank)	Kostroma branch #8640ДО #8640/015	5 Oktyabskaya Street, Nerekhta, Kostroma region,157800, Russia	7707083893	40702810029030100150	43469623	30101810200000000623	Income

aTelecom ary of JSC lecom SP	Subsidiary of joint-stock Saving Bank of the RF (Private JSC) Kostroma branch #8640 (Northern bank)	Kostroma branch #8640	33 Nikitskaya Street, Kostroma, 156005, Russia	7707083893	40702810129010119061	43469623	30101810200000000623	Income
aTelecom ary of JSC lecom SP	Subsidiary of joint-stock Saving Bank of the RF (Private JSC) Kostroma branch #8640 (Northern bank)	Kostroma branch #8640	33 Nikitskaya Street, Kostroma, 156005, Russia	7707083893	40702810329010119081	43469623	30101810200000000623	Income
aTelecom ary of JSC lecom SP	Subsidiary of joint-stock commercial saving bank of RF (Private JSC) Ostrovskoe branch #2497	Ostrovskoe branch #2497	22 Sovetskaya Street, Ostrovskoe, Kostroma region, 157960, Russia	7707083893	40702810229180100130	43469623	30101810200000000623	Income
aTelecom ary of JSC lecom SP	Subsidiary of joint-stock Saving Bank of the RF (Private JSC) Kostroma branch #8640 (Northern bank)	Kostroma branch #8640	33 Nikitskaya Street, Kostroma, 156005, Russia	7707083893	40702810029010119051	43469623	30101810200000000623	Budgetary
aTelecom ary of JSC lecom SP	Subsidiary of joint-stock Saving Bank of the RF (Private JSC) Kostroma branch #8640 (Northern bank)	Kostroma branch #8640ДО #8640/015	5 Oktyabrskaya Street, Nerekhta, Kostroma region, 157800, Russia	7707083893	40702810329030100151	43469623	30101810200000000623	Budgetary
aTelecom ary of JSC lecom SP	Subsidiary of joint-stock Saving Bank of the RF (Private JSC) Kostroma branch #8640 (Northern bank)	Kostroma branch #8640	33 Nikitskaya Street, Kostroma, 156005, Russia	7707083893	40702810229010119071	43469623	30101810200000000623	Budgetary
aTelecom ary of JSC lecom SP	Subsidiary of joint-stock Saving Bank of the RF (Private JSC) Kostroma branch #8640 (Northern bank)	Kostroma branch #8640	33 Nikitskaya Street, Kostroma, 156005, Russia	7707083893	40702810429010119091	43469623	30101810200000000623	Budgetary
aTelecom	Subsidiary of joint-stock	Ostrovskoe branch	22 Sovetskaya	7707083893	407028105291801001	43469623	30101810200000000623	Budgetary

ry of JSC lecom SP	commercial saving bank of RF (Private JSC) Ostrovskoe branch #2497	#2497	Street, Ostrovskoe, Kostroma region, 157960, Russia		31			
Telecom ry of JSC lecom SP	Subsidiary of joint-stock commercial saving bank of RF (Private JSC) Sharyinskoe branch #4366	Sharyinskoe branch #4366	22 Pavlika Morozova Street, Sharya, Kostroma region, 157610, Russia	7707083893	40702810129140100393	43469623	30101810200000000623	Budgetary
Telecom ry of JSC lecom,	Subsidiary of joint-stock commercial saving bank of RF (Private JSC) Sharyinskoe branch #4366	Sharyinskoe branch #4366	22 Pavlika Morozova Street, Sharya, Kostroma region, 157610, Russia	7707083893	40702810829140100389	43469623	30101810200000000623	Income
Telecom ry of JSC lecom SP	Subsidiary of joint-stock Saving Bank of the RF (Private JSC) Kostroma branch #8640 (Northern bank)	Kostroma branch #8640 Ad.of #8640/022	44 October Revolution Street, Buy, Kostroma region, 157000, Russia	7707083893	40702810029050100114	43469623	30101810200000000623	Budgetary
Telecom ry of JSC lecom SP	Subsidiary of joint-stock Saving Bank of the RF (Private JSC) Kostroma branch #8640 (Northern bank)	Kostroma branch #8640ДО #8640/022	44 October Revolution Street, Buy, Kostroma region, 157000, Russia	7707083893	40702810729050100113	43469623	30101810200000000623	Income
Telecom ry of JSC lecom SP	Subsidiary of joint-stock Saving Bank of the RF (Private JSC) Kostroma branch #8640 (Northern bank)	Kostroma branch #8640ДО #8640/03	10 Lenina Street, Galich, Kostroma region, 157100, Russia	7707083893	40702810929060100178	43469623	30101810200000000623	Income
Telecom ry of JSC lecom SP	Subsidiary of joint-stock commercial saving bank of RF (Private JSC) Chukhlomskoe branch #2510	Chukhlomskoe branch #2510	14 October Street, Chukhloma, Kostroma region, 157130, Russia	7707083893	40702810529080100079	43469623	30101810200000000623	Income
Telecom ry of JSC	Subsidiary of joint-stock commercial saving bank	Chukhlomskoe branch #2510	14 October Street, Chukhloma,	7707083893	40702810929080100080	43469623	30101810200000000623	Income

lecom SP	of RF (Private JSC) Chukhlomskoe branch #2510		Kostroma region, 157130, Russia					
ıTelecom ry of JSC lecom SP	Subsidiary of joint-stock commercial saving bank of RF (Private JSC) Manturovskoe branch #4372	Manturovskoe branch #4372	2b 2nd Pervomayskaya Street, Manturovo, Kostroma region, 157300, Russia	7707083893	40702810929150100224	43469623	30101810200000000623	Budgetary
ıTelecom ry of JSC lecom SP	Subsidiary of joint-stock commercial saving bank of RF (Private JSC) Manturovskoe branch #4372	Manturovskoe branch #4372	2b 2nd Pervomayskaya Street, Manturovo, Kostroma region, 157300, Russia	7707083893	40702810629150100223	43469623	30101810200000000623	Income
ıTelecom ry of JSC lecom SP	Subsidiary of joint-stock commercial saving bank of RF (Private JSC) Manturovskoe branch #4372	Manturovskoe branch #4372	2b 2nd Pervomayskaya Street, Manturovo, Kostroma region, 157300, Russia	7707083893	40702810229150100225	43469623	30101810200000000623	Income
ıTelecom ry of JSC lecom SP	Subsidiary of joint-stock commercial saving bank of RF (Private JSC) Manturovskoe branch #4372	Manturovskoe branch #4372	2b 2nd Pervomayskaya Street, Manturovo, Kostroma region, 157300, Russia	7707083893	40702810629150100524	43469623	30101810200000000623	Income
ıTelecom ry of JSC lecom SP	Subsidiary of joint-stock commercial saving bank of RF (Private JSC) Makaryevskoe branch #2498	Makaryevskoe branch #2498	2 Ploschadnaya Street, Makaryev, Kostroma region, 157460, Russia	7707083893	40702810129190000142	43469623	30101810200000000623	Income
ıTelecom ry of JSC lecom SP	Subsidiary of joint-stock commercial saving bank of RF (Private JSC) Makaryevskoe branch #2498	Makaryevskoe branch #2498	2 Ploschadnaya Street, Makaryev, Kostroma region, 157460, Russia	7707083893	40702810929190000151	43469623	30101810200000000623	Budgetary
ıTelecom ry of JSC lecom SP	Subsidiary of joint-stock commercial saving bank of RF (Private JSC)	Neyskoe branch #2511 of the Northern Bank of	7 Lyubimova Street, Neya, Kostroma region, 157330,	7707083893	40702810129090100126	43469623	30101810200000000623	Budgetary

	Neyskoe branch #2511 (Northern Bank)	SB RF	Russia					
Telecom ry of JSC lecom SP	Subsidiary of joint-stock commercial saving bank of RF (Private JSC) Neyskoe branch #2511 (Northern Bank)	Neyskoe branch #2511 of the Northern Bank of SB RF	7 Lyubimova Street, Neya, Kostroma region, 157330, Russia	7707083893	40702810929090100122	43469623	30101810200000000623	Income
Telecom ry of JSC lecom SP	Subsidiary of joint-stock commercial saving bank of RF (Private JSC) Neyskoe branch #2511 (Northern Bank)	Neyskoe branch #2511 of the Northern Bank of SB RF	7 Lyubimova Street, Neya, Kostroma region, 157330, Russia	7707083893	40702810229090100123	43469623	30101810200000000623	Income
Telecom ry of JSC lecom SP	Subsidiary of joint-stock commercial saving bank of RF (Private JSC) Makaryevskoe branch #2498	Makaryevskoe branch #2498	2 Ploschadnaya Street, Makaryev, Kostroma region, 157460, Russia	7707083893	40702810229190000563	43469623	30101810200000000623	Income
Telecom ry of JSC lecom SP	Subsidiary of joint-stock commercial saving bank of RF (Private JSC) Neyskoe branch #2511 (Northern Bank)	Neyskoe branch #2511 of the Northern Bank of SB RF	7 Lyubimova Street, Neya, Kostroma region, 157330, Russia	7707083893	40702810529090100124	43469623	30101810200000000623	Income
Telecom ry of JSC lecom SP	Subsidiary of joint-stock commercial saving bank of RF (Private JSC) Makaryevskoe branch #2498	Makaryevskoe branch #2498	2 Ploschadnaya Street, Makaryev, Kostroma region, 157460, Russia	7707083893	40702810729190000571	43469623	30101810200000000623	Budgetary
Telecom ry of JSC lecom	Subsidiary of JSC Vneshtorgbank in Kostroma	Subsidiary of Vneshtorgbank	49 Sovetskaya Street, Kostroma, 156000, Russia	7702070139	40702810221000090005	43469713	30101810000000000713	Special card account
ubsidiary (branch) of JSC CenterTelecom								
bsidiary lecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Kursk branch #8596	Kurskoe branch 8596	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810233020103121	43807606	30101810300000000606	Income

bsidiary lecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Kursk branch #8596	Kurskoe branch 8596	19 Vavilova Street, Moscow, 117997, Russia	7707083893	4070281013302010314 0	43807606	30101810300000000606	Budgetary
bsidiary lecom	Multiregional commercial bank for development of telecommunications and informatics (Public JSC) Kurski regional subsidiary	MCB Svyaz-bank, Kursk branch.	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	4070281040007000051 5	43807752	30101810500000000752	Income
bsidiary lecom	Multiregional commercial bank for development of telecommunications and informatics (Public JSC) Kurski regional subsidiary	MCB Svyaz-bank, Kursk branch.	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	4070281070007100051 5	43807752	30101810500000000752	Budgetary
bsidiary lecom enski TC	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Kursk branch #8596	Kurskoe branch 8596 Sovetskoe office 3896/044	19 Vavilova Street, Moscow, 117997, Russia	7707083893	4070281023308010010 6	43807606	30101810300000000606	Income
bsidiary lecom enski TC	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Kursk branch #8596	Kurskoe branch 8596 Sovetskoe office 3896/044	19 Vavilova Street, Moscow, 117997, Russia	7707083893	4070281053308010010 7	43807606	30101810300000000606	Budgetary
bsidiary lecom enski TC	Multiregional commercial bank for development of telecommunications and informatics (Public JSC) Kurski regional subsidiary	MCB Svyaz-bank, Kursk branch.	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	4070281090007000055 2	43807752	30101810500000000752	Income

i subsidiary C rTelecom echenski TC	Multiregional commercial bank for development of telecommunications and informatics (Public JSC) Kurski regional subsidiary	MCB Svyaz-bank, Kursk branch.	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810200071000552	43807752	30101810500000000752	Budgetary
i subsidiary C rTelecom echenski TC nski LC	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Kursk branch #8596	Kurskoe branch 8596 Sovetskoe office 3896	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810133050100090	43807606	30101810300000000606	Income
i subsidiary C rTelecom echenski TC nski LC	Multiregional commercial bank for development of telecommunications and informatics (Public JSC) Kurski regional subsidiary	MCB Svyaz-bank, Kursk branch.	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810800070000555	43807752	30101810500000000752	Income
i subsidiary C rTelecom echenski TC renski LC	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Kursk branch #8596	Kurskoe branch 8596 Sovetskoe office 3896/052	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810933180100128	43807606	30101810300000000606	Income
i subsidiary C rTelecom echenski TC renski LC	Multiregional commercial bank for development of telecommunications and informatics (Public JSC) Kurski regional subsidiary	MCB Svyaz-bank, Kursk branch.	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810600070000551	43807752	30101810500000000752	Income
i subsidiary C rTelecom and uction unit	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Kursk branch #8596	Kurskoe branch 8596	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810933020103159	43807606	30101810300000000606	Income

i subsidiary : :Telecom and uction unit	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Kursk branch #8596	Kurskoe branch 8596	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810333020103160	43807606	30101810300000000606	Budgetary
i subsidiary : rTelecom and uction unit	Multiregional commercial bank for development of telecommunications and informatics (Public JSC) Kurski regional subsidiary	MCB Svyaz-bank, Kursk branch.	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810200070000524	43807752	30101810500000000752	Income
i subsidiary : rTelecom and uction unit	Multiregional commercial bank for development of telecommunications and informatics (Public JSC) Kurski regional subsidiary	MCB Svyaz-bank, Kursk branch.	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810500071000524	43807752	30101810500000000752	Budgetary
i subsidiary : rTelecom anskii TC	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Kursk branch #8596	Kurskoe branch 8596 addit. office 124	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810133310100141	43807606	30101810300000000606	Income
i subsidiary : rTelecom anskii TC	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Kursk branch #8596	Kurskoe branch 8596 addit. office 124	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810433310100142	43807606	30101810300000000606	Budgetary
i subsidiary : rTelecom anski TC sevski LC	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Kursk branch #8596	Kurskoe branch 8596addit. office 121	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810733300100085	43807606	30101810300000000606	Income
i subsidiary :	Joint-Stock Commercial Saving Bank of the	Kurskoe branch 8596 addit. office	19 Vavilova Street, Moscow, 117997,	7707083893	40702810933160100070	43807606	30101810300000000606	Income

Telecom nski TC ski LC	Russian Federation (Public JSC) Kursk branch #8596	108	Russia					
subsidiary Telecom ski TC	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Kursk branch #8596	Kurskoe branch 8596 addit. office 0135	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810033290000063	43807606	30101810300000000606	Income
subsidiary Telecom ski TC	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Kursk branch #8596	Kurskoe branch 8596 addit. office 0135	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810333290000064	43807606	30101810300000000606	Budgetary
subsidiary Telecom ski TC khinski LC	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Kursk branch #8596	Kurskoe branch 8596 addit. office 0138	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810933280100086	43807606	30101810300000000606	Income
subsidiary Telecom ski TC vski LC	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Kursk branch #8596	Kurskoe branch 8596 addit. office 110	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810433150100056	43807606	30101810300000000606	Income
subsidiary Telecom ovski TC	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Kursk branch #8596	Kurskoe branch 8596 Schigrovskoe branch 1602	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810133100100157	43807606	30101810300000000606	Income
subsidiary Telecom ovski TC	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Kursk branch #8596	Kurskoe branch 8596 Schigrovskoe branch 1602	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810433100100158	43807606	30101810300000000606	Budgetary
subsidiary Telecom	Multiregional commercial bank for development of	MCB Svyaz-bank, Kursk branch.	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810400070000528	43807752	30101810500000000752	Income

vski TC	telecommunications and informatics (Public JSC) Kurski regional subsidiary							
subsidiary Telecom vski TC	Multiregional commercial bank for development of telecommunications and informatics (Public JSC) Kurski regional subsidiary	MCB Svyaz-bank, Kursk branch.	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810700071000528	43807752	30101810500000000752	Budgetary
subsidiary Telecom vski TC LC	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Kursk branch #8596	Kurskoe branch 8596 Timski addit. office 1602/063	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810533040000137	43807606	30101810300000000606	Income
subsidiary Telecom vski TC LC	Multiregional commercial bank for development of telecommunications and informatics (Public JSC) Kurski regional subsidiary	MCB Svyaz-bank, Kursk branch.	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810100070000530	43807752	30101810500000000752	Income
subsidiary Telecom vski TC ovski LC	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Kursk branch #8596	Kurskoe branch 8596 Manturovski addit. office 1602/064	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810233040000136	43807606	30101810300000000606	Income
subsidiary Telecom vski TC ovski LC	Multiregional commercial bank for development of telecommunications and informatics (Public JSC) Kurski regional subsidiary	MCB Svyaz-bank, Kursk branch.	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810700070000529	43807752	30101810500000000752	Income
subsidiary	Joint-Stock Commercial	Kurskoe branch	19 Vavilova Street,	7707083893	407028107331001001	43807606	30101810300000000606	Income

C rTelecom rovski TC misinovski	Saving Bank of the Russian Federation (Public JSC) Kursk branch #8596	8596 Cheremisinovski full service office 1602/047	Moscow, 117997, Russia		59			
i subsidiary C rTelecom rovski TC misinovski	Multiregional commercial bank for development of telecommunications and informatics (Public JSC) Kurski regional subsidiary	MCB Svyaz-bank, Kursk branch.	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810400070000531	43807752	30101810500000000752	Income
i subsidiary C rTelecom anski TC	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Kursk branch #8596	Kurskoe branch 8596 Sudzhanskoe branch 3903	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810433030100150	43807606	30101810300000000606	Income
i subsidiary C rTelecom anski TC	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Kursk branch #8596	Kurskoe branch 8596 Sudzhanskoe branch 3903	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810733030100151	43807606	30101810300000000606	Budgetary
i subsidiary C rTelecom anski TC	Multiregional commercial bank for development of telecommunications and informatics (Public JSC) Kurski regional subsidiary	MCB Svyaz-bank, Kursk branch.	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810600070000519	43807752	30101810500000000752	Income
i subsidiary C rTelecom anski TC	Multiregional commercial bank for development of telecommunications and informatics (Public JSC) Kurski regional subsidiary	MCB Svyaz-bank, Kursk branch.	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810900071000519	43807752	30101810500000000752	Budgetary

ki subsidiary C erTelecom hanski TC B. tski LC	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Kursk branch #8596	Kurskoe branch 8596 Sudzhanskoe branch 3903 addit. office 056	19 Vavilova Street, Moscow, 117997, Russia	7707083893	4070281003303010015 2	43807606	30101810300000000606	Income
ki subsidiary C erTelecom hanski TC ldatski LC	Multiregional commercial bank for development of telecommunications and informatics (Public JSC) Kurski regional subsidiary	MCB Svyaz-bank, Kursk branch.	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	4070281030007000052 1	43807752	30101810500000000752	Income
ki subsidiary C erTelecom hanski TC vski LC	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Kursk branch #8596	Kurskoe branch 8596 Sudzhanskoe branch 3903 addit. office 059	19 Vavilova Street, Moscow, 117997, Russia	7707083893	4070281083323000007 4	43807606	30101810300000000606	Income
ki subsidiary C erTelecom hanski TC vski LC	Multiregional commercial bank for development of telecommunications and informatics (Public JSC) Kurski regional subsidiary	MCB Svyaz-bank, Kursk branch.	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	4070281030007000052 0	43807752	30101810500000000752	Income
ki subsidiary C erTelecom ki TC	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Kursk branch #8596	Kurskoe branch 8596 Rylski addit. office 3891	19 Vavilova Street, Moscow, 117997, Russia	7707083893	4070281023327000009 0	43807606	30101810300000000606	Income
ki subsidiary C erTelecom ki TC	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Kursk branch #8596	Kurskoe branch 8596 Rylski addit. office 3891	19 Vavilova Street, Moscow, 117997, Russia	7707083893	4070281053327000009 1	43807606	30101810300000000606	Budgetary
ki subsidiary C	Multiregional commercial bank for	MCB Svyaz-bank, Kursk branch.	7 Tverskaya Street, Moscow, 125375,	7710301140	4070281080007000054 2	43807752	30101810500000000752	Income

erTelecom ki TC	development of telecommunications and informatics (Public JSC) Kurski regional subsidiary		Russia					
ki subsidiary SC erTelecom ki TC	Multiregional commercial bank for development of telecommunications and informatics (Public JSC) Kurski regional subsidiary	MCB Svyaz-bank, Kursk branch.	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810100071000542	43807752	30101810500000000752	Budgetary
ki subsidiary SC erTelecom ki TC hkovski LC	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Kursk branch #8596	Kurskoe branch 8596 Rylski addit. office 3891/054	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810333070100155	43807606	30101810300000000606	Income
ki subsidiary SC erTelecom ki TC hkovski LC	Multiregional commercial bank for development of telecommunications and informatics (Public JSC) Kurski regional subsidiary	MCB Svyaz-bank, Kursk branch.	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810400070000544	43807752	30101810500000000752	Income
ki subsidiary SC erTelecom ki TC enevski LC	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Kursk branch #8596	Kurskoe branch 8596addit. office 3842	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810333200100116	43807606	30101810300000000606	Income
ki subsidiary SC erTelecom ki TC enevski LC	Multiregional commercial bank for development of telecommunications and informatics (Public JSC) Kurski regional subsidiary	MCB Svyaz-bank, Kursk branch.	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810100070000543	43807752	30101810500000000752	Income

ski subsidiary SC terTelecom eznogorski	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Kursk branch #8596	Kurskoe branch 8596 Zheleznogorski addit. office 5117	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810633060100564	43807606	30101810300000000606	Income
ski subsidiary SC terTelecom eznogorski	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Kursk branch #8596	Kurskoe branch 8596 Zheleznogorski addit. office 5117	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810933060100565	43807606	30101810300000000606	Budgetary
ski subsidiary SC terTelecom eznogorski	Multiregional commercial bank for development of telecommunications and informatics (Public JSC) Kurski regional subsidiary	MCB Svyaz-bank, Kursk branch.	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810000070000533	43807752	30101810500000000752	Income
ski subsidiary SC terTelecom eznogorski	Multiregional commercial bank for development of telecommunications and informatics (Public JSC) Kurski regional subsidiary	MCB Svyaz-bank, Kursk branch.	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810300071000533	43807752	30101810500000000752	Budgetary
ski subsidiary SC terTelecom leznogorski Konyshevski	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Kursk branch #8596	Kurskoe branch 8596 L'govskoe branch 585/67	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810833240100210	43807606	30101810300000000606	Income
ski subsidiary SC terTelecom leznogorski Konyshevski	Multiregional commercial bank for development of telecommunications and informatics (Public JSC) Kurski regional subsidiary	MCB Svyaz-bank, Kursk branch.	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810500070000538	43807752	30101810500000000752	Income

subsidiary Telecom nogorski omutovski	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Kursk branch #8596	Kurskoe branch 8596 addit. office 5117/044	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810333120100160	43807606	30101810300000000606	Income
subsidiary Telecom nogorski omutovski	Multiregional commercial bank for development of telecommunications and informatics (Public JSC) Kurski regional subsidiary	MCB Svyaz-bank, Kursk branch.	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810300070000534	43807752	30101810500000000752	Income
subsidiary Telecom nogorski itrievski	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Kursk branch #8596	Kurskoe branch 8596 addit. office 5117/043	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810633120100158	43807606	30101810300000000606	Income
subsidiary Telecom nogorski itrievski	Multiregional commercial bank for development of telecommunications and informatics (Public JSC) Kurski regional subsidiary	MCB Svyaz-bank, Kursk branch.	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810300070000550	43807752	30101810500000000752	Income
subsidiary Telecom tovski TC	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Kursk branch #8596	Kurskoe branch 8596/113	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810133220100312	43807606	30101810300000000606	Income
subsidiary Telecom tovski TC	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Kursk branch #8596	Kurskoe branch 8596/113	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810433220100313	43807606	30101810300000000606	Budgetary

subsidiary Telecom tovski TC	Multiregional commercial bank for development of telecommunications and informatics (Public JSC) Kurski regional subsidiary	MCB Svyaz-bank, Kursk branch.	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810700070000516	43807752	30101810500000000752	Income
subsidiary Telecom tovski TC	Multiregional commercial bank for development of telecommunications and informatics (Public JSC) Kurski regional subsidiary	MCB Svyaz-bank, Kursk branch.	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810000071000516	43807752	30101810500000000752	Budgetary
subsidiary Telecom tovski TC ki LC	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Kursk branch #8596	Kurskoe branch 8596/585	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810533240000209	43807606	30101810300000000606	Income
subsidiary Telecom tovski TC ki LC	Multiregional commercial bank for development of telecommunications and informatics (Public JSC) Kurski regional subsidiary	MCB Svyaz-bank, Kursk branch.	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810500070000525	43807752	30101810500000000752	Income
subsidiary Telecom tovski TC nski LC	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Kursk branch #8596	Kurskoe branch 8596/0131	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810433320000070	43807606	30101810300000000606	Income
subsidiary Telecom tovski TC nski LC	Multiregional commercial bank for development of telecommunications and informatics (Public JSC) Kurski regional	MCB Svyaz-bank, Kursk branch.	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810800070000526	43807752	30101810500000000752	Income

	subsidiary							
subsidiary 'elecom tovski TC sinski LC	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Kursk branch #8596	Kurskoe branch 8596/114	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810733220100314	43807606	30101810300000000606	Income
subsidiary 'elecom tovski TC sinski LC	Multiregional commercial bank for development of telecommunications and informatics (Public JSC) Kurski regional subsidiary	MCB Svyaz-bank, Kursk branch.	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810100070000527	43807752	30101810500000000752	Income
subsidiary 'elecom	Multiregional commercial bank for development of telecommunications and informatics (Public JSC) Kurski regional subsidiary	MCB Svyaz-bank, Kursk branch.	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702978600071000515	43807752	30101810500000000752	Foreign currency account/special transit
subsidiary 'elecom	Multiregional commercial bank for development of telecommunications and informatics (Public JSC) Kurski regional subsidiary	MCB Svyaz-bank, Kursk branch.	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702840600073000515	43807752	30101810500000000752	Foreign currency account/special transit
:elektrosvyaz - a subsidiary of JSC CenterTelecom								
svyaz	JSC ACB Menatep SPb	Lipetsk subsidiary of JSC ACB Menatep SPb	1 Nevski Prospect, Saint-Petersburg,191186, Russia	7831001567	40702978000310000593	044225703	30101810100000000703	current account
svyaz	JSC ACB Menatep SPb	Lipetsk subsidiary of JSC ACB Menatep SPb	1 Nevski Prospect, Saint-Petersburg,191186, Russia	7831001567	40702978000310000593	044225703	30101810100000000703	Current account - Euro denominated

vyaz	JSC ACB Menatep SPb	Lipetsk subsidiary of JSC ACB Menatep SPb	1 Nevski Prospect, Saint-Petersburg,191186, Russia	7831001567	4070297830031100059 3	044225703	30101810100000000703	Euro denominated transit account
vyaz	JSC ACB Menatep SPb	Lipetsk subsidiary of JSC ACB Menatep SPb	1 Nevski Prospect, Saint-Petersburg,191186, Russia	7831001567	4070297860031200059 3	044225703	30101810100000000703	Euro denominated special transit account
vyaz	JSC ACB Menatep SPb	Lipetsk subsidiary of JSC ACB Menatep SPb	1 Nevski Prospect, Saint-Petersburg,191186, Russia	7831001567	4070284040031000059 3	044225703	30101810100000000703	Current USD denominated account
vyaz	JSC ACB Menatep SPb	Lipetsk subsidiary of JSC ACB Menatep SPb	1 Nevski Prospect, Saint-Petersburg,191186, Russia	7831001567	4070284070031100059 3	044225703	30101810100000000703	USD denominated transit account
vyaz	JSC ACB Menatep SPb	Lipetsk subsidiary of JSC ACB Menatep SPb	1 Nevski Prospect, Saint-Petersburg,191186, Russia	7831001567	4070284000031200059 3	044225703	30101810100000000703	USD denominated special transit account
vyaz	ACB Vneshtorgbank	Subsidiary of Vneshtorgbank in Voronezh	16 Kuznetski Most, Moscow, 103031, Russia	7702070139	4070281002500000070 4	042007835	30101810100000000835	current account
vyaz	ACB Vneshtorgbank	Subsidiary of Vneshtorgbank in Voronezh	16 Kuznetski Most, Moscow, 103031, Russia	7702070139	4070297892500000070 4	042007835	30101810100000000835	Current account - Euro denominated
vyaz	ACB Vneshtorgbank	Subsidiary of Vneshtorgbank in Voronezh	16 Kuznetski Most, Moscow, 103031, Russia	7702070139	4070297822500100070 4	042007835	30101810100000000835	Current account - Euro denominated
elektrosvy	JSC Lipetski Oblastnoy Bank	JSC Lipetski Oblastnoy Bank	1 Plekhanova Street, Lipetsk, 398050, Russia	4825004973	4070281020001000051 0	044206708	30101810900000000708	Income
elektrosvy	JSC Lipetski Oblastnoy	JSC Lipetski	1 Plekhanova Street,	4825004973	407028108000100005	044206708	30101810900000000708	Budgetary

	Bank	Oblastnoy Bank	Lipetsk, 398050, Russia		12			
tsk rosvyaz	ACB Vneshtorgbank	Subsidiary of Vneshtorgbank in Voronezh	16 Kuznetski Most, Moscow, 103031, Russia	7702070139	40702978425005000704	042007835	30101810100000000835	Current account - Euro denominated
tsk rosvyaz	Lipetsk branch #8593	Lipetsk branch #8593 Lipetsk	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810135000102699	044206604	30101810800000000604	Income
tsk rosvyaz	Lipetsk branch #8594	Lipetsk branch #8593 Lipetsk	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810435000102700	044206604	30101810800000000604	Budgetary
tsk rosvyaz/ vski local	Lipetsk branch #8593	Addit. office 045 of Terbunskoe branch #3907	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810035140100295	044206604	30101810800000000604	Budgetary
tsk rosvyaz/ zinski local	Lipetsk branch #8593	Gryazinskoe branch #3813 of Lipetsk branch #8593	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810735040000258	044206604	30101810800000000604	Budgetary
tskelektrosvy ankovski node	Lipetsk branch #8593	Dankovskoe branch #3815/26 of Lipetsk branch#8593	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810635050000238	044206604	30101810800000000604	Budgetary
tskelektrosvy obrinski node	Lipetsk branch #8593	Dobrinskoe branch #3818 of Lipetsk branch#8593	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810135070000381	044206604	30101810800000000604	Budgetary
tskelektrosvy obrovski node	Lipetsk branch #8593	Lebedyanskoe branch #3850/050 of Lipetsk branch#8593	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810735080000250	044206604	30101810800000000604	Budgetary
skelektrosvy olgorukovski node	Lipetsk branch #8593	Zadonskoe branch #3827 addit. office 051 of Lipetsk branch#8593	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810235060140193	044206604	30101810800000000604	Budgetary
skelektrosvy	Lipetsk branch #8593	Eletskoe branch	19 Vavilova Street,	7707083893	407028100351000007	044206604	30101810800000000604	Budgetary

:letski local :		#0927 of Lipetsk branch#8593	Moscow, 117997, Russia		88			
:tskelektrosvy :adonski local :	Lipetsk branch #8593	Zadonskoe branch #3827 of Lipetsk branch#8593	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810535060100325	044206604	30101810800000000604	Budgetary
:tskelektrosvy zmalkovski l node	Lipetsk branch #8593	Eletskoe branch #0927/083 of Lipetsk branch#8593	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810635120000786	044206604	30101810800000000604	Budgetary
:tskelektrosvy :rasninski l node	Lipetsk branch #8593	Lededyanskoe branch #3850/038 of Lipetsk branch#8593	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810835130000068	044206604	30101810800000000604	Budgetary
:tskelektrosvy .ebedyanski l node	Lipetsk branch #8593	Lededyanskoe branch #3850 of Lipetsk branch#8594	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810835150000187	044206604	30101810800000000604	Budgetary
:tskelektrosvy .eo- tovski local :	Lipetsk branch #8593	Dankovskoe branch #3815/044 of Lipetsk branch#8593	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810835050008111	044206604	30101810800000000604	Budgetary
:tskelektrosvy Stanovlyanski l node	Lipetsk branch #8593	Eletskoe branch #0927 of Lipetsk branch#8593	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810735100000787	044206604	30101810800000000604	Budgetary
:tskelektrosvy :erbunski l node	Lipetsk branch #8593	Terbunskoe branch #3907 of Lipetsk branch#8593	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810735030100294	044206604	30101810800000000604	Budgetary
:tskelektrosvy Jsmanski l node	Lipetsk branch #8593	Usmanskoe branch #0386 of Lipetsk branch#8593	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810835180100455	044206604	30101810800000000604	Budgetary
:tskelektrosvy :hevenski l node	Lipetsk branch #8593	Zadonskoe branch #3827/036 of Lipetsk branch#8593	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810235060150141	044206604	30101810800000000604	Budgetary
:tskelektrosvy :haplyginski	Lipetsk branch #8593	Dankovskoe branch #3815/055	19 Vavilova Street, Moscow, 117997,	7707083893	40702810935050009175	044206604	30101810800000000604	Budgetary

ıode		of Lipetsk branch#8593	Russia					
kelektrosvy ETUS	Lipetsk branch #8593	Lipetsk branch #8593 Lipetsk	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810635000102717	044206604	30101810800000000604	Budgetary
kelektrosvy ommunicatio nter	Lipetsk branch #8593	Lipetsk branch #8593 Lipetsk	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810435000102713	044206604	30101810800000000604	Budgetary
kelektrosvy eCenter	Lipetsk branch #8593	Lipetsk branch #8593 Lipetsk	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810535000102710	044206604	30101810800000000604	Income
kelektrosvy eCenter	Lipetsk branch #8593	Lipetsk branch #8593 Lipetsk	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810835000102711	044206604	30101810800000000604	Income-Budgetary
kelektrosvy eCenter	Lipetsk branch #8593	Lipetsk branch #8593 Lipetsk	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810135000102712	044206604	30101810800000000604	Budgetary
ow subsidiary of JSC CenterTelecom								
ıikhinski TC	Private CB GUTA-BANK	n/a	5 Orlikov Pereulok, building 3, Moscow, 107078, Russia	7710353606	40702810700210010193	044525716	30101810100000000716	Budgetary
ıikhinski TC	Private CB GUTA-BANK	n/a	5 Orlikov Pereulok, building 3, Moscow, 107078, Russia	7710353606	40702810600210000193	044525716	30101810100000000716	Income
ıikhinski TC	Middle-Russia Bank of SB	Balshikhinskoe branch 8038	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810340040100794	044552323	30101810900000000323	Income
ıikhinski oginski	Private CB GUTA-BANK	Noginski subsidiary	5 Orlikov Pereulok, building 3, Moscow, 107078, Russia	7710353606	40702810100340010098	044653840	30101810600000000840	Budgetary
ıikhinski oginski	Private CB GUTA-BANK	Noginski subsidiary	5 Orlikov Pereulok, building 3, Moscow, 107078, Russia	7710353606	40702810000340000098	044653840	30101810600000000840	Income
ıikhinski oginski	Middle-Russia Bank of SB	Noginskoe branch #2557	19 Vavilova Street, Moscow, 117997,	7707083893	40702810740280100358	044552323	30101810900000000323	current account

			Russia					
ikhinski avlovo- ski TSC	Private CB GUTA-BANK	n/a	5 Orlikov Pereulok, building 3, Moscow, 107078, Russia	7710353606	4070281040024000127	044525716	30101810100000000716	Income
ikhinski avlovo- ski TSC	Private CB GUTA-BANK	n/a	5 Orlikov Pereulok, building 3, Moscow, 107078, Russia	7710353606	4070281050024001 0127	044525716	30101810100000000716	Debit
ikhinski avlovo- ski TSC	Middle-Russia Bank of SB	Orekhovo-Zuevskoe branch #1556/063	19 Vavilova Street, Moscow, 117997, Russia	7707083893	4070281084031012417	044552323	30101810900000000323	Income
ikhinski lektrostalski	Private CB GUTA-BANK	Noginski subsidiary	5 Orlikov Pereulok, building 3, Moscow, 107078, Russia	7710353606	4070281020034001 0105	044653840	30101810600000000840	Income
ikhinski lektrostalski	Private CB GUTA-BANK	Noginski subsidiary	5 Orlikov Pereulok, building 3, Moscow, 107078, Russia	7710353606	4070281010034000105	044653840	30101810600000000840	Debit
ikhinski lektrostalski	Middle-Russia Bank of SB	Noginskoe branch #2557/066	19 Vavilova Street, Moscow, 117997, Russia	7707083893	4070281084028012718	044552323	30101810900000000323	Income
ikhinski TC	Middle-Russia Bank of SB	Balshikhinskoe branch 8038	19 Vavilova Street, Moscow, 117997, Russia	7707083893	4070284064004010 0794	044552323	30101810900000000323	Currency denominated
ovski TC, ovski TSC	ACB Promsvyazbank (Private JSC)	n/a	10 Smirnovskaya Street, building 22, Moscow, Russia	7744000912	4070281000000061230 7	044583119	30101810600000000119	Income
ovski TC, ovski TSC	ACB Promsvyazbank (Private JSC)	n/a	10 Smirnovskaya Street, building 22, Moscow, Russia	7744000912	4070281070000061230 6	044583119	30101810600000000119	Budgetary
ovski TC, enski TSC	ACB Promsvyazbank (Private JSC)	n/a	10 Smirnovskaya Street, building 22, Moscow, Russia	7744000912	4070281060000061230 9	044583119	30101810600000000119	Income
ovski TC, enski TSC	ACB Promsvyazbank (Private JSC)	n/a	10 Smirnovskaya Street, building 22, Moscow, Russia	7744000912	4070281030000061230 8	044583119	30101810600000000119	Budgetary
ovski TC, mski TSC	ACB Promsvyazbank (Private JSC)	n/a	10 Smirnovskaya Street, building 22,	7744000912	4070281030000061231 1	044583119	30101810600000000119	Income

			Moscow, Russia					
vski TC, ıski TSC	ACB Promsvyazbank (Private JSC)	n/a	10 Smirnovskaya Street, building 22, Moscow, Russia	7744000912	40702810000000612310	044583119	30101810600000000119	Budgetary
enski TC	Subsidiary of CB Ogni Moskvy (Moscow Lights)	Subsidiary of CB Ogni Moskvy (Moscow Lights) Ogni Podmoskovya	27 Novaya Basmannaya Street, Moscow, 107066, Russia	7701028536	40702810280070000134	044660713	30101810900000000713	Income
enski TC	Subsidiary of CB Ogni Moskvy (Moscow Lights)	Subsidiary of CB Ogni Moskvy (Moscow Lights) Ogni Podmoskovya	27 Novaya Basmannaya Street, Moscow, 107066, Russia	7701028536	40702810580070000135	044660713	30101810900000000713	Budgetary
enski TC	Middle-Russia Bank of SB	Kolomenskoe branch #1555	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810340200101465	044552323	30101810900000000323	Income
enski TC	Middle-Russia Bank of SB	Kolomenskoe branch #1555	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810340200101464	044552323	30101810900000000323	Income
enski TC, vitski TSC	Subsidiary of CB Ogni Moskvy (Moscow Lights)	Subsidiary of CB Ogni Moskvy (Moscow Lights) Ogni Podmoskovya	27 Novaya Basmannaya Street, Moscow, 107066, Russia	7701028536	40702810680070000132	044660713	30101810900000000713	Income
enski TC, vitski TSC	Subsidiary of CB Ogni Moskvy (Moscow Lights)	Subsidiary of CB Ogni Moskvy (Moscow Lights) Ogni Podmoskovya	27 Novaya Basmannaya Street, Moscow, 107066, Russia	7701028536	40702810980070000133	044660713	30101810900000000713	Budgetary
enski TC, i CTS	Subsidiary of CB Ogni Moskvy (Moscow Lights)	Subsidiary of CB Ogni Moskvy (Moscow Lights) Ogni Podmoskovya	27 Novaya Basmannaya Street, Moscow, 107066, Russia	7701028536	40702810880070000136	044660713	30101810900000000713	Income
enski TC, i CTS	Subsidiary of CB Ogni Moskvy (Moscow	Subsidiary of CB Ogni Moskvy	27 Novaya Basmannaya Street,	7701028536	40702810180070000137	044660713	30101810900000000713	Budgetary

	Lights)	(Moscow Lights) Ogni Podmoskovya	Moscow, 107066, Russia					
.enski TC, ki CTS	Subsidiary of CB Ogni Moskvy (Moscow Lights)	Subsidiary of CB Ogni Moskvy (Moscow Lights) Ogni Podmoskovya	27 Novaya Basmannaya Street, Moscow, 107066, Russia	7701028536	40702810080070000130	044660713	30101810900000000713	Income
.enski TC, ki CTS	Subsidiary of CB Ogni Moskvy (Moscow Lights)	Subsidiary of CB Ogni Moskvy (Moscow Lights) Ogni Podmoskovya	27 Novaya Basmannaya Street, Moscow, 107066, Russia	7701028536	40702810380070000131	044660713	30101810900000000713	Budgetary
ogorski TC	ACB LINK-Bank (JSC)	n/a	7-2 Dmitrovskoe Shosse, Moscow, Russia	7713097982	40702810100000000248	044585128	30101810200000000128	Income
ogorski TC	ACB LINK-Bank (JSC)	n/a	7-2 Dmitrovskoe Shosse, Moscow, Russia	7713097982	40702810400001000248	044585128	30101810200000000128	Budgetary
ogorski TC, ogorski TSC	Middle-Russia Bank of SB	Krasnogorskoe branch 7808	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810640210101825	044552323	30101810900000000323	Income
ogorski TC, ogorski TSC	Middle-Russia Bank of SB	Krasnogorskoe branch 7808	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810940210101826	044552323	30101810900000000323	Budgetary
ogorski TC, ki TSC	Middle-Russia Bank of SB	Khimkinskoe branch 7825	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810240440101558	044552323	30101810900000000323	Income
ogorski TC, olamski	Middle-Russia Bank of SB	Volokolamskoe branch 2559	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810740060100170	044552323	30101810900000000323	Income
ogorski TC, inski	Middle-Russia Bank of SB	Volokolamskoe branch 2559	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810940060114018	044552323	30101810900000000323	Income
ogorski TC	Middle-Russia Bank of SB	Volokolamskoe branch 2559	19 Vavilova Street, Moscow, 117997,	7707083893	40702810540060120156	044552323	30101810900000000323	Income

			Russia					
kinski TC	Private CB GUTA-BANK	Zhukovski subsidiary	5 Orlikov Pereulok, building 3, Moscow, 107078, Russia	7710353606	40702810440190101640	044660773	30101810500000000773	Budgetary
eretski TC, nski TSC	Private CB GUTA-BANK	Zhukovski subsidiary	5 Orlikov Pereulok, building 3, Moscow, 107078, Russia	7710353606	40702810000100011578	044660773	30101810500000000773	Budgetary
eretski TC	Private CB GUTA-BANK	Zhukovski subsidiary	5 Orlikov Pereulok, building 3, Moscow, 107078, Russia	7710353606	40702810300100011579	044660773	30101810500000000773	Income
eretski TC, nski TSC	Private CB GUTA-BANK	Zhukovski subsidiary	5 Orlikov Pereulok, building 3, Moscow, 107078, Russia	7710353606	40702810900100001578	044660773	30101810500000000773	Income
eretski TC	Private CB GUTA-BANK	Zhukovski subsidiary	5 Orlikov Pereulok, building 3, Moscow, 107078, Russia	7710353606	40702810200100001579	044660773	30101810500000000773	Income
eretski TC	Private CB GUTA-BANK	Lyuberetskoe branch #7809	5 Orlikov Pereulok, building 3, Moscow, 107078, Russia	7707083893	40702810600100001580	044660773	30101810900000000323	Income
eretski TC	Middle-Russia Bank of SB	Lyuberetskoe branch #7809	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810540240100132	044552323	30101810900000000323	Income
chenski TC, oprudnenski	Middle-Russia Bank of SB	Mytischenskoe branch #7810/050	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810940260123003	044552323	30101810900000000323	current account
chenski TC, oprudnenski	Private CB GUTA-BANK	Dedovski subsidiary	5 Orlikov Pereulok, building 3, Moscow, 107078, Russia	7710353606	40702810900300000500	044651793	30101810300000000793	Income
chenski TC, oprudnenski	Private CB GUTA-BANK	Dedovski subsidiary	5 Orlikov Pereulok, building 3, Moscow, 107078, Russia	7710353606	40702810000300010500	044651793	30101810300000000793	Budgetary
chenski TC, chenski TSC	Middle-Russia Bank of SB	Mytischenskoe branch #7810	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810340260100985	044552323	30101810900000000323	current account
chenski TC, chenski TSC	Private CB GUTA-BANK	Korolevski subsidiary	5 Orlikov Pereulok, building 3, Moscow,	7710353606	40702810500320000693	044661826	30101810700000000826	Income

			107078, Russia					
chenski TC, chenski TSC	Private CB GUTA-BANK	Korolevski subsidiary	5 Orlikov Pereulok, building 3, Moscow, 107078, Russia	7710353606	40702810600320010693	044661826	30101810700000000826	Budgetary
chenski TC, evski TSC	Middle-Russia Bank of SB	Korolevskoe branch 2570	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810440170100205	044552323	30101810900000000323	current account
chenski TC, evski TSC	Private CB GUTA-BANK	Korolevski subsidiary	5 Orlikov Pereulok, building 3, Moscow, 107078, Russia	7710353606	40702810300320000039	044661826	30101810700000000826	Income
chenski TC, evski TSC	Private CB GUTA-BANK	Korolevski subsidiary	5 Orlikov Pereulok, building 3, Moscow, 107078, Russia	7710353606	40702810400320010039	044661826	30101810700000000826	Budgetary
Fominski mmunicatio de	Middle-Russia Bank of SB	Naro-Fominskoe branch #2572	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810040270100042	044552323	30101810900000000323	current account
Fominski mmunicatio de	ACB Promsvyazbank (Private JSC)	n/a	10 Smirnovskaya Street, building 22, Moscow, Russia	7744000912	40702810500000612302	044583119	30101810600000000119	Income
Fominski mmunicatio de	ACB Promsvyazbank (Private JSC)	n/a	10 Smirnovskaya Street, building 22, Moscow, Russia	7744000912	40702810400000612305	044583119	30101810600000000119	Budgetary
sovski TC, sovski TSC	ACB Promsvyazbank (Private JSC)	n/a	10 Smirnovskaya Street, building 22, Moscow, Russia	7744000912	40702810700000612319	044583119	30101810600000000119	Budgetary
sovski TC, sovski TSC	ACB Promsvyazbank (Private JSC)	n/a	10 Smirnovskaya Street, building 22, Moscow, Russia	7744000912	40702810400000612318	044583119	30101810600000000119	Income
sovski TC, gorodski	ACB Promsvyazbank (Private JSC)	n/a	10 Smirnovskaya Street, building 22, Moscow, Russia	7744000912	40702810000000612323	044583119	30101810600000000119	Budgetary
sovski TC, gorodski	ACB Promsvyazbank (Private JSC)	n/a	10 Smirnovskaya Street, building 22, Moscow, Russia	7744000912	40702810700000612322	044583119	30101810600000000119	Income
sovski TC, i CTS	ACB Promsvyazbank (Private JSC)	n/a	10 Smirnovskaya Street, building 22,	7744000912	40702810600000612325	044583119	30101810600000000119	Budgetary

			Moscow, Russia					
tsovski TC, ki CTS	ACB Promsvyazbank (Private JSC)	n/a	10 Smirnovskaya Street, building 22, Moscow, Russia	7744000912	40702810300000612324	044583119	30101810600000000119	Income
tsovski TC, hayski TSC	ACB Promsvyazbank (Private JSC)	n/a	10 Smirnovskaya Street, building 22, Moscow, Russia	7744000912	40702810400000612321	044583119	30101810600000000119	Budgetary
tsovski TC, hayski TSC	ACB Promsvyazbank (Private JSC)	n/a	10 Smirnovskaya Street, building 22, Moscow, Russia	7744000912	40702810100000612320	044583119	30101810600000000119	Income
tsovski TC, hayski TSC	Middle-Russia Bank of SB	Ruzskoe branch #2577	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810040370172035	044552323	30101810900000000323	Budgetary
hovo- ski TC	ACB LINK-Bank (JSC)	n/a	7-2 Dmitrovskoe Shosse, Moscow, Russia	7713097982	40702810900001000243	044585128	30101810200000000128	Budgetary
hovo- ski TC	ACB LINK-Bank (JSC)	n/a	7-2 Dmitrovskoe Shosse, Moscow, Russia	7713097982	40702810600000000243	044585128	30101810200000000128	Income
hovo- ski TC	Middle-Russia Bank of SB	Orekhovo-Zuevskoe branch #1556	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810440310100337	044552323	30101810900000000323	current account
hovo- ski TC, yevski TSC	ACB LINK-Bank (JSC)	n/a	7-2 Dmitrovskoe Shosse, Moscow, Russia	7713097982	40702810800000000247	044585128	30101810200000000128	Income
hovo- ski TC, resenski TSC	ACB LINK-Bank (JSC)	n/a	7-2 Dmitrovskoe Shosse, Moscow, Russia	7713097982	40702810500000000246	044585128	30101810200000000128	Income
hovo- ski TC, rski TSC	ACB LINK-Bank (JSC)	n/a	7-2 Dmitrovskoe Shosse, Moscow, Russia	7713097982	40702810200000000245	044585128	30101810200000000128	Income
hovo- ski TC	ACB LINK-Bank (JSC)	n/a	7-2 Dmitrovskoe Shosse, Moscow, Russia	7713097982	40702810700000000295	044585128	30101810200000000128	Special target account
lski TC	Private JSC Podolskprombank	n/a	18 Kirova Street, Podolsk, Moscow	5036037772	40702810719500216400	044695151	30101810700000000151	current account

			region, Russia					
lski TC, lski TSC	ACB Promsvyazbank (Private JSC)	n/a	10 Smirnovskaya Street, building 22, Moscow, Russia	7744000912	40702810300000001456	044583119	30101810600000000119	Income
lski TC, lski TSC	ACB Promsvyazbank (Private JSC)	n/a	10 Smirnovskaya Street, building 22, Moscow, Russia	7744000912	40702810100000612304	044583119	30101810600000000119	Budgetary
lski TC, lski TSC	ACB Promsvyazbank (Private JSC)	n/a	10 Smirnovskaya Street, building 22, Moscow, Russia	7744000912	40702810800000612316	044583119	30101810600000000119	Special target account
lski TC, nski TSC	ACB Promsvyazbank (Private JSC)	n/a	10 Smirnovskaya Street, building 22, Moscow, Russia	7744000912	40702810800000612317	044583119	30101810600000000119	Budgetary
lski TC, nski TSC	ACB Promsvyazbank (Private JSC)	n/a	10 Smirnovskaya Street, building 22, Moscow, Russia	7744000912	40702810900000612313	044583119	30101810600000000119	Income
lski TC, odedovski	ACB Promsvyazbank (Private JSC)	n/a	10 Smirnovskaya Street, building 22, Moscow, Russia	7744000912	40702810600000612312	044583119	30101810600000000119	Income
lski TC, odedovski	ACB Promsvyazbank (Private JSC)	n/a	10 Smirnovskaya Street, building 22, Moscow, Russia	7744000912	40702810200000612314	044583119	30101810600000000119	Budgetary
ukhovski TC	Private CB GUTA-BANK	Protvinski subsidiary	5 Orlikov Pereulok, building 3, Moscow, 107078, Russia	7710353606	40702810700260000951	044695709	30101810000000000709	Income
ukhovski TC	Private CB GUTA-BANK	Protvinski subsidiary	5 Orlikov Pereulok, building 3, Moscow, 107078, Russia	7710353606	40702810700261000950	044695709	30101810000000000709	Income
ukhovski TC	Private CB GUTA-BANK	Protvinski subsidiary	5 Orlikov Pereulok, building 3, Moscow, 107078, Russia	7710353606	40702810400260000950	044695709	30101810000000000709	Income
ukhovski TC	Private CB GUTA-BANK	Protvinski subsidiary	5 Orlikov Pereulok, building 3, Moscow, 107078, Russia	7710353606	40702810500260010950	044695709	30101810000000000709	Budgetary
ukhovski TC	Private CB GUTA-BANK	Protvinski subsidiary	5 Orlikov Pereulok, building 3, Moscow,	7710353606	40702810000260000952	044695709	30101810000000000709	Income

			107078, Russia					
khovski TC	Private CB GUTA-BANK	Chekhovski subsidiary	5 Orlikov Pereulok, building 3, Moscow, 107078, Russia	7710353606	40702810700290000071	044695712	30101810000000000712	Income
khovski TC	Middle-Russia Bank of SB	Stupinskoe subsidiary branch #6626	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810740420100037	044552323	30101810900000000323	Income
khovski TC	Middle-Russia Bank of SB	Stupinskoe subsidiary branch #6626	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810540420100431	044552323	30101810900000000323	Income
khovski TC	Middle-Russia Bank of SB	Podolskoe branch #2573	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810240330192376	044552323	30101810900000000323	Income
khovski TC	Middle-Russia Bank of SB	Serpukhovskoe branch #1554	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810540400100040	044552323	30101810900000000323	Income
kinski TC	Middle-Russia Bank of SB	branch 7825 Khimki town	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810500000612315	044552323	30101810900000000323	current account
kinski TC	Middle-Russia Bank of SB	branch 7825 Khimki town	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810940440105249	044552323	30101810900000000323	current account
kinski TC	Middle-Russia Bank of SB	branch 7825 Khimki town	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702840740440105011	044552323	30101810900000000323	current account
kinski TC	Subsidiary of CB Ogni Moskvy (Moscow Lights)	Subsidiary of CB Ogni Moskvy (Moscow Lights) Ogni Podmoskovya	27 Novaya Basmannaya Street, Moscow, 107066, Russia	7701028536	40206810740440310002	044660713	30101810900000000713	Income
kinski TC	Subsidiary of CB Ogni Moskvy (Moscow Lights)	Subsidiary of CB Ogni Moskvy (Moscow Lights) Ogni Podmoskovya	27 Novaya Basmannaya Street, Moscow, 107066, Russia	7701028536	40702810480140000110	044660713	30101810900000000713	Income
kinski TC	Subsidiary of CB Ogni	Subsidiary of CB	27 Novaya	7701028536	407028100801400001	044660713	30101810900000000713	current

	Moskvy (Moscow Lights)	Ogni Moskvy (Moscow Lights) Ogni Podmoskovya	Basmannaya Street, Moscow, 107066, Russia		41			account
kinski TC	Subsidiary of CB Ogni Moskvy (Moscow Lights)	Subsidiary of CB Ogni Moskvy (Moscow Lights) Ogni Podmoskovya	27 Novaya Basmannaya Street, Moscow, 107066, Russia	7701028536	407028103801400001 42	044660713	30101810900000000713	current account
kinski TC	Subsidiary of CB Ogni Moskvy (Moscow Lights)	Subsidiary of CB Ogni Moskvy (Moscow Lights) Ogni Podmoskovya	27 Novaya Basmannaya Street, Moscow, 107066, Russia	7701028536	407028106801400001 43	044660713	30101810900000000713	current account
kinski TC	Subsidiary of CB Ogni Moskvy (Moscow Lights)	Subsidiary of CB Ogni Moskvy (Moscow Lights) Ogni Podmoskovya	27 Novaya Basmannaya Street, Moscow, 107066, Russia	7701028536	407028109801400001 44	044660713	30101810900000000713	Income
kinski TC	ACB Promsvyazbank (Private JSC)	n/a	10 Smirnovskaya Street, building 22, Moscow, Russia	7744000912	407028104800300001 07	044583119	30101810600000000119	Income
kinski TC	ACB Promsvyazbank (Private JSC)	n/a	10 Smirnovskaya Street, building 22, Moscow, Russia	7744000912	407028106001206123 28	044583119	30101810600000000119	Income
kinski TC	ACB Promsvyazbank (Private JSC)	n/a	10 Smirnovskaya Street, building 22, Moscow, Russia	7744000912	407028103001206123 30	044583119	30101810600000000119	Budgetary
kinski TC	ACB Promsvyazbank (Private JSC)	n/a	10 Smirnovskaya Street, building 22, Moscow, Russia	7744000912	407028106001206123 31	044583119	30101810600000000119	Budgetary
kinski TC	ACB Promsvyazbank (Private JSC)	n/a	10 Smirnovskaya Street, building 22, Moscow, Russia	7744000912	407028109001206123 29	044583119	30101810600000000119	Budgetary
kinski TC	ACB Promsvyazbank (Private JSC)	n/a	10 Smirnovskaya Street, building 22, Moscow, Russia	7744000912	407028103001206123 27	044583119	30101810600000000119	Income

nski TC	Middle-Russia Bank of SB	Klninskoe branch #2563	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810900120612332	044552323	30101810900000000323	current account
vski TC, vski TSC	Private CB GUTA-BANK	n/a	5 Orlikov Pereulok, building 3, Moscow, 107078, Russia	7710353606	40702810500230010218	044525716	30101810100000000716	Budgetary
vski TC, vski TSC	Private CB GUTA-BANK	n/a	5 Orlikov Pereulok, building 3, Moscow, 107078, Russia	7710353606	40702810400230000218	044525716	30101810100000000716	Income
vski TC, vski TSC	Bank Revival (JSC)	Schelkovski subsidiary	7/4 Luchnikov Per., building 1, Moscow, 101999, Russia	5000001042	40702810606000140319	044525181	30101810900000000181	Income
vski TC, vski TSC	Middle-Russia Bank of SB	Schelkovskoe branch 2575	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810840480100414	044552323	30101810900000000323	current account
vski TC, ski TSC	Private CB GUTA-BANK	n/a	5 Orlikov Pereulok, building 3, Moscow, 107078, Russia	7710353606	40702810900370000037	044525716	30101810100000000716	Budgetary
vski TC, ski TSC	Private CB GUTA-BANK	n/a	5 Orlikov Pereulok, building 3, Moscow, 107078, Russia	7710353606	40702810800370000037	044525716	30101810100000000716	Income
vski TC, ski TSC	Middle-Russia Bank of SB	Korolevskoe branch 2570	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810240170110806	044552323	30101810900000000323	current account
vski TC, o-Posadski	Private CB GUTA-BANK	n/a	5 Orlikov Pereulok, building 3, Moscow, 107078, Russia	7710353606	40702810100330010235	044525716	30101810100000000716	Budgetary
vski TC, o-Posadski	Private CB GUTA-BANK	n/a	5 Orlikov Pereulok, building 3, Moscow, 107078, Russia	7710353606	40702810000330000235	044525716	30101810100000000716	Income
vski TC, o-Posadski	Middle-Russia Bank of SB	Sergievo-Posadskoe branch #2578	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810640380100510	044552323	30101810900000000323	current account
	Private CB GUTA-BANK	GUTA-MGTS	5 Orlikov Pereulok, building 3, Moscow, 107078, Russia	7710353606	40702810900010007624	044583153	30101810200000000153	current account

w ary	Private CB GUTA-BANK	GUTA-MGTS	5 Orlikov Pereulok, building 3, Moscow, 107078, Russia	7710353606	40702810800010007847	044583153	30101810200000000153	current account
w ary	Private CB GUTA-BANK	GUTA-MGTS	5 Orlikov Pereulok, building 3, Moscow, 107078, Russia	7710353606	40702810900010017847	044583153	30101810200000000153	current account
ki subsidiary of JSC CenterTelecom								
ki ary ovski local	Joint-Stock Commercial Saving Bank of the Russian Federation Public Joint-Stock Company	Orlovskoe branch #8595 Subsidiary of Sverdlovskoe branch #3893	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810247210100093	BIC 045402601	Corr. acc. 30101810300000000601	Income
ki ary ovski local	Joint-Stock Commercial Saving Bank of the Russian Federation Public Joint-Stock Company	Orlovskoe branch #8595 Subsidiary of Sverdlovskoe branch #3893	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810747210130055	BIC 045402601	Corr. acc. 30101810300000000601	Income
ki ary ovski local	Joint-Stock Commercial Saving Bank of the Russian Federation Public Joint-Stock Company	Orlovskoe branch #8595 Subsidiary of Sverdlovskoe branch #3893	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810947210100092	BIC 045402601	Corr. acc. 30101810300000000601	Budgetary
ki ary ovski local	Joint-Stock Commercial Saving Bank of the Russian Federation Public Joint-Stock Company	Orlovskoe branch #8595 Verkhovskoe branch #3797	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810947220100095	BIC 045402601	Corr. acc. 30101810300000000601	Income
ki ary ovski local	Joint-Stock Commercial Saving Bank of the Russian Federation Public Joint-Stock Company	Orlovskoe branch #8595 Verkhovskoe branch #3797	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810947220100096	BIC 045402601	Corr. acc. 30101810300000000601	Budgetary
ki ary koy local	Joint-Stock Commercial Saving Bank of the Russian Federation Public Joint-Stock	Orlovskoe branch #8595 of Komskoe branch #3897	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810147130100082	BIC 045402601	Corr. acc. 30101810300000000601	Income

	Company							
ski iary skoy local	Joint-Stock Commercial Saving Bank of the Russian Federation Public Joint-Stock Company	Orlovskoe branch #8595 of Komskoe branch #3897	19 Vavilova Street, Moscow, 117997, Russia	7707083893	4070281014713010008 3	BIC 045402601	Corr. acc. 30101810300000000601	Budgetary
ski iary (Uritski node)	Joint-Stock Commercial Saving Bank of the Russian Federation Public Joint-Stock Company	Orlovskoe branch #8595/043 Orel city	19 Vavilova Street, Moscow, 117997, Russia	7707083893	4070281044700017004 6	BIC 045402601	Corr. acc. 30101810300000000601	Income
ski iary (Uritski node)	Joint-Stock Commercial Saving Bank of the Russian Federation Public Joint-Stock Company	Orlovskoe branch #8595/043 Orel city	19 Vavilova Street, Moscow, 117997, Russia	7707083893	4070281074700017004 7	BIC 045402601	Corr. acc. 30101810300000000601	Budgetary
ski iary (Uritski node)	Joint-Stock Commercial Saving Bank of the Russian Federation Public Joint-Stock Company	Orlovskoe branch #8595/043 Orel city	19 Vavilova Street, Moscow, 117997, Russia	7707083893	4070281024700017102 7	BIC 045402601	Corr. acc. 30101810300000000601	Income
ski iary nyanski node)	Joint-Stock Commercial Saving Bank of the Russian Federation Public Joint-Stock Company	Orlovskoe branch #8595 Livenskoe branch #3853/083	19 Vavilova Street, Moscow, 117997, Russia	7707083893	4070281044714000807 8	BIC 045402601	Corr. acc. 30101810300000000601	Budgetary
ski iary nyanski node)	Joint-Stock Commercial Saving Bank of the Russian Federation Public Joint-Stock Company	Orlovskoe branch #8595 Livenskoe branch #3853/083	19 Vavilova Street, Moscow, 117997, Russia	7707083893	4070281074714000807 9	BIC 045402601	Corr. acc. 30101810300000000601	Income
ski iary nski local	Joint-Stock Commercial Saving Bank of the Russian Federation Public Joint-Stock Company	Orlovskoe branch #8595 Livenskoe branch #3853	19 Vavilova Street, Moscow, 117997, Russia	7707083893	4070281064714000050 4	BIC 045402601	Corr. acc. 30101810300000000601	Income

ski liary nski local	Joint-Stock Commercial Saving Bank of the Russian Federation Public Joint-Stock Company	Orlovskoe branch #8595 Livenskoe branch #3853	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810347140000503	BIC 045402601	Corr. acc. 30101810300000000601	Budgetary
ski liary osil'ski local	Joint-Stock Commercial Saving Bank of the Russian Federation Public Joint-Stock Company	Orlovskoe branch #8595 Mtsenskoe branch #3862/058	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810647170120072	BIC 045402601	Corr. acc. 30101810300000000601	Income
ski liary osil'ski local	Joint-Stock Commercial Saving Bank of the Russian Federation Public Joint-Stock Company	Orlovskoe branch #8595 Mtsenskoe branch #3862/058	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810947170120073	BIC 045402601	Corr. acc. 30101810300000000601	Budgetary
ski liary osil'ski local	Joint-Stock Commercial Saving Bank of the Russian Federation Public Joint-Stock Company	Orlovskoe branch #8595 Mtsenskoe branch #3862/067	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810247170130064	BIC 045402601	Corr. acc. 30101810300000000601	Income
ski liary osil'ski local	Joint-Stock Commercial Saving Bank of the Russian Federation Public Joint-Stock Company	Orlovskoe branch #8595 Verkhovskoe branch #3797/070	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810747220115060	BIC 045402601	Corr. acc. 30101810300000000601	Income
ski liary hovski local	Joint-Stock Commercial Saving Bank of the Russian Federation Public Joint-Stock Company	Orlovskoe branch #8595 Mtsenskoe branch #3862 addit. office 053	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810147170110074	BIC 045402601	Corr. acc. 30101810300000000601	Budgetary
ski liary hovski local	Joint-Stock Commercial Saving Bank of the Russian Federation Public Joint-Stock Company	Orlovskoe branch #8595 Mtsenskoe branch #3862 addit. office 053	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810847170110073	BIC 045402601	Corr. acc. 30101810300000000601	Income
ski	Joint-Stock Commercial	Orlovskoe branch	19 Vavilova Street,	7707083893	407028106471701003	BIC	Corr. acc.	Income

diary nski local	Saving Bank of the Russian Federation Public Joint-Stock Company	#8595 Mtsenskoe branch #3862	Moscow, 117997, Russia		19	045402601	30101810300000000601	
ski diary nski local	Joint-Stock Commercial Saving Bank of the Russian Federation Public Joint-Stock Company	Orlovskoe branch #8595 Mtsenskoe branch #3862	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810047170100320	BIC 045402601	Corr. acc. 30101810300000000601	Budgetary
ski diary unovski local	Joint-Stock Commercial Saving Bank of the Russian Federation Public Joint-Stock Company	Orlovskoe branch #8595 Sverdlovskoe branch #3893/035	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810547210120061	BIC 045402601	Corr. acc. 30101810300000000601	Income
ski diary unovski local	Joint-Stock Commercial Saving Bank of the Russian Federation Public Joint-Stock Company	Orlovskoe branch #8595 Sverdlovskoe branch #3893/022	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810247210110067	BIC 045402601	Corr. acc. 30101810300000000601	Income
ski diary unovski local	Joint-Stock Commercial Saving Bank of the Russian Federation Public Joint-Stock Company	Orlovskoe branch #8595 Sverdlovskoe branch #3893/022	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810947210110066	BIC 045402601	Corr. acc. 30101810300000000601	Budgetary
ski diary torate	Joint-Stock Commercial Saving Bank of the Russian Federation Public Joint-Stock Company	Orlovskoe branch #8595 Orel city	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810047000110794	BIC 045402601	Corr. acc. 30101810300000000601	Income
ski diary torate	Joint-Stock Commercial Saving Bank of the Russian Federation Public Joint-Stock Company	Orlovskoe branch #8595 Orel city	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810347000110795	BIC 045402601	Corr. acc. 30101810300000000601	Budgetary
ski diary (LC)	Joint-Stock Commercial Saving Bank of the	Orlovskoe branch #8595 Orel city	19 Vavilova Street, Moscow, 117997,	7707083893	40702810647000110864	BIC 045402601	Corr. acc. 30101810300000000601	Income

	Russian Federation Public Joint-Stock Company		Russia					
vski diary (LC)	Joint-Stock Commercial Saving Bank of the Russian Federation Public Joint-Stock Company	Orlovskoe branch #8595 Orel city	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810947000110865	BIC 045402601	Corr. acc. 30101810300000000601	Budgetary
vski diary ctorate	Public Joint-Stock Company Import-Export Bank Impexbank	Public Joint-Stock Company Import-Export Bank Impexbank	20/10 Novopeschanaya Street, building 1A, Moscow, Russia	7744001480	40702810600070000896	BIC 045402758	Corr. acc. 30101810800000000758	Income
vski diary ctorate	Public Joint-Stock Company Import-Export Bank Impexbank	Public Joint-Stock Company Import-Export Bank Impexbank	20/10 Novopeschanaya Street, building 1A, Moscow, Russia	7744001480	40702810900070000897	BIC 045402758	Corr. acc. 30101810800000000758	Budgetary
vski diary ctorate	Public Joint-Stock Company Import-Export Bank Impexbank	Public Joint-Stock Company Import-Export Bank Impexbank	20/10 Novopeschanaya Street, building 1A, Moscow, Russia	7744001480	40702810400070000698	BIC 045402758	Corr. acc. 30101810800000000758	current account
vski diary ctorate	Joint-Stock commercial bank Crosna-bank public joint-stock company	Joint-Stock commercial bank Crosna-bank public joint-stock company	27 Presnenski Val, Moscow, Russia	7703002999	40702810800000000520	BIC 044579773	Corr. acc. 30101810900000000773	current account
					hard currency accounts			
vski diary ctorate	Joint-Stock commercial bank Crosna-bank public joint-stock company	Joint-Stock commercial bank Crosna-bank public joint-stock company	27 Presnenski Val, Moscow, Russia	7703002999	40702840100000000520	BIC 044579773	Corr. acc. 30101810900000000773	Current account
vski diary ctorate	Joint-Stock commercial bank Crosna-bank public joint-stock company	Joint-Stock commercial bank Crosna-bank public joint-stock	27 Presnenski Val, Moscow, Russia	7703002999	40702840700002000520	BIC 044579773	Corr. acc. 30101810900000000773	Special transit account

		company						
ki ary rate	Joint-Stock commercial bank Crosna-bank public joint-stock company	Joint-Stock commercial bank Crosna-bank public joint-stock company	27 Presnenski Val, Moscow, Russia	7703002999	4070284040000100052 0	BIC 044579773	Corr. acc. 30101810900000000773	Transit account
nski subsidiary of JSC CenterTelecom								
nski ary of JSC Telecom	Joint-Stock commercial Saving Bank of the Russian Federation (Public JSC)	Ryazanskoe branch 8606	19 Vavilova Street, Moscow, 117997, Russia	7707083893	4070281035300016150 5	046126614	30101810500000000614	Income
nski ary of JSC Telecom	Joint-Stock commercial Saving Bank of the Russian Federation (Public JSC)	Ryazanskoe branch 8606	19 Vavilova Street, Moscow, 117997, Russia	7707083893	4070281065300016150 6	046126614	30101810500000000614	Budgetary
nski ary of JSC Telecom/ ovski nmunicatio e	Joint-Stock commercial Saving Bank of the Russian Federation (Public JSC)	Kasimovskoe branch 2612	19 Vavilova Street, Moscow, 117997, Russia	7707083893	4070281055305010026 4	046126614	30101810500000000614	Income
nski ary of JSC Telecom/ ovski nmunicatio e	Joint-Stock commercial Saving Bank of the Russian Federation (Public JSC)	Kasimovskoe branch 2613	19 Vavilova Street, Moscow, 117997, Russia	7707083893	4070281085305010026 5	046126614	30101810500000000614	Budgetary
nski ary of JSC Telecom/ ski nmunicatio e	Joint-Stock commercial Saving Bank of the Russian Federation (Public JSC)	Ryazhskoe branch 2619	19 Vavilova Street, Moscow, 117997, Russia	7707083893	4070281075313010052 8	046126614	30101810500000000614	Income
nski ary of JSC Telecom/	Joint-Stock commercial Saving Bank of the Russian Federation	Ryazhskoe branch 2619	19 Vavilova Street, Moscow, 117997, Russia	7707083893	4070281005313010052 9	046126614	30101810500000000614	Budgetary

ki munication	(Public JSC)							
ski ary of JSC Telecom/ ski munication	Joint-Stock commercial Saving Bank of the Russian Federation (Public JSC)	Ryazanskoe branch 8606	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810353000101507	046126614	30101810500000000614	Income
ski ary of JSC Telecom/ ski munication	Joint-Stock commercial Saving Bank of the Russian Federation (Public JSC)	Ryazanskoe branch 8606	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810653000101508	046126614	30101810500000000614	Budgetary
ski ary of JSC Telecom/ ki munication	Joint-Stock commercial Saving Bank of the Russian Federation (Public JSC)	Sasovskoe branch 2621	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810553150100630	046126614	30101810500000000614	Income
ski ary of JSC Telecom/ ki munication	Joint-Stock commercial Saving Bank of the Russian Federation (Public JSC)	Sasovskoe branch 2621	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810853150100631	046126614	30101810500000000614	Budgetary
ski ary of JSC Telecom/ ski munication	Joint-Stock commercial Saving Bank of the Russian Federation (Public JSC)	Skopinskoe branch 2650	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810353250100361	046126614	30101810500000000614	Income
ski ary of JSC Telecom/	Joint-Stock commercial Saving Bank of the Russian Federation	Skopinskoe branch 2650	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810653250100362	046126614	30101810500000000614	Budgetary

inski ommunicatio de	(Public JSC)							
anski diary of JSC erTelecom/ vski ommunicatio de	Joint-Stock commercial Saving Bank of the Russian Federation (Public JSC)	Shilovskoe branch 2629	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810653220100392	046126614	30101810500000000614	Income
anski diary of JSC erTelecom/ vski ommunicatio de	Joint-Stock commercial Saving Bank of the Russian Federation (Public JSC)	Shilovskoe branch 2629	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810953220100393	046126614	30101810500000000614	Budgetary
anski diary of JSC erTelecom	Joint-Stock commercial Saving Bank of the Russian Federation (Public JSC)	Ryazanskoe branch 8606	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702840153000100228	046126614	30101810500000000614	Currency denominated
anski diary of JSC erTelecom	Joint-Stock commercial Saving Bank of the Russian Federation (Public JSC)	Ryazanskoe branch 8606	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702840053000200228	046126614	30101810500000000614	Transit account Currency denominated
anski diary of JSC erTelecom	Joint-Stock commercial Saving Bank of the Russian Federation (Public JSC)	Ryazanskoe branch 8606	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702840953000300228	046126614	30101810500000000614	Special transit account, currency denominated
anski diary of JSC erTelecom	Joint-Stock commercial Saving Bank of the Russian Federation (Public JSC)	Ryazanskoe branch 8606	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702978753000100228	046126614	30101810500000000614	Currency denominated
anski diary of JSC erTelecom	Joint-Stock commercial Saving Bank of the Russian Federation (Public JSC)	Ryazanskoe branch 8606	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702978653000200228	046126614	30101810500000000614	Transit account Currency denominated

zanski idiary of JSC erTelecom	Joint-Stock commercial Saving Bank of the Russian Federation (Public JSC)	Ryazanskoe branch 8606	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702978553000300228	046126614	30101810500000000614	Special transit account, currency denominated
zanski idiary of JSC erTelecom	JSC Prio-Vneshtorgbank	Prio-Vneshtorgbank	82/26 Esenina Street, Ryazan, Russia	6227001779	40702978300000000786	046126708	30101810500000000708	Currency denominated
zanski idiary of JSC erTelecom	JSC Prio-Vneshtorgbank	Prio-Vneshtorgbank	82/26 Esenina Street, Ryazan, Russia	6227001779	40702978900002000786	046126708	30101810500000000708	Transit account Currency denominated
zanski idiary of JSC erTelecom	JSC Prio-Vneshtorgbank	Prio-Vneshtorgbank	82/26 Esenina Street, Ryazan, Russia	6227001779	40702978800002100786	046126708	30101810500000000708	Special transit account, currency denominated
lenskTelecom - a subsidiary of JSC CenterTelecom								
lenskTelecom ubsidiary of erTelecom	Multiregional commercial bank for development of telecommunications and informatics (Public JSC)	Smolenski subsidiary of JSC ACB Svyaz-Bank	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	#40702810100291000196	046614737	30101810400000000737	Income
lenskTelecom ubsidiary of erTelecom	Multiregional commercial bank for development of telecommunications and informatics (Public JSC)	Smolenski subsidiary of JSC ACB Svyaz-Bank	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	#40702810800290000196	046614737	30101810400000000737	Budgetary
lenskTelecom ubsidiary of erTelecom	Joint-Stock commercial Saving Bank of the Russian Federation (joint-stock company)	Smolenskoe branch #8609	19 Vavilova Street, Moscow, 117997, Russia	7707083893	#40702810159020101963	046614632	30101810000000000632	Income
lenskTelecom ubsidiary of	Joint-Stock commercial Saving Bank of the Russian Federation	Smolenskoe branch #8609	19 Vavilova Street, Moscow, 117997, Russia	7707083893	#40702810859020101962	046614632	30101810000000000632	Budgetary

rTelecom	(joint-stock company)							
ensk Telecom bsidiary of rTelecom	Private Joint-Stock Company Commercial Bank for Entrepreneurship Development GUTA-BANK "	Smolenski subsidiary of Private JSC CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 103006, Russia	7710353606	#40702810900440000013	046614775	30101810000000000775	Budgetary
ensk Telecom bsidiary of rTelecom	Private Joint-Stock Company Commercial Bank for Entrepreneurship Development GUTA-BANK "	Smolenski subsidiary of Private JSC CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 103006, Russia	7710353606	#40702810000440010013	046614775	30101810000000000775	Income
al Center - ensk Telecom	Multiregional commercial bank for development of telecommunications and informatics (Public JSC)	Smolenski subsidiary of JSC ACB Svyaz-Bank	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	#40702810400291000197	046614737	30101810400000000737	Income
al Center - ensk Telecom	Multiregional commercial bank for development of telecommunications and informatics (Public JSC)	Smolenski subsidiary of JSC ACB Svyaz-Bank	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	#40702810100290000197	046614737	30101810400000000737	Budgetary
al Center - ensk Telecom	Private Joint-Stock Company Commercial Bank for Entrepreneurship Development GUTA-BANK "	Smolenski subsidiary of Private JSC CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 103006, Russia	7710353606	#40702810900440000039	046614775	30101810000000000775	Budgetary
al Center - ensk Telecom	Private Joint-Stock Company Commercial Bank for Entrepreneurship Development GUTA-BANK "	Smolenski subsidiary of Private JSC CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 103006, Russia	7710353606	#40702810000440010039	046614775	30101810000000000775	Income

enski TC - enskTelecom	Multiregional commercial bank for development of telecommunications and informatics (Public JSC)	Smolenski subsidiary of JSC ACB Svyaz-Bank	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	#40702810700291000198	046614737	30101810400000000737	Income
enski TC - enskTelecom	Multiregional commercial bank for development of telecommunications and informatics (Public JSC)	Smolenski subsidiary of JSC ACB Svyaz-Bank	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	#40702810400290000198	046614737	30101810400000000737	Budgetary
enski TC - enskTelecom	Joint-Stock commercial Saving Bank of the Russian Federation (joint-stock company)	Smolenskoe branch #8609	19 Vavilova Street, Moscow, 117997, Russia	7707083893	#40702810059190101964	046614632	30101810000000000632	Income
enski TC - enskTelecom	Private Joint-Stock Company Commercial Bank for Entrepreneurship Development GUTA-BANK "	Smolenski subsidiary of Private JSC CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 103006, Russia	7710353606	#40702810600440000041	046614775	30101810000000000775	Budgetary
enski TC - enskTelecom	Private Joint-Stock Company Commercial Bank for Entrepreneurship Development GUTA-BANK "	Smolenski subsidiary of Private JSC CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 103006, Russia	7710353606	#40702810700440010041	046614775	30101810000000000775	Income
emski CTS - enskTelecom	Joint-Stock commercial Saving Bank of the Russian Federation (joint-stock company)	Vyazemskoe branch #1561	19 Vavilova Street, Moscow, 117997, Russia	7707083893	#40702810859200100592	046614632	30101810000000000632	Income
emski CTS - enskTelecom	Joint-Stock commercial Saving Bank of the Russian Federation (joint-stock company)	Vyazemskoe branch #1561	19 Vavilova Street, Moscow, 117997, Russia	7707083893	#40702810559200100591	046614632	30101810000000000632	Budgetary
ıski TC of emski CTS -	Joint-Stock commercial Saving Bank of the	Vyazemskoe branch #1561	19 Vavilova Street, Moscow, 117997,	7707083893	#40702810659080100077	046614632	30101810000000000632	Income

nskTelecom	Russian Federation (joint-stock company)		Russia					
uginski TC zemski SP nskTelecom	Joint-Stock commercial Saving Bank of the Russian Federation (joint-stock company)	Gagarinskoe branch #5609 Noboduginski addit. office	19 Vavilova Street, Moscow, 117997, Russia	7707083893	#40702810059050100429	046614632	30101810000000000632	Income
vski TC of nski CTS - nskTelecom	Joint-Stock commercial Saving Bank of the Russian Federation (joint-stock company)	Gagarinskoe branch #5609 Sychevski addit. office	19 Vavilova Street, Moscow, 117997, Russia	7707083893	#40702810859090100430	046614632	30101810000000000632	Income
nski MOTC nskTelecom	Joint-Stock commercial Saving Bank of the Russian Federation (joint-stock company)	Vyazemskoe branch #1561	19 Vavilova Street, Moscow, 117997, Russia	7707083893	#40702810159200100593	046614632	30101810000000000632	Budgetary
nski CTS - nskTelecom	Joint-Stock commercial Saving Bank of the Russian Federation (joint-stock company)	Gagarinskoe branch #5609	19 Vavilova Street, Moscow, 117997, Russia	7707083893	#40702810559030100431	046614632	30101810000000000632	Income
nski CTS - nskTelecom	Joint-Stock commercial Saving Bank of the Russian Federation (joint-stock company)	Gagarinskoe branch #5609	19 Vavilova Street, Moscow, 117997, Russia	7707083893	#40702810859030100432	046614632	30101810000000000632	Budgetary
nski TC of nski CTS- nskTelecom	Joint-Stock commercial Saving Bank of the Russian Federation (joint-stock company)	Vyazemskoe branch #1561	19 Vavilova Street, Moscow, 117997, Russia	7707083893	#40702810459200101043	046614632	30101810000000000632	Income
obuzhski SP nskTelecom	Joint-Stock commercial Saving Bank of the Russian Federation (joint-stock company)	Dorogobuzhskoe branch #5651	19 Vavilova Street, Moscow, 117997, Russia	7707083893	#40702810859140100225	046614632	30101810000000000632	Income
obuzhski SP nskTelecom	Joint-Stock commercial Saving Bank of the Russian Federation (joint-stock company)	Dorogobuzhskoe branch #5651	19 Vavilova Street, Moscow, 117997, Russia	7707083893	#40702810559140100224	046614632	30101810000000000632	Budgetary
vski TC of obuzhski	Joint-Stock commercial Saving Bank of the	El'ninskoe branch #5652	19 Vavilova Street, Moscow, 117997,	7707083893	#40702810559150100175	046614632	30101810000000000632	Income

SP nskTelecom	Russian Federation (joint-stock company)		Russia					
ski TC of obuzhski SP nskTelecom	Joint-Stock commercial Saving Bank of the Russian Federation (joint-stock company)	El'ninskoe branch #5652	19 Vavilova Street, Moscow, 117997, Russia	7707083893	#40702810259150100 174	046614632	30101810000000000632	Income
tyrschinski SP nskTelecom	Joint-Stock commercial Saving Bank of the Russian Federation (joint-stock company)	Pochinkovskoe branch #5592	19 Vavilova Street, Moscow, 117997, Russia	7707083893	#40702810059170100 228	046614632	30101810000000000632	Income
tyrschinski SP nskTelecom	Joint-Stock commercial Saving Bank of the Russian Federation (joint-stock company)	Pochinkovskoe branch #5592	19 Vavilova Street, Moscow, 117997, Russia	7707083893	#40702810759170100 227	046614632	30101810000000000632	Budgetary
nski TC of tyrschinski SP nskTelecom	Joint-Stock commercial Saving Bank of the Russian Federation (joint-stock company)	Krasninskoe branch #5654	19 Vavilova Street, Moscow, 117997, Russia	7707083893	#40702810759160100 091	046614632	30101810000000000632	Income
vichski TC tyrschinski SP nskTelecom	Joint-Stock commercial Saving Bank of the Russian Federation (joint-stock company)	Pochinkovskoe branch #5592	19 Vavilova Street, Moscow, 117997, Russia	7707083893	#40702810159260100 229	046614632	30101810000000000632	Income
kovski TC tyrschinski SP nskTelecom	Joint-Stock commercial Saving Bank of the Russian Federation (joint-stock company)	Pochinkovskoe branch #5592	19 Vavilova Street, Moscow, 117997, Russia	7707083893	#40702810259250100 249	046614632	30101810000000000632	Income
lski CTS - nskTelecom	Joint-Stock commercial Saving Bank of the Russian Federation (joint-stock company)	Roslavlskoe branch #1562	19 Vavilova Street, Moscow, 117997, Russia	7707083893	#40702810459210100 500	046614632	30101810000000000632	Income
lski CTS - nskTelecom	Joint-Stock commercial Saving Bank of the Russian Federation (joint-stock company)	Roslavlskoe branch #1562	19 Vavilova Street, Moscow, 117997, Russia	7707083893	#40702810159210100 499	046614632	30101810000000000632	Budgetary

gorski TC slavlski CTS nskTelecom	Joint-Stock commercial Saving Bank of the Russian Federation (joint-stock company)	Roslavlskoe branch #1562	19 Vavilova Street, Moscow, 117997, Russia	7707083893	#40702810259210100496	046614632	30101810000000000632	Income
heski TC of vlski CTS - nskTelecom	Joint-Stock commercial Saving Bank of the Russian Federation (joint-stock company)	Roslavlskoe branch #1562	19 Vavilova Street, Moscow, 117997, Russia	7707083893	#40702810559210100497	046614632	30101810000000000632	Income
yacheski TC slavlski CTS nskTelecom	Joint-Stock commercial Saving Bank of the Russian Federation (joint-stock company)	Roslavlskoe branch #1562	19 Vavilova Street, Moscow, 117997, Russia	7707083893	#40702810859210100498	046614632	30101810000000000632	Income
vanski CTS - nskTelecom	Joint-Stock commercial Saving Bank of the Russian Federation (joint-stock company)	Rudnyanskoe branch #5657	19 Vavilova Street, Moscow, 117997, Russia	7707083893	#40702810959180100198	046614632	30101810000000000632	Income
vanski CTS - nskTelecom	Joint-Stock commercial Saving Bank of the Russian Federation (joint-stock company)	Rudnyanskoe branch #5657	19 Vavilova Street, Moscow, 117997, Russia	7707083893	#40702810659180100197	046614632	30101810000000000632	Budgetary
nski TC of vanski CTS - nskTelecom	Joint-Stock commercial Saving Bank of the Russian Federation (joint-stock company)	Rudnyanskoe branch #5657	19 Vavilova Street, Moscow, 117997, Russia	7707083893	#40702810759100100200	046614632	30101810000000000632	Income
dovski TC of vanski CTS - nskTelecom	Joint-Stock commercial Saving Bank of the Russian Federation (joint-stock company)	Rudnyanskoe branch #5657	19 Vavilova Street, Moscow, 117997, Russia	7707083893	#40702810659120100199	046614632	30101810000000000632	Income
ovski CTS - nskTelecom	Joint-Stock commercial Saving Bank of the Russian Federation (joint-stock company)	Safonovskoe branch #5566	19 Vavilova Street, Moscow, 117997, Russia	7707083893	#40702810459230100373	046614632	30101810000000000632	Income
ovski CTS - nskTelecom	Joint-Stock commercial Saving Bank of the Russian Federation (joint-stock company)	Safonovskoe branch #5566	19 Vavilova Street, Moscow, 117997, Russia	7707083893	#40702810159230100372	046614632	30101810000000000632	Budgetary

evski CTS - enskTelecom	Joint-Stock commercial Saving Bank of the Russian Federation (joint-stock company)	Yartsevskoe branch #1612	19 Vavilova Street, Moscow, 117997, Russia	7707083893	#40702810359040100 430	046614632	30101810000000000632	Income
evski CTS - enskTelecom	Joint-Stock commercial Saving Bank of the Russian Federation (joint-stock company)	Yartsevskoe branch #1612	19 Vavilova Street, Moscow, 117997, Russia	7707083893	#40702810659040100 431	046614632	30101810000000000632	Budgetary
ovschinski Yartsevski SP enskTelecom	Joint-Stock commercial Saving Bank of the Russian Federation (joint-stock company)	Dukhovschinskoe branch #5650	19 Vavilova Street, Moscow, 117997, Russia	7707083893	#40702810259130100 097	046614632	30101810000000000632	Income
enskTelecom osidiary of rTelecom	Joint-Stock commercial Saving Bank of the Russian Federation (joint-stock company)	Smolenskoe branch #8609	19 Vavilova Street, Moscow, 117997, Russia	7707083893	#40702840359020101 393	046614632	30101810000000000632	Current account $
enskTelecom osidiary of rTelecom	Joint-Stock commercial Saving Bank of the Russian Federation (joint-stock company)	Smolenskoe branch #8609	19 Vavilova Street, Moscow, 117997, Russia	7707083893	#40702840259020201 393	046614632	30101810000000000632	Transit account $
enskTelecom osidiary of rTelecom	Joint-Stock commercial Saving Bank of the Russian Federation (joint-stock company)	Smolenskoe branch #8609	19 Vavilova Street, Moscow, 117997, Russia	7707083893	#40702840159020301 393	046614632	30101810000000000632	Special transit account, USD denominated
enskTelecom osidiary of rTelecom	Joint-Stock commercial Saving Bank of the Russian Federation (joint-stock company)	Smolenskoe branch #8609	19 Vavilova Street, Moscow, 117997, Russia	7707083893	#40702978959020101 393	046614632	30101810000000000632	Current account in Euro
enskTelecom osidiary of	Joint-Stock commercial Saving Bank of the Russian Federation (joint-stock company)	Smolenskoe branch #8609	19 Vavilova Street, Moscow, 117997, Russia	7707083893	#40702978859020201 393	046614632	30101810000000000632	Transit account, Eur

terTelecom								
lenskTelecom ubsidiary of terTelecom	Joint-Stock commercial Saving Bank of the Russian Federation (joint-stock company)	Smolenskoe branch #8609	19 Vavilova Street, Moscow, 117997, Russia	7707083893	#40702978759020301 393	046614632	30101810000000000632	Special transit account, Eur denominated
lenskTelecom ubsidiary of terTelecom	Private Joint-Stock Company Commercial Bank for Entrepreneurship Development GUTA-BANK "	Smolenski subsidiary of Private JSC CB GUTA-BANK	19 Vavilova Street, Moscow, 117997, Russia	7710353606	#45207810400443010 013	046614775	30101810000000000775	Loan
lenskTelecom ubsidiary of terTelecom	Joint-Stock commercial Saving Bank of the Russian Federation (joint-stock company)	Smolenskoe branch #8609	19 Vavilova Street, Moscow, 117997, Russia	7707083893	#45205810759020000 144	046614632	30101810000000000632	Loan
bovskaya Elektrosvyaz - a subsidiary of JSC CenterTelecom								
terTelecom - idiary bovskaya trosvyaz	Bank for Foreign Trade (JSC)	Subsidiary of JSC Vneshtorgbank in Tambov	37 Internationalnaya Street, Tambov, Russia	7702070139	40702810600360000 086	46850777	30101810400000000777	Current account
terTelecom - idiary bovskaya trosvyaz	Bank for Foreign Trade (JSC)	Subsidiary of JSC Vneshtorgbank in Tambov	37 Internationalnaya Street, Tambov, Russia	7702070139	40702810900360000 087	46850777	30101810400000000777	current account
terTelecom - idiary bovskaya trosvyaz	Joint-Stock Commercial Saving Bank of the Russian Federation (JSC)	Office #8594 of AC Saving Bank (JSC), Tambov branch	130 K. Marx Street, Tambov, Russia	7707083893	40702810061000103 297	46850649	30101810800000000649	Current account

terTelecom - sidiary ibovskaya ktrosvyaz	Joint-Stock Commercial Saving Bank of the Russian Federation (JSC)	Office #8594 of AC Saving Bank (JSC), Tambov branch	130 K. Marx Street, Tambov, Russia	7707083893	40702810761000103 296	46850649	30101810800000000649	current account
terTelecom - sidiary ibovskaya ktrosvyaz/ rdevski TC	Joint-Stock Commercial Saving Bank of the Russian Federation (JSC)	Branch of AC Saving Bank of RF Zherdevskoe branch #3826	134 Pervomayskaya Street, Zherdevka, Tambov region, Russia	7707083893	40702810861030100 169	46850649	30101810800000000649	current account
terTelecom - sidiary ibovskaya ktrosvyaz/ rdevski TC	Joint-Stock Commercial Saving Bank of the Russian Federation (JSC)	Branch of AC Saving Bank of RF Zherdevskoe branch #3826	134 Pervomayskaya Street, Zherdevka, Tambov region, Russia	7707083893	40702810261030100 170	46850649	30101810800000000649	Current account
terTelecom - sidiary ibovskaya ktrosvyaz/ avinski TC	Joint-Stock Commercial Saving Bank of the Russian Federation (JSC)	Branch of AC Saving Bank of RF Uvarovskoe branch #3912	Township 4, building 29, Uvarovo, Tambov region, Russia	7707083893	40702810761220103 076	46850649	30101810800000000649	current account
terTelecom - sidiary ibovskaya ktrosvyaz/ avinski TC	Joint-Stock Commercial Saving Bank of the Russian Federation (JSC)	Branch of AC Saving Bank of RF Uvarovskoe branch #3912	Township 4, building 29, Uvarovo, Tambov region, Russia	7707083893	40702810061220103 077	46850649	30101810800000000649	Current account
terTelecom - sidiary ibovskaya ktrosvyaz/ anovski TC	Joint-Stock Commercial Saving Bank of the Russian Federation (JSC)	Branch of AC Saving Bank of RF Kirsanovskoe branch #3840	23 Sovetskaya Street, Kirsanov, Tambov region, Russia	7707083893	40702810961060000 207	46850649	30101810800000000649	current account

erTelecom - diary povskaya rosvyaz/ novski TC	Joint-Stock Commercial Saving Bank of the Russian Federation (JSC)	Branch of AC Saving Bank of RF Kirsanovskoe branch #3840	23 Sovetskaya Street, Kirsanov, Tambov region, Russia	7707083893	40702810661060000206	46850649	30101810800000000649	Current account
erTelecom - diary povskaya rosvyaz/ vski TC	Joint-Stock Commercial Saving Bank of the Russian Federation (JSC)	Branch of AC Saving Bank of RF Kotovskoe branch #6692	6 Svobody Street, Kotovsk, Tambov region, Russia	7707083893	40702810761270000242	46850649	30101810800000000649	current account
erTelecom - diary povskaya rosvyaz/ vski TC	Joint-Stock Commercial Saving Bank of the Russian Federation (JSC)	Branch of AC Saving Bank of RF Kotovskoe banch #6692	6 Svobody Street, Kotovsk, Tambov region, Russia	7707083893	40702810461270000241	46850649	30101810800000000649	Current account
erTelecom - diary povskaya rosvyaz/ urinski TC	Joint-Stock Commercial Saving Bank of the Russian Federation (JSC)	Branch of AC Saving Bank of RF Michurinskoe branch #141	56a Ukrainskaya Street, Michurinsk, Tambov region, Russia	7707083893	40702810961260100169	46850649	30101810800000000649	current account
erTelecom - diary povskaya rosvyaz/ urinski TC	Joint-Stock Commercial Saving Bank of the Russian Federation (JSC)	Branch of AC Saving Bank of RF Michurinskoe branch #141	56a Ukrainskaya Street, Michurinsk, Tambov region, Russia	7707083893	40702810361260100170	46850649	30101810800000000649	Current account
erTelecom - diary povskaya rosvyaz/ hanski TC	Joint-Stock Commercial Saving Bank of the Russian Federation (JSC)	Branch of AC Saving Bank of RF Morshanskoe branch #3773	85 Internationalnaya Street, Morshansk, Tambov region, Russia	7707083893	40702810761080100387	46850649	30101810800000000649	current account

rTelecom - diary ovskaya rosvyaz/ hanski TC	Joint-Stock Commercial Saving Bank of the Russian Federation (JSC)	Branch of AC Saving Bank of RF Morshanskoe branch #3773	85 Internationalnaya Street, Morshansk, Tambov region, Russia	7707083893	40702810061080100388	46850649	30101810800000000649	Current account
rTelecom - diary ovskaya rosvyaz/ mayski TC	Joint-Stock Commercial Saving Bank of the Russian Federation (JSC)	Branch of AC Saving Bank of RF Michurinskoe branch #141	56a Ukrainskaya Street, Michurinsk, Tambov region, Russia	7707083893	4070281006126010270	46850649	30101810800000000649	current account
rTelecom - diary ovskaya rosvyaz/ mayski TC	Joint-Stock Commercial Saving Bank of the Russian Federation (JSC)	Branch of AC Saving Bank of RF Michurinskoe branch #141	56a Ukrainskaya Street, Michurinsk, Tambov region, Russia	7707083893	40702810661260102069	46850649	30101810800000000649	Current account
rTelecom - diary ovskaya rosvyaz/ azovski TC	Joint-Stock Commercial Saving Bank of the Russian Federation (JSC)	Branch of AC Saving Bank of RF Rasskazovskoe branch #3884	20 Pushkana Street, Tambov region, Russia	7707083893	40702810861160100233	46850649	30101810800000000649	current account
rTelecom - diary ovskaya rosvyaz/ azovski TC	Joint-Stock Commercial Saving Bank of the Russian Federation (JSC)	Branch of AC Saving Bank of RF Rasskazovskoe branch #3884	20 Pushkana Street, Tambov region, Russia	7707083893	4070281016116010023 4	46850649	30101810800000000649	Current account
rTelecom - diary ovskaya rosvyaz/ vski TC	Joint-Stock Commercial Saving Bank of the Russian Federation (JSC)	Branch of AC Saving Bank of RF Morshanskoe branch #3773	85 Internationalnaya Street, Morshansk, Tambov region, Russia	7707083893	40702810361080101605	46850649	30101810800000000649	current account

rTelecom - liary ovskaya osvyaz/ vski TC	Joint-Stock Commercial Saving Bank of the Russian Federation (JSC)	Branch of AC Saving Bank of RF Morshanskoe branch #3773)	85 Internationalnaya Street, Morshansk, Tambov region, Russia	7707083893	40702810061080101 604	46850649	30101810800000000649	Current account
rTelecom - liary ovskaya osvyaz/ vski TC	Joint-Stock Commercial Saving Bank of the Russian Federation (JSC)	Branch of AC Saving Bank of RF Uvarovskoe branch #3912	Township 4, building 29, Uvarovo, Tambov region, Russia	7707083893	40702810761220100 215	46850649	30101810800000000649	Current account
rTelecom - liary ovskaya osvyaz/ vski TC	Joint-Stock Commercial Saving Bank of the Russian Federation (JSC)	Branch of AC Saving Bank of RF Uvarovskoe branch #3912	Township 4, building 29, Uvarovo, Tambov region, Russia	7707083893	40702810061220100 216	46850649	30101810800000000649	current account
rTelecom - liary ovskaya osvyaz	Joint-Stock Commercial Saving Bank of the Russian Federation (JSC)	Office #8594 of AC Saving Bank (JSC), Tambov branch	130 K. Marx Street, Tambov, Russia	7707083893	40702840361000100 151	46850649	30101810800000000649	Current account USD denominated
rTelecom - liary ovskaya osvyaz	Joint-Stock Commercial Saving Bank of the Russian Federation (JSC)	Office #8594 of AC Saving Bank (JSC), Tambov branch	130 K. Marx Street, Tambov, Russia	7707083893	40702840061000200 157	46850649	30101810800000000649	Transit account USD denominated
rTelecom - liary ovskaya osvyaz	Joint-Stock Commercial Saving Bank of the Russian Federation (JSC)	Office #8594 of AC Saving Bank (JSC), Tambov branch	130 K. Marx Street, Tambov, Russia	7707083893	40702840661000300 127	46850649	30101810800000000649	Special transit USD denominated account

rTelecom - liary ovskaya osvyaz	Joint-Stock Commercial Saving Bank of the Russian Federation (JSC)	Office #8594 of AC Saving Bank (JSC), Tambov branch	130 K. Marx Street, Tambov, Russia	7707083893	40702978261000100 026	46850649	30101810800000000649	Current account currency denominated (Euro)
rTelecom - liary ovskaya osvyaz	Joint-Stock Commercial Saving Bank of the Russian Federation (JSC)	Office #8594 of AC Saving Bank (JSC), Tambov branch	130 K. Marx Street, Tambov, Russia	7707083893	40702978861000200 025	46850649	30101810800000000649	Transit Euro denominated account
rTelecom - liary ovskaya osvyaz	Joint-Stock Commercial Saving Bank of the Russian Federation (JSC)	Office #8594 of AC Saving Bank (JSC), Tambov branch	130 K. Marx Street, Tambov, Russia	7707083893	40702978161000300 023	46850649	30101810800000000649	Special transit Euro denominated account
rTelecom - liary ovskaya osvyaz	Joint-Stock Commercial Saving Bank of the Russian Federation (JSC)	Office #8594 of AC Saving Bank (JSC), Tambov branch	130 K. Marx Street, Tambov, Russia	7707083893	45207810161000000 114	46850649	30101810800000000649	Loan
rTelecom - liary ovskaya osvyaz	Joint-Stock Commercial Saving Bank of the Russian Federation (JSC)	Office #8594 of AC Saving Bank (JSC), Tambov branch	130 K. Marx Street, Tambov, Russia	7707083893	45207810761000000 116	46850649	30101810800000000649	Loan
rTelecom - liary ovskaya osvyaz	Joint-Stock Commercial Saving Bank of the Russian Federation (JSC)	Office #8594 of AC Saving Bank (JSC), Tambov branch	130 K. Marx Street, Tambov, Russia	7707083893	45207810761000000 129	46850649	30101810800000000649	Loan
koy subsidiary of JSC CenterTelecom								
rTelecom - koy liary	Middle Russia Bank of the Saving Bank of the Russian Federation	Tverskoe branch #8607	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810663070101802	042809679	30101810700000000679	Income
	Middle Russia Bank of	Tverskoe branch	19 Vavilova Street,	7707083893	407028109630701018	042809679	30101810700000000679	Budgetary

iterTelecom - rskoy sidiary	the Saving Bank of the Russian Federation	#8607	Moscow, 117997, Russia		03			
: iterTelecom - rskoy sidiary hetski TC	Middle Russia Bank of the Saving Bank of the Russian Federation	Tverskoe branch #8607 Bezhetskoe branch #1558	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810463210100449	042809679	30101810700000000679	Income
: iterTelecom - rskoy sidiary hetski TC	Middle Russia Bank of the Saving Bank of the Russian Federation	Tverskoe branch #8607 Bezhetskoe branch #1558	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810863210100450	042809679	30101810700000000679	Budgetary
: iterTelecom - rskoy sidiary hetski TC	Middle Russia Bank of the Saving Bank of the Russian Federation	Tverskoe branch #8607 Bezhetskoe branch #1558	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810463210100643	042809679	30101810700000000679	Income
: iterTelecom - rskoy sidiary hetski TC	Middle Russia Bank of the Saving Bank of the Russian Federation	Tverskoe branch #8607 Bezhetskoe branch #1558	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810763210100644	042809679	30101810700000000679	Budgetary
: iterTelecom - rskoy sidiary hetski TC	Middle Russia Bank of the Saving Bank of the Russian Federation	Tverskoe branch #8607 Bezhetskoe branch #1558	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810963210100457	042809679	30101810700000000679	Income
: iterTelecom - rskoy sidiary hetski TC	Middle Russia Bank of the Saving Bank of the Russian Federation	Tverskoe branch #8607 Bezhetskoe branch #1558	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810263210100458	042809679	30101810700000000679	Budgetary
: iterTelecom - rskoy	Middle Russia Bank of the Saving Bank of the Russian Federation	Tverskoe branch #8607 Bezhetskoe branch #1558	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810863210100641	042809679	30101810700000000679	Income

sidiary hetski TC								
terTelecom - rskoy sidiary hetski TC	Middle Russia Bank of the Saving Bank of the Russian Federation	Tverskoe branch #8607 Bezhetskoe branch #1558	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810163210100642	042809679	30101810700000000679	Budgetary
terTelecom - rskoy sidiary idovski TC	Middle Russia Bank of the Saving Bank of the Russian Federation	Tverskoe branch #8607 Nelidovskoe branch#5624	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810763110100278	042809679	30101810700000000679	Income
terTelecom - rskoy sidiary idovski TC	Middle Russia Bank of the Saving Bank of the Russian Federation	Tverskoe branch #8607 Nelidovskoe branch#5624	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810063110100279	042809679	30101810700000000679	Budgetary
terTelecom - rskoy sidiary idovski TC	Middle Russia Bank of the Saving Bank of the Russian Federation	Tverskoe branch #8607 Nelidovskoe branch#5624	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810563110100339	042809679	30101810700000000679	Income
terTelecom - rskoy sidiary idovski TC	Middle Russia Bank of the Saving Bank of the Russian Federation	Tverskoe branch #8607 Nelidovskoe branch#5624	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810963110100340	042809679	30101810700000000679	Budgetary
terTelecom - rskoy sidiary idovski TC	Middle Russia Bank of the Saving Bank of the Russian Federation	Tverskoe branch #8607 Zapadnodvinskoe branch#5639	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810263150100178	042809679	30101810700000000679	Income
terTelecom - rskoy sidiary	Middle Russia Bank of the Saving Bank of the Russian Federation	Tverskoe branch #8607 Zapadnodvinskoe branch#5639	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810563150100179	042809679	30101810700000000679	Budgetary

ovski TC								
rTelecom - koy liary vski TC	Middle Russia Bank of the Saving Bank of the Russian Federation	Tverskoe branch #8607 Rzhevskoe branch #1559	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810163220100784	042809679	30101810700000000679	Income
rTelecom - koy liary vski TC	Middle Russia Bank of the Saving Bank of the Russian Federation	Tverskoe branch #8607 Rzhevskoe branch #1559	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810463220100785	042809679	30101810700000000679	Budgetary
rTelecom - koy liary vski TC	Middle Russia Bank of the Saving Bank of the Russian Federation	Tverskoe branch #8607 Nelidovskoe branch#5624	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810463110104095	042809679	30101810700000000679	Income
rTelecom - koy liary vski TC	Middle Russia Bank of the Saving Bank of the Russian Federation	Tverskoe branch #8607 Nelidovskoe branch#5624	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810763110104096	042809679	30101810700000000679	Budgetary
rTelecom - koy liary vski TC	Middle Russia Bank of the Saving Bank of the Russian Federation	Tverskoe branch #8607 Rzhevskoe branch #1559	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810163220108786	042809679	30101810700000000679	Income
rTelecom - koy liary vski TC	Middle Russia Bank of the Saving Bank of the Russian Federation	Tverskoe branch #8607 Rzhevskoe branch #1559	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810463220108787	042809679	30101810700000000679	Budgetary
rTelecom - koy liary nevolochski	Middle Russia Bank of the Saving Bank of the Russian Federation	Tverskoe branch #8607 Vyshnevolochskoe branch#2593	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810463310100611	042809679	30101810700000000679	Income

erTelecom - skoy diary nevolochski	Middle Russia Bank of the Saving Bank of the Russian Federation	Tverskoe branch #8607 Vyshnevolochskoe branch#2593	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810063310100613	042809679	30101810700000000679	Budgetary
erTelecom - skoy diary nevolochski	Joint-Stock commercial bank Tver (Public Joint-Stock Company)	Additional office of ACB Tver (JSC) - Vyshni Volochek	41 Ekaterininskaya Street, Vyshni Volochek, Tver region, 171100, Russia	6905011218	40702810400080000016	042809706	30101810000000000706	Income
erTelecom - skoy diary nevolochski	Joint-Stock commercial bank Tver (Public Joint-Stock Company)	Additional office of ACB Tver (JSC) - Vyshni Volochek	41 Ekaterininskaya Street, Vyshni Volochek, Tver region, 171100, Russia	6905011218	40702810700080000017	042809706	30101810000000000706	Budgetary
erTelecom - skoy diary nevolochski	Middle Russia Bank of the Saving Bank of the Russian Federation	Tverskoe branch #8607 Bologoe branch#1921	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810463100100229	042809679	30101810700000000679	Income
erTelecom - skoy diary nevolochski	Middle Russia Bank of the Saving Bank of the Russian Federation	Tverskoe branch #8607 Bologoe branch#1921	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810863100100230	042809679	30101810700000000679	Budgetary
erTelecom - skoy diary nevolochski	Middle Russia Bank of the Saving Bank of the Russian Federation	Tverskoe branch #8607 Vyshnevolochskoe branch#2593	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810263310120037	042809679	30101810700000000679	Income

-Telecom - koy iary nski TC	Middle Russia Bank of the Saving Bank of the Russian Federation	Tverskoe branch #8607 Kashinskoe branch#2680	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810963250100239	042809679	30101810700000000679	Income
-Telecom - koy iary nski TC	Middle Russia Bank of the Saving Bank of the Russian Federation	Tverskoe branch #8607 Kashinskoe branch#2680	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810363250100240	042809679	30101810700000000679	Budgetary
-Telecom - koy iary nski TC	Middle Russia Bank of the Saving Bank of the Russian Federation	Tverskoe branch #8607 Kalyazinskoe branch #2657	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810163200100241	042809679	30101810700000000679	Income
-Telecom - koy iary nski TC	Middle Russia Bank of the Saving Bank of the Russian Federation	Tverskoe branch #8607 Kalyazinskoe branch #2657	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810463200100242	042809679	30101810700000000679	Budgetary
-Telecom - koy iary nski TC	Middle Russia Bank of the Saving Bank of the Russian Federation	Tverskoe branch #8607 Kashinskoe branch#2680	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810163250155107	042809679	30101810700000000679	Income
-Telecom - koy iary nski TC	Middle Russia Bank of the Saving Bank of the Russian Federation	Tverskoe branch #8607 Kashinskoe branch#2680	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810463250155108	042809679	30101810700000000679	Budgetary
-Telecom - koy iary Kimrski	Middle Russia Bank of the Saving Bank of the Russian Federation	Tverskoe branch #8607 Kimrskoe branch #7505	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810063060100358	042809679	30101810700000000679	Income

rTelecom - koy liary Kimrski	Middle Russia Bank of the Saving Bank of the Russian Federation	Tverskoe branch #8607 Kimrskoe branch #7505	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810363060100359	042809679	30101810700000000679	Budgetary
rTelecom - koy liary Kimrski	Middle Russia Bank of the Saving Bank of the Russian Federation	Tverskoe branch #8607	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810263070150046	042809679	30101810700000000679	Income
rTelecom - koy liary Kimrski	Middle Russia Bank of the Saving Bank of the Russian Federation	Tverskoe branch #8607	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810563070150047	042809679	30101810700000000679	Budgetary
rTelecom - koy liary ıkovski TC	Middle Russia Bank of the Saving Bank of the Russian Federation	Tverskoe branch #8607 Ostashkovskoe branch #5640	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810963160100468	042809679	30101810700000000679	Income
rTelecom - koy liary ıkovski TC	Middle Russia Bank of the Saving Bank of the Russian Federation	Tverskoe branch #8607 Ostashkovskoe branch #5640	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810963160100471	042809679	30101810700000000679	Budgetary
rTelecom - koy liary ıkovski TC	Middle Russia Bank of the Saving Bank of the Russian Federation	Tverskoe branch #8607 Torzhokskoe branch #2596	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810963320100347	042809679	30101810700000000679	Income
rTelecom - koy liary ıkovski TC	Middle Russia Bank of the Saving Bank of the Russian Federation	Tverskoe branch #8607 Torzhokskoe branch #2596	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810263320100348	042809679	30101810700000000679	Budgetary
	Middle Russia Bank of	Tverskoe branch	19 Vavilova Street,	7707083893	407028109631601004	042809679	30101810700000000679	Income

nterTelecom - rskoy sidiary ashkovski TC	the Saving Bank of the Russian Federation	#8607 Ostashkovskoe branch #5640	Moscow, 117997, Russia		70			
C nterTelecom - rskoy sidiary ashkovski TC	Middle Russia Bank of the Saving Bank of the Russian Federation	Tverskoe branch #8607 Ostashkovskoe branch #5640	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810563160100473	042809679	30101810700000000679	Budgetary
C nterTelecom - rskoy sidiary ashkovski TC	Middle Russia Bank of the Saving Bank of the Russian Federation	Tverskoe branch #8607 Ostashkovskoe branch #5640	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810963160100469	042809679	30101810700000000679	Income
C nterTelecom - rskoy sidiary ashkovski TC	Middle Russia Bank of the Saving Bank of the Russian Federation	Tverskoe branch #8607 Ostashkovskoe branch #5640	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810263160100472	042809679	30101810700000000679	Budgetary
C nterTelecom - rskoy sidiary zhokski TC	Middle Russia Bank of the Saving Bank of the Russian Federation	Tverskoe branch #8607 Torzhokskoe branch #2596	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810963320100350	042809679	30101810700000000679	Income
C nterTelecom - rskoy sidiary zhokski TC	Middle Russia Bank of the Saving Bank of the Russian Federation	Tverskoe branch #8607 Torzhokskoe branch #2596	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810563320100349	042809679	30101810700000000679	Budgetary
C nterTelecom - rskoy sidiary zhokski TC	Middle Russia Bank of the Saving Bank of the Russian Federation	Tverskoe branch #8607 Vyshnevolochskoe branch#2593	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810563310130057	042809679	30101810700000000679	Budgetary
C nterTelecom -	Middle Russia Bank of the Saving Bank of the	Tverskoe branch #8607	19 Vavilova Street, Moscow, 117997,	7707083893	40702810863310130058	042809679	30101810700000000679	Income

erskoy bsidiary rzhokski TC	Russian Federation	Vyshnevolochskoe branch#2593	Russia					
C nterTelecom - ersky. bsidiary rzhokski TC	Middle Russia Bank of the Saving Bank of the Russian Federation	Tverskoe branch #8607	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810763070160057	042809679	30101810700000000679	Budgetary
C nterTelecom - ersky bsidiary rzhokski TC	Middle Russia Bank of the Saving Bank of the Russian Federation	Tverskoe branch #8607	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810063070160058	042809679	30101810700000000679	Income
C nterTelecom - ersky bsidiary asnokholmski	Middle Russia Bank of the Saving Bank of the Russian Federation	Tverskoe branch #8607 Bezhetskoe branch #1558	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810763210100453	042809679	30101810700000000679	Income
C nterTelecom - ersky bsidiary asnokholmski	Middle Russia Bank of the Saving Bank of the Russian Federation	Tverskoe branch #8607 Bezhetskoe branch #1558	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810063210100454	042809679	30101810700000000679	Budgetary
C nterTelecom - ersky bsidiary asnokholmski	Middle Russia Bank of the Saving Bank of the Russian Federation	Tverskoe branch #8607 Bezhetskoe branch #1558	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810363210100455	042809679	30101810700000000679	Income
C nterTelecom - ersky bsidiary asnokholmski	Middle Russia Bank of the Saving Bank of the Russian Federation	Tverskoe branch #8607 Bezhetskoe branch #1558	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810663210100456	042809679	30101810700000000679	Budgetary

rTelecom - koy diary okholmski	Middle Russia Bank of the Saving Bank of the Russian Federation	Tverskoe branch #8607 Bezhetskoe branch #1558	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810163210100451	042809679	30101810700000000679	Income
rTelecom - koy diary okholmski	Middle Russia Bank of the Saving Bank of the Russian Federation	Tverskoe branch #8607 Bezhetskoe branch #1558	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810463210100452	042809679	30101810700000000679	Budgetary
rTelecom - koy diary okholmski	Middle Russia Bank of the Saving Bank of the Russian Federation	Tverskoe branch #8607 Bezhetskoe branch #1558	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810063210100548	042809679	30101810700000000679	Income
rTelecom - koy diary okholmski	Middle Russia Bank of the Saving Bank of the Russian Federation	Tverskoe branch #8607 Bezhetskoe branch #1558	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810363210100549	042809679	30101810700000000679	Budgetary
rTelecom - koy diary etski TC	Middle Russia Bank of the Saving Bank of the Russian Federation	Tverskoe branch #8607 Toropetskoe branch #5644	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810563170100227	042809679	30101810700000000679	Income
rTelecom - koy diary etski TC	Middle Russia Bank of the Saving Bank of the Russian Federation	Tverskoe branch #8607 Toropetskoe branch #5644	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810863170100228	042809679	30101810700000000679	Budgetary
	Middle Russia Bank of	Tverskoe branch	19 Vavilova Street,	7707083893	40702810963150100l	042809679	30101810700000000679	Income

rTelecom - koy liary etski TC	the Saving Bank of the Russian Federation	#8607 Zapadnodvinskoe branch#5639	Moscow, 117997, Russia		80			
rTelecom - koy liary etski TC	Middle Russia Bank of the Saving Bank of the Russian Federation	Tverskoe branch #8607 Zapadnodvinskoe branch#5639	19 Vavilova Street, Moscow, 117997, Russia	7707083893	4070281026315010018 1	042809679	30101810700000000679	Budgetary
rTelecom - koy liary etski TC	Middle Russia Bank of the Saving Bank of the Russian Federation	Tverskoe branch #8607 Andreapolskoe branch#5644/045	19 Vavilova Street, Moscow, 117997, Russia	7707083893	4070281056317010023 0	042809679	30101810700000000679	Income
rTelecom - koy liary etski TC	Middle Russia Bank of the Saving Bank of the Russian Federation	Tverskoe branch #8607 Andreapolskoe branch#5644/045	19 Vavilova Street, Moscow, 117997, Russia	7707083893	4070281086317010023 1	042809679	30101810700000000679	Budgetary
rTelecom - koy liary elski TC	Middle Russia Bank of the Saving Bank of the Russian Federation	Tverskoe branch #8607 Udomelskoe branch #2601	19 Vavilova Street, Moscow, 117997, Russia	7707083893	4070281056304010033 1	042809679	30101810700000000679	Income
rTelecom - koy liary elski TC	Middle Russia Bank of the Saving Bank of the Russian Federation	Tverskoe branch #8607 Udomelskoe branch #2601	19 Vavilova Street, Moscow, 117997, Russia	7707083893	4070281086304010033 2	042809679	30101810700000000679	Budgetary
rTelecom - koy iary	Joint-Stock commercial bank ROSBANK (Joint-Stock Company)	ACB ROSBANK	11 Mashi Poryvaevoy Street, Moscow, 107078, Russia	7730060164	4070281000000000119 93	044525256	30101810000000000256	RUR denominated current account
rTelecom - koy	Joint-Stock commercial bank Tver (Public Joint-Stock Company)	ACB Tver (JSC)	6 Tverskoy Prospect, Tver, 170000, Russia	6905011218	4070281060000000031 52	042809706	30101810000000000706	current account

bsidiary								
C nterTelecom - erskoy bsidiary	Public Joint-Stock Company Uralo-Sibirski Bank, Ufa	Subsidiary of UralSib	41 Revolutionnaya Street, Ufa-center, 450000, Russia	0274062111	40702810593000000339	042809918	30101810700000000918	current account
C nterTelecom - erskoy bsidiary	Private Joint-Stock Company Raiffeisenbank Austria, Moscow	Private JSC Raiffeisenbank Austria	17/1 Troitskaya Street, Moscow, 129090, Russia	7744000302	40702810800001401658	044525700	30101810200000000700	current account
C nterTelecom - erskoy bsidiary	Public Joint-Stock Company Uralo-Sibirski Bank, Ufa	Subsidiary of UralSib	41 Revolutionnaya Street, Ufa-center, 450000, Russia	0274062111	45206810093000000123	042809918	30101810700000000918	Loan
C nterTelecom - erskoy bsidiary	Public Joint-Stock Company Uralo-Sibirski Bank, Ufa	Subsidiary of UralSib	41 Revolutionnaya Street, Ufa-center, 450000, Russia	0274062111	45206810093000000181	042809918	30101810700000000918	Loan
C nterTelecom - erskoy bsidiary	Public Joint-Stock Company Uralo-Sibirski Bank, Ufa	Subsidiary of UralSib	41 Revolutionnaya Street, Ufa-center, 450000, Russia	0274062111	45206810893000000187	042809918	30101810700000000918	Loan
C nterTelecom - erskoy bsidiary	Public Joint-Stock Company Uralo-Sibirski Bank, Ufa	Subsidiary of UralSib	41 Revolutionnaya Street, Ufa-center, 450000, Russia	0274062111	45206810093000000194	042809918	30101810700000000918	Loan
C nterTelecom - erskoy bsidiary	Public Joint-Stock Company Uralo-Sibirski Bank, Ufa	Subsidiary of UralSib	41 Revolutionnaya Street, Ufa-center, 450000, Russia	0274062111	45206810393000000195	042809918	30101810700000000918	Loan
C nterTelecom - erskoy bsidiary	Public Joint-Stock Company Uralo-Sibirski Bank, Ufa	Subsidiary of UralSib	41 Revolutionnaya Street, Ufa-center, 450000, Russia	0274062111	45206810193000000201	042809918	30101810700000000918	Loan
C nterTelecom - erskoy	Private Joint-Stock Company Commercial Bank for Development	Subsidiary GUTA-MGTS of Private JSC GUTA-BANK	14/7 Sukharevskaya Square, building 2, Moscow, 107045,	7710353606	45206810700014227541	044583153	30101810200000000153	Loan

osidiary	of Entrepreneurship GUTA-BANK GUTA-MGTS		Russia					
C nterTelecom - erskoy osidiary	Middle Russia Bank of the Saving Bank of the Russian Federation	Tverskoe branch #8607	19 Vavilova Street, Moscow, 117997, Russia	7707083893	45206810063070000185	042809679	30101810700000000679	Loan
C nterTelecom - erskoy osidiary	Middle Russia Bank of the Saving Bank of the Russian Federation	Tverskoe branch #8607	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702840663070100239	042809679	30101810700000000679	Currency denominated current account
C nterTelecom - erskoy osidiary	Middle Russia Bank of the Saving Bank of the Russian Federation	Tverskoe branch #8607	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702840563070200239	042809679	30101810700000000679	Currency denominated transit account
C nterTelecom - erskoy osidiary	Middle Russia Bank of the Saving Bank of the Russian Federation	Tverskoe branch #8607	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702840463070300239	042809679	30101810700000000679	Currency denominated special transi account
C nterTelecom - erskoy osidiary	Private Joint-Stock Company Raiffeisenbank Austria, Moscow	Private JSC Raiffeisenbank Austria	17/1 Troitskaya Street, Moscow, 129090, Russia	7744000302	40702392700001401658	044525700	30101810200000000700	Currency denominated current account
C nterTelecom - erskoy osidiary	Private Joint-Stock Company Raiffeisenbank Austria, Moscow	Private JSC Raiffeisenbank Austria	17/1 Troitskaya Street, Moscow, 129090, Russia	7744000302	40702392400000401658	044525700	30101810200000000700	Currency denominated transit account
C nterTelecom - erskoy osidiary	Private Joint-Stock Company Raiffeisenbank Austria, Moscow	Private JSC Raiffeisenbank Austria	17/1 Troitskaya Street, Moscow, 129090, Russia	7744000302	40702392600004401658	044525700	30101810200000000700	Special transit account
C nterTelecom - erskoy osidiary	Private Joint-Stock Company Raiffeisenbank Austria, Moscow	Private JSC Raiffeisenbank Austria	17/1 Troitskaya Street, Moscow, 129090, Russia	7744000302	45208392853601200113	044525700	30101810200000000700	Currency denominated loan account
laTelecom – a subsidiary of JSC CenterTelecom								

elecom	Joint-Stock Commercial Saving Bank of the Russian Federation (JSC)	Tulskoe branch #8604	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810166020101427	047003608	30101810300000000608	Income
elecom	Joint-Stock Commercial Saving Bank of the Russian Federation (JSC)	Tulskoe branch #8604	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810466020101428	047003608	30101810300000000608	Budgetary
elecom/ elecomservi	Joint-Stock Commercial Saving Bank of the Russian Federation (JSC)	Tulskoe branch #8604	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810766020101429	047003608	30101810300000000608	Budgetary
elecom/ egional ion and enance mmunicatio ter	Joint-Stock Commercial Saving Bank of the Russian Federation (JSC)	Tulskoe branch #8604	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810166020101430	047003608	30101810300000000608	Budgetary
elecom/Tula one and ph nge	Joint-Stock Commercial Saving Bank of the Russian Federation (JSC)	Tulskoe branch #8604	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810466020101431	047003608	30101810300000000608	Budgetary
elecom/Tula lephone rk	Joint-Stock Commercial Saving Bank of the Russian Federation (JSC)	Tulskoe branch #8604	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810766020101432	047003608	30101810300000000608	Budgetary
elecom/Leni ocal mmunicatio e	Joint-Stock Commercial Saving Bank of the Russian Federation (JSC)	Tulskoe branch #8604	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810266020150132	047003608	30101810300000000608	Income
elecom/ ski local mmunicatio e	Joint-Stock Commercial Saving Bank of the Russian Federation (JSC)	Tulskoe branch #8604	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810566020150133	047003608	30101810300000000608	Budgetary
elecom/ nski hub	Joint-Stock Commercial Saving Bank of the	Aleksinskoe branch #2631	19 Vavilova Street, Moscow, 117997,	7707083893	40702810766070101220	047003608	30101810300000000608	Income

mmunicatio de	Russian Federation (JSC)		Russia					
'elecom/ inski hub mmunicatio de	Joint-Stock Commercial Saving Bank of the Russian Federation (JSC)	Aleksinskoe branch #2631	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810366070101219	047003608	30101810300000000608	Budgetary
'elecom/ moskovski mmunicatio de	Joint-Stock Commercial Saving Bank of the Russian Federation (JSC)	Novomoskovskoe branch #2697	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810166210102032	047003608	30101810300000000608	Income
'elecom/ moskovski mmunicatio de	Private Joint-Stock Company Commercial Bank for Entrepreneurship Development GUTA-BANK	Novomoskovski subsidiary of CB GUTA-BANK (Private JSC)	5 Dolgorukovskaya Street, Moscow, Russia	7710353606	40702810200450000508	047054772	30101810500000000772	Income
'elecom/ moskovski mmunicatio de	Joint-Stock Commercial Saving Bank of the Russian Federation (JSC)	Novomoskovskoe branch #2697	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810466210102033	047003608	30101810300000000608	Budgetary
'elecom/Suv ki hub mmunicatio de	Joint-Stock Commercial Saving Bank of the Russian Federation (JSC)	Suvorovskoe branch #7035	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810866100100172	047003608	30101810300000000608	Income
elecom/Suv ki hub mmunicatio de	Joint-Stock Commercial Saving Bank of the Russian Federation (JSC)	Suvorovskoe branch #7035	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810566100100171	047003608	30101810300000000608	Budgetary
elecom/Don hub mmunicatio de	Joint-Stock Commercial Saving Bank of the Russian Federation (JSC)	Novomoskovskoe branch #2697	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810966210110208	047003608	30101810300000000608	Income
elecom/Don hub	Joint-Stock Commercial Saving Bank of the	Novomoskovskoe branch #2697	19 Vavilova Street, Moscow, 117997,	7707083893	40702810666210110207	047003608	30101810300000000608	Budgetary

ommunicatio de	Russian Federation (JSC)		Russia					
Telecom/Don hub ommunicatio de	Joint-Stock Commercial Saving Bank of the Russian Federation (JSC)	Novomoskovskoe branch #2697	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810266210114276	047003608	30101810300000000608	Income
Telecom/Don hub ommunicatio de	Joint-Stock Commercial Saving Bank of the Russian Federation (JSC)	Novomoskovskoe branch #2697	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810366210112220	047003608	30101810300000000608	Income
Telecom/Efre ki hub ommunicatio de	Joint-Stock Commercial Saving Bank of the Russian Federation (JSC)	Efremovskoe branch #2639	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810666120100420	047003608	30101810300000000608	Income
Telecom/Efre ki hub ommunicatio de	Joint-Stock Commercial Saving Bank of the Russian Federation (JSC)	Efremovskoe branch #2639	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810966120100421	047003608	30101810300000000608	Budgetary
Telecom/Uzlo hub ommunicatio de	Joint-Stock Commercial Saving Bank of the Russian Federation (JSC)	Uzlovskoe branch #2652	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810666170100289	047003608	30101810300000000608	Income
Telecom/Uzlo hub ommunicatio de	Joint-Stock Commercial Saving Bank of the Russian Federation (JSC)	Uzlovskoe branch #2652	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810366170100288	047003608	30101810300000000608	Budgetary
Telecom/Sche i hub ommunicatio de	Joint-Stock Commercial Saving Bank of the Russian Federation (JSC)	Efremovskoe branch #2639	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810266120100422	047003608	30101810300000000608	Income
Telecom/Sche i hub ommunicatio de	Joint-Stock Commercial Saving Bank of the Russian Federation (JSC)	Schekinskoe branch #2655	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810166190100581	047003608	30101810300000000608	Income
Telecom/Sche i hub	Joint-Stock Commercial Saving Bank of the	Schekinskoe branch #2655	19 Vavilova Street, Moscow, 117997,	7707083893	40702810766190100583	047003608	30101810300000000608	Income

ommunicatio de	Russian Federation (JSC)		Russia					
Telecom/Sche i hub ommunicatio de	Joint-Stock Commercial Saving Bank of the Russian Federation (JSC)	Schekinskoe branch #2655	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810066190100584	047003608	30101810300000000608	Income
Telecom/Sche i hub ommunicatio de	Joint-Stock Commercial Saving Bank of the Russian Federation (JSC)	Schekinskoe branch #2655	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810466190100582	047003608	30101810300000000608	Budgetary
Telecom	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	Tula subsidiary of ACB Promsvyazbank (Private JSC)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810400000011701	047003783	30101810500000000783	Income
Telecom	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	Tula subsidiary of ACB Promsvyazbank (Private JSC)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810400000012001	047003783	30101810500000000783	Budgetary
Telecom	Bank for Foreign Trade (Public Joint-Stock Company)	Subsidiary of JSC Bank for Foreign Trade, in Tula	16 Kuznetski Most, Moscow, 103031, Russia	7702070139	40702810015000000637	047003794	30101810900000000794	Income
Telecom	Bank for Foreign Trade (Public Joint-Stock Company)	Subsidiary of JSC Bank for Foreign Trade, in Tula	16 Kuznetski Most, Moscow, 103031, Russia	7702070139	40702810315000000638	047003794	30101810900000000794	Budgetary
Telecom	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (Private JSC), Moscow	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810300120612301	044583119	30101810600000000119	Budgetary
Telecom/Tula nal operation naintenance ommunicatio nter	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	Tula subsidiary of ACB Promsvyazbank (Private JSC)	36 Oktyabrskaya Street, Tula, 300002, Russia	7744000912	40702810500000013201	047003783	30101810500000000783	Budgetary
Telecom/Tula hone and raph	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock	Tula subsidiary of ACB Promsvyazbank	10 Smirnovskaya Street, building 22, Moscow, 109052,	7744000912	40702810700000013001	047003783	30101810500000000783	Budgetary

ge	Company)	(Private JSC)	Russia					
lecom/Tula ephone k	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	Tula subsidiary of ACB Promsvyazbank (Private JSC)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810600000013101	047003783	30101810500000000783	Budgetary
lecom/Tula mservice	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	Tula subsidiary of ACB Promsvyazbank (Private JSC)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810400000013301	047003783	30101810500000000783	Budgetary
lecom	Bank for Foreign Trade (Public Joint-Stock Company)	Subsidiary of JSC Bank for Foreign Trade, in Tula	16 Kuznetski Most, Moscow, 103031, Russia	7702070139	40702978015000000016	047003794	30101810900000000794	Currency denominated
lecom	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	Tula subsidiary of ACB Promsvyazbank (Private JSC)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702840000001012001	047003783	30101810500000000783	Current account in foreign currency
lecom	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	Tula subsidiary of ACB Promsvyazbank (Private JSC)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702840300002012001	047003783	30101810500000000783	Transit account Currency denominated
lecom	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	Tula subsidiary of ACB Promsvyazbank (Private JSC)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702840600003012001	047003783	30101810500000000783	Special transit account, currency denominated
lecom	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	Tula subsidiary of ACB Promsvyazbank (Private JSC)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702978600001012001	047003783	30101810500000000783	Current account in foreign currency
lecom	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	Tula subsidiary of ACB Promsvyazbank (Private JSC)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702978300002012001	047003783	30101810500000000783	Transit account currency denominated
lecom	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock	Tula subsidiary of ACB Promsvyazbank	10 Smirnovskaya Street, building 22, Moscow, 109052,	7744000912	40702978200003012001	047003783	30101810500000000783	Special transit currency

	Company)	(Private JSC)	Russia					denominated account
lecom	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (Private JSC), Moscow	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702840600120612301	044583119	30101810600000000119	Current account in foreign currency
lecom	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (Private JSC), Moscow	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702840900121612301	044583119	30101810600000000119	Transit account currency denominated
lecom	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (Private JSC), Moscow	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702840200122612301	044583119	30101810600000000119	special transi currency denominated account
lecom	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (Private JSC), Moscow	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702978200120612301	044583119	30101810600000000119	Current account in foreign currency
lecom	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (Private JSC), Moscow	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702978500121612301	044583119	30101810600000000119	Transit account Currency denominated
lecom	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (Private JSC), Moscow	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702978800122612301	044583119	30101810600000000119	Special transit currency denominated account
lecom	Joint-Stock Commercial Saving Bank of the Russian Federation (JSC)	Tulskoe branch #8604	19 Vavilova Street, Moscow, 117997, Russia	7707083893	45201810366060000402	047003608	30101810300000000608	Loan
lecom	Joint-Stock Commercial Saving Bank of the Russian Federation (JSC)	Tulskoe branch #8604	19 Vavilova Street, Moscow, 117997, Russia	7707083893	45206810966020000782	047003608	30101810300000000608	Loan
lecom	Joint-Stock Commercial	Tula subsidiary of	10 Smirnovskaya	7744000912	452018100000000120	047003783	30101810500000000783	Loan

	Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (Private JSC)	Street, building 22, Moscow, 109052, Russia		04			
rtelecom - a subsidiary of JSC CenterTelecom								
rectorate of rtelecom - a osidiary of JSC nterTelecom	ACB Svyaz-bank	Yaroslavl subsidiary of ACB Svyaz-bank	7 Tverskaya Street, Moscow, 103375, Russia	7710301140	40702810300200000770	047888711	30101810100000000711	Budgetary
rectorate of rtelecom - a osidiary of JSC nterTelecom	ACB Svyaz-bank	Yaroslavl subsidiary of ACB Svyaz-bank	7 Tverskaya Street, Moscow, 103375, Russia	7710301140	40702810400200010770	047888711	30101810100000000711	Income
rectorate of rtelecom - a osidiary of JSC nterTelecom	ACB Promsvyazbank (Private JSC)	Yaroslavl subsidiary of ACB Promsvyazbank	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810700000001103	047888707	30101810800000000707	Budgetary
rectorate of rtelecom - a osidiary of JSC nterTelecom	ACB Promsvyazbank (Private JSC)	Yaroslavl subsidiary of ACB Promsvyazbank	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810400000001102	047888707	30101810800000000707	Income
rectorate of rtelecom - a osidiary of JSC nterTelecom	Northern Bank of SB of RF	Northern Bank of SB of RF, Yaroslavl	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810677020102653	047888670	30101810500000000670	Budgetary
rectorate of rtelecom - a osidiary of JSC nterTelecom	Northern Bank of SB of RF	Northern Bank of SB of RF, Yaroslavl	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810377020102652	047888670	30101810500000000670	Income
rectorate of rtelecom - a osidiary of JSC nterTelecom	ACB Svyaz-bank	Yaroslavl subsidiary of ACB Svyaz-bank	7 Tverskaya Street, Moscow, 103375, Russia	7710301140	40702840900201000770	047888711	30101810100000000711	Current USD denominated account
rectorate of rtelecom - a osidiary of JSC nterTelecom	ACB Svyaz-bank	Yaroslavl subsidiary of ACB Svyaz-bank	7 Tverskaya Street, Moscow, 103375, Russia	7710301140	40702978500201000770	047888711	30101810100000000711	Current Euro denominated account

rectorate of artelecom - a bsidiary of JSC enterTelecom	ACB Svyaz-bank	Yaroslavl subsidiary of ACB Svyaz-bank	7 Tverskaya Street, Moscow, 103375, Russia	7710301140	40702978800202000770	047888711	30101810100000000711	Transit Euro denominated account
rectorate of artelecom - a bsidiary of JSC enterTelecom	ACB Svyaz-bank	Yaroslavl subsidiary of ACB Svyaz-bank	7 Tverskaya Street, Moscow, 103375, Russia	7710301140	40702978100203000770	047888711	30101810100000000711	Special transit Euro denominated account
rectorate of artelecom - a bsidiary of JSC enterTelecom	ACB Svyaz-bank	Yaroslavl subsidiary of ACB Svyaz-bank	7 Tverskaya Street, Moscow, 103375, Russia	7710301140	40702840500203000770	047888711	30101810100000000711	Special transit USD denominated account
rectorate of artelecom - a bsidiary of JSC enterTelecom	ACB Svyaz-bank	Yaroslavl subsidiary of ACB Svyaz-bank	7 Tverskaya Street, Moscow, 103375, Russia	7710301140	40702840200202000770	047888711	30101810100000000711	Transit USD denominated account
artelecom - SP TC	ACB Svyaz-bank	Yaroslavl subsidiary of ACB Svyaz-bank	7 Tverskaya Street, Moscow, 103375, Russia	7710301140	40702810200200000773	047888711	30101810100000000711	Budgetary
artelecom - SP TC	ACB Svyaz-bank	Yaroslavl subsidiary of ACB Svyaz-bank	7 Tverskaya Street, Moscow, 103375, Russia	7710301140	40702810300200010773	047888711	30101810100000000711	Income
artelecom - SP TC	ACB Promsvyazbank (Private JSC)	Yaroslavl subsidiary of ACB Promsvyazbank	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810900000009701	047888707	30101810800000000707	Income
artelecom - SP TC	ACB Promsvyazbank (Private JSC)	Yaroslavl subsidiary of ACB Promsvyazbank	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810200000009702	047888708	30101810800000000707	Budgetary
artelecom - SP ostov MTC	Saving Bank of the Russian Federation	ACB SB of RF(JSC) Rostovskoe branch 2525	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810077110100505	047888670	30101810500000000670	Income
artelecom - SP	Saving Bank of the	ACB SB of	19 Vavilova Street,	7707083893	407028103771101005	047888670	30101810500000000670	Budgetary

ov MTC	Russian Federation	RF(JSC) Rostovskoe branch 2525	Moscow, 117997, Russia		06			
elecom - SP nski MTC	Joint-Stock commercial Saving Bank of the Russian Federation	Rybinski branch 1576	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810177190102410	047888670	30101810500000000670	Income
elecom - SP nski MTC	Joint-Stock commercial Saving Bank of the Russian Federation	Rybinski branch 1576	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810177190102411	047888670	30101810500000000670	Budgetary
elecom - SP nski MTC	Multiregional bank for development of telecommunications and informatics (JSC ACB Svyaz-bank)	Multiregional bank Yaroslavl subsidiary of ACB Svyaz-bank (addit. office in Rybinsk)	7 Tverskaya Street, Moscow, 103375, Russia	7710301140	40702810001200010218	047888711	30101810500000000670	Income
elecom - SP nski MTC	Multiregional bank for development of telecommunications and informatics (JSC ACB Svyaz-bank)	Multiregional bank Yaroslavl subsidiary of ACB Svyaz-bank (addit. office in Rybinsk)	7 Tverskaya Street, Moscow, 103375, Russia	7710301140	40702810901200000218	047888711	30101810500000000670	Budgetary
elecom - SP vasvavski C	Northern Bank of the Saving Bank of Russia	Pereyaslavskoe branch #7443	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810277180100733	047888670	30101810500000000670	Income
elecom - SP vasvavski C	Northern Bank of the Saving Bank of Russia	Pereyaslavskoe branch #7443	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810577180100734	047888670	30101810500000000670	Budgetary
elecom - SP elecomservice	ACB Promsvyazbank	Yaroslavl subsidiary of ACB Promsvyazbank	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810500000008801	047888707	30101810800000000707	Income
elecom - SP elecomservice	ACB Promsvyazbank	Yaroslavl subsidiary of ACB Promsvyazbank	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810800000008802	047888707	30101810800000000707	Budgetary
elecom - SP elecomservice	ACB Svyaz-bank	Yaroslavl subsidiary of ACB	7 Tverskaya Street, Moscow, 103375,	7710301140	40702810700200010771	047888711	30101810100000000711	Income

		Svyaz-bank	Russia					
elecom - SP elecomservice	ACB Svyaz-bank	Yaroslavl subsidiary of ACB Svyaz-bank	7 Tverskaya Street, Moscow, 103375, Russia	7710301140	40702810600200000771	047888711	30101810100000000711	Budgetary
elecom - SP elecomservice	Northern Bank of the Saving Bank of RF	Subsidiary of AC SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810677030101738	047888670	30101810500000000670	Income
elecom - SP elecomservice	Northern Bank of the Saving Bank of RF	city branch #17	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810977030101739	047888670	30101810500000000670	Budgetary
elecom - SP enter	Joint-Stock commercial bank Promsvyazbank (Private JSC)	Yaroslavl subsidiary of ACB Promsvyazbank	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810700000009901	047888707	30101810800000000707	Income
elecom - SP enter	Joint-Stock commercial bank Promsvyazbank (Private JSC)	Yaroslavl subsidiary of ACB Promsvyazbank	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810000000009902	047888707	30101810800000000707	Budgetary
elecom - SP enter	Multiregional bank for development of telecommunications and informatics (JSC ACB Svyaz-bank)	Yaroslavl regional branch of ACB SVYAZ-BANK	7 Tverskaya Street, Moscow, 103375, Russia	7710301140	40702810300200000767	047888711	30101810100000000711	Budgetary
elecom - SP chski TC	Saving Bank of the Russian Federation	Uglichskoe branch #2532 of the Northern Bank of SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810377160100239	047888670	30101810500000000670	Income
elecom - SP chski TC	Saving Bank of the Russian Federation	Uglichskoe branch #2532 of the Northern Bank of SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810077160100241	047888670	30101810500000000670	Budgetary
elecom - SP TC	Northern Bank of SB of RF	Northern Bank of SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810077020102648	047888670	30101810500000000670	Budgetary
elecom - SP TC	ACB Svyaz-bank	Yaroslavl subsidiary of ACB	7 Tverskaya Street, Moscow, 103375,	7710301140	40702810000200010772	047888711	30101810100000000711	Income

		Svyaz-bank	Russia					
ecom - SP 'C	ACB Svyaz-bank	Yaroslavl subsidiary of ACB Svyaz-bank	7 Tverskaya Street, Moscow, 103375, Russia	7710301140	40702810900200000772	047888711	30101810100000000711	Budgetary
ecom - SP 'C ivski MO, plant 2	Northern Bank of SB of RF	Danilovskoe branch #2518	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810477050100126	047888670	30101810500000000670	Budgetary
ecom - SP 'C vski MO, plant 2	Northern Bank of SB of RF	Danilovskoe branch #2518	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810777050100127	047888670	30101810500000000670	Income
ecom - SP ecom - SP 'C sovski MO, plant 3	Northern Bank of SB of RF	Yaroslavskoe branch #6625	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810677120107118	047888670	30101810500000000670	Budgetary
ecom - SP ecom - SP 'C sovski MO, plant 3	Northern Bank of SB of RF	Yaroslavskoe branch #6625	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810977120107119	047888670	30101810500000000670	Income
ecom - SP 'C Gavrilov- ki MO, plant 5	Northern Bank of SB of RF	Yaroslavskoe branch #6625	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810677120106122	047888670	30101810500000000670	Income
ecom - SP 'C Gavrilov- ki MO, plant 5	Northern Bank of SB of RF	Yaroslavskoe branch #6625	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810377120106121	047888670	30101810500000000670	Budgetary
ecom - SP 'C mayski MO plant 6	Northern Bank of SB of RF	Danilovskoe branch #2518	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810377050101034	047888670	30101810500000000670	Budgetary
ecom - SP 'C	Northern Bank of SB of RF	Danilovskoe branch #2518	19 Vavilova Street, Moscow, 117997,	7707083893	40702810077050101033	047888670	30101810500000000670	Income

mayski MO plant 6			Russia					
lecom - SP TC mski MO plant 67	Northern Bank of SB of RF	Danilovskoe branch #2518	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810277050002039	047888670	30101810500000000670	Budgetary
lecom - SP TC mski MO plant 67	Northern Bank of SB of RF	Danilovskoe branch #2518	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810677050002040	047888670	30101810500000000670	Income
lecom - SP TC	Promsvyazbank Private JSC	Yaroslavl subsidiary of ACB Promsvyazbank	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810100000009802	047888707	30101810800000000707	Budgetary
lecom - SP TC	Promsvyazbank Private JSC	Yaroslavl subsidiary of ACB Promsvyazbank	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810100000009801	047888707	30101810800000000707	Income
lecom - SP ruction and bishing r Stroitel	ACB Svyaz-bank	Subsidiary in Yaroslavl	7 Tverskaya Street, Moscow, 103375, Russia	7627002546	40702810900200000769	047888711	30101810100000000711	Budgetary
lecom - SP ruction and bishing r Stroitel	ACB Svyaz-bank	Subsidiary in Yaroslavl	7 Tverskaya Street, Moscow, 103375, Russia	7627002546	40702810000200010769	047888711	30101810100000000711	Income
lecom - SP ruction and bishing r Stroitel	Northern Bank of Saving Bank of RF	Gorodskoe branch #17	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810177030101720	047888670	30101810500000000670	Budgetary
lecom - SP ruction and bishing r Stroitel	ACB Promsvyazbank (Private JSC)	Subsidiary in Yaroslavl	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810900000011401	047888707	30101810800000000707	Income
ecom - SP ruction and	ACB Promsvyazbank (Private JSC)	Subsidiary in Yaroslavl	10 Smirnovskaya Street, building 22,	7744000912	40702810900000011402	047888708	30101810800000000707	Budgetary

ırbishing ter Stroitel			Moscow, 109052, Russia					
elecom - SP TO	ACB Svyaz-bank	Subsidiary in Yaroslavl ACB Svyaz-bank	7 Tverskaya Street, Moscow, 103375, Russia	7710301140	40702810600200000768	047888711	30101810100000000711	Budgetary
elecom - SP TO	ACB Svyaz-bank	Subsidiary in Yaroslavl ACB Svyaz-bank	7 Tverskaya Street, Moscow, 103375, Russia	7710301140	40702810700200010768	047888711	30101810100000000711	Income
elecom - SP TO	ACB Promsvyazbank	Subsidiary in Yaroslavl ACB Promsvyazbank	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810400000012502	047888707	30101810800000000707	Budgetary
elecom - SP TO	ACB Promsvyazbank	Subsidiary in Yaroslavl ACB Promsvyazbank	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810100000012501	047888707	30101810800000000707	Income
elecom - SP inski MOTC	Northern Bank of SB of RF	Rybinskoe branch of SB #1576	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810177190101110	047888670	30101810500000000670	Income
elecom - SP inski MOTC	Northern Bank of SB of RF	Rybinskoe branch of SB #1576	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810477190101111	047888670	30101810500000000670	Budgetary
elecom - SP inski MOTC ır plant #2 ıekhonie	Northern Bank of SB of RF	Rybinskoe branch of SB #1576	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810977190109105	047888670	30101810500000000670	Budgetary
elecom - SP inski MOTC ır plant #2 ıekhonie	Northern Bank of SB of RF	Rybinskoe branch of SB #1576	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810677190109104	047888670	30101810500000000670	Income
elecom - SP inski MOTC ır plant #3 ɔuz	Northern Bank of SB of RF	Uglicheskoe branch of SB #2532	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810177150100054	047888670	30101810500000000670	Budgetary
elecom - SP nski MOTC	Northern Bank of SB of RF	Uglicheskoe branch of SB #2532	19 Vavilova Street, Moscow, 117997,	7707083893	40702810877150100053	047888670	30101810500000000670	Income

ar plant #3 ouz			Russia					
telecom - SP inski MOTC ar plant #4 shkin	Northern Bank of SB of RF	Uglicheskoe branch of SB #2532	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810777150110033	047888670	30101810500000000670	Income
telecom - SP inski MOTC ar plant #4 shkin	Northern Bank of SB of RF	Uglicheskoe branch of SB #2532	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810077150110034	047888670	30101810500000000670	Budgetary
telecom - SP inski MOTC ar plant #5 ytovo	Northern Bank of SB of RF	Uglicheskoe branch of SB #2532	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810277150120028	047888670	30101810500000000670	Budgetary
telecom - SP inski MOTC ar plant #5 ytovo	Northern Bank of SB of RF	Uglicheskoe branch of SB #2532	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810577150120029	047888670	30101810500000000670	Income
telecom - SP aevski MTC	Northern Bank of SB of RF	Gorodskoe branch # 17	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810577030160303	047888670	30101810500000000670	Income
telecom - SP aevski MTC	Northern Bank of SB of RF	Gorodskoe branch # 17	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810877030160304	047888670	30101810500000000670	Budgetary
telecom - SP aevski MTC sheselski plant	Northern Bank of SB of RF	Yaroslavskoe branch # 6625	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810577120109067	047888670	30101810500000000670	Income
telecom - SP aevski MTC sheselski plant	Northern Bank of SB of RF	Yaroslavskoe branch # 6625	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810877120109068	047888670	30101810500000000670	Budgetary

1.3 Auditor of the Company

Full corporate name of the auditor: Private Joint-Stock Company ***Ernst&Young Vneshaudit***
Abbreviated name: ***Private JSC AO Ernst&Young Vneshaudit***

Location: ***20/12 Podsosenski Pereulok, building 1-1A, Moscow, 103062, Russia***
INN: *7717025097*
Mailing address: ***20/12 Podsosenski Pereulok, building 1-1A, Moscow, 103062, Russia***
Telephone: *7 (+7 095) 705 9292* Fax: *7 (+7 095) 705 9293*
e-mail: ***vadim.balashov@ru.eyi.com***

The auditor license:
License No: ***E003246***
Date of issue: ***January 17, 2003***
Valid till: ***January 17, 2008***
License issuing body: ***Ministry of Finance of the Russian Federation***
The auditor conducted an independent audit of the accounts and accounting reports for 2001-2002. The Company's auditor is a legal entity independent of JSC CenterTelecom.
Auditor selection procedure:
The auditor is elected by a general meeting of shareholders. A shareholder (shareholders) owning on aggregate at least 2% of the Company voting shares is (are) entitled to put forward issues to be included in the agenda of an annual general meeting of shareholders and propose candidates for the governing and controlling bodies of the Company.

Terms and conditions of a contract entered into with the auditor, including the latter's compensation/remuneration are subject to approval by the Board of Directors of the Company.

In 2003 agreements with auditing firm were concluded for appraisal of market values of the Company's assets, rendering consulting services in accounting, tax accounting, legal matters, consolidation of accounts.

There were no material interests linking the auditor (auditor's senior executives) and the issuer (senior executives of the issuer).

The auditor (senior executives and officers of the auditors) holds (hold) no stake in the legal capital of the Issuer.

The issuer provided no borrowing or loan facilities to the auditor in the 3Q2003.

There are no close business relationship (promotion of products (services) offered by the issuer, participation in joint entrepreneurial activities, etc.) or relations.

Officers (executives) of the issuer are not executives/senior officers of the auditor.

The cost of services rendered by the auditor was calculated pursuant to the per hour rate or contract price stated in the service agreement.

1.4 Appraiser of the issuer

Limited Liability Company AUDIT COMPANY INTEREXPERTISA (AUDIT COMPANY INTEREXPERTISA LLC).

Registered office: Nakhimovski prospect 9, building 2, Office 191, Moscow, 113149, Russia.
Telephone: (+7 095) 252-35-33
Fax: (+7 095) 952-35-33
E-mail: n/a

License to perform appraiser activities #006734 issued by the Ministry of Property Relations of the RF on June 27, 2003, valid from June 27, 2003 till June 27, 2008.

Service on evaluating market price of CenterTelecom's assets.

1.5 Consultants of the issuer

Full corporate name: ***Public Joint-Stock Company Federal Stock Corporation***
Abbreviated name: ***JSC FSC***
Address: ***25 Ostozhenka Street, Moscow, 119034, Russia***
Contact telephone number: ***(+7 095) 737-86-30, (+7 095) 737-86-31***
Fax: ***(+7 095) 737-86-32***
e-mail: ***fsc@fscorp.ru***

Number, date of issue and validity term of the license of a professional participant in the securities market, name of the body which issued the license.

License of a professional participant in the securities market to carry out broker activities:
License No: ***# 077-06174-100000***
Date of issue: ***August 29, 2003***
Valid till: ***unlimited term of validity***
The body which issued the license: ***Federal Commission for Securities Market (FCSM)***

License of a professional participant in the securities market to carry out dealer activities:
License No: ***# 077-06178-010000***
Date of issue: ***August 29, 2003***
Valid till: ***unlimited term of validity***
The body which issued the license: ***Federal Commission for Securities Market (FCSM)***

Date of execution and number of the agreement on financial consulting which serves as the basis for rendering financial consulting services by the professional participant in the securities market of the issuer.

Date of execution: January 20, 2004
Agreement number: FK- 20/M-04/3467/04-DO
Services to be rendered by the consultancy: monitoring of disclosure by JSC CenterTelecom of the information in the following forms: notices of material facts, quarterly reports. Monitoring of information disclosure consists in verifying the timeliness of the information disclosure, completeness and compliance with the procedure of the disclosed information with provisions of effective regulations and applicable law of the Russian Federation, including regulations issued by the FCSM of Russia.

Website to be used by the financial consultant for posting information about the issuer to be disclosed according to the arrangements: ***www.fscorp.ru***

1.6 Information on other persons who signed the quarterly report

No such other persons.

II. Basic information regarding the financial position and economic state of the issuer.

2.1 Financial and business performance of the issuer

No information shall be provided in the quarterly report for the fourth quarter.

2.2 Market capitalization of the issuer

Market capitalization

Month	Market capitalization, USD
December 1998	-
December 1999	28,851,818
December 2000	101,354,959
December 2001	16,226,717
December 2002	153,428,191
September 2003	599,851,087
December 2003	690,638,646

Notes:

The figures are calculated based on the bilateral deals completed at trading sessions. To prepare the data over the reporting period starting from July 2002 only addressless deals are taken into account pursuant to Information disclosure rules enacted on July 1, 2003.

Market capitalization was calculated based on Prices of 10 major deals using data on the number of outstanding shares available from RTS stock exchange.

2.3 The issuer's liabilities

2.3.1 Accounts payable

No information shall be provided in the quarterly report for the fourth quarter.

2.3.2 Credit history of the issuer

The information on this issue will be provided once the annual report for 2003 is compiled.

2.3.3 The issuer's liabilities arising from securities provided to third persons

The total amount of securities provided by the issuer in the total amount of third parties' obligations on which the Company provided securities both in the form of pledge or surety.

Value of securities as at September 30, 3002: RUR 4,990,607,347

of which:

value of pledge (mortgage) as at September 30, 2003: RUR4,167,651,586

value of surety at September 30, 2003: RUR784,646,315

There are no securities provided by the issuer to third parties in the reporting quarter, included those in the form of pledges or surety, valued at least 5% of the assets over the reporting period.

The information on this issue will be provided once the annual report for 2003 is compiled

2.3.4 Other liabilities of the issuer

No other liabilities

2.4 The objectives of securities issues and channeling the proceeds from placement of issued securities

A bond issue undertaken by JSC CenterTelecom, series 03 totaling RUR2,000 million was placed in September 2003. The bond issue proceeds from the placement were appropriated to finance short-term bridging loans and interest payments on them to MDM-Bank and IC Troyka-Dialog both being the bond issue underwriters, totaling to RUR800 million; some RUR128 million were used to finance investment activity of JSC CenterTelecom; RUR193 million were used to pay VAT for September, RUR47 million were paid to Rosgosstrakh in respect of centralized insurance of the Company's telecommunications equipment, RUR51 million were paid to Rostelecom as interconnection settlement fees according to contract # 2100/9755, and RUR111 were paid to Private Open Technologies according to the contract. Some RUR650 million are planned to use for repayment of the bond issue series 01 and coupon interest payments on the series 01 bonds.

According to the preliminary forecast, during the period before maturity of the Issuer's bonds, i.e. 2003-2006 revenues from core activity will consistently surpass the relevant operating costs and expenses (including coupon payments and redemption of the Issuer's bonds series 01, 02, 03).

Cash flow forecast (RUR in thousands)	2003	2004	2005	2006
Cash flow including bond proceeds	27,053,797	31,641,787	38,475,383	48,488,474
Costs and expenses including coupon payments and bond redemption	19,594,240	23,561,690	30,183,191	37,033,833
ROI	1.38	1.34	1.27	1.31

2.5 Risks related to purchases of outstanding issued (to be placed) securities

2.5.1 Risks in the telecommunications industry

Recently passed entering into force the Federal Telecommunications Act may be considered as an industrial risk connected to JSC CenterTelecom. Summing up the Act the following should be noted:

First. The government is expected to increase pressure on CenterTelecom toward solving social problems setting priorities in favor of customers.

Second. Pursuant to the new issue of the Act licensing shall be significantly simplified becoming more transparent and open, resulting in lower market entrance barrier for alternative new entrants and consequently, stiffer competition.

Third. Antimonopoly legislation of the pricing policies is a catalyst and facilitates tougher competition in the industry.

Development of telecommunications technology also lowers the market entrance barrier for new players resulting in fierce competition.

It should be noted that CenterTelecom anticipates likely negative consequences of growing competition and undertakes necessary measures to alleviate the consequences.

Currently JSC CenterTelecom implements a marketing strategy aimed primarily at maintaining its market share, increasing revenues generated by non-regulated telecommunications services, and improving the Company's competitive edge. The strategy enables CenterTelecom to realize its basic competitive advantages:

- available extensive network infrastructure ensures the Company's presence in the territory of all regions of the Central Federal District;
- as the owner of the network infrastructure JSC CenterTelecom has an opportunity to derive additional income from rendering interconnection services (to alternative operators) by negotiating terms and conditions of interconnection network interoperation agreements;
- an image of a reliable company.

The following internal and consequently more yielding to control negative influences can be mentioned: sales organization of the Company is not efficient enough; customer care and marketing levels are not sufficient.

Risks related to the government regulated services may results in short-term reduction of the demand for these services and tougher competition. In these circumstances JSC CenterTelecom will aggressively promote services offered at non-regulated prices, thus preventing significant revenue decrease.

2.5.2 Sovereign and regional risks.

The Central Federal District (CFD) is a political, administrative, and ecological entity of a paramount importance, featuring numerous industrial production facilities, pipelines for various products, a lot of rivers, forests, peat fields, and fairly high population density, resulting in a possibility of various emergencies.
Depending on specific natural, climatic and environmental conditions and heliophysical factors in each year (or a number of years in a row), some natural (industrial) processes may be more risky, while other may run a lower risk.
Regarding feasibility of taking some precaution preventive measures, dangerous natural processes as sources of emergencies can be predicted only short time before they may really happen.
The most significant damages to the economy of the CFD and heightening social tension can result from flooding and river overflows, forest and peat fires, fires in populated areas and industrial facilities, interruptions and disruptions in functioning of utilities and power supply, road and railroad accidents.
Potential risks and dangers in various constituent entities of the CFD (regions) have distinctive differences.
The issuer's actions in case of unfavorable changes of the situation in the CFD are confidential information.

ASSESSING THE DANGERS CAUSED BY EMERGENCIES

1. Natural disasters and emergencies

1.1. Floods, river overflows
It should be noted that while general features of these emergencies remain stable, there is an evident trend toward larger scale and more serious consequences of them, heavier casualty toll, substantial damage, destruction of industrial and infrastructure facilities.
Due to growing wear of fixed production assets, lack of adequate financing of water managing and hydrotechnic facilities and their timely replacement, the danger of flooding (river overflows) **still remains**.

1.2. Natural fires

Natural fire situation is tense with little changes over years. The following regions face the highest risk of natural fires: Shatura, Orekhovo-Zuevo, Klin areas in the Moscow region, Ivanovo, Vladimir, Tver, and Smolensk regions.

1.3. Earthquakes

Earthquakes in the territory of the CFD at the moment are highly unlikely.

1.4. Climatic condition

Deviations of climatic conditions from normal (severe frosts, blizzards, hurricanes, storms, heavy rains, hail) may cause disruptions in the normal life of communities and localities, and functioning of economy.

The most likely dangers are:

- failures of gas-, oil-, heat pipelines and other pipelines;
- failures of power lines, boiler plants, water intake facilities;
- failures of wireline broadcasting network;
- failures of urban telephone networks;
- destructions (damage) of infrastructure facilities;
- breaking of rules for oil and lubricants storage, inflammable and toxic substances;
- explosions of gas distribution grids, high pressure tanks and vessels.

Higher volatility of weather observed over recent years makes it more difficult to reliably forecast natural hydro meteorological phenomena, delaying warnings and to a larger degree limiting possibility of predicting their consequences.

All the regions in the CFD run such risk of emergency:

1.5. Sinkholes development

These processes are widely spread in Moscow, Tula, Kursk, and Voronezh regions.

An increased danger of emergencies caused by higher intensity of sinkhole development processes is inherent to urban areas suffering from man-induced waterlogging.

The risk of sinkhole occurrences in 2003 is fairly high in Moscow. As a rule it is caused by non-compliance with regulations governing construction and operation of underground ducts and pipelines in cities, as well as by non-compliance with safety applied to mining of mineral resources.

1.6. Other dangers (landslides, avalanches, mud avalanches, bank erosion).

These are not dangers in the territory of CFD, with the exception of erosion of water reservoir coastal lines in the Yaroslavl region (the town of Rybinsk).

The forecast number of natural disasters in the territory of the CFD in 2003 is 1-3 emergency situations per year.

2. Man-induced emergency situations

2.1. Disruptions of all transportations means

Transportation failures may result in high rate of casualties, land contamination, and huge damages.

The CFD features a well-developed transportation network, therefore, Moscow, the Moscow, Ryazan, Voronezh, Belgorod, Tula regions are carrying the highest risk of this type.

No significant decrease of the risk is predicted for 2003.

2.2. Disasters at plants using highly poisonous substances.

Moscow, and the Moscow, Tula, Ryazan regions suffers from this risk. In case of a failure at one of the production sites, a huge area of chemical contamination with significant life losses.

2.3. Radiation and chemical pollutions (contaminations).

Areas subjected to high radiation risks are those where nuclear plants are installed: Moscow, the Kursk, Voronezh, Smolensk, Tver, Kaluga regions.

The general evident trend is toward reduced number of accidents at nuclear plants and improved operation standards.

According to expert estimates the general safety state of nuclear sites and power plants is the same as in 2002.

2.4. Failures (fires) and explosions at pipelines.

In 2003 there is an evident trend toward a lesser number of pipeline accidents, however risks involved in this remain the same as pipelines incur a greater risk of danger.

3. Biological and social emergency situations

3.1. Sanitary and epidemiological situation

There is certain probability of contagious diseases forecast for 2003.

- in spring 2003: flu viruses A and B type in the Moscow, Tver, and Smolensk regions;

during winter and demi-season time a surge of diphteritis, meningococcosis is likely, particular in the CFD.

In the territory of the CFD regions there are some areas with high natural concentration of deer fly disease, hemorrhagic fever, tick-borne encephalitis, salmonellosis, with no clear boundaries of the focus in the spread of the disease.

3.2. Plant and sanitary situation

Situation with allergic plants in the territory of the CFD is normal with remaining possibility of a local or limited emergency situation.

4. Regional risks

4.1. Risks related to possible military conflicts, imposition of a state of emergency in the territory of the CFD, where the issuer is registered as a taxpayer or performs core activities are fairly low in 2003.

2.5.3 Financial risks

Key terms and conditions of credit agreements concluded by the issuer, interest rates, amount, maturity and repayment conditions, securities and collateral provided for liabilities are generally accepted in the normal practice of loan facilities.

The issuers can see no grounds **to expect** any new financial risks related to changes of interest rates of the raised funds.

As refinancing rates set by the CB of Russia diminish, the issuer takes measures to amend terms and conditions of the concluded loan agreements towards lower capital costs of the granted loan facilities.

Changes in the exchange rates will not materially affect the financial position of the Issuer as its revenues are generated by sources in Russian Roubles.

2.5.4 Legal risks

The following risks are inherent to the Company activity due to changes over the reporting period in tax and currency regulations legislation, customs control and duties regulations, and court practices.

In the area of currency regulations.

The national government issued instruction #434 of July 17, 2003 introducing amendments and changes into instruction #574 of July 27, 2002 of the government of the Russian Federation regarding write off and restructuring of debts of legal entities, constituent entities of the Russian Federation and municipal bodies related to target foreign credit (borrowing) and loans in foreign currencies granted from the federal budget funds and extended the term of validity of it for 2003.

Instruction #435 of July 17, 2003 of the government of the Russian Federation regarding write off and restructuring of debts of legal entities, constituent entities of the Russian Federation and municipal bodies related to target foreign credit (borrowing) and loans in foreign currencies of the Russian Federation granted from the federal budget funds approved Guidelines and rules for restructuring and write off of debt of legal entities, constituent entities of the Russian Federation and municipal bodies related to target foreign credit (borrowing) and loans in foreign currencies of the Russian Federation granted from the federal budget funds.

Order #304 of September 30, 2003 of the Ministry of Finance on the enforcement of Clause 113 the Federal Law on the national budget introduced changes in Order #327 of December 30, 2003 of the Ministry of Finance, including amendments of Guidelines for calculating net present value of sovereign debt securities of the RF, denominated in foreign currencies.

The legal acts listed above are essential for the Company operations connected to repayment of this type of debts.

On December 10, 2003 Federal Law #173-FZ On Currency regulation was passed. As it will be enacted 6 months after its official publication legal risks related to this law may arise in 2Q2004 and will be described in the Issuer's quarterly report for 2Q2004.

Tax legislation.

As of October 12, 2003 an instruction #375-r of July 12, 2003 of the State Customs Committee of the RF came into force regulating VAT exemption of equipment, components and spares imported into the tax territory of the RF and intended for a contribution into the legal (joint stock) capital of organizations, there is a certain legal risk related to receiving a permit from the said State Committee on the eligibility for VAT tax

exemption of he said goods imported into the tax territory of the RF as provided by Article 150 of the Tax Code of the RF, as a contribution into the legal (joint-stock) capital of organizations having a legal capital in excess of RUR1.5 million.

Order # БГ-3-24/633 dated November 18, 2003 of the Ministry for Taxes and Levies regarding approval of a general form for declaration (calculation) of tax on operations with securities and instructions for its completion, which set forth the Form for tax on operations with securities and Guidelines for completion of the tax returns on operations with securities.

Order # БГ-3-06/484 dated September 1, 2003 of the Ministry for Taxes and Levies on introducing amendments and alterations into order БГ-3-06/756 of the same Ministry dated December 31, 2002 approving general common requirement applied to compilation and formalization of tax declarations.

As of January 1, 2004 Chapter 27 (Sales Tax) of Part 2 of the Tax Code of the RF – Federal Law # 148-FZ of November 27, 2001 expires.

A draft Federal Law on instruction of amendments and alterations in Part 1 of the Tax Code of the RF of May 24, 2001 the Council of the State Duma passed a resolution on sending the draft law to the State Duma. The bill features risks connected to changing established and newly introduced concepts, and terms and conditions of interdependence of persons, price setting, taxation issues. Until recently the bill was examined by the State Duma's Budget and Tax Committee.

Thus, risks related to changes in the tax legislation basically concern with changing guidelines of executing documents.

In the area of customs legislation:

As of January 1, 2004 the Customs Code of the RF (as passed by the Federal law of May 28, 2003 # 61-FZ) comes into effect and at the same time some legal acts and statutes will be terminated while appropriate amendments and changes will be introduced as required in the applicable legislation, including Parts 1 and 2 of the Tax Code of the RF.

During the reporting period about 300 legal acts were enacted which carried no significant legal risks for the Company business.

In 4Q2003 there were changes in requirements for licensing in the field of telecommunications.

Amendments of the licensing rules in the field of telecommunications may take the form of additional requirements to be met in carrying out activities in the sphere of telecommunications; additional licensing may be introduced for some activities currently performed without licensing. These requirements may entail increasing the licensee expenses when carrying out relevant activities.

In particular, as of January 1, 2004 a new Federal Telecommunications Act will come into effect. Pursuant to the Act the list of activities subject to licensing and respective licensing requirements shall be set by the national government and are subject to annual revisions. Additionally, the newly enacted law introduced amendments in the licensing arrangements in telecommunications.

There are no legal risks that may arise due to changes in court practices in the reporting period on the issues related to the Company activities, and that may adversely affect the results of its activity and outcome of ongoing litigations.

In 4Q2003 regulations of the licensing in telecommunications were not changed.

Changes in the licensing rules may happen in the form of imposing additional requirements on activities in the telecommunications, licensing may be introduced of activities which currently require no licenses. Those requirements may result in raising costs of licensee to carry out the related activities.

2.5.5 Risks related to the issuer activities

There are no legal risks that may arise due to changes in court practices in the reporting period on the issues related to the Company activities, and that may adversely affect the results of its activity and outcome of ongoing litigations involving the Company.

Risks related to the lack of opportunity to extend the license granted to the issuer to carry out certain activities or to use some sites with limited scope of transactions:

Difficulties in extending licenses may arise in renewal of licenses to carry out activities in the field of telecommunications for the purposes of TV and radio broadcasting, as those activities linked to mass media functioning. The broadcaster must have a license for relevant activities issued by the Ministry of Publishing, TV and Radio of the RF

III. Detailed profile of the issuer

3.1. Background and history of the Issuer

3.1.1. Registered corporate name of the issuer.

According to the Charter of JSC CenterTelecom as approved by the general meeting of shareholders (minutes #10 of February 10, 2003) the corporate registered name of the issuer is "Joint-Stock Central Telecommunication Company", abbreviated to JSC CenterTelecom.

The company emerged in June 1994 (state registration certificate #127 of June 20, 1994) as a result of a transformation of state enterprise for telecommunications and informatization Rossvyazinform (GPSI) of the Moscow region into a public joint-stock company Elektrosvyaz of the Moscow region. Public joint-stock company Elektrosvyaz of the Moscow region (abbreviated as Elektrosvyaz of the Moscow region) was renamed as (open) joint-stock company Elektrosvyaz of the Moscow region (Amendments and additions #3 to the Charter of Joint-Stock Company Elektrosvyaz of the Moscow region approved by Meeting of shareholders of AO Elektrosvyaz of the Moscow region, minutes #3 of June 27, 1997), abbreviated as Elektrosvyaz of the Moscow region. The changes were registered by the Moscow region registration chamber on July 23, 1997. On June 1, the Company was given a new name – Joint-Stock Central Telecommunication Company, or JSC CenterTelecom in short.

3.1.2 Information about registration of the issuer with state authorities

State registration of the issuer:

The Company was registered pursuant to ordinance # 567-r dated June 9, 1994 of the Chief of Administration of the Moscow region, state registration certificate # 127 of June 20, 1994.

The Company is newly registered with the Moscow region registration chamber, state registration certificate of a legal entity # 50:10:00124 of July 23, 1997.

Pursuant to the Federal Law On the state registration of legal entities the Company is registered with the Inspection of the Ministry for Taxes and Levies of the RF for the town of Khimki in the Unified register of legal entities on November 1, 2002, a generic number of 1025006174710.

The certificate confirming making an entry in the Unified register of legal entities registered before July 1, 2002 is # 001494534 and dated November 1, 2002.

3.1.3. Evolvement and development of the issuer

JSC CenterTelecom – a telecommunications carrier in Center of the European part of Russia was established on October 1, 1886. At that time a postal and telegraph service district was organized in the territory of the Moscow and Ryazan provinces of the tsarist Russia functioning as a telecommunications operator. As of May 12, 1890 the service took over the country telephone network of the Moscow region; since then the Moscow regional operator offers the full range of customer telecommunications services. In 1994 postal services were separated; and during the privatization process the company was transformed into a public joint-stock company. As of December 1, 2002 the service area of JSC CenterTelecom covers 17 regions in the Central and Central Black Soil parts of the Russian Federation. Public operators which serviced these regions in 1994-2000 became the Company's branches (wholly owned subsidiaries).

CenterTelecom is one of Russia's largest fixed line telecoms, accounting according to the Company analysts' estimates for 20% of the combined revenues and 24% of access lines of operators, included in the holding Svyazinvest. The Company has over 6 million access lines and owns a telecommunications infrastructure in Russia's most populated Federal districts with 20% of Russia's total population, fairly well developed manufacturing industry, agriculture, innovative ventures. CenterTelecom's customers and subscribers in 17 constituent entities of the RF are government agencies and bodies, general public and a prevailing majority of businesses. CenterTelecom was granted licenses to provide a wide range of telecom services: traditional POTS, Internet access, data, air and cable TV, wireline and UHF sound program broadcasting, lease of channels and other facilities, to offer public network interconnection to other operators.

Domineering in the traditional service sector the Company has bright developments prospects, as the effective demand for its services runs well ahead of the supply.

The Company rapidly develops its business based on modern digital technologies in all its service area, laying fiber-optic cable lines, deploying SDH and ATM networks, new wireless access systems.

Experienced and skilled labor force is determined to realize new potential of the united company in network development and for improvement of business efficiency.

Official statistics estimate the telecommunications market volume in Russia in 2002 at RUR265 billion or USD 8.34 billion.

According to the Company analysts the share of companies in the central and central black-soil areas is USD4.6 billion, of which USD3.99 are ascribed to Moscow based operators. Sales of telecom services in the area served by CenterTelecom is about USD600 million, or 7% of the total sales with the Company's sales accounting for USD4.94 billion (combined sales of the merged subsidiaries), or 83% of the total in the service area.

Actual telecommunications service market volume in the CFD is significantly higher and CenterTelecom's share is lower, as the official data does not account for sales of Moscow based operators in the district. According to CominfoConsulting report the total market share of CenterTelecom in the district tends to be lower. In 1999 it was 89%, while in 2002 it was estimated at 52%; and the trend will persists in the near future due to high growth rates of alternative operators, cellular companies in the first place, unregulated by the government: revenues of these operators grew by over 5 times over the same period.

In the sector of traditional telephony CenterTelecom's share on the whole and in each region is just above 85% and slightly diminishing. With the service growth rates anticipated by the Company, and subject to the declared government tariff policies a prominent position in this sector will be maintained.

Internet access – competition in this sector is particularly tough. Regional branches – subsidiaries of CenterTelecom still manage to maintain leading positions with 60% of business and 70% of residential market shares respectively.

Competition is fiercer in Voronezh, where the regional carrier's share is 20%.

JSC CenterTelecom is set up for an unlimited term.

The Mission of JSC CenterTelecom

Its mission the Company views in rendering modern high-quality telecommunications services and world class service in the territory of the Central Federal District with the aim:

- to satisfy customers needs based on a personal approach to everyone;
- to ensure growing shareholders value and income and make proper contribution into development of the society where the Company is doing business;
- to build up long-term mutually beneficial relations with partners based on mutual trust, integrity and transparency;
- to ensure comprehensive realization of the potential of each employee;
- to perform the duties of the public telecommunications operator.

3.1.4. Contact information

Address of the registered office: ***23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia***
Mailing address: ***6 Degtiarny Pereulok, building 2, GSP-3, Moscow, 125993, Russia***
Address of the issuer permanently operating executive body: ***23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia***
Telephone: (+7 095)***209-34-34; Fax: (+7 095) 209-30-07***
E-mail:***Info@centertelecom.ru;***
Website where information on the issuer, its issued or being issued securities can be accessed: *www.centertelecom.ru*

Department of Securities and Corporate Management:
Address: ***23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia.***
Mailing address: ***6 Degtiarny Pereulok, building 2, GSP-3, Moscow, 125993, Russia***

Shareholders relations team:
Telephone: (+7 095) ***209-58-15; Fax: (+7 095) 793-23-82***
E-mail:***vedeta@centertelecom.ru;***

Investor Relations
Telephone: (+7 095) ***209-57-21 ; Fax: (+7 095)209-28-29***
E-mail:***kalin@centertelecom.ru***
Website address: *www.centertelecom.ru*

3.1.5. Taxpayer Identification Number (INN)

INN 5000000970.

3.1.6. Subsidiaries and representative offices of the issuer.

The Company comprises the following regional branches – subsidiaries:

1. Belsvyaz – a subsidiary of JSC CenterTelecom, domiciled at: 3 Revolution Square, Belgorod, 308000, Russia
Power of attorney is issued to Mr.Grigoriy N. Kuzmenko, Deputy General Director – Director of Belsvyaz, a subsidiary of JSC CenterTelecom, dated September 22, 2003, #5444.

2. Bryansksvyazinform – a subsidiary of JSC CenterTelecom, domiciled at: 9 Karl Marx Square, Bryansk, 241000, Russia
Power of attorney is issued to Mr. Vasiliy A. Gapeenko, Deputy General Director – Director of Bryansksvyazinform, a subsidiary of JSC CenterTelecom, dated September 22, 2003, #5439.

3. Elektrosvyaz of the Vladimir region - a subsidiary of JSC CenterTelecom, domiciled at: 42 Gorkogo Street, Vladimir, 600000, Russia
Power of attorney is issued to Mr. Anatoliy N. Korovin, Deputy General Director – Director of Elektrosvyaz of the Vladimir region - a subsidiary of JSC CenterTelecom, dated September 22, 2003, #5440.

4. Voronezhsvyazinform – a subsidiary of JSC CenterTelecom, domiciled at: 35 Revolution Prospect, Voronezh, 394000, Russia
Power of attorney is issued to Mr. Alexander Haustovich, Deputy General Director – Director of Voronezhsvyazinform – a subsidiary of JSC CenterTelecom, dated September 22, 2003, #5452

5. Ivtelecom – a subsidiary of JSC CenterTelecom, domiciled at: 1 the 10th of August Street, Ivanovo, 153000, Russia
Power of attorney is issued to Mr. Gennadiy P. Brusentsev, Deputy General Director – Director of Ivtelecom – a subsidiary of JSC CenterTelecom, dated September 22, 2003, #5441.

6. Kaluzhski subsidiary of JSC CenterTelecom, domiciled at: 38 Teatralnaya Street, Kaluga, 248600, Russia.
Power of attorney is issued to Mr. Vladislav M. Ledkov, Deputy General Director – Director of Kaluzhski subsidiary of JSC CenterTelecom, dated September 22, 2003, #5442.

7. KostromaTelecom – a subsidiary of JSC CenterTelecom, domiciled at: 1 Podlipaeva Street, Kostroma, 156961, Russia
Power of attorney is issued to Mr. Andrey V. Saprykin, Deputy General Director – Director of KostromaTelecom – a subsidiary of JSC CenterTelecom, dated September 22, 2003, #5451.

8. Kurski subsidiary of JSC CenterTelecom, domiciled at: 8 Red Square, Kursk, 305000, Russia
Power of attorney is issued to Mr. Anatoli V. Maslov, Deputy General Director – Director of Kurski subsidiary of JSC CenterTelecom, dated September 22, 2003, #5446.

9. Lipetskelektrosvyaz – a subsidiary of JSC CenterTelecom, domiciled at: 61 Oktyabrskaya Street, Lipetsk, 398000, Russia
Power of attorney is issued to Mr. Valeriy G. Nikolaev, Deputy General Director – Director of Lipetskelektrosvyaz – a subsidiary of JSC CenterTelecom, dated September 22, 2003, #5449.

10. Moscow subsidiary of JSC CenterTelecom, domiciled at: 23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia
Power of attorney is issued to Mr. Nikolay V. Mezhuev, Deputy General Director – Director of Moscow subsidiary of JSC CenterTelecom, dated September 22, 2003, #5438.

11. Orlovski subsidiary of JSC CenterTelecom, domiciled at: 43 Lenin Street, Orel, 302000, Russia
Power of attorney is issued to Mr. Ivan D. Makhov, Deputy General Director – Director of Orlovski subsidiary of JSC CenterTelecom, dated September 22, 2003, #5448.

12. Ryazanski subsidiary of JSC CenterTelecom, domiciled at: 43 Schedrina Street, Ryazan, 390006, Russia
Power of attorney is issued to Mr. Valeriy P. Mel'kov, Acting Deputy General Director – Acting Director of Ryazanski subsidiary of JSC CenterTelecom, dated December 1, 2003, #14280.

13. SmolenskTelecom subsidiary of JSC CenterTelecom, domiciled at: 6 Oktyabrskaya Revolution Street, Smolensk, 214000, Russia
Power of attorney is issued to Mr. Nikolay F. Chugunkov, Deputy General Director – Director of

SmolenskTelecom – a subsidiary of JSC CenterTelecom, dated September 22, 2003, #5443.

14. Tambovskaya Elektrosvyaz – a subsidiary of JSC CenterTelecom, domiciled at: 2-v Astrakhanskaya Street, Tambov, 392002, Russia
Power of attorney is issued to Mr. Sergei M. Klychev, Deputy General Director – Director of Tambovskaya Elektrosvyaz – a subsidiary of JSC CenterTelecom, dated September 22, 2003, #5442.

15. Tverskoy subsidiary of JSC CenterTelecom, domiciled at: 24 Novotorzhskaya Street, 170000, Tver, Russia
Power of attorney is issued to Mr. Evgeni I. Savenkov, Deputy General Director – Director of Tverskoy subsidiary of JSC CenterTelecom, dated September 22, 2003, #5450

16. TulaTelecom – a subsidiary of JSC CenterTelecom, domiciled at: 33 Prospect Lenina, Tula, 300000, Russia
Power of attorney is issued to Mr. Yuri N. Lepikhov, Deputy General Director – Director of TulaTelecom –a subsidiary of JSC CenterTelecom, dated September 22, 2003, #5447

17. Yartelecom –a subsidiary of JSC CenterTelecom, domiciled at: 22 Komsomolskaya Street, Yaroslavl, 150000, Russia
Power of attorney is issued to Mr. Vladimir F. Korolkov, Deputy General Director – Director of Yartelecom – a subsidiary of JSC CenterTelecom, dated September 22, 2003, #5443

The Company's subsidiaries were established pursuant to a decision of the Board of Directors (Minutes # 15 of April 10, 2004), and amendments to the Company's Charter related to the establishment of subsidiaries were registered by the Moscow regional registration chamber on May 29, 2002.
All listed powers of attorney are valid till July 1, 2004.

3.2 Core business activities of the issuer

3.2.1 Industrial designations of the issuer

Codes of business activities
OKVED - 64.20 64.20.1 64.20.3 45.31 74.20.4 63.40 50.20.1 50.20.2 50.20.3 45.21.3 45.21.4 45.21.1 74.13.1 74.14 55.12 55.23.1

3.2.2 Core business activities of the issuer

Not to be included in the fourth quarter report.

3.2.3 Principal types of products (services, works)

Not to be included in the fourth quarter report.

3.2.4 Suppliers of the issuer accounting for at least 10% of all supplies of tangible materials, and their shares in the total value of supplies.

The information will be provided once the annual financial statements for 2003 are compiled.

3.2.5 Markets for sales of the issuer's products (works, services)

The principal market for activity of the Issuer (JSC CenterTelecom) is the Central Federal District comprising 18 constituent entities of the Russian Federation.

Revenues of the Issuer from provision of telecommunications services in 4Q2004 totaled RUR5,927,955.7 thousand. The revenues break down by generating sources is as follows:

- residential sector accounted for 60.61% (RUR3,592,878.9 thousand)of the total revenues;
- organizations funded from relevant budgets accounted for 6.68% (RUR395,907.2 thousand);
- non budget funded organizations – 32.71% (RUR1,939,169.6 thousand).

Thus, customers accounting for at least 10% of revenues generated by provision of telecommunications services are residential sector and organizations not funded from relevant budgets.

As the residential sector accounts for the bulk of the issuer revenues, the key negative factor that might adversely affect sales of the issuer's products (works, services) is a decline in the effective demand for telecommunications services offered by the issuer.

It should be additionally noted that rates charged by JSC CenterTelecom from the residential customers are regulated by the government (MAP) hindering timely response to rising costs and changes in the solvent demand.

Other factors are stiffer competition resulting in lesser market share of JSC CenterTelecom and aggressive marketing policy of the alternative operators.

Possible negative factors that are likely to adversely affect sales of the issuer's services.

Economy downturn, decline in solvency of businesses and organizations, and purchasing power of population in the regions of the RF due to worsening of economic situation in the country.

In such a case the Company will take the following measures:

1. Completion of the build-out of multiservice networks (MSN) enabling a significant expansion of the range of offered services with simultaneous improvement of quality of service.
2. Continuing the policy of reducing the share of debt financing in the investments and giving up foreign currency denominated loans, raising long-term credit funds.
3. Increasing the activated switching capacity and raising the number of subscribers.
4. Making use of locally manufactured equipment.
5. Utilizing open code software products to enable the workflow (particular to ensure functioning of switching equipment).
6. Making use of leasing for expanding the output.
7. Provision of substitute services (In particular, there is a surge observed in proliferation of IP-telephone, that under certain changes in market situation may become a substitute for long-distance service). Migration to packet switching from circuit switching for long-distance service.
8. Cutting down on cross-subsidizing of government regulated rates.

Macroeconomic overview of the regions where JSC CenterTelecom is doing business.

The Central Federal District where the Company's interests are focused includes 17 regions with a population of about 20% of Russia's population. Experts estimate the share of CFD (excluding Moscow) in Russia's gross output at 12.8% - in line with fairly high contribution as compared to other Russia's federal districts. In terms of the population living standards the CFD is ranked fourth, while it is only seventh by per capita income among the federal districts. Development level in the regions varies greatly. In the CFD there are fairly well-developed regions, like the Moscow, Yaroslavl, Belgorod region, and rather poorly developed areas like Kostroma, Ivanovo, Orel regions.

Regions	Current situation (2002)			Forecast for 2006		
	Gross regional product, billion rubles	Population, thousand people	Income of the population, thousand rubles per month	Gross regional product, billion rubles	Population, thousand people	Income of population, thousand rubles per month
Belgorod region	85.3	1,512.4	3,138.9	157.4	1,527.8	12,883.6
Bryansk region	36.5	1,378.9	2,469.8	63.0	1,320.2	9,988.5
Vladimir region	63.3	1,524.9	2,285.7	113.5	1,456.5	8,366.3
Voronezh region	107.1	2,379.0	2,779.3	197.6	2,298.9	9,516.1
Ivanovo region	22.1	1,148.9	1,777.9	37.8	1,087.2	5,962.7
Kaluga region	47.4	1,040.9	2,311.1	87.4	1,001.9	7,435.7
Kostroma region	26.9	737.5	2,794.9	46.0	703.0	12,157.0
Kursk region	48.2	1,235.6	2,762.3	83.2	1,173.3	11,317.7
Lipetsk region	94.2	1,213.4	3,477.7	178.7	1,188.6	15,585.1
Moscow region	424.8	6,627.0	3,850.4	761.9	6,606.0	15,403.6
Orel region	59.5	860.6	2,692.0	115.0	830.9	9,868.7
Ryazan region	58.5	1,228.0	2,641.0	104.9	1,168.98	11,039.4
Smolensk region	35.6	1,050.5	3,471.5	60.9	983.7	15,941.4
Tambov region	58.3	1,179.6	3,080.1	112.7	1,109.48	14,276.9
Tver region	66.4	1,472.6	2,334.3	118.0	1,375.6	8,867.7
Tula region	85.3	1,675.7	2,943.6	157.4	1,587.1	11,891.8
Yaroslavl region	71.3	1,367.7	3,762.4	126.7	1,316.2	16,989.6
Total/average	1390.4*	27,633.2	2,857.2	2,522.1*	26,735.4	11,617.2

The district development follows the general Russian scenario anticipating moderate growth.

In 2002 the gross regional product in the CFD as compared to 1999, while average monthly salary grew by 2.4 times. Industrial output, retail sales and housing construction also grew modestly.

Russia's GDP in 2002 totaled RUR10,863.4 billion (Source: Goscomstat of Russia). The GDP estimate for 2006 is at RUR20,804.6 billion; given the inflation rates forecast according to the Ministry of Economic Development would amount to some USD500 billion.

Ruble continues to be appreciated: at the end of 2001 the ruble purchasing power stayed at around 80 per cent of the 1995 level. Compounded ruble appreciation over the period 2002-2006 will be about 18 per cent.

General economic and demographic indicators across the regions of the Central Federal District (current situation in 2002 and forecast for 2006)

* Data on general regional product of the CFD excluding Moscow (Source: Goscomstat of the RF)

Gross regional product of the CFD excluding Moscow in 2002 was RUR1,390.4 billion. It is forecast to reach RUR2,522.1 billion in 2006 with the GRP growth rates of 30 per cent (taking into account the projected inflation rates according to the Ministry of Economic Development).

The Ministry of Economic Development predicted the GDP growth rates of 5 per cent per annually during 2002 – 2010, thus resulting in GRP growth of 70-80 per cent by 2010 over the 1999 level. In some years the growth rates may even reach 8-10 per cent; and in the latter case the GRP may exceed the forecast by 2010.

Summing up, the general economic situation in the territory of the Central Federal District is conducive to development and in keeping with Russia's general economic growth trends.

3.2.6 Policies of using current assets and inventories

The issuer's current assets policies in the reporting and for the next period is aimed at reducing accounts receivables and inventories, and accelerating the current assets turnover.

3.2.7 Raw materials

As JSC CenterTelecom core business is provision of telecommunication services, there are no "raw materials" used in the process.

3.2.8 Major competition

Currently CenterTelecom is doing business in the territory of the Central Federal District in 17 regions (Belgorod, Bryansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tambov, Tver, Tula and Yaroslavl regions).

Market share of CenterTelecom regional subsidiaries in the telecom service market in 2002 was 52% (including cellular operators).

Main competitors of CenterTelecom are national carriers. Their combined market share depending on the service type and the region is varying from 1 to 18%. Comincom company is successfully promoting its services in the Black-Soil area.

Private network operators are less threatening. Their share is significant in the long-distance market and Internet access, while in the local telephony market their exposure is fairly limited. Particularly, TransTelecom pursues aggressive policy. As these operators are focused on corporate interests, CenterTelecom does not expect tough competition on their part.

As far as the cellular companies are concerned they are searching for entries to other market segments, particularly for routing long-distance traffic originated by their subscribers, though the volume of drawn traffic is rather small. Despite rapid development of cellular operators further shift in long-distance communications in their favor is not expected, as the solvent demand under the effective rates are virtually satisfied. Cellular operators may present a serious threat to CenterTelecom in local telephony and long-distance service only if they drastically cut their rates. Analysts do not expect such changes in the tariff policies to happen.

Local operators themselves are not competitors of the MegaRegional Company JSC CenterTelecom (henceforth MRC), as their operation areas are limited, though they are prospective partners for national and private network operators. It should be noted that CenterTelecom's strategic plan envisages changing terms and conditions of interconnection with these carriers to use local operators as channels for promotion of CenterTelecom's services (if the ownership structure of local operators does not ensure control of national operators over them).

Despite active pushing of competitors of CenterTelecom to regional markets CenterTelecom continues to gather substantial infrastructural and financial capacity while for majority of alternative operators this is impossible to do.

The table below lists most serious players in the telecom service industry and posing the largest threat to CenterTelecom. These companies completely covered the market in Moscow and started expanding into other regions.

	Name of the company	Country of registration	Sales of products (services, works)/ Revenues from provision of telecom services RUR in thousands	Market share, %
			2002	2002
1.	JSC CenterTelecom	RF	16,389,000	52%
2.	Equant	RF	3,294,515.1	1%
3.	Golden Telecom	RF	8,091,720.3	3%
4.	TransTelecom	RF	4,272,942.9	1.4%
5.	Comincom	RF	660,766.5	0.2%
6.	MTS	RF	32,454,400	10%
7.	BeeLine	RF	18,910,552.5	6%

The data shown reflects the year of 2002, as the merger of the regional telecommunications companies in the CFD into the single company JSC CenterTelecom happened in 2002.

Strengths of these competitors:

- technical, financial and intellectual potential;
- expertise in aggressive business policies;

- flexible pricing and tariff policies;
- customer focused;
- carry no social obligation.

Weaknesses of the competitors:

- poor network infrastructure or total lack of it, and as consequence resorting to leased circuits from CenterTelecom;
- as subscriber base expands quality of service suffers;
- companies are undergoing certain state of confusion due to mergers (a merger of Global One and Equant, integration of Teleross and Sovintel creating Golden Telecom).

Competitiveness analysis

Company name	*Factor*						*Competitiveness rating*
	Brand recognition	Price	Quality	Sales network	Lead time	Post sales service	
Factor priority	3	4	5	4	3	5	-
CenterTelecom	5	3	4	4	3	3	87
GoldenTelecom	3	4	5	1	5	4	89
Comincom	3	4	5	2	5	4	93
TransTelecom	4	5	4	4	4	5	95
MTS	5	5	4	5	5	5	115
BeeLine	5	5	4	4	5	5	111
Equant	4	4	5	5	4	5	110

Factor priority was assigned based on the customer preferences, and on the analysis of criteria for selecting a telecom provider performed by CominfoConsulting

Estimates for each factor were made on the basis of the following:

1. Brand recognition:
   - aggressive advertising;
   - customer base;
   - period of the company presence on the market.
2. Price:
   - tariff plans of the company.
3. Quality:
   - equipment;
   - current state of the network.
4. Sales network:
   - estimated number of sales points.
5. Lead time:
   - expert estimate made on the basis of customer survey.
6. Post sales service: service and support announced by official information sources of the company (advertising booklets, promotional leaflets, sites, etc.).

Consolidation of companies-operators in telecom market poses the most serious threat: Equant took over Global One, TeleRoss and Sovintel merged with Golden Telecom. Analysts believe there is likelihood of a merger between Combellga, Comincom and Golden Telecom. However, so far the consolidated companies are not strong enough to target general customers en masse, and in the foreseeable future will continue to concentrate their effort on corporate customers, expanding their presence in regions, and on servicing other operators, in the first place more powerful cellular operators (projects for the sake of Megafon and BeeLine); thus capturing more lucrative market segments.

Market position of the Company

At the moment MRC is virtually a monopoly in the Central Federal District, with market share across the regions of CFD varying from 31% to 71%, taking into account cellular operators' market shares.

CenterTelecom's market share in various services.

1. Local telecommunications – 93%.
2. International and domestic long-distance telecommunications, taking into account traffic outflow to cellular and IP-telephony operators) – 89%.
3. Internet access and data – 60%.
4. Cellular service market share is insignificant.

3.2.9 Licenses granted to the issuer

Licensees issued by the Ministry of the Russian Federation for Communications and Information

#	License title (terms and conditions of activities)	Number	Date of the license registration in the Unified Register of Telecommunications Licenses	Valid till	Coverage area
1.	Provision of local and intra tariff band telephone service: - local and intra tariff band public telephone service - telephone service using intelligent network features.	# 24064	24.10.2002	24.10.2012	Central Federal District
2.	Provision of international and domestic long-distance telephone services at public offices and using public payphones: - international and domestic long-distance public telephone services at public offices and using public payphones	# 23250	14.11.2002	14.11.2007	Central Federal District
3.	Lease of communications channels: - provision to customers of local, long-distance channels and links, TV and sound channels, circuits for transmission of telecommunications signals	# 23247	14.11.2002	14.11.2007	Central Federal District
4.	Data services: - provision of public data services	# 23248	14.11.2002	14.11.2007	Central Federal District
5.	Provision of telematic services: - public telematic services (e-mail, access to directory services, fax transmission, message handling service, voice mail services, audio conference call service);	# 23249	14.11.2002	14.11.2007	Central Federal District
6.	Provision of telegraph services: - telegraph services (receive and transmit, delivery of telegrams, subscriber telegraph/Telex)	# 24065	14.11.2002	14.11.2007	Central Federal District
7.	Broadcasting of sound	# 24339	14.11.2002	14.11.2007	Belgorod, Bryansk,

	programs on wireline network: - broadcasting of sound programs using wireline networks.				Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tambov, Tver, Tula, Yaroslavl regions.
8.	Wireline sound program broadcasting: - broadcasting of sound programs on wireline network	#25058	07.02.2003	07.02.2008	Vostochny community, Severnoe, Nekrasovka, township of Kosino of the metropolitan Moscow
	Personal paging services				
9.	Personal radio paging: - personal radio paging on public telecommunications network	# 23251	14.11.2002	14.11.2005	Ivanovo region
10.	Personal radio paging: - personal radio paging on public telecommunications network	# 23252	14.11.2002	14.11.2005	Yaroslavl region
	Provision of cellular communications services				
11.	Provision of cellular telephone service in 450 MHz: cellular public telephone service using 450 MHz band	# 24066	14.11.2002	14.11.2005	Ivanovo region
12.	Provision of cellular telephone service in 450 MHz band: - cellular public telephone service using GSM standard in 450 MHz band	# 24067	14.11.2002	14.11.2005	Kostroma region
13.	Provision of cellular telephone service in 900 MHz band: - cellular public telephone service using GSM standard in 900 MHz band	# 24069	14.11.2002	01.03.2006	Tambov region
14.	Provision of cellular telephone service in 800 MHz band: - cellular public telephone service using GSM standard in 800 MHz band	# 24070	28.11.2002	28.10.2005	Tula region
15.	Provision of cellular telephone service in 450 MHz band: - cellular public telephone service using GSM standard in 450 MHz band	# 24068	14.11.2002	14.11.2005	Yaroslavl region
	Mobile radio communications services				
16.	Mobile radio telephone service: - mobile radio telephone service on public telecommunications network	# 24325	14.11.2002	14.11.2007	Belgorod region
17.	Mobile radio telephone service: - mobile radio telephone service on public telecommunications network	# 24326	14.11.2002	14.11.2007	Vladimir region
18.	Mobile radio telephone service:	# 24327	14.11.2002	14.11.2007	Voronezh region

	- mobile radio telephone service on public telecommunications network				
19.	Mobile radio telephone service: - mobile radio telephone service on public telecommunications network	# 24328	14.11.2002	14.11.2007	Ivanovo region
20.	Mobile radio telephone service: - mobile radio telephone service on public telecommunications network	# 24329	14.11.2002	14.11.2007	Kaluga region
21.	Mobile radio telephone service: - mobile radio telephone service on public telecommunications network	# 24330	14.11.2002	14.11.2007	Kursk region
22.	Mobile radio telephone service: - mobile radio telephone service on public telecommunications network	# 24331	14.11.2002	14.11.2007	Lipetsk region
23.	Mobile radio telephone service: - mobile radio telephone service on public telecommunications network	# 24332	14.11.2002	14.11.2007	Moscow region
24.	Mobile radio telephone service: - mobile radio telephone service on public telecommunications network	# 14297	09.03.2000	09.03.2005	Moscow region, Stupino area
25.	Mobile radio telephone service: - mobile radio telephone service on public telecommunications network	# 24333	14.11.2002	14.11.2007	Orel region
26.	Mobile radio telephone service: - mobile radio telephone service on public telecommunications network	# 24334	14.11.2002	14.11.2007	Ryazan region
27.	Mobile radio telephone service: - mobile radio telephone service on public telecommunications network	# 24335	14.11.2002	14.11.2007	Smolensk region
28.	Mobile radio telephone service: - mobile radio telephone service on public telecommunications network	# 24336	14.11.2002	14.11.2007	Tver region
29.	Mobile radio telephone service: - mobile radio telephone service on public	# 24337	14.11.2002	14.11.2007	Tula region

	telecommunications network				
30.	Mobile radio telephone service: - mobile radio telephone service on public telecommunications network	# 24338	14.11.2002	14.11.2007	Yaroslavl region
31.	Radio-telephony service: - public radio-telephone network services	# 24695	30.12.2002	30.12.2007	Ivanovo region
TV and radio program broadcasting					
32.	TV program broadcasting on Cable TV network: - broadcasting of TV programs on a Cable TV network	# 12015	08.04.1999	08.04.2004	Belgorod region
33.	On-air broadcasting of sound programs: - on-air broadcasting of sound programs	# 16541	17.10.2000	17.10.2005	Vladimir region
34.	On-air broadcasting of sound programs: - on-air broadcasting of sound programs	# 23262	01.08.2002	01.08.2007	Voronezh region
35	On-air broadcasting of sound programs: - on-air broadcasting of sound programs	# 21497	14.03.2002	14.03.2007	Ivanovo region
36	Broadcasting of sound and TV programs on cable TV networks: - broadcasting of sound and TV programs on cable TV networks	# 23533	29.08.2002	29.08.2007	Ivanovo city
37	TV program broadcasting on Cable TV network: - broadcasting of TV programs on cable TV networks	# 27631	18.08.2003	20.08.2006	Vorotynsk community, Babyninski area, Kaluga region
38.	On-air broadcasting of sound programs: - on-air broadcasting of sound programs	# 17394	15.02.2001	15.02.2006	Kaluga region
39.	On-air broadcasting of TV programs	# 28681	31.10.2003	27.08.2008	Kaluga region
40.	On-air broadcasting of TV programs: - On-air broadcasting of TV and sound programs	# 13402	30.11.99	30.11.2004	Kostroma region
41.	TV and sound program broadcasting on a Cable TV network	# 28953	12.11.2003	12.11.2006	Kostroma region
42	On-air broadcasting of TV programs: - On-air broadcasting of TV programs	# 14429	09.03.2000	09.03.2005	Schigry community, Kursk region
43	On-air broadcasting of sound programs: - on-air broadcasting of sound programs	# 23557	29.08.2002	29.08.2007	Kursk region

44	TV program broadcasting on Cable TV network: - broadcasting of TV programs on a Cable TV network	# 11786	19.03.1999	19.03.2004	Kursk city
45	On-air broadcasting of sound programs: - on-air broadcasting of sound programs	# 23543	29.08.2002	29.08.2007	Lipetsk region
46	On-air broadcasting of TV programs: - On-air broadcasting of TV programs	# 23924	04.10.2002	04.10.2007	Towns of Serpukhov, Chekhov of the Moscow region
47	On-air broadcasting of TV programs: - On-air broadcasting of TV programs	# 20413	10.12.2001	10.12.2006	Towns of Istra, Orekhovo-Zuevo of the Moscow region
48	On-air broadcasting of sound programs: - on-air broadcasting of sound programs	# 15423	09.06.2000	09.06.2005	the Moscow region
49.	Provision of TV and sound program broadcasting on a Cable TV network: - provision of TV and sound program broadcasting on a Cable TV network	# 28932	12.11.2003	12.11.2006	Towns of Kolomna, Losino-Petrovski, Orekhovo-Zuevo and Orekhovo-Zuevo area of the Moscow region
50.	On-air broadcasting of sound programs: - on-air broadcasting of sound programs	# 18299	18.05.2001	18.05.2006	Tambov region
51	On-air broadcasting of sound programs: - on-air broadcasting of sound programs	# 14884	07.04.2000	07.04.2005	Tver region
52	Broadcasting of sound and TV programs on cable TV networks: - broadcasting of sound and TV programs on cable TV networks	# 12225	31.05.1999	31.05.2004	Yaroslavl region
53	On-air broadcasting of sound programs: - on-air broadcasting of sound programs	# 26670	05.06.2003	05.02.2008	Yaroslavl city and adjacent communities of the Yaroslavl region

Licenses issued by the Ministry of the Russian Federation for Publishing, TV and radio broadcasting and mass media.

#	License title	License number	Media entity	Mass media type	Date of issue	Valid till	License coverage area
1.	Sound program broadcasting	# 7192	Radio Chance	On-air sound program broadcasting	18.04.2003	16.07.2007	
2.	Sound program broadcasting	# 7246	Radio Chance	Wireline sound program broadcasting	05.05.2003	24.10.2007	

3.	TV program broadcasting	# 7195	Third Planet	Cable TV	18.04.2003	07.05.2006	
4.	Sound program broadcasting	# 7220	Kursk-Channel-Melodia	Wireline sound program broadcasting	24.04.2003	14.02.2006	
5.	Sound program broadcasting	# 7339	Radio Elex	Wireline sound program broadcasting	28.05.2003	11.11.2004	
6.	Sound program broadcasting	# 7265	Priokskie Zori	Wireline sound program broadcasting	12.05.2003	01.06.2005	
7.	TV broadcasting	# 7466	Cable TV Kurskelektrosvyaz	Cable TV	08.07.2003	11.07.2005	
8.	Sound program broadcasting	# 7508	Iva-Radio	Wireline sound program broadcasting	24.07.2003	24.07.2008	
9.	Sound program broadcasting	# 7509	Iva-Radio	On-air sound program broadcasting	24.07.2003	08.04.2004	
10	TV program broadcasting	# 7585	Novokhoperskie Zori	On-air sound program broadcasting	27.08.2003	30.11.2005	
11	TV broadcasting	# 7586	Kaluzhskaya Soil	On-air TV	27.08.2003	27.08.2008	
12	TV broadcasting	# 7695	Cable TV network of Ivanovo region	Cable TV	23.10.2003	23.10.2008	Ivanovo city
13	TV broadcasting	# 7696	Ternovskaya wave	On-air radio broadcasting	08.10.2003	29.04.2008	Ternovka community, Voronezh region
14	Radio broadcasting	# 7738	LipetskinformRadio	Wireline radio	20.09.2003	20.09.2008	Lipetsk city and the Lipetsk region

Licenses for non-core activities

#	License title	License number	Date of license registration	Valid till	License coverage area	License issuing authorities
1.	Construction of building of I and II level of responsibility pursuant to the government standards	ГС-1-99-02-27-0-5000000970-003321-1	05.12.2002	05.12.2007	Russian Federation	Gosstroy of Russia (Construction regulation agency)
2.	Design and of buildings and facilities of I and II level of responsibility pursuant to the government standards	ГС-1-99-02026-0-5000000970-003320-1	05.12.2002	05.12.2007	Russian Federation	Gosstroy of Russia (Construction regulation agency)
3.	Surveying	MOG – 01056	21.11.2002	21.11.2007	Kursk and Tambov regions	Federal Agency for Geodesics and Mapping
4.	Mapping (map drawing)	MOG – 01057	21.11.2002	21.11.2007	Kursk and Tambov regions	Federal Agency for Geodesics and Mapping

5.	Medical care	0824	03.02.2003	03.02.2008	Kursk region	Public Health Committee of Kursk region
6.	Medical care	0211/00841	20.12.2003	20.12.2008	Tula region	Public Health Department of Tula region
7.	Medical care	721	18.11.2002	26.04.2008	Yaroslavl region	Public Health and Pharmacy Department of Yaroslavl region Administration
8.	Education	76242502 /л 0508	17.12.2002	15.08.2007		Education Department of Yaroslavl region Administration on behalf of Yaroslavl region Administration
9.	Education activities under education programs	# 54276	11.08.2003	12.08.2006	Moscow region	Ministry of Education of Moscow region
10.	Fire alarm and extinguishing	# 1 /00818	21.02.2003	21.02.2008	Russian Federation	Ministry of the Russian Federation for Civil Defense, Emergencies, coping with natural disasters Fire fighting department
11.	Installation, repair, and maintenance of fire fighting equipment and tools for building and facilities	# 2/ 01455	21.02.2003	21.02.2008	Russian Federation	Ministry of the Russian Federation for Civil Defense, Emergencies, coping with natural disasters Fire fighting department
12.	Operation of electric power grids	50007938	28.04.2003	27.04.2008	Russian Federation	Ministry of Power Industries of the Russian Federation
13.	Operation of natural gas distribution facilities	64ЭК-003336	28.11.2000	License pending	Russian Federation	Federal Mining and Industrial Control Agency
14.	Retail sales of alcoholic liquor	BRN AR 06009	23.12.2002	23.12.2005	Bryansk region	Licensing Committee of Bryansk region
15.	Activities related to handling information containing state secrets	№ 5500	16.12.2003	16.12.2008	6 Degtiarny Per., build. 2, GSP-3, Moscow, Russia	Local office for Moscow city and Moscow region of the Federal Security Service
16.	Activities related to provision of services and actions for the purpose of state secret protection	№ 5500	16.12.2003	16.12.2008	6 Degtiarny Per., build. 2, GSP-3, Moscow, Russia	Local office for Moscow city and Moscow region of the Federal Security Service
16.	Geologic exploration and site production of field fresh water for drinking and other purposes	172/KOS 53172 VE	14.07.2003	01.01.2020	Plot of land and underground near Gomonokha a village in Krasnosel's	Office for Kostroma region of the Ministry of Natural Resources of the RF

					ki area of the Kostroma region	

If a renewal required the application for renewal shall be filed not later than 30 days before expiry of a license. As a rule JSC CenterTelecom is able to secure license renewals.

3.2.10 Joint activities in partnership

No joint partnership activities

3.2.11 Additional requirements to be met by issuers for which telecom service provision is the core activities.

a) Licenses to render telecommunications services

Licenses issued by the Ministry of the Russian Federation for Telecommunications and Information

#	License title	License number	Conditions of activities	Subscriber base	Date of registration in the Unified register of telecommunications licenses	Valid till
1.	Provision of local and intra tariff band telephone service	# 24064	- local and intra tariff band public telephone service - telephone service using intelligent network features.	Total installed switching capacity at least 6,657,000 lines	24.10.2002	24.10.2012
2.	Provision of international and domestic long-distance telephone services (at public telephone offices and public pay phones).	# 23250	- local, domestic long-distance and international public telephone services at public telephone officers and using a network of payphones	Total installed capacity at 30,044 public payphones and 3,837 public telephone offices.	14.11.2002	14.11.2007
3.	Lease of telecommunications channels	# 23247	- provision to customers of local, long-distances channels and links, channels for TV and sound programs, circuits for transmission of telecommunications signals.	Total number of provisioned voice-frequency channels, digital bearers including in network paths is 11,083	14.11.2002	14.11.2007
4.	Data services	# 23248	- public data network services	Installed switching capacity should ensure connection of at least 257,460 users by the expiry, at least 119,338 users must be connected by the end of 2003.	14.11.2002	14.11.2007
5.	Provision of telematic services	# 23249	- public telematic services (e-mail, access to directory services,	Installed switching capacity shall ensure connection of at least	14.11.2002	14.11.2007

			fax transmission, message handling service, voice mail services, speech message service, audio and video conference call service);	502,115 users by the license expiry, including at least 270,156 users by the end of 2003. Throughput of voice by the license expiry date shall be at least 2,986 simultaneous calls and at least 970 calls by the end of 2003. Number of participants in a video-conference call shall be 603. Number of public studios for users by the license expiry at least 1,097 and at least 664 by the end of 2003		
6.	Provision of telegraph services	# 24065	- telegraph services (receive/transmit, delivery of telegrams, AT/telex network services)	Installed capacity of telegraph switching facilities should ensure meeting the demand for the telegraph services in the licensed territory.	14.11.2002	14.11.2007
7.	Provision of sound program broadcasting over a wireline network	# 24339	- broadcasting of sound program over a wireline network	-	14.11.2002	14.11.2007
8.	Provision of sound program broadcasting over a wireline network	#25058	- broadcasting of sound program over a wireline network	-	07.02.2003	07.02.2008
9.	Provision of radio-telephone services	# 24695	- public radio-telephone telecommunications services	Installed capacity should be at least 600 by the expiry of the license.	30.12.2002	30.12.2007
10.	Provision of cellular telephone service in 450 MHz band	# 24066	- cellular public telephone service using GSM standard in 450 MHz band	Installed network capacity and coverage by the end of 2004: 2,000 lines and 10%, by the end of 2005: 3,000 lines and 60%.	14.11.2002	14.11.2005
11.	Provision of cellular telephone service in 450 MHz band	# 24067	- cellular public telephone service using GSM standard in 450 MHz band	Installed network capacity and coverage by the end of 2004: 2,000 lines and 10%, by the end of 2005: 3,000 lines and 60%.	14.11.2002	14.11.2005
12.	Provision of cellular telephone service in 900 MHz band	# 24069	- cellular public telephone service using GSM standard in 900 MHz band	Installed network capacity and coverage as at 01.01.2006: at least 80,000, 80% coverage.	14.11.2002	01.03.2006
13.	Provision of cellular telephone service in 800 MHz band	# 24070	- cellular public telephone service using GSM standard in 800 MHz band	Installed network capacity and coverage as at 01.01.2006: at least 1,000, 100% coverage.	28.11.2002	01.10.2006
14.	Provision of cellular telephone service in 450 MHz band	# 24068	- cellular public telephone service using GSM standard in 450 MHz band	Installed network capacity and coverage by the end of 2004: 3,000 lines and 15%, by the end of 2005:	14.11.2002	14.11.2005

				10,000 lines and 60%.		
15.	Personal radio paging service	# 23251	- personal radio paging on public telecommunications network	Upper limit– 10,000, using the frequency of 159,6375 MHz.	14.11.2002	14.11.2005
16.	Personal radio paging service	# 23252	- personal radio paging on public telecommunications network	Upper limit– 20,000, using the frequency of 157,225 MHz, 165,000 MHz.	14.11.2002	14.11.2005
17.	Mobile radio telephone service	# 24325	- mobile radio telephone service on public telecommunications network	Upper limit of number of subscribers is 300 using 330 MHz band	14.11.2002	14.11.2007
18.	Mobile radio telephone service	# 24326	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number is 500, using 330 MHz band	14.11.2002	14.11.2007
19.	Mobile radio telephone service	# 24327	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number is 1,800, using 330 MHz band	14.11.2002	14.11.2007
20.	Mobile radio telephone service	# 24328	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number is 800, using 330 MHz band	14.11.2002	14.11.2007
21.	Mobile radio telephone service	# 24329	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number is 480, using 330 MHz band	14.11.2002	14.11.2007
22.	Mobile radio telephone service	# 24330	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number 400, using 330 MHz band	14.11.2002	14.11.2007
23.	Mobile radio telephone service	# 24331	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number 400, using 330 MHz band	14.11.2002	14.11.2007
24.	Mobile radio telephone service	# 24332	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number 4000, using 330 MHz band	14.11.2002	14.11.2007
25.	Mobile radio telephone service	# 14297	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number 150, of which 50 entitled to be connected to user corporate network.	09.03.2000	09.03.2005
26.	Mobile radio telephone service	# 24333	- mobile radio telephone service on public	Upper limit of subscriber number 200, using 330 MHz band	14.11.2002	14.11.2007

			telecommunications network			
27.	Mobile radio telephone service	# 24334	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number 500, using 330 MHz band	14.11.2002	14.11.2007
28.	Mobile radio telephone service	# 24335	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number 500, using 330 MHz band	14.11.2002	14.11.2007
29.	Mobile radio telephone service	# 24336	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number 270, using 330 MHz band	14.11.2002	14.11.2007
30.	Mobile radio telephone service	# 24337	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number 900, using 330 MHz band	14.11.2002	14.11.2007
31.	Mobile radio telephone service	# 24338	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number 400, using 330 MHz band	14.11.2002	14.11.2007
32.	TV program broadcasting on Cable TV network	# 12015	- broadcasting of TV programs on a Cable TV network	Cable TV networks capacity is up to 95 thousand subscribers.	08.04.1999	08.04.2004
33.	On-air broadcasting of sound programs	# 16541	- on-air broadcasting of sound programs	-	17.10.2000	17.10.2005
34.	On-air broadcasting of sound programs	# 23262	- on-air broadcasting of sound programs	-	01.08.2002	01.08.2007
35.	On-air broadcasting of sound programs	# 21497	- on-air broadcasting of sound programs	-	14.03.2002	14.03.2007
36.	Broadcasting of sound and TV programs on cable TV networks	# 23533	- broadcasting of sound and TV programs on cable TV networks	Up to 10 thousand subscribers	29.08.2002	29.08.2007
37.	TV program broadcasting on Cable TV network	# 27631	- broadcasting of TV programs on cable TV networks	Up to 1.3 thousand subscribers	18.08.2003	20.08.2006
38.	On-air broadcasting of sound programs	# 17394	- on-air broadcasting of sound programs	-	15.02.2001	15.02.2006
39.	On-air broadcasting of TV programs	# 13402	- On-air broadcasting of TV and sound programs	-	30.11.99	30.11.2004
40.	On-air broadcasting of TV programs	# 14429	- On-air broadcasting of TV programs	-	09.03.2000	09.03.2005
41.	On-air broadcasting of sound programs	# 23557	- on-air broadcasting of sound programs	-	29.08.2002	29.08.2007
42.	TV program broadcasting on Cable TV network	# 11786	- broadcasting of TV programs on a Cable TV network	Up to 30 thousand subscribers	19.03.1999	19.03.2004
43.	On-air broadcasting of sound programs	# 23543	- on-air broadcasting of sound programs	-	29.08.2002	29.08.2007

44.	On-air broadcasting of TV programs	# 23924	- On-air broadcasting of TV programs	-	04.10.2002	04.10.2007
45.	On-air broadcasting of TV programs	# 20413	- On-air broadcasting of TV programs	-	10.12.2001	10.12.2006
46.	On-air broadcasting of sound programs	# 15423	- on-air broadcasting of sound programs	-	09.06.2000	09.06.2005
47.	TV program broadcasting on Cable TV network	# 10783	- broadcasting of TV programs on a Cable TV network	Up to 40 thousand subscribers	10.09.1998	10.12.2003
48.	On-air broadcasting of sound programs	# 18299	- on-air broadcasting of sound programs	-	18.05.2001	18.05.2006
49.	On-air broadcasting of sound programs	# 14884	- on-air broadcasting of sound programs	-	07.04.2000	07.04.2005
50.	Broadcasting of sound and TV programs on cable TV networks	# 12225	- broadcasting of sound and TV programs on cable TV networks	Up to 120 thousand subscribers	31.05.1999	31.05.2004
51.	On-air broadcasting of sound programs	# 26670	- on-air broadcasting of sound programs	-	05.06.2003	05.02.2008

A possibility and conditions for renewal of these licenses are linked to license holder performance without gross violations, which is confirmed by regular checks performed by Gossvyaznadzor (Telecommunications Supervisory authorities).

b) Telecommunications networks

- **Local telecommunications**

JSC CenterTelecom is the principal operator in the telecom market of central Russia for provision of an access to the local telephone network.

JSC CenterTelecom is the largest among MultiRegional telecommunications companies created in 2002. The Company owns a well developed telecommunications infrastructure in the most densely populated area of Russia, accounting for 20% of Russia's total population.

The Company operates in 17 constituents entities of the Russian Federation.

JSC CenterTelecom provides a wide range of services, like POTS, Internet, data, on-air and Cable TV, wireline and UHF radio, lease of channels and other resources, etc. The Company also offers public network interconnection to other operators.

Expected switching capacity of JSC CenterTelecom telephone network as of January 1, 2004 is 6,420,000 subscriber lines.

Nowadays local telephone networks constitute a complex system with some 9,000 switches of different makes. Telecommunications network of JSC CenterTelecom is constantly improved and modernized. New digital exchanges and switching nodes are brought into service, digital links and microwave lines are built. Capacity of digital switches accounts for 42% of the total installed switching capacity. Installation of modern digital switches both locally made and from foreign vendors not only expands network switching capacity but also makes it possible to offer a wider range of services, including Internet, ISDN, data, etc. Over the past year 532,636 subscriber lines were installed and put into operation at automatic telephone switches, of that number some 474,718 lines were on urban networks and 52,318 lines on rural networks.

Urban telephone lines account for 84.8 % of the total PSTN capacity of JSC CenterTelecom, while capacity of rural networks makes up the rest; evidencing a clear dominance of rural telephone networks in the overall structure of local telecommunications of the Company.

At the moment telephone switches of CenterTelecom networks equipped with per-minute billing feature have on aggregate 3,982,037 subscriber lines, accounting for 62% of the total installed switching capacity of the Company.

Cable and linear assets of the local networks of JSC CenterTelecom are installed and used for provision of services according to licenses. Total length of the cable links is in excess of 700 thousand km, and the figure is constantly growing, of which some over 3 thousand are fiber-optic links.

- **Long-distance telecommunications**

JSC CenterTelecom offers domestic long-distance and international telecommunication services based on agreements with Russia's leading long-distance carrier – OJSC Rostelecom.

Traffic between local telephone networks and trunk network of Rostelecom is routed via long-distance exchanges. At the moment JSC CenterTelecom owns 25 such switches. Both fiber-optic and microwave links are used for trunk links and distribution networks.

In 2003 the number of long-distance telephone circuits grew by 16,552.5 thousand channel x km, the increase in the length of fiber-optic lines was 2,845.149, laying a solid foundation for provision high-quality digital channels and trunk links. Only certified and meeting highest standards fiber-optic cables are used.

Capacity of outgoing trunk line channels at telephone switches grew by 5,147 channels.

All local centers and key regional cities have an access to IDD telephone service. The Company bills its customers for long-distance services, collects payments in respect of the services rendered, and settles accounts with Rostelecom for carrying long-distance traffic.

SUMMARY

of radio frequencies allocated by State radio-frequency agency for provision of telecommunications services using radio-electronic means in the Central Federal District of the Russian Federation,

The State radio-frequency agency assigned to JSC CenterTelecom frequency resources in order to provide telecommunications services using means of radio-electronic communications:

1. To provide on-air TV and radio broadcasting (TV and sound program on-air broadcasting) in the territory of the Belgorod, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Tambov, Tver, Yaroslavl regions – altogether124 radio frequency assignments, executed in 41 permits granted by the Federal State Unitary Enterprise Main Radio Frequency center (the "permits").
2. To provide cellular radio-telephone services using NMT-450 standard in the territory of Ivanovo, Kostroma and Yaroslavl regions – altogether 440 frequency assignments, executed in 8 permits.
3. To provide cellular radio-telephone services in the territory of Tambov region:
   using GSM-900 – altogether 712 frequency assignments in 6 permits;
   using GSM-1800 standards – 36 frequency assignments in one permit.
4. To provide cellular radio-telephone services using AMPS/DAMPS standards in the territory of Tula – altogether 24 frequency assignments in one permit.
5. To provide mobile radio-telephone service using MRT 1327 (Altay) standard in the territory of the Belgorod, Vladimir, Voronezh, Ivanovo, Kaluga, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tver, Tula, Yaroslavl regions – altogether 910 frequency assignments in 27 permits.
6. To provide personal radio-paging services in the territory of the Ivanovo and Yaroslavl regions – altogether 15 frequency assignments in two permits.
7. To provide local telephony services using wireless access systems in the territory of the Belgorod, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tula regions – altogether 228 frequency assignments in 65 permits.

Additionally, 456 frequency assignments in 102 permits were secured for provisioning of transmission systems on local and trunk lines using microwave facilities.

3.4 Plans of future activities of the issuer

(related to development of new products)

Expanding the range of offered services is at the moment one of the paramount tasks of the business development.

Packet switching services are among the most promising, as comprising the whole range of services offered by the Company, and contribute to raising customer value and profitability. The following priorities can be identified in the context of packet services:

- bundling services in pre-set packages using multiservice network capabilities targeting specific broad user groups (small and medium businesses in the first place);
- Internet plus telephony via xDSL, and fixed and mobile service integration can be offered as basic packages.

Intelligent Network services (IN service)

Western telecom companies observe exponential growth of IN (Call Centers in particular). Experience of national operators – competitors of JSC CenterTelecom, robust interest of mass media to IN prove that some demand for them is expected to appear in Russia shortly. It would seem sensible to anticipate the demand and even now start to prepare services like personal portable number, toll free 800-numbers, Virtual Private Networks (VPN). Call Centers are particular promising, as such a Center can be efficiently used initially for the Company's own needs, like telemarketing, HelpDesk, support of card platforms, and generating new revenues through offering outsourcing to businesses. Some of the subsidiaries (Tver for instance) have already expressed their intention to consider provisioning of a Call Center at their facilities.

Establishing Call Centers based on intelligent networks should be viewed as a priority in development of new services. The issue may become extremely vital on the eve of forthcoming elections. The service may target both general public and business sector.

Pre-paid phone cards are convenient and accepted by customers means for making payments. Besides it is a beneficial for the operator way of collecting payments, as payments are made in advance improving profit margins. Cards are on sale in various locations, in addition to points of making payments, thus the latter will be less likely overloaded.

A universal card is particularly promising, as in addition to other benefits it will drive the demand for various services.

Putting in place a multiservice network to offer beside broadband access to data network Intelligent Network services and packaged services will help increase the volume and expand the sphere of information service offer and corporate network provisioning. Intelligent network services offer a real opportunity to improve ROI of the operated telephone network. Transition to a multiservice network is not the end in itself, but a response to market demand and growing user requirements.

The primary target for development of PSTN both in the CFD and across Russia is its digitalization on all layers by way of staged deployment of the digital network based on digital switches, nodes and digital links.

SDH links of STM-1, STM-4 and STM-16 are suggested for using as transmission systems in intra area transport network.

Equipment produced by leading manufacturers like Siemens, Alcatel, ECI, etc. is used as basis SDH systems.

Local transport networks at the metropolitan level will be mainly developed by migrating to ring-structures based on fiber-optic cable lines and exploiting modern transmission systems.

To improve efficiency of transporting all types of traffic a part of SDH system resources of public networks should be used for provisioning higher level transport networks MPLS/IP, ATM and other packet switching technologies.

Total installed switching capacity of CenterTelecom's local networks should reach over 6.9 million lines by the end of 2004, and currently is the largest public telephone network in Russia.

The share of digital switches is now closing on that of analog switches (at the end of 2004 digitalization of switches should reach around 48%), while crossbar switches still prevails in rural areas.

Step-by-step switches will be phased out in 2004-2005, while search for efficient ways to

upgrade or replace crossbar switches continues.

Multivendor digital switching equipment of over 20 different makes is used on the networks, including locally manufactured Euro Kvant, TOS, Elcom, etc., and EWSD, S-12, Si-2000, AXE-10 (as long-distance switches) from foreign vendors. Independent uncoordinated development of regional networks resulted in a multivendor environment and various makes of equipment on the telephone networks, numerous software releases and instances; so it is only natural that gradually narrowing the range of various disparate equipment pieces is treated as one of high priority tasks.

More frequently used makes of switches and other telecommunications network equipment (EWSD, S-12, Si-2000, Euro Kvant switches) are scheduled for installation in 2004 in line with Svyazinvest's guidelines.

CenterTelecom expects putting in operation some 630 thousand subscriber lines on its local networks increasing their capacity.

The strategic direction of public network development is their migration to multiservice networks offering numerous services.

For distribution of information implementation of packet switching technologies (like SoftSwitches) for provision of all telecommunications services is viewed as strategic approach; meanwhile packet telephony is treated not as a competitor of the traditional telephone service, but rather as a basis for provision of telephone services.

The existing legacy equipment should be modernized migrating toward convergence with the multiservice network being deployed.

In selection of new equipment priority should be given to those switching platform which support SoftSwitch features.

On the investment side the bulk of expenditures (over 70 per cent) should be channeled to expansion of access networks. These policies are consistent with the company's general development policies under the real market conditions given low penetration rates and insufficient number of granted applications for telephone installation.

Access network extension will make possible to ensure a universal access not only to public networks, but also to other types of networks, including the multiservice one. Access equipment should be based on V.5 interface, xDSL and wireless access systems.

Deployment of a single united multiservice network is one of the high priority goals. The network is expected to serve as a basis for the corporate network enabling optimization of interaction between the general directorate and the company's regional subsidiaries.

CenterTelecom's multiservice network should become an integral part of the united nationwide multiservice network of Russia accommodating for a unified information and telecommunications infrastructure supporting all traffic types (data, voice, video).

The key strategic areas of telecommunications network development are:

- Construction of a digital trunk network
- Upgrade of existing digital switching platforms subject to adequate business cases and feasibility studies
- Introduction of the new switching type – packet switching
- New roll-out based on the multiservice network
- Access network development

3.5 The issuer's participation in industrial, banking and financial groups, holdings, concerns and associations.

1. Organization: ***Association of operators providing telecommunications services by way of public payphones, equipment manufacturers, research and development institutes, design and implementation institutions in telecommunications industry (ATO).***

Joined in (year): 2001

Role and functions of the Issuer in the organization: ***Member of the association. Functions as provided by the Charter of ATO. Membership in the association shows intentions and agreement of members of association to coordinate their effort with those of other members in deployment, development and operation of payphone network in accordance with the Charter of ATO.***

2. Organization: *Association of operators of federal business service Iskra.*
Joined in: *2001*
Role and functions of the Issuer in the organization: ***Member of the association. Making use of Iskra network services.***

3. Organization: ***Association of joint-stock telecommunications companies of the Central Black-Soil area of Russia.***
Joined in: *1997*
Role and functions of the Issuer in the organization: ***Co-founder of a not-for-profit organization - Association of joint-stock telecommunications companies of the Central Black-Soil area of Russia. The association was established by telecommunications enterprises based on equality of its members in order to coordinate their activities in the Central Black-Soil area of Russia to pursue a consistent policy in development of telecom systems and facilities in the coverage areas, to provide assistance to members in efficient fund raising and appropriation of financial resources to implement federal, regional and local programs and projects, and protect their interests in relationships with state authorities and bodies, businesses and other agents.***

4. Organization: ***Association of operators of CDMA networks.***
Joined in: ***1998***
Role and functions of the Issuer in the organization: ***Functions according to the charter.***

5. Organization: ***Association of quality of service control in telecommunications and informatics – International Congress of quality in telecommunications.***
Joined in: ***2001***
Role and functions of the Issuer in the organization: ***Member of the association. The association arranges and conducts an annual International congress Quality of new millennium telecommunications.***

6. Organization: ***International association of cellular operators GSM MoU.***
Joined in: ***1998***
Role and functions of the Issuer in the organization: ***Member of the association. Functions according to the charter.***

7. Organization: ***Association of Russian GSM operators.***
Joined in: ***2000***
Role and functions of the Issuer in the organization: ***Member of the association. Functions according to the charter.***

8. Organization: ***Association of document transmission providers.***
Joined in: ***1996***
Role and functions of the Issuer in the organization: ***Member of the association. Participation in rollout of document transmission services.***

9. Organization: ***Volga regional association of telecommunications and IT engineers Teleinfo***
Joined in: ***1993***
Role and functions of the Issuer in the organization: ***Member of the Association. Functions according to the charter .***

10. Organization: ***Association of joint-stock telecommunications companies of the Central area.***
Joined in: 1995
Role and functions of the Issuer in the organization: ***Member of the Association. Functions according***

to the charter .

11. Organization: ***Kaluzhskaya regional Association of manufacturers and entrepreneurs Region.***
Joined in: 1994
Role and functions of the Issuer in the organization: ***Member of the Association. Functions according to the charter .***

12. Organization: ***Paging Association.***
Joined in: 1996
Role and functions of the Issuer in the organization: ***Member of the Association. Functions according to the charter.***

13. Organization: ***International association MART***
Joined in: 2002
Role and functions of the Issuer in the organization: ***Member of the Association. Functions according to the charter.***

3.6 Daughter and affiliated businesses/companies of the issuer

Information regarding interest owned by a daughter or affiliated company in the issuer's authorized (charter) capital and number of ordinary shares of the issuer owned by the daughter or affiliated company.

#	Full name of the organization	Abbreviated name of the organization	Location	Basis for recognition of the organization as daughter of or affiliated to JSC CenterTelecom	Activities	CenterTelecom's interest in the Charter Capital of the organization (%)	Number of the organization's ordinary shares owned by CenterTelecom	Interest owned by the affiliated/daughter organization in the authorized (charter) capital of JSC CenterTelecom (%)
Daughter companies								
1	Limited Liability Company TelecomStroy	TelecomStroy LLC	2 2nd Minski Pereulok, Ivanovo, 153017, Russia	The Company is entitled to control over 50% of votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	- construction and repair	100	Interest	
2	Limited Liability Company Teleport-Ivanovo	Teleport-Ivanovo LLC	90 Tashkentskaya Street, Ivanovo, 153032, Russia	The Company is entitled to control over 50% of votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	-data network services; -cellular and paging services; -trade in telecommunications equipment	100	Interest	
3	Limited Liability Company Telecom-Terminal	Telecom-Terminal LLC	13 Lenina Prospect, Ivanovo, 153000, Russia	The Company is entitled to control over 50% of votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	-trade in terminal devices; -repair of terminal devices	100	Interest	
4	Limited Liability Company MobilCom	MobilCom LLC	40 Gorkogo Street, Vladimir, 600017, Russia	The Company is entitled to control over 50% of votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	Trunking services to legal entities and individuals in the Vladimir region	100	Interest	

5	Limited Liability Company VladPage	VladPage LLC	42 Gorkogo Street, Vladimir, 600017, Russia	The Company is entitled to control over 50% of votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	Personal radiopaging service in Vladimir and the region, using ROSSAG standard and 157.925 Hz frequency.	75	Interest	
6	Private Joint-Stock Company CenterTelecomService	JSC ate JSC CenterTelecom Service	23 Proletarskaya Street, office 101, Khimki, Moscow region, 141400, Russia	The Company is entitled to control over 50% of votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	Provision of telecom services	75	749	
7	Limited Liability Company Manufacturing and implementation plant Svyaz-Service-Irga	Svyaz-Service-Irga LLC	20 Lermontovskaya Street, Office 13, Ryazan, 390046, Russia	The Company is entitled to control over 50% of votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	Repair and maintenance of telecom equipment, implementation, manufacturing, repair, maintenance of equipment, systems and devices for telephony and radio communications	70	Interest	
8	Private Joint-Stock Company Svyazproekt	Private JSC Svyazproekt	20 Narodnogo Opolchenya Street, building 2, Moscow, 123154, Russia	The Company is entitled to control over 50% of votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	design of telecommunications facilities	53	32	
9	Private Joint-Stock Company CentralTelecomService of the Moscow region	Private JSC CTCS MO	1a Kolomenski Proezd, Moscow, 115446, Russia.	The Company is entitled to control over 50% of votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	Provision of telecom services	51	51000	
10	Limited Liability	Vladimirski	32-B Stroiteley	The Company is entitled	Deployment and	51	Interest	

	Company Vladimirski Payphone	Payphone LLC	Prospect, Vladimir, 620014, Russia	to control over 50% of votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	provisioning in Vladimir and the region of a universal payphone network to offer intl. and long-distance telecom services, phone card services.			
11	Private Joint-Stock Company Telecom of Ryazan region	Private JSC Company Telecom of Ryazan region	33 Uritskogo Street, Ryazan, 390006, Russia	The Company is entitled to control over 50% of votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	telecom services	50.9	22905	
12	Private Joint-Stock Company TeleRossVoronezh	Private JSC TeleRossVoronez h	25 Krasnoarmeyskaya Street, Voronezh, 394006, Russia	The Company is entitled to control over 50% of votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	telecom services, directory and information services, investment into telecom network creation	50	585361	
13	Private Joint-Stock Company Vladimir-Teleservice	Private JSC Vladimir-Teleservice	45a Krasnoarmeyskaya Street, Vladimir, 600021, Russia	The Company is entitled to control over 50% of votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	Telematic and data services in Vladimir region	50	11000	
Affiliated entities								
14	Private Joint-Stock Company Cellular Communications of Black-Soil Area	Private JSC Cellular Communications of Black-Soil Area	25 Plekhanovskaya Street, Voronezh, 394018, Russia.	The Company is entitled to control over 20% votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	Cellular services using NMT-450 standard	45.00	720	

15	Private Joint-Stock Company Kaluzhskaya Cellular Communications	Private JSC Kaluzhskaya Cellular Communications ("KCC")	38 Teatralnaya Street, Kaluga, 248600, Russia	The Company is entitled to control over 20% votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	Provision of cellular telephone service in 450 MHz band	42.00	42	
16	Private Joint-Stock Company Smolenskaya Cellular Communications	Private JSC Smolenskaya Cellular Communications	6 October Revolution Street, Smolensk, 214000, Russia	The Company is entitled to control over 20% votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	communications	40.00	2349200	
17	Private Joint-Stock Company Ryazanskaya Cellular Communications	Private JSC Ryazanskaya Cellular Communications	4 Televizionnaya Street, Ryazan, 390011, Russia	The Company is entitled to control over 20% votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	Provision of cellular telephone service in 450 MHz band.	40.00	60	
18	Private Joint-Stock Company Tverskaya Cellular Communications	Private JSC Tverskaya Cellular Communications	52 Radischeva boulevard, Tver, 170000, Russia	The Company is entitled to control over 20% votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	NMT Cellular Communications in 450 MHz band	40.00	120	
19	Private Joint-Stock Company Bryanskie Cellular Networks	Private JSC Bryanskie Cellular Networks	44 Emlyutina Street, Bryansk, 241011, Russia	The Company is entitled to control over 20% votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	Cellular Communications services	34.38	2750	

20	Private Joint-Stock Company Belgorodskaya Cellular Communications	Private JSC Belgorodskaya Cellular Communications	35 Kostyukova Street, Belgorod, 308024, Russia.	The Company is entitled to control over 20% votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	Cellular communications in AMPS-800 standard	30.00	30000	
21	Private Joint-Stock Company Radiopaging Incorporated Company	Private JSC Radiopaging Incorporated Company "	20 Narodnogo Opolchenya Street, building 2, Moscow, 123154, Russia	The Company is entitled to control over 20% votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	Paging services	30.00		
22	Limited Liability Company Rating	Rating LLC	123 Lenin Prospect, Office 403, Obninsk, Kaluga region, 249035, Russia	The Company is entitled to control over 20% votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	UHF, VHF, FM on-air and wireline sound program broadcasting, radio editing service, design and placement of advertising on radio	29.39	Interest	
23	Limited Liability Company Tver Telecom	Tver Telecom LLC	24 Novotorzhskaya Street, Tver, 170000, Russia,	The Company is entitled to control over 20% votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	Telecom network development	26.00	Interest	The interest in the authorized (charter) capital is 0.0176
24	Public Joint-Stock Company Telecommunications Company RINFOTELS	JSC Telecommunicatio ns Company Rinfotels	43 Esenina Street, Ryazan, 390023, Russia	The Company is entitled to control over 20% votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	Data, telematic services, Internet access	26.00	7904	The interest in the authorized (charter) capital is – 0.00109 Percentage of voting shares: 0.00145

25	Public Joint-Stock Company Kaluzhski Gas and Energy Joint-Stock Bank Gasenergobank	JSC Kaluzhski Gas and Energy Joint-Stock Bank Gasenergobank	4 Plekhanova Street, Kaluga, 248030, Russia,	The Company is entitled to control over 20% votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	Financial services	25.21	68200	
26	Limited Liability Company Trunksvyaz	Trunksvyaz LLC	14 Plekhanovskaya Street, Voronezh, 394018, Russia	The Company is entitled to control over 20% votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	Engineering of manufacturing and repair of radio communications, training and education of skilled experts for manufacturing and operation f telecom facilities, other services.	25.00	Interest	

* Private JSC MOTECO was renamed as Private Joint-Stock Company CenterTelecomService of the Moscow region (Private JSC CTCS MO) pursuant to a decision passed by an annual meeting of shareholders on June 10, 2003. The change in the name was registered on October 9, 2003 in the Unified State Register of legal entities (Certificate # 2037724056742).

Currently JSC CenterTelecom is working to assess efficiency of its participation in the daughter and affiliated companies aiming at:

- development and implementation of a restructuring model for daughter and affiliated entities and optimizing and streamlining assets structure;
- development and implementation of a management system for daughter and affiliated companies

3.7 Composition, structure and value of the issuer's fixed assets, plans on acquisition, replacement and retirement of fixed assets, and instances of encumbrances of the issuer's fixed assets.

3.7.1 Fixed assets

As at September 30, 2003

As at September 30, 2003 the original value of fixed assets of the issuer was RUR31,897105,734; depreciated (written-down) book-value was RUR19,045,151,523.

Depreciation charged in 3Q2003 was RUR1,299,969,588

Group of fixed assets	Total pre revaluation value	Depreciated (less depreciation) value before revaluation	Revaluation date	Total after revaluation value	Depreciated (less depreciation) value after revaluation
Fixed assets in operation	30,424,486,837	17,944,942,104	-	-	17,944,942,104
Land plots and nature utilization facilities	5,463,248	5,463,248	-	-	5,463,248
Buildings except social sphere	3,825,076,963,	2,939,176,449	-	-	2,939,176,449
Telecommunications lines	8,662,167,572,	3,759,726,292	-	-	3,759,726,292
Other facilities, except social sphere	419,189,125	266,591,214	-	-	266,591,214
Transportation vehicles, except social sphere	465,483,420	202,769,513	-	-	202,769,513
Switches	8,571,671,552	5,621,462,074	-	-	5,621,462,074
Other network equipment	6,653,405,566	4,117,284,193	-	-	4,117,284,193
Computers and office equipment	736,358,949	433,819,789	-	-,	433,819,789
Other fixed assets, except social sphere	1,085,670,442	598,649,332	-	-	598,649,332
Fixed assets in warehouses and kept before operation (except social sphere)	3,527,592	3,177,359	-	-	3,177,359
Buildings kept in storing state, except social sphere	25,000	25,000,	-	-	25,000
Telecommunications lines	8,620	8,620	-	-	8,620
Other facilities, except social sphere	-	-	-	-	-
Transportation vehicles, except social sphere	-	(936)	-	-	-936
Switches	127,382	99,683	-	-	99,683
Other network equipment	1,648,852	1,462,730	-	-	1,462,730
Computers and office equipment	109,722	99,585	-	-	99,585
Other fixed assets, except social sphere	1,608,016	1,482,677	-	-	1,482,677

Fixed assets received under leasing	993,107,590	841,652,255	-	-	841,652,255
Transportation vehicles, except social sphere	-	-	-	-	
Switches	722,468,075	616,138,018	-	-	616,138,018
Other network equipment	216,598,273	190,773,439	-	-	190,773,439
Other fixed assets, except social sphere	54,041,242	34,740,798	-	-	34,740,798
Fixed assets with depreciation charged to account 29	162,349,241	129,919,758	-	-	129,919,758
Fixed assets valued at over 10 thousand	197,407,567	12,146,114	-	-	12,146,114
Other network equipment	55,530,582	4,726,854	-	-	4,726,854
Computers and office equipment	24,498,556	1,724,151	-	-	1,724,151
Other fixed assets, except social sphere	117,378,429	5,695,109	-	-	5,695,109
Fixed assets with depreciation charged to account 29, valued at less than RUR10 thousand	3,275,312	362,338	-	-	362,338
Housing facilities	112,951,595	112,951,595	-	-	112,951,595
Total	31,897,105,734	19,045,151,523	-	-	19,045,151,523

Latest revaluation of fixed assets and leased for long-term fixed assets performed during the past five years:

Before the consolidation of the Company taken place on November 30, 2002, there was no revaluation of the issuer's fixed assets. Fixed assets of the merged companies were valued for accounting purposes at their depreciated book value as at November 30, 2003. Though it should be noted that in some of the merged companies in 2000-2002 revaluations were actually taken place. As revaluations were made by independent at that time companies and due to different revaluation times (Voronezh, Orel, Tambov – 2000, Tula, Kaluga, Kostroma – 2001, Tver – 2000-2002) and various valuation techniques (different appraisers) the issuer does not think it makes any sense to report detailed data on revaluation history for each of the merged companies before the consolidation.

Data as on December 31, 2003 will be provided after annual financial statements and reports for 2003 are compiled.

3.7.2 Value of immovable property of the issuer

Preliminary assessed value of immovable property (land plots, buildings, facilities) of the issuer as of December 31, 2003 is RUR11,809.3 million. Finalized information will be provided upon completion of compiling the annual financial statements and reports for 2003.

IV. Financial and business performance of the issuer

4.1 Results of the financial and business operations of the issuer

In the issuer's quarterly report for the fourth quarter information in item 4.1 is not provided.

4.1.1 Profit and losses

4.1.2. Causes of changes in the issuer's revenues from sales of goods, products, works, services and profit (losses) from recurrent operations.

4.2. Liquidity of the issuer

In the issuer's quarterly report for the fourth quarter information in item 4.2 is not provided.

4.3 Amount, structure and sufficiency of the issuer's capital and current assets

4.3.1 Value and structure of the issuer's capital and current assets

- authorized (charter) capital of the issuer: RUR631,199,896.5 – according to the founding documents of the issuer.
- Detailed data on capital structure and current assets of the issuer will be provided upon completion of compiling the annual financial statements and reports for 2003.

4.3.2 Sufficiency of the capital and current assets of the issuer

Pursuant to guidelines recommended by Standards of bond issues and their prospectuses of issue as approved by FCSM the issuer possesses enough capital to meet short-term obligations and cover current operations costs and expenses. According to the balance sheet as the end of nine months of the reporting year the amount in line 490 Form 1 exceeds the amount in line 590 Form 1 by 2.78 times. The amount of average daily operation costs and expenses and the issuer's debt servicing funds for 3Q2003 is RUR7,009 thousand, the estimate for the fourth quarter is RUR8,000 thousand. The issuer expects that current assets according to the balance sheet at the end of 9 months of 2003 will be enough to cover current operation expenses forecast for the fourth quarter of 2003.

Finalized information as on December 31, 2003 will be provided upon completion of compiling the annual financial statements and reports for 2003.

4.3.3 Cash and cash equivalents

The issuer's needs in raised funds for 1Q2004 **are anticipated** at RUR 3,629 million, for 2004 – in the amount of RUR11,699 million.

Changes in the issuer's investment program is a factor affecting the issuer's requirements for debt financing.

For 2004 the issuer **forecasts** the following debt financing break down:

- long-term loans and credit facilities:
- short-term loans and credit facilities;
- bonds with long maturity periods.

The issuer has no arrested bank accounts and accounts receivables in banks on bank records.

4.3.4 Financial investments of the issuer

The issuer's share is over 10%

#	Full name of the organization	Abbreviated name of the organization	Location	Type of securities	State registration number of the issues of securities	Date of registration of the securities issues and registration authority	Dividend (RUR per share) for 2002	Time frame for dividend payment	Nominal value of investments owned by JSC CenterTelecom, RUR	Book-value of investments owned by JSC CenterTelecom, RUR	Number of shares, owned by JSC CenterTelecom, pieces
1	Limited Liability Company Telecom-Stroy	Telecom-Stroy LLC	6 2-nd Minski Pereulok, Ivanovo, 153017, Russia	Interest			-		510512	510512	Interest
2	Limited Liability Company Teleport Ivanovo	Teleport Ivanovo LLC	90 Tashkentskaya Street, Ivanovo, 153032, Russia	Interest			-		151250	151250	Interest
3	Limited Liability Company Telecom-Terminal	Telecom-Terminal LLC	13 Lenina Prospect, Ivanovo, 153000, Russia	Interest			-		259979	259979	Interest
4	Limited Liability Company MobilCom	MobilCom LLC	40 Gorkogo Street, Vladimir, 600017, Russia	Interest			-		2250000	2250000	Interest
5	Limited Liability Company VladPage	VladPage LLC	42 Gorkogo Street, Vladimir, 600017, Russia	Interest			-		41250	41250	Interest
6	Private Joint-Stock Company CenterTelecom Service	Private JSC CenterTelecom Service	23 Proletarskaya Street, room 101, Khimki, Moscow region, 141400, Russia	Ordinary shares	1-01-43148-H	07.06.2003, branch of FCSM for Central Federal District	-		74900	74900	749
7	Limited Liability Company Manufacturing and implementation plant Svyaz-Service-Irga	Svyaz-Irga-Service LLC	20 Lermontovskaya Street, Office 13, Ryazan, 390046, Russia	Interest			-		700	15700	Interest
8	Private Joint-Stock Company Svyazproekt	Private JSC Svyazproekt	20 Narodnogo Opolchenya Street, building 2, Moscow, 123154, Russia	no operations					6400	4139	
9	Private Joint-Stock Company CenterTelecomService of the Moscow region	Private JSC CTCS MO	1a Kolomenski Proezd, Moscow, 115446, Russia.	Ordinary shares	1-04-25115-H 1-01-25115-H	28.12.2001 branch of FCSM for Central Federal District) 26.12.2000	no		51000	87353622	51000
10	Limited Liability Company Vladimirski	Vladimirski Payphone LLC	32-B Stroiteley Prospect, Vladimir,	Interest			-		92500	92500	Interest

	Payphone		620014, Russia								
11	Private Joint-Stock Company Telecom of the Ryazan region	Private JSC Telecom of the Ryazan region	33 Uritskogo Street, Ryazan, 390006, Russia	Ordinary shares	1-01-04075-H	28.04.1998 Interregional branch of FCSM of Russia	6.00	not later than October 1, 2003	22905	486115	22905
12	Private Joint-Stock Company TeleRoss-Voronezh	Private JSC TeleRoss-Voronezh	25 Krasnoarmeyskaya Street, Voronezh, 394006, Russia	Ordinary shares	31-1-1434	07.08.1997 Financial Dept of the Administration of the Voronezh region	No		585361	585361	585361
13	Private Joint-Stock Company Vladimir-Teleservice	Private JSC Vladimir-Teleservice	20 Gorokhovaya Street, Vladimir, 600017, Russia	Ordinary shares	1-01-18771-H	25.09.2000 interreg. branch of FCSM	25.9	not later 01.11.2003	11000	11000	11000
14	Private Joint-Stock Company Cellular Communications Of Black-Soil Area	Private JSC Cellular Communications Of Black-Soil Area	25 Plekhanovskaya Street, Voronezh, 394018, Russia.	Ordinary shares	31-1-1098	18.06.1996, Orel branch of FCSM	no		28800	30460	720
15	Private Joint-Stock Company Kaluzhskaya Cellular Communications	Private JSC Kaluzhskaya Cellular Communications (KCC)	38 Teatralnaya Street, Kaluga, 248600, Russia	Ordinary shares	37-1-175	21.07.1997, Department of Finance, Administration of Kaluga region	no		8400	8400	42
16	Private Joint-Stock Company Smolenskaya Cellular Communications	Private JSC Smolenskaya Cellular Communications	6 Octyabrskaya Revolution Street, Smolensk, 214000, Russia	Ordinary shares	63-1-212 63-1-243	24.03.1997 Financial Dept. of Administration of Smolensk region 2.06.1997	no		2349200	2349200	2349200
17	Private Joint-Stock Company Ryazanskaya Cellular Communications	Private JSC Ryazanskaya Cellular Communications	4 Televizionnaya Street, Ryazan, 390011, Russia	Ordinary shares	59-1-00619	26.06.1995, Financial Dept. of Administration of Ryazan region	no		12000	12000	60
18	Private Joint-Stock Company Tversksaya Cellular Communications	Private JSC Tverskaya Cellular Communications	52 Radischeva boulevard, Tver, 170000, Russia	Ordinary shares	1-01-11858-H	21.12.1998 FCSM of Russia, Interreg. branch	no		12000	12000	120
19	Private Joint-Stock Company Bryanskie Cellular Networks	Private JSC Bryanskie Cellular Networks	44 Emlyutina Street, Bryansk, 241011, Russia	Ordinary shares	1-01-60069-J	13.10.1997 Orel branch of FCSM	no		275000	275000	2750
20	Private Joint-Stock Company Belgorodskaya Cellular Communications	Private JSC Belgorodskaya Cellular Communications	35 Kostyukova Street, Belgorod, 308024, Russia	Ordinary shares	26-1-826	22.07.1997 Finance and Tax Policies Dept. of the Administration of the Belgorod region	no		1749000	1749000	30000
21	Private Company Radiopaging Incorporated Company	Private Company Radiopaging Incorporated Company	20 Narodnogo Opolchenya Street, building 2, Moscow, 123154, Russia	no current operations					147233	147233	
22	Limited Liability Company Rating	Rating LLC	123 Lenin Prospect, Office 403, Obninsk,	Interest			-		36315,88	36315,88	Interest

			Kaluga region, 249035, Russia,								
3	Limited Liability Company Tver Telecom	Tver Telecom LLC	24 Novotorzhskaya Street, Tver, 170000, Russia,	Interest			no		50436	50436	Interest
4	Public Joint-Stock Company Telecommunications Company RINFOTELS	JSC Telecommunications Company RINFOTELS	43 Esenina Street, Ryazan, 390023, Russia	Ordinary shares	59-1-00596	07.04.1995. Financial Dept. of the Administration of the Ryazan region	10.50	from April 30, 2003 through June 28, 2003	79040	25400	7904
5	Public Joint-Stock Company Kaluzhski Gas and Energy Joint-Stock Bank Gasenergobank	JSC Kaluzhski Gas and Energy Joint-Stock Bank Gasenergobank	4 Plekhanova Street, Kaluga, 248030, Russia,	Ordinary shares	10103252B		1.818	before December 31, 2003	6820000	6820000	68200
6	Limited Liability Company Trunksvyaz	Trunksvyaz LLC	14 Plekhonovskaya Street, Voronezh, 394018, Russia	Interest			-		25000	25000	Interest
7	Limited Liability Company RadioLine	RadioLine LLC	77 Tula, Lenina Prospect, Tula, 300012, Russia	Interest			-		650	650	Interest
8	Private Joint-Stock Company Oskol-Telecom	Private JSC Oskol-Telecom	34 Solnechny township, Stary Oskol, Belgorod region, 309500, Russia.	Ordinary shares	1-02-60073-J	02.12.1997, Orel branch of FCSM	no		1886	471500	1886
9	Private Joint-Stock Company Scientific-Technical Center COMSET	Private JSC NTC COMSET	7 Zeleny Pr., 4th floor, Moscow, 111141, Russia	Ordinary shares	1-03-06-525-H	29.11.1999, interreg. branch of FCSM	12.33	during 2003 (from May 28, 2003 through July 26, 2003 according to Charter)	35470	35470	3547
0	Private Joint-Stock Company Optimum-Svyaz	Private JSC Optimum-Svyaz	116/1 Esenina Street, office 704, Ryazan, 390046, Russia	Ordinary shares	59-1-00852	02.06.1997, Financial Dept. of the Administration of Ryazan region	no		10000	10000	10

JSC CenterTelecom does not own any preference shares of these companies.

#	Full name of the organization	Abbreviated name of the organization	Location	INN	CenterTelecom's interest in the authorized (charter) capital of the organization, %	Nominal value of investment, RUR	Dividend (RUR per share) for 2002	Time-frame for dividend payment
1	Public Joint-Stock Company Kaluzhski Registration Center	JSC Kaluzhski Registration Center	9 Stary Torg Square, Kaluga, 248630, Russia	4027028378	9.87	60000	-	

2	Private JSC Voronezh Regional Agency of Small and Medium Business Support	Private JSC Voronezh Regional Agency of Small and Medium Business Support	7/9 Srednemoskovskaya Street, Voronezh, 394000, Russia	3666041862	8.97	5000	-	
3	Joint-Stock Company Teleservice	JSC Teleservice	119 Leninski Prospekt, Voronezh, 394007, Russia	3661013974	6.60	72000	-	
4	Private Joint-Stock Company Information Agency InformCourrierSvyaz	Private JSC InformCourrierSvyaz	12 Klenovy Boulevard, Moscow, 115470, Russia	7725038999	6.2	29000	-	
5	Private Joint-Stock Company Lipetsk-Mobile	Private JSC Lipetsk-Mobile	3 Oktyabrskaya Street, Lipetsk, 398059, Russia	4824010773	6.00	102017	-	
6	Public Joint-Stock Company Comset	JSC Comset	7 Mayakovskogo Street, Stupino, Moscow region, 142800, Russia	5045003473	5.17	698355	-	
7	Joint-Stock Commercial Bank LINK-bank (Public Joint-Stock Company)	JS Commercial Bank LINK-bank (Public JSC)	7 Dmitrovskoe Shosse, korpus 2, Moscow, 127434, Russia		4.92	300000	1,5	before the end of the fiscal year
8	Private Joint-Stock Company Information company Informsvyaz -Chernozemie	Private JSC IC Informsvyaz - Chernozemie	35 Revolution Prospekt, Voronezh, Russia. B.I. Dan'shin	3666077347	4.00	4000	40	before the end of the fiscal year
9	Private Joint-Stock Company STARTCOM	Private JSC STARTCOM	6 2nd Spasonalivkovski per., GSP-1, Moscow, 117909, Russia	7706178581	3.70	18500	96,52	before the end of the fiscal year
10	Joint-Stock Company Yaroslavskoe Commercial and Trading Enterprise Volga	JSC Yaroslavskoe Commercial and Trading Enterprise Volga *	River Station, Volzhskaya Embankment, Yaroslavl, Russia	No data available	3.00	28500	-	

11	Joint-Stock Company Krugozor recreation center	JSC Krugozor	2 Clara Tzetkin Street, Kislovodsk, 357700, Russia	2628005220	2.47	98800	11	before the end of the fiscal year
12	Joint-Stock Company Commercial Bank Tulski Industrialist	JSC AC Tulski Industrialist	18-B Smidovich Street, Tula, Russia	7104024168	1.7	587797	0,035	before the end of the fiscal year
13	Inter-regional commercial bank for development of telecommunications and information technology (Public Joint-Stock Company)	Inter-regional commercial bank for development of telecommunications and information technology Svyaz-Bank (JSC)	7 Tverskaya Street, Moscow,125375, Russia	7710301140	1.28	1975089	-	
14	Joint-Stock Company Ivanovo Margarine Factory	JSC Ivanovo Margarine Factory	7 11th Proezd, Ivanovo, 153006, Russia	3730013671	0.2	406710	-	
15	Joint-Stock Company Shuiski Oil extraction Factory	JSC Shuiski Oil extraction Factory	1 6th Embankment Street, Shuya, Ivanovo region, 155901, Russia	3706008247	0.2	559960	-	
16	Private Joint-Stock Company Private Joint-Stock Company Comincom – Black-Soil	Private JSC Private Joint-Stock Company Comincom – Black-Soil	12 Lenin Square, Voronezh, Russia	3666063295	0.06	5000	-	
17	Joint-Stock Company Kurski Industrial Bank	JSC Kurskprombank	13 Lenin Street, Kursk, 305000, Russia	No data available	0.02	6666	0,14	before the end of the fiscal year
18	Joint-Stock Company Belgorodpromstroybank	JSC Belgorodpromstroybank	79 Narodnaya Street, Belgorod, Russia	3123000424	0.017	2031	0,1	before the end of the fiscal year
19	Prio Vneshtorgbank	JSC Prio Vneshtorgbank	82/26 Esenina Street, Ryazan, 390023, Russia (+7 0912) 24-49-00, 24-49-28	6227001779	0.002	750	-	

20	Joint-Stock Company Bank for Social Development and Construction Lipetskcombank	JSC Bank for Social Development and Construction Lipetskcombank	8 Internatsionalnaya Street, Lipetsk, 398050, Russia	4825005381	0.0072	18000	-	
21	Joint-Stock Company Ryazan Oil Refinery	JSC Ryazan Oil Refinery	Nikulichi community, Ryazan, Russia	6227001377	0.0047	25	-	
22	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	JSC AC Saving Bank of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	0.002	18550	109	before the end of the fiscal year
23	Joint-Stock Company for International and long-distance telecommunications Rostelecom	OJSC Rostelecom	5 Delegatskaya Street, Moscow, Russia	7707049388	0.0002	5.21	0,54347	before the end of the fiscal year
24	Joint-Stock Company bank Vozrozhdenie (Revival)	JSC Vozrozhdenie	16 Marshal Zhukov Street, Odintsovo, Moscow region, Russia	no data available	0.0001	160	0,5	before the end of the fiscal year
25	Joint-Stock Bank Incombank	AB Incombank	14 Nametkina Street, building 1, Moscow, 117420, Russia	no current operations				

* Private JSC MOTECO was renamed as Private Joint-Stock Company CenterTelecomService of the Moscow region (Private JSC CTCS MO) pursuant to a decision passed by an annual meeting of shareholders on June 10, 2003. The change in the name was registered on October 9, 2003 in the Unified State Register of legal entities (Certificate # 2037724056742).

Note: regarding Private JSC RINFOTELS. Following a securities issue the number of ordinary book-entry registered shares of JSC RINFOTELS owned by JSC CenterTelecom, was increased by 7,488 pieces and reached 7,904 pieces totaling to RUR79,040. Nominal value of 1 share is RUR10.

Currently the issuer undertook renewal of registration of shares in their registers of the companies where CenterTelecom has interest due to being a legal successor

after the reorganization (owner of shares were companies merged into CenterTelecom).

According to PBU (accounting rule) 19/02, provisions for securities depreciation are allocated in the Company in the end of 2003.

There were no funds in the accounts with banks and other loan making organizations whose licenses were either suspended or revoked, or a decision to wind up or reorganize such organizations was made, or bankruptcy proceedings were launched against them, or a decision to declare them insolvent (bankrupt) was passed.

Figures shown under this item are in accordance with accounting rule PBU 19/02 Accounting for financial investment

4.3.5 Intangible assets of the issuer

	Group of intangible items	Total value, RUR	Depreciation, RUR
1.	Exclusive brand names and trade marks	58229	6308
	TOTAL	58229	6308

Intangible items were accounted for according to PBU 14/2000 approved by Order #91n of October 16, 2000 issued by the Ministry of Finance.

Data as on December 31, 2003 will be provided once annual financial statements and reports for 2003 are compiled.

4.4 Policies and expenses of the issuer in respect of R&D, licenses and patents, new designs and research reports

Currently a draft contract for provision of information and consulting services is negotiated for the purpose of revealing and accounting for intellectual property items in the Moscow subsidiary of the Company.

Patent validity term, trademarks (service marks) registration is defined according to applicable law. Effective legislation provides for extension of validity term of patents and registered trademark (service mark) registration.

The Company was issued Trademark Certificate # 200257 of March 11, 2001. The trademark is used by the Company to differentiate and make distinct and recognizable is products, works and services. The registration of the Company trademark is effective across the whole of the Russian territory for 10 years as of October 16, 2000.

4.5 Trend analysis of the core business of the issuer

Market development.

Telecommunications is one of rapidly evolving industries of the nation's economy with growth rates significantly surpassing that of other industries. Share of the telecommunications in the GDP persistently grows (1999 – 1.8 %, 2000 – 2.1%, 2001 – 2.39%, 2002 – 2.7%).

Growing share of telecommunications services in Russia's GDP


Growth of telecom industry share in Russia's GDP
Share of Telecom Industry in GDP, %
3
2,5
2
1,5
1
0,5
0
1999
2000
2001
2002
Year

According to CominfoConsulting forecast the total Russian telecommunications market volume by 2006 will jump 2.6 times (as compared to 2002) and reach over RUR550 billion. Data market will grow 5 times through expansion of Internet access and acceptance of new services, like IP-telephony, VPN, etc.

Mobile communications market will grow by 2.8 times (from 2002 level) due to expansion of subscriber base. All industry analysts agree that further mobile market growth will be in the regions.

The number of household fixed line telephone sets connected or having an access to PSTN per 1,000 people in urban areas of Central Federal District grew in 2002 by 8% and by 7% in rural areas. Though the growth rates are not particularly high, they become faster. From 1998 the number have grown almost 1.5 times.

Sales of basic telephone services in CFD steadily grow, with number of telephone calls increasing by 195.2% from the level of 1998. International telephone calls rose by some 233.2%.

Over several past years revenues generated by various services are naturally rebalanced in favor of advanced services, mostly mobile services. The CFD is not an exception. Starting from 1999 the share of fixed line telephony in revenues fell from 87% to 66% due to evolving new technologies.

Revenues generated by telecommunications services tend to grow steadily; according to Goscomstat data average annual growth rates of revenues from core business of telecommunications companies were 140% (or around RUR40 billion per year).

General positive trends in the development of telecommunications invariably affect operations of JSC CenterTelecom.

Excerpts from the report of R. Amaryan, General Director of JSC CenterTelecom at the annual meeting of shareholder of JSC CenterTelecom on June 24, 2003.

The year of 2002 marked a breakthrough in the development of our Company. With completion of Svyazinvest restructuring seventeen regional telecommunications companies of the Central and Central Black-Soil regions were joined to JSC CenterTelecom, making it a leading company in the nation's economy with RUR16 billion of annual turnover.

JSC CenterTelecom is a transparent market driven company, its securities are traded on the Russian Trading System, MICEX, and its Level 1 ADRs are available on foreign stock markets. The market closely watches developments in the Company.

Successful wrap up of consolidation was positively perceived on the market. At the start of trading in shares of the consolidated company its market capitalization was USD480 million and robust growth of the share price continues at the moment.

Officially JSC CenterTelecom as a MultiRegional company has been in operation since November 30, 2002; nevertheless some conclusions may be drawn at the present moment, setting priorities and immediate tasks of becoming a mature company, a modern telecom operator on equal footing with leading European providers by scale of operations.

The Company possessed a well-developed telecommunications infrastructure in Russia's most densely populated area, with 6 million subscriber numbers of installed switching capacity, 27 long-distance exchanges, 3.9 million subscribers of wireline sound program broadcasting, 125 thousand subscribers of Cable TV, 1,700 internet hosts, other telecom facilities.

2002 fiscal year was successful for all the regional subsidiaries and the Company as whole.

Revenues reached RUR16.4 billion, profit from sales – RUR4.26 billion, net profit – RUR1.84 billion, of which RUR260 million or 24% according to recommendation of the Board of Directors was allocated for dividend payments.

Some RUR4.79 billion were invested into development of the core business.

It should be noted that during the reorganization growth rates of subsidiaries and the Company remained robust and high. In 2002 total sales grew 28% over the previous year level, while expenses rose only by 21.4%, resulting in 51.8% growth of profit from sales as compared to the aggregate figure of the regional operators in 2001 before the merger.

Revenues from telecom services in 2002 rose by RUR3.6 billion as compared to 2991, with RUR1.8 billion growth owing to expanded sales. Noticeably, by 1.6 times grew the share of revenues generated by new services.

Generic business efficiency indices of the Company greatly improved.

Revenues per line in 2002 reached RUR227.4 thousand growing 30% and reaching 125% of 2001 level, unit costs were only 95% of the 2001 level. Improved productivity resulted from growing sales and personnel reduction by 3.8%.

During 2002 the Company put into operation switches with total switching capacity of 497.6 thousand lines, of which 40 thousand in rural areas and 30 thousand of mobile networks.

Over 3 thousand km of cable trunk lines were laid, over 10 thousand of IDD circuits, radio transmitters having total transmitting power of 1.8 kW.

Growing investments in fixed assets are justified by bright outlook for future business development of the Company. In the liberalized market environment and toughening competition CenterTelecom manages to maintain dominating position in traditional telephony market: the Company's share in the CFD (excluding Moscow) is around 85%, the position being kept by aggressive investment policies. The demand for traditional services in virtually all regions is running ahead of the supply.

There is also a pent-up demand for new services. CenterTelecom captured leading positions in Internet market in the majority of regions. Growing household computer penetration creates favorable prospects for sales.

Results of the year evidence impressive general potential of business development of the consolidated Company. However much needs to be done to realize the growth potential. Pooling capitals, legal registration are merely the first, formal stage of the reorganization. The Company faces some complex problems on the way to become a seasoned consolidated company. Some of the key issues are:

Implementation of an efficient corporate management system.

Even now it can be said, that the most immediate measures to cope with the problem involving the "human factor" were carried out smoothly and efficiently. The Company is stable, as the first quarter results witness.

Creating a sound management system we are guided by principles accepted by the world business community and recommendations of Code of Corporate Behavior, approved by the Russian government. The Board of Directors passed relevant Declaration of adherence to these principles.

New issues of the Charter and internal regulations of the Company approved by the general meeting of shareholders held on February 20, 2003 take into account provisions of the Code.

This approach gives us grounds to expect a corporate governance score to be assigned. To this end in November 2002 an agreement was signed with Standard&Poor's and a CGS of 5.3 was assigned to CenterTelecom. Though the score is just slightly above medium level due to difficulties of restructuring, it helped us have another look at our work and resolve some management issues that can be directly influenced by the Company's executives.

In particular, much was done to ensure transparency and openness of the Company. The Board approved investor and public relations programs to pursue policies in line with strategic objectives of the Company.

In the reporting year the Company undertook serious effort to accept a unified budgeting technique approved by Svyazinvest. A sound and balanced budget was drawn up for this year, but instability of external factors made us amend it. In streamlining and improving management of the Company we intend to more extensively use techniques of target planning making the management more stable and decisions more transparent.

The first step in introducing unified principles of pricing was elaborated in 2002 and supported by MAP unified rates for international telephone services in the territory of the Central Federal District. Monthly rate were made significantly more even. Pricing should be streamlined taking into account specific features of regional markets and marketing policy of the Company.

Implementing our technical policies we initiated process of unification of equipment and technologies. Technical audit of the united company revealed that in the regional subsidiaries there are over 20 makes of switching equipment only supplied both by Russian and foreign vendors. This is also the case for transport and data networks.

Even next year the range of switching equipment makes will be significantly reduced. Then unification of billing systems for account settlement with subscribers, creation of unified billing and payment centers.

Deployment of corporate network for the Company is particularly vital, as it is virtually impossibly to implement modern system integration methods in operation and management.

For the future a task of a paramount importance is technological interaction of networks built on the regional principle, creation of a technical basis for managing these networks and regional subsidiaries as whole. In this respect we work closely with industrial design institute Giprosvyaz.

In general, the Company should work out a common corporate development strategy. Bearing in mind features of regional markets we need to put a place an efficient decision-making chain, starting from market research through investment planning to service offer. Only within such framework it is feasible to ensure efficiency of capital expenditures and satisfying the demand to the utmost degree possible.

As a public joint-stock company profit making, improving business efficiency of the Company and

building-up shareholder's value are indisputably top priority in the development of the Company. Meanwhile, expanding the telecommunications infrastructure in 17 constituent entities of the Russian Federation one should not ignore social needs. Even this year the installation of telephone sets for disabled war veterans should be completed, solutions to grant requests of long-waiting applicants should be found, installation of phones in rural areas should be continued.

From CenterTelecom previous experience successful operations in the regions, fulfillment of social tasks greatly rely on productive cooperation with authorities both in federal and local. Constructive relationship with governmental authorities and agencies is another cornerstone of our strategy.

Initial operating results of the united company assure us of stable future. Despite complexity and variety of problems facing the company-operator in the Central Federal District, I am absolutely confident that 70 plus thousand strong personnel of CenterTelecom will successfully fulfill the tasks facing the Company.

V. Detailed information about individuals – members of the issuer's governing bodies, internal control and supervisory bodies of the issuer, brief data on the issuer's employees (personnel).

5.1 Structure and powers of the issuer's governing bodies.

General meeting of shareholders, Board of Directors, Management Board.

Powers of the general meeting of shareholders of the issuer pursuant to its charter (founding documents):
Article 13 (The Charter of JSC CenterTelecom) General Meeting of Shareholders

13.1 The General Meeting of Shareholders is the Company's highest management body.

13.2 The following matters lie within the authority of the General Meeting of Shareholders and may not be referred for resolution to the Company's Board of Directors, General Director or Management Board:

1) introduction of amendments and addenda hereto or approval of a new version of the Company Charter (subject as provided in the Federal Law 'On Joint Stock Companies'), resolutions on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

2) reorganization of the Company, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

3)liquidation of the Company, appointment of the liquidation commission and approval of the interim and final liquidation balance sheets, resolutions on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

4) election of members of the Board of Directors, to be conducted by cumulative voting;

5) early termination of the authority of members of the Board of Directors, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

6) determination of the quantity, nominal value and category (type) of declared shares of the Company and rights to be conferred by such shares, resolutions on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

7) increase of the Company's charter capital by increasing the nominal value of shares, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

8) increase of the Company's charter capital by placement of additional shares through open subscription in the event that the number of additionally placed shares comprises more than 25 percent of common shares previously placed by the Company, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

9) increase of the Company's charter capital through placement of additional shares by closed subscription, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

10) reduction of the Company's charter capital by reducing the nominal value of shares, through acquisition by the Company of a part of shares in order to reduce their total number and also through redemption of shares acquired or repurchased by the Company, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company and taking part in the meeting;

11) election of members of the Company's internal audit commission and early termination of their authority,

resolutions on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;
12) approval of the Company's auditor, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;
13) approval of the Company's annual reports and annual accounts, including the Company's profit and loss reports (profit and loss accounts) and distribution of profit, including distribution (declaration) of dividends and Company losses according to the results of the financial year, resolutions on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;
14) determination of the procedure for conducting the Company's General Meeting of Shareholders, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;
15) split-up and consolidation of shares, resolutions on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;
16) adoption of resolutions approving interested party transactions, resolutions on which must be adopted in circumstances and through the procedures provided by Chapter 11 of the Federal Law 'On Joint Stock Companies';
17) adoption of resolutions approving major transactions connected with the Company's direct or indirect acquisition, disposal or possible disposal of assets worth more than 50 percent of the balance-sheet value of the Company's assets determined according to the accounts as on the last reporting date, subject to transactions conducted in the ordinary course of business of the Company, transactions connected with placement of common shares of the Company and transactions connected with the placement of mass-issued securities convertible into common shares of the Company, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;
18) adoption of a resolution to participate in holding companies, financial-industrial groups, associations and other unions of commercial organizations, to be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;
19) approval of internal documents regulating the activity of the Company's bodies, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;
20) placement by the Company of bonds convertible into shares and other mass-issued securities convertible into shares, if such bonds (other mass-issued securities) are placed through closed subscription or through open subscription where, in the process of open subscription, convertible bonds (other mass-issued securities) may be converted into common shares of the Company comprising more than 25 percent of previously placed common shares, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;
21) adoption of resolutions on the compensation by the Company of expenses incurred in connection with the preparation for and conduction of an extraordinary General Meeting of Shareholders of the Company where the Board of Directors has, in violation of requirements of effective legislation of the Russian Federation, failed to adopt a resolution to convene an extraordinary General Meeting and the meeting has been convened by other persons. Such resolutions must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;
22) releasing a person that has, alone or jointly with its affiliates, acquired 30 or more percent of placed common shares of the Company from the obligation to acquire shares from other shareholders of the Company, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting, without regard to the votes conferred by shares belonging to such person party and its affiliates;
23) adoption of a resolution to transfer the authority of the Company's General Director to a management company or manager, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;
24) adoption of resolutions on other matters as provided in the Federal Law 'On Joint Stock Companies' and herein.

13.3 The General Meeting of Shareholders has the right to adopt resolutions on matters specified in sub-clauses 2, 7, 8, 9, 15 – 19 and 23 of Clause 13.2 herein only upon a proposal from the Board of Directors. Other persons entitled under effective legislation of the Russian Federation to propose items for the agenda of an annual or extraordinary General Meeting of Shareholders may not demand that the Board of Directors put such items on the agenda of a meeting.

The General Meeting of Shareholders may not consider or adopt resolutions on matters not included in its

authority pursuant to the Federal Law 'On Joint Stock Companies'.
The General Meeting may not adopt resolutions on matters not included in the agenda, nor may it amend the agenda.
13.4 A resolution of the General Meeting of Shareholders amending or restricting the rights of shareholders holding a particular type of preferred share of the Company will be deemed adopted, if at least three quarters of votes of shareholders holding common shares of the Company participating in the meeting and three quarters of votes of all shareholders holding preferred shares of the Company of such type are cast for it.

Powers of the Board of Directors (Supervisory Board) of the issuer pursuant to its charter (founding documents):

Article 14 (the Charter of JSC CenterTelecom) Company's Board of Directors

14.1 The Board of Directors is the Company's collective management body and carries out general management of the Company's activities.
14.2 The 11 members of the Company's Board of Directors are elected each year by the annual General Meeting of Shareholders, by cumulative voting.
14.3 The General Meeting of Shareholders has the right to adopt a resolution to early terminate the authority of members of the Board of Directors. Such a resolution may be adopted only in respect of all members of the Board of Directors simultaneously.
In the event of early termination of the authority of the Board of Directors the authority of the new Board of Directors will remain in effect until the nearest annual General Meeting of Shareholders.
14.4 The following matters will be referred to the authority of the Company's Board of Directors:
1) determination of priority directions of the activity of the Company, including approval of the annual budget, mid- and long-term budgets, development strategies and programs; amendment to such documents and consideration of the results of their implementation;
2) prior approval of operations outside the limits of the annual budget of the Company;
3) convocation of annual and extraordinary General Meetings of Shareholders, subject to circumstances provided in Article 55.8 of the Federal Law 'On Joint Stock Companies';
4) approval of the agenda for the General Meeting of Shareholders;
5)determination of the date of compilation of the list of persons entitled to participate in the General Meeting of Shareholders and other matters within the competence of the Company's Board of Directors under Chapter VII of the Federal Law 'On Joint Stock Companies' and connected with preparation for and conduction of the General Meeting of Shareholders;
6) preliminary approval of the Company's annual report;
7) an increase of the Company's charter capital by placement by the Company of additional shares within the limits of the number of declared shares determined herein, subject to circumstances provided in sub-clauses 8 and 9 of Clause 13.2 herein;
8) placement by the Company of bonds and other mass-issued securities in the event such bonds and other mass-issued securities are not convertible into shares of the Company under the terms of the their placement;
9) placement by the Company of bonds convertible into shares and other mass-issued securities convertible into shares, if such bonds (mass-issued securities) are placed through open subscription and such convertible bonds (mass-issued securities) may be converted into common shares of the Company comprising 25 percent or less of the previously placed common shares;
10) determination of the price (market value) of assets, placement and repurchase price of mass-issued securities under circumstances provided by the Federal Law 'On Joint Stock Companies';
11) approval of resolutions to issue securities, of issuing prospectus, reports on the results of an issue of securities of the Company, quarterly reports of issuer of mass-issued securities and reports on the results of acquisition by the Company of shares for the purposes of redemption;
12) acquisition of shares, bonds and other mass-issued securities placed by the Company;
13) approval of the Company's registrar and the terms of the agreement with it and adoption of a resolution to terminate such agreement;
14) recommendations on the amount of dividend payable on shares and the form and time of its payment and approval of internal documents on payment of dividends on shares of the Company;
15) use of the reserve fund and other of funds of the Company;
16) supervising implementation of internal supervision procedures;
17) recommendations on the amount of fees and compensation payable to members of the Company's internal audit commission and approval of the terms of the agreement with the auditor, including determination of fees

payable for its services;
18) approval of Regulations on the structural subdivision of the Company implementing internal supervisory functions, agreeing of candidates for the position of manager of such subdivision and also consideration of other matters within the authority of the Board of Directors pursuant to Regulations on the subdivision;
19) approval of transactions the subject of which is the Company's direct or indirect acquisition, disposal or possible disposal of assets worth from 0.4 to 25 percent of the balance-sheet value of the Company's assets, determined according to the accounts as of the last reporting date;
20) approval of transactions the subject of which is the Company's direct or indirect acquisition, disposal or possible disposal of assets worth 25-50 percent of the balance-sheet value of the Company's assets determined according to accounts as on the last reporting date, subject to transactions conducted in the ordinary course of business of the Company, transactions connected with placement through subscription of common shares of the Company and transactions connected with the placement of mass-issued securities convertible into common shares of the Company;
21) approval of interested party transactions, under circumstances and through the procedures provided by Chapter 11 of the Federal Law 'On Joint Stock Companies';
22) agreeing the organizational structure of the Company, including the principal functions of its structural subdivisions;
23) establishment of branch offices and opening of representative offices, liquidation thereof and approval of the Regulations on branch and representative offices;
24) preliminary approval of candidates for the position of heads of branch and representative offices and relieving them of duty;
25) approval of annual budgets and development strategies and programs for branch offices; introduction of amendment to such documents and consideration of the results of their implementation;
26) appointment of the Company's General Director, determination of the term of his authority and early termination of his authority;
27) election (re-election) of the Chairman of the Company's Board of Directors and his deputy;
28) formation of the Management Board, determination of the term of its authority and early termination of the authority of members of the Management Board;
29) permitting the person performing the functions of Company's General Director and members of the Company's Management Board to combine [these functions] with positions in the management bodies of other organizations;
30) permitting the person performing the functions of Company's General Director to work pluralistically in a paid position in other organizations;
31) establishment of permanent or temporary (to address specific matters) committees of the Board of Directors and approval of the Regulations on the committees;
32) appointment of the Company Corporate Secretary, relieving the Company Corporate Secretary of his duty and approval of the Regulations On the Office of the Company Corporate Secretary;
33) approval of the terms of the agreements (supplementary agreements) with the Company's General Director, members of the Management Board, the heads of branch and representative offices, the head of the Company's structural subdivision performing internal supervisory functions and the Company Corporate Secretary and consideration of matters within the authority of the Board of Directors pursuant to such agreements;
34) adoption of resolutions to participate (act as participant, terminate participation, alter share of participation) in other organizations through the purchase or sale of shares or participatory interests in other organizations and also through additional investment in the charter capitals of such organizations; 35) adoption of resolutions to participate in non-commercial organizations, subject as provided in sub-clause 18 of Clause 13.2 herein, through acting as a participant, terminating participation and making additional investments (contributions) connected with the Company's participation in non-commercial organizations;
36) adoption of resolutions on matters on the agenda of general meetings of subsidiary companies (senior management bodies of other organizations) in which the Company is the sole participant;
37) determination of the procedure for cooperation between the Company and organizations in which the Company is a participant;
38) approval of the internal document on disclosure of information about the Company;
39) approval of the Company's internal documents regulating matters within the authority of the Company's Board of Directors, other than those provided in Clause 14.4 herein, subject to internal documents the approval of which lies within the authority of the Company's General Meeting of Shareholders and executive bodies pursuant to the Company's Charter;
40) other matters as provided by the Federal Law 'On Joint Stock Companies' and herein.

14.5 Matters within the authority of the Company's Board of Directors may not be referred for resolution to the Company's Management Board or General Director.

14.6 Resolutions on matters specified in sub-clauses 7 and 20 of Clause 14.4 herein shall be adopted unanimously by all members of the Company's Board of Directors without regard the votes of former members of the Company's Board of Directors.

14.7 In the event that unanimity of the Company's Board of Directors on matters specified in sub-clauses 7 and 20 of Clause 14.4 herein is not reached, such matters may be referred for resolution to the General Meeting of Shareholders pursuant to a resolution of the Company's Board of Directors. In such an event resolutions on such matters shall be adopted by a majority of shareholders holding voting shares of the Company participating in the meeting.

Powers of the sole person and collective executive bodies of the issuer pursuant to its charter (founding documents):

Article 16 (The Charter of JSC CenterTelecom) General Director of the Company

16.1 The General Director is the individual executive body managing the Company's day-to-day activities. The General Director shall be appointed by the Company's Board of Directors.

16.2 The General Director shall adopt resolutions on matters not referred to the authority of the Company's General Meeting of Shareholders, Board of Directors or Management Board pursuant to this Charter.

16.3 The General Director shall perform the functions of Chairman of the Company's Management Board.

16.4 The General Director shall acts on behalf of the Company without a power of attorney, including representation of the interests of the Company, conclusion of transactions on behalf of the Company, approval of staff-lists and issue of orders and instructions binding upon all of the Company's employees.

The General Director's rights, duties, salary and liability shall be determined in the agreement that he enters into with the Company. The Chairman of the Company's Board of Directors shall sign the agreement on behalf of the Company.

16.5 During the General Director's absence (illness, business trips, vacation etc.) the officer performing through the established procedure the duties of General Director shall have the right to issue power of attorneys on behalf of the Company.

16.6 The Company's Board of Directors may at any time adopt a resolution early terminating the authority of the Company's General Director and terminating the agreement with him.

Article 15 (The Charter of JSC CenterTelecom) Company's Management Board

15.1 The Management Board is the collective executive body organizing the implementation of resolutions of the Company's General Meeting of Shareholders and Board of Directors.

15.2 The number of members and members of the Management Board shall be determined by a resolution of the Company's Board of Directors upon proposal from the General Director and members of the Company's Board of Directors.

15.3 The Management Board shall be constituted for a term to be determined by the Company's Board of Directors when appointing its members.

Pursuant to a resolution of the Company's Board of Directors the authority of any member (all members) of the Company's Management Board may be terminated early.

In the event that the authority of individual members of the Management Board are terminated early the authority of newly appointed members of the Management Board will remain effective within the term for which the Company's Management Board was constituted.

15.4 The following matters relating to management of the Company's day-to-day activities will be referred to the authority of the Company's Management Board:

1) developing proposals relating to the principal directions of activity of the Company, including drafts of the annual budget, mid-term and long-term budgets, development strategies and programs for the Company and proposals relating to amendments to such documents;

2) approving internal supervisory procedures;

3) determining the Company's staff and social policy;

4) approving the internal document regulating the general provisions for working incentives and considering and adopting resolutions on conclusion of collective agreements and contracts;

5) preparing materials and draft resolutions on matters to be considered by the General Meeting of Shareholders or Board of Directors and presenting materials to committees of the Board of Directors;

6) organizational and technical support of the activities of the Company's bodies;
7) determining the technical, financial, economic and pricing policies of the Company and its branch offices;
8) determining accounting policy and supervising improvements to accounting and administrative methods and the adoption of international accounting standards for the Company and its branch offices;
9) determining the methods for planning, budgeting and financial control for the Company and its branch offices;
10) determining security policies for the Company and its branch offices; 11) determining the procedure for allocating assets to branch offices and withdrawal of allocated assets from branch offices;
12) determining the number of members of the collective executive bodies of branch offices, appointing them, terminating their authority early and approving the regulations on branch offices' collective executive bodies;
13) preliminary approval of candidates for the position of deputy heads and chief accountants of branch and representative offices and relieving them of their duty;
14) approving the terms of agreements (supplementary agreements) with members of branch offices' collective executive bodies and the deputy heads and chief accountants of branch and representative offices and considering matters within the authority of the Management Board pursuant to such agreements;
15) approving branch offices' quarterly budgets and amending such documents;
16) analyzing the results of performance of the Company's structural subdivisions, including separate structural subdivisions, and developing binding instructions for improvement of their work;
17) approving internal documents regulating matters within the authority of the Company's Management Board, subject to of documents to be approved by the Company's General Meeting of Shareholders or Board of Directors.

15.5 The Company's Management Board also has the right to adopt resolutions on other matters connected with the day-to-day management of the activities of the Company pursuant to the instructions from the Board of Directors or a proposal from the Company's General Director.

15.6 The procedure for convening and holding sessions of the Management Board and also the procedure for adoption of resolutions by the Management Board, the amount and procedure for paying compensations to members of the Management Board shall be established by the Regulation On the Management Board of the Company, to be approved by the Company's General Meeting of Shareholders.

15.7 The rights, duties and liability of members of the Management Board shall be determined in the agreement that each of them enters into with the Company. The Company's General Director shall sign the agreement on the behalf of the Company.

The Charter and internal regulations of the Company reflects provisions and stipulations of the Code of Corporate Conduct as approved by the Russian Government (establishment of the Board of Directors Committees, a special internal audit unit, appointment of the corporate Secretary), as well as provisions of the Declaration of Principles of Corporate Behavior of JSC CenterTelecom adopted by the Board of Directors on June 18, 2003.

In 4Q2003 the Company's Management Board continued to implement measures set out in the Plan on streamlining corporate governance practices of the Company as approved by the Board of Directors on August 4, 2003.

On October 23, 2003 the Company's Management Board approved draft regulations governing the Corporate Secretary activities, staff of the Corporate Secretary of JSC CenterTelecom; it was decided to submit the draft documents for approval by the Board of Directors in 1Q2004.

On December 22, 2003 the Company's Management Board reviewed and approved draft Code of Corporate Conduct of JSC CenterTelecom.

On December 24, 2003 the draft Code was preliminarily reviewed at a meeting of Corporate Governance Committee of the Company and decided to submit the draft Code for giving an expert opinion to organizations specializing in improving corporate governance of companies.

On December 25, 2003 the Company's Board of Directors passed a decision to set up the Audit Committee and approved the Committee's rules of procedure.

It is planned to refine the Code of Corporate Conduct of JSC CenterTelecom taking into account suggestions and notes of experts and submit it for approval by the Board of Directors before the end of 1Q2004.

5.2 Information on individuals – members of the governing bodies of the issuer.

Board of Directors

Chairman of the Board of Directors:
Mr. Valeriy N. Yashin
Born in ***1941***
Education: ***Higher***

Period: ***1996-1999***
Organization: ***JSC Peterburgskaya Telefonnaya Set' (Saint-Petersburg Telephone Network)***
Position: ***General Director***

Period: ***1999- up to now***
Organization: ***JSC Investitsionnaya Kompania Svyazi (Svyazinvest)***
Position: ***General Director and Chairman of the Management Board***

Period: ***1998 - 2000***
Organization: ***JSC Saint-Petersburg MMT***
Position: ***Member of the Supervisory Board***

Period: ***2000 – up to now***
Organization: ***Public Joint-Stock Company Elektrosvyaz of the Moscow region (JSC CenterTelecom as of 2001)***
Position: ***Chairman of the Board of Directors***

Period: ***2000 - 2002***
Organization: ***Public JSC Svyazinvest-Media***
Position: ***Chairman of the Board of Directors***

Period: ***2000 - up to now***
Organization: ***Public JSC Moscow Metropolitan Telephone Network (MGTS)***
Position: ***Member of the Board of Directors***

Period: ***2000 - up to now***
Organization: ***OJSC Rostelecom***
Position: ***Chairman of the Board of Directors***

Period: ***1998 - up to now***
Organization: ***Private JSC Saint-Petersburg Payphones***
Position: ***Chairman of the Board of Directors***

Period: ***1998 - up to now***
Organization: ***Public JSC Telecominvest***
Position: ***Chairman of the Board of Directors***

Period: ***1996 – up to now***
Organization: ***JSC Petersburg Telephone Network (as of 2001 JSC North-West Telecom)***
Position: ***Member of the Board of Directors, Chairman of the Board of Directors***

Period: ***2001 – up to now***
Organization: ***Public JSC RTComm.RU***

Position: ***Chairman of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***Public JSC Elektrosvyaz of the Orel region***
Position: ***Chairman of the Board of Directors***

Period: ***2001 - 2003***
Organization: ***Non-governmental Pension Fund Rostelecom-Guarantia***
Position: ***Chairman of the Fund Board***

Period: ***2002 - up to now***
Organization: ***Public JSC North-West Telecom (Public JSC Petersburg Telephone Networks before 2001)***
Position: ***Chairman of the Board of Directors***

Period: ***2000 - 2003***
Organization: ***Private JSC MobiTel***
Position: ***Chairman of the Board of Directors***

Period: ***1996 - up to now***
Organization: ***Non-governmental Pension Fund Telecom-Soyuz***
Position: ***Chairman of the Fund Board***

Period: ***2001 - up to now***
Organization: ***Public JSC National Payphone Network***
Position: ***Chairman of the Board of Directors***

Period: ***2002 - up to now***
Organization: ***Russian Telecommunications History Fund***
Position: ***Member of the Board***

Period: ***2003 - up to now***
Organization: ***Private JSC Football Club Zenit***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***0.0014259%***
Percentage of the ordinary shares of the issuer: ***0.001901132%***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Members of the Board of Directors:
Mr. Stanislav P. Avdiants

Born in: ***1946***
Education: ***Higher education***

Positions held over the past five years:
Period: ***1998 - 1999***
Organization: ***Public Joint-Stock Company Ivestitsionnaya Kompania Svyazi***
Position: ***Deputy Head of Economic and Finance Division***

Period: ***1999 - 2000***
Organization: ***Public Joint-Stock Company Ivestitsionnaya Kompania Svyazi***
Position: ***Deputy Director of Economic Forecast and Consolidated Planning Department***

Period: ***2000 - 2001***
Organization: ***Public Joint-Stock Company Ivestitsionnaya Kompania Svyazi***
Position: ***Executive Director - Director of Economic Forecast and Consolidated Planning Department***

Period: ***1999 - 2001***
Organization: ***Public JSC Svyazinform of Chuvash Republic***
Position: ***Chairman of the Board of Directors***

Period: ***1999 - 2002***
Organization: ***Public Joint-Stock Company Elektrosvyaz of the Kostroma region***
Position: ***Member of the Board of Directors***

Period: ***1999 - 2000***
Organization: ***Public Joint-Stock Company Ekaterinburg Telephone Network***
Position: ***Member of the Board of Directors***

Period: ***2001 - 2003***
Organization: ***Public Joint-Stock Company Kostromskaya City Telephone Network***
Position: ***Member of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***Public Joint-Stock Company Magadan svyazinform***
Position: ***Chairman of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***Public Joint-Stock Company Central Telegraph***
Position: ***Member of the Board of Directors***

Period: ***2001 - up to now***
Organization: ***Public Joint-Stock Company Ivestitsionnaya Kompania Svyazi***
Position: ***Executive Director - Director of Economic and Tariff Policy Department***

Period: ***2002 - up to now***
Organization: ***Public Joint-Stock Company Southern Telecommunications Company***
Position: ***Member of the Board of Directors***

Period: ***2000 - 2000, 2001 - 2002, 2003 – up to now***

Organization: ***Public Joint-Stock Company for international and long-distance telecommunications Rostelecom***
Position: ***Member of the Board of Directors***

Period: ***2003 - up to now***
Organization: ***Joint-Stock Central Telecommunication Company***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Mr. Ruben A. Amaryan
Born in: ***1949***
Education: ***Higher education***
Degree in Science: ***Doctor of Science in Technology***
Academic rank: ***full member of the International Telecommunication Academy, Professor of Moscow Academy of Labor Market and Information Technology***

Positions held over the past five years:
Period: ***1997 - 2000***
Organization: ***Public Joint-Stock Company Moscow Metropolitan Telephone Network***
Position: ***Deputy General Director of JSC MGTS – Head of Technical and Engineering department Service***

Period: ***2000 – up to now***
Organization: ***Joint-Stock Central Telecommunication Company (before 2001 Public Joint-Stock Company Elektrosvyaz of the Moscow region)***
Position: ***General Director, Chairman of the Management Board***

Period: ***2000 - up to now***
Organization: ***Joint-Stock Central Telecommunication Company (before 2001 Public Joint-Stock Company Elektrosvyaz of the Moscow region)***
Position: ***Member of the Board of Directors***

Period: ***2002 – up to now***
Organization: ***Public Joint-Stock Company National Payphone Network***
Position: ***Member of the Board of Directors***

Period: ***2002 - up to now***
Organization: ***Private Joint-Stock Company Moscow Telecommunication Company (as of 2003 CenterTelecomService of the Moscow region)***

Position: ***Chairman of the Board of Directors***

Period: ***2002 - 2002***
Organization: ***Public Joint-Stock Company for Telecommunications and Informatics of the Voronezh region***
Position: ***Member of the Board of Directors***

Period: ***2002 - up to now***
Organization: ***Joint-Stock Commercial Bank LINK-bank (Public Joint-Stock Company)***
Position: ***Chairman of the Board of Directors***

Period: ***2003 - up to now***
Organization: ***Private Joint-Stock Company CenterTelecomService***
Position: ***Chairman of the Board of Directors***

Period: ***2003 - up to now***
Organization: ***Private Joint-Stock Company Science and Technical Center COMSET***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***0.013912%***
Percentage of the ordinary shares of the issuer: ***0.018550%***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Mr. Boris Dm. Antonyuk
Born in: ***1949***
Education: ***Higher education***

Positions held over the past five years:
Period: ***1992 - 1999***
Organization: ***Private JSC Teleport-TP***
Position: ***Chairman of the Management Board***

Period: ***1997 - 1999***
Organization: ***PLD Telecom***
Position: ***Member of the Board of Directors***

Period: ***1999 - 2002***
Organization: ***FGUP Satellite Communications***
Position: ***General Director***

Period: ***2002 - up to now***

Organization: ***Ministry of the Russian Federation for Communications and Information***
Position: ***First Deputy Minister***

Period: ***2003 - up to now***
Organization: ***JSC Svyazinvest***
Position: ***Member of the Board of Directors***

Period: ***2003 - up to now***
Organization: ***JSC CenterTelecom***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Mr. Vadim E. Belov
Born in: ***1958***
Education: ***Higher education***

Positions held over the past five years:
Period: ***1998 - 1999***
Organization: ***Moscow Representative Office of SPK Capital Limited Company (Cyprus)***
Position: ***Managing Director***

Period: ***1999 - 2000***
Organization: ***JSC Kirovelektrosvyaz***
Position: ***Chairman of Supervisory Board***

Period: ***1999 - 2000***
Organization: ***Public JSC Volgogradelektrosvyaz***
Position: ***Chairman of the Board of Directors***

Period: ***2000 - 2002***
Organization: ***JSC Volgogradelektrosvyaz***
Position: ***Member of the Board of Directors***

Period: ***1999 - 2000***
Organization: ***JSC Elektrosvyaz of Stavropolski krai***
Position: ***Member of the Board of Directors***

Period: ***1999 - 2000***

Organization: ***JSC Elektrosvyaz of Primorski krai***
Position: ***Member of the Board of Directors***

Period: ***2000 - up to now***
Organization: ***Joint-Stock Central Telecommunication Company (before 2001 JSC Elektrosvyaz of the Moscow region)***
Position: ***Member of the Board of Directors***

Period: ***1999 - 2000***
Organization: ***JSC Elektrosvyaz of the Moscow region)***
Position: ***Chairman of the Board of Directors***

Period: ***1999 - up to now***
Organization: ***JSC Ivestitsionnaya Kompania Svyazi***
Position: ***Deputy General Director***

Period: ***1999 - up to now***
Organization: ***JSC Southern Telecommunications Company (before 2001 JSC Kubanelektrosvyaz)***
Position: ***Chairman of the Board of Directors***

Period: ***2000 - up to now***
Organization: ***Public Joint-Stock Company Ivestitsionnaya Kompania Svyazi***
Position: ***Member of the Management Board***

Period: ***2000 - up to now***
Organization: ***OJSC Rostelecom***
Position: ***Member of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***JSC Uraltelecom of Sverdlovsk region***
Position: ***Chairman of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***JSC Elektrosvyaz of Novosibirsk region (JSC SibirTelecom)***
Position: ***Member of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***JSC Elektrosvyaz of Rostov region***
Position: ***Chairman of the Board of Directors***

Period: ***2001 - 2003***
Organization: ***Non-governmental Pension Fund Rostelecom-Guarantia***
Position: ***Member of the Fund Board***

Period: ***2002 - 2003***
Organization: ***ACB Svyaz-Bank***
Position: ***Member of the Board of Directors***

Period: ***2002 - 2003***

Organization: ***Private JSC RTC-Invest***
Position: ***Chairman of the Board of Directors***

Period: ***2002 - 2003***
Organization: ***JSC RTC-Leasing***
Position: ***Member of the Board of Directors***

Period: ***2002 - up to now***
Organization: ***JSC Central Telegraph***
Position: ***Member of the Board of Directors***

Period: ***1999 -2001***
Organization: ***JSC Uralsvyazinform***
Position: ***Chairman of the Board of Directors***

Period: ***2001 -2002***
Organization: ***JSC Uralsvyazinform***
Position: ***Member of the Board of Directors***

Period: ***2002 – up to now***
Organization: ***JSC Uralsvyazinform***
Position: ***Chairman of the Board of Directors***

Period: ***2002 - up to now***
Organization: ***Not-for-profit Partnership Center for Telecommunications Development Studies***
Position: ***Chairman of the Partnership Board***

Period: ***2002 - 2002***
Organization: ***JSC Svyazinform of Chelyabinsk region***
Position: ***Member of the Board of Directors***

Period: ***2002 - up to now***
Organization: ***Public JSC North-West Telecom***
Position: ***Member of the Board of Directors***

Period: ***2002 - 2003***
Organization: ***Non-governmental Pension Fund Telecom-Soyuz***
Position: ***Member of the Fund Board***

Interest in the legal (charter) capital of the issuer: ***0.0001944%***
Percentage of the ordinary shares of the issuer: ***0.00025925%***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies:

no information available to the Company.

Mr. Alexander P. Gribov
Born in: ***1972***
Education: ***Higher education***

Positions held over the past five years:
Period: ***1990 - 1999***
Organization: ***Armed Forces of the RF***
Position: ***Military man***

Period: ***1999 - 2001***
Organization: ***Russian Federal Property Fund (RFFI)***
Position: ***Chief Expert***

Period: ***2001 - 2002***
Organization: ***Russian Federal Property Fund (RFFI)***
Position: ***Consultant***

Period: ***2002 - up to now***
Organization: ***Russian Federal Property Fund (RFFI)***
Position: ***Deputy Chief of Department – Head of Unit***

Period: ***2002 - up to now***
Organization: ***Joint-Stock Central Telecommunication Company***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Mr. Alexander V. Ikonnikov
Born in: ***1971***
Education: ***Higher education***

Positions held over the past five years:
Period: ***1997 - 1999***
Organization: ***Ministry of Fuel and Power of the RF***
Position: ***Chief of department, External economic activity and investment in fuel and energy industry***

Period: ***1999 - 2000***
Organization: ***CPO National Association of Securities Market Participants (NAUFOR)***
Position: ***Deputy Chairman of the Management Board***

Period: ***2000 - up to now***
Organization: ***Association for protection of investors' rights***
Position: ***Executive Director***

Period: ***2000 - up to now***
Organization: ***Association of Independent Directors***
Position: ***Chairman of the Management Board***

Period: ***2002 - up to now***
Organization: ***Joint-Stock Central Telecommunication Company***
Position: ***Member of the Board of Directors***

Period: ***2003 - up to now***
Organization: ***Public JSC North-West Telecom***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Mr. Alexander V. Lopatin
Born in: ***1964***
Education: ***Higher education***
Degree in Science: ***Ph. D. in Economics***

Positions held over the past five years:
Period: ***1997 - 1998***
Organization: ***Russian Joint-Stock Company of Power Engineering and Electrification UES Russia (RAO UES Russia)***
Position: ***Director of Treasury Department***

Period: ***1999 - 2000***
Organization: ***Public JSC Investitsionnaya Kompania Svyazi***
Position: ***First Deputy General Director***

Period: ***2000 - 2003***
Organization: ***Public JSC Investitsionnaya Kompania Svyazi***
Position: ***Deputy General Director***

Period: *2000 - 2003*
Organization: *Public JSC Investitsionnaya Kompania Svyazi*
Position: *Member of the Management Board*

Period: *2000 - up to now*
Organization: *Joint-Stock Central Telecommunication Company*
Position: *Member of the Board of Directors*

Period: *2000 - up to now*
Organization: *Public Joint-Stock Company Investitsionnaya Kompania Svyazi*
Position: *Member of the Management Board*

Period: *2000 - up to now*
Organization: *Open JSC for International and Long-distance Telecommunications Rostelecom*
Position: *Member of the Management Board*

Period: *2000 - up to now*
Organization: *JSC MGTS*
Position: *Member of the Board of Directors*

Period: *2000 - 2003*
Organization: *Private JSC Mobile Telecommunications*
Position: *Member of the Board of Directors*

Period: *2003 – up to now*
Organization: *Private JSC Mobile Telecommunications*
Position: *Chairman of the Board of Directors*

Period: *2000 - up to now*
Organization: *OJSC Rostelecom*
Position: *Member of the Board of Directors*

Period: *2000 - up to now*
Organization: *JSC Elektrosvyaz of the Rostov region*
Position: *Chairman of the Board of Directors*

Period: *2000 - up to now*
Organization: *JSC Central Telegraph*
Position: *Chairman of the Board of Directors*

Period: *2001 - 2002*
Organization: *JSC Khantymansiyskokrtelecom*
Position: *Chairman of the Board of Directors*

Period: *2001 - 2002*
Organization: *JSC Elektrosvyaz of Krasnoyarski krai*
Position: *Chairman of the Board of Directors*

Period: ***2002 - 2003***
Organization: ***Not-for-profit Partnership Center for Telecommunications Development Studies***
Position: ***Director***

Period: ***2002 - 2003***
Organization: ***JSC SibirTelecom***
Position: ***Member of the Board of Directors***

Period: ***2003 - up to now***
Organization: ***JSC SibirTelecom***
Position: ***Chairman of the Board of Directors***

Period: ***2002 - up to now***
Organization: ***JSC Far-Eastern Telecommunications Company***
Position: ***Chairman of the Board of Directors***

Period: ***2002 - up to now***
Organization: ***JSC VolgaTelecom***
Position: ***Member of the Board of Directors***

Period: ***2002 - up to now***
Organization: ***Private JSC RusLeasingSvyaz***
Position: ***Chairman of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Aleksey B. Panteleev
Born in: ***1959***
Education: ***Higher education***

Positions held over the past five years:
Period: ***1998 - 2000***
Organization: ***Armed Forces of the Russian Federation***
Position: ***Service man***

Period: ***2000 - 2001***
Organization: ***Moscow region government***
Position: ***Deputy Chairman of the Moscow region government***

Period: *2000 - 2000*
Organization: *Government of the Moscow region*
Position: *Acting Minister on General Matters of the Moscow region government*

Period: *2000 - 2000*
Organization: *Moscow region government*
Position: *Minister of the Moscow region government – Chief of Staff of the Moscow region government*

Period: *2001 - up to now*
Organization: *Moscow region government*
Position: *First Deputy Chairman of the Moscow region government*

Period: *2003 - up to now*
Organization: *Joint-Stock Central Telecommunication Company*
Position: *Member of the Board of Directors*

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Ms. Oksana V. Petrova
Born in: ***1973***
Education: ***Higher education***

Positions held over the past five years:
Period: ***1997-1999***
Organization: ***Russian Federal Agency for Regulation of Natural Monopolies in Communications (FSEMS Rossii)***
Position: ***Senior civil employee of the federal agency, civil servant of the 3rd class***

Period: ***1999-2000***
Organization: ***Open JSC Investitsionnaya Kompania Svyazi***
Position: ***Senior Expert, Methodology and Information Division, Department of Corporate Management***

Period: ***1999-1999***
Organization: ***Russian Federation Ministry of Antimonopoly Policy and Business Support***
Position: ***Senior Civil Employee, Department of Postal Service Tariff Regulation, Department for Regulation of Natural Monopolies in Communications***

Period: ***2000-2002***
Organization: ***Open JSC Investitsionnaya Kompania Svyazi***

Position: ***Chief Expert, Methodology and Information Division, Department of Corporate Management***

Period: ***2000- up to now***
Organization: ***Joint-Stock Central Telecommunication Company***
Position: ***Member of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***JSC Elektrosvyaz of Kostroma region***
Position: ***Member of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***JSC Chelyabinsksvyazinform***
Position: ***Member of the Board***

Period: ***2001 - 2002***
Organization: ***JSC Elektrosvyaz of Tver region***
Position: ***Member of the Board of Directors***

Period: ***2000- up to now***
Organization: ***Open JSC Investitsionnaya Kompania Svyazi***
Position: ***Deputy chief, Methodology and Information Division, Department of Corporate Management***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Mr. Grigoriy M. Finger
Born in: ***1966***
Education: ***Higher education***

Positions held over the past five years:
Period: ***1995-2003***
Organization: ***Moscow representative office of NCH Advisors, Inc***
Position: ***Executive Director***

Period: ***1999- up to now.***
Organization: ***Joint-Stock Company Central Telegraph***
Position: ***Member of the Board of Directors***

Period: ***2002- up to now.***
Organization: ***Grindstone Plant Ilyich***

Position: ***Member of the Board of Directors***

Period: ***2003- 2003***
Organization: ***Public Joint-Stock Company Aeroflot***
Position: ***Member of the Board of Directors***

Period: ***2003- up to now.***
Organization: ***Joint-Stock Central Telecommunication Company***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

The sole person executive body: General Director – Chairman of the Management Board
Mr. Ruben A. Amaryan
Born in: ***1949***
Education: ***Higher education***
Degree in Science: ***Doctor of Science in Technology***
Academic rank: ***full member of the International Telecommunication Academy, Professor of Moscow Academy of Labor Market and Information Technology***

Positions held over the past five years:
Period: ***1997 - 2000***
Organization: ***Public Joint-Stock Company Moscow Metropolitan Telephone Network***
Position: ***Deputy General Director of JSC MGTS – Head of Technical and Engineering department "Service"***

Period: ***2000 – up to now***
Organization: ***Joint-Stock Central Telecommunication Company (before 2001 Public Joint-Stock Company Elektrosvyaz of the Moscow region)***
Position: ***General Director, Chairman of the Management Board***

Period: ***2000 - up to now***
Organization: ***Joint-Stock Central Telecommunication Company (before 2001 Public Joint-Stock Company Elektrosvyaz of the Moscow region)***
Position: ***Member of the Board of Directors***

Period: ***2002 - up to now***
Organization: ***Public Joint-Stock Company National Payphone Network***
Position: ***Member of the Board of Directors***

Period: ***2002 - up to now***
Organization: ***Private Joint-Stock Company Moscow Telecommunication Company (as of 2003 CenterTelecomService of the Moscow region)***
Position: ***Chairman of the Board of Directors***

Period: ***2002 - 2002***
Organization: ***Public Joint-Stock Company for Telecommunications and Informatics of the Voronezh region***
Position: ***Member of the Board of Directors***

Period: ***2002 - up to now***
Organization: ***Joint-Stock Commercial Bank LINK-bank (Public Joint-Stock Company)***
Position: ***Chairman of the Board of Directors***

Period: ***2003 - up to now***
Organization: ***Private Joint-Stock Company CenterTelecomService***
Position: ***Chairman of the Board of Directors***

Period: ***2003 - up to now***
Organization: ***Private Joint-Stock Company Science and Technical Center COMSET***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***0.013912%***
Percentage of the ordinary shares of the issuer: ***0.018550%***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Collective executive body of the issuer – the Management Board:

Mr. Aleksey A. Lokotkov
Born in: ***1950***
Education: ***Higher education***
Degree in Science: ***Ph. D. in technology***

Positions held over the past five years:
Period: ***1992 - 2000***
Organization: ***Public Joint-Stock Company Moscow Metropolitan Telephone Network***
Position: ***Deputy Chief, Economy and Planning***

Period: ***2000 – 2003***
Organization: ***Joint-Stock Central Telecommunication Company (before 2001 - Public Joint-Stock Company Elektrosvyaz of the Moscow region)***
Position: ***First Deputy General Director***

Period: ***2002 - 2002***
Organization: ***Public Joint-Stock Company Yaroslavskie telecommunications networks***
Position: ***Member of the Board of Directors***

Period: ***2002 - 2002***
Organization: ***Public Joint-Stock Company Ivanovskie telecommunications networks***
Position: ***Member of the Board of Directors***

Period: ***2003 - up to now***
Organization: ***Joint-Stock Central Telecommunication Company***
Position: ***First Deputy General Director - Financial Director***

Period: ***2000 - up to now***
Organization: ***Joint-Stock Central Telecommunication Company (before 2001 Public Joint-Stock Company Elektrosvyaz of the Moscow region)***
Position: ***Member of the Management Board***

Period: ***2003 - up to now***
Organization: ***Private Joint-Stock Company Tver Cellular Communications***
Position: ***Member of the Board of Directors***

Period: ***2003 - up to now***
Organization: ***Private Joint-Stock Company MOTECO (as of 2003 Private JSC CenterTelecomService of the Moscow region)***
Position: ***Member of the Board of Directors***

Period: ***2003 - up to now***
Organization: ***Joint-Stock Commercial Bank LINK-bank Public Joint-Stock Company***
Position: ***member of the audit commission***

Period: ***2003 - up to now***
Organization: ***Private Joint-Stock Company CenterTelecomService***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: *0.01150%*
Percentage of the ordinary shares of the issuer: *0.015329%*
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Mr. Maksim A. Pegasov
Born in: ***1966***

Education: ***Higher education***

Positions held over the past five years:
Positions for the last 5 years:
Period: ***1993-1998***
Organization: ***JSC Moscow City Telephone Network***
Position: ***Head of Sovetski Telephone Node***

Period: ***1999-2000***
Organization: ***JSC Moscow City Telephone Network***
Position: ***Head of Division, Network Reconstruction, Department of Telecommunication Maintenance – branch of JSC MGTS***

Period: ***2000-2001***
Organization: ***JSC Elektrosvyaz of the Moscow region***
Position: ***Deputy General Director – Head of Prospective Development Department***

Period: ***2000-2000***
Organization: ***JSC Elektrosvyaz of the Moscow region***
Position: ***Chief Engineer***

Period: ***2001-2003***
Organization: ***Joint-Stock Central Telecommunication Company***
Position: ***Deputy General Director***

Period: ***2001-2001***
Organization: ***JSC Elektrosvyaz of the Moscow region***
Position: ***Deputy General Director***

Period: ***2002-2002***
Organization: ***JSC Elektrosvyaz of the Kostroma region.***
Position: ***Member of the Board of Directors***

Period: ***2003- up to now***
Organization: ***Joint-Stock Central Telecommunication Company***
Position: ***Deputy General Director – Technical Director***

Period: ***2000 - up to now***
Organization: ***Joint-Stock Central Telecommunication Company (before 2001 Public Joint-Stock Company Elektrosvyaz of the Moscow region)***
Position: ***Member of the Board of Directors***

Period: ***2003 - up to now***
Organization: ***Private Joint-Stock Company Ryazan Cellular Communications***
Position: ***Member of the Board of Directors***

Period: ***2003 - up to now***
Organization: ***Private Joint-Stock Company MOTECO (as of 2003 Private JSC CenterTelecomService of the Moscow region)***

Position: ***Member of the Management Board***

Period: ***2003 - up to now***
Organization: ***Private Joint-Stock Company CenterTelecomService***
Position: ***Member of the Management Board***

Period: ***2003 - up to now***
Organization: ***Joint-Stock Company Giprosvyaz***
Position: ***Member of the Management Board***

Interest in the legal (charter) capital of the issuer: ***0.000143%***
Percentage of the ordinary shares of the issuer: ***0.000190%***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Mr. Alexander I. Polnikov
Born in: ***1943***
Education: ***Higher education***
Academic rank: ***Academician***

Positions for the last 5 years:
Period: ***1998-1999***
Organization: ***JSC Investitsionnaya Kompania Svyazi***
Position: ***Executive Director, Investment***

Period: ***1999- up to now***
Organization: ***JSC Investitsionnaya Kompania Svyazi***
Position: ***Executive Director – Director of Capital Investment Management Department***

Period: ***1999 - 2002***
Organization: ***Joint-Stock Company Elektrosvyaz of the Vladimir region***
Position: ***Member of the Board of Directors, Chairman of the Board of Directors***

Period: ***1999 - 2002***
Organization: ***Joint-Stock Company Ivtelecom***
Position: ***Chairman of the Board of Directors***

Period: ***1999 - 2002***
Organization: ***Joint-Stock Company Giprosvyaz***
Position: ***Member of the Board of Directors, Chairman of the Board of Directors***

Period: ***1999 - 2002***

Organization: ***Joint-Stock Company KabBalktelecom***
Position: ***Member of the Board of Directors, Chairman of the Board of Directors***

Period: ***2000 - 2002***
Organization: ***Joint-Stock Company Svyazinform of the Samara region***
Position: ***Member of the Board of Directors***

Period: ***2000 – 2001***
Organization: ***Joint-Stock Company Sevosetinelektrosvyaz***
Position: ***Chairman of the Board of Directors***

Period: ***2003 – up to now***
Organization: ***Joint-Stock Company SibirTelecom***
Position: ***Chairman of the Management Board***

Period: ***2003 – up to now***
Organization: ***Private Joint-Stock Company RusLeasing-Svyaz***
Position: ***Member of the Board of Directors***

Period: ***2003 – up to now***
Organization: ***Yug-Giprosvyaz LLC***
Position: ***Chairman of the Board of Directors***

Period: ***2000 – up to now***
Organization: ***JSC CenterTelecom***
Position: ***Member of the Management Board***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Ms. Ella M. Zhuravleva
Born in: ***1961***
Education: ***Higher education***
Degree in Science: ***Ph. D. in technology***

Positions held over the past five years:
Positions for the last 5 years:
Period: ***1997-2000***
Organization: ***Joint-Stock Company Moscow City Telephone Network (JSC MGTS)***
Position: ***Chief of Accounting, Finance and Crediting – First Deputy Chief Accountant, Technical and Engineering Provisioning Department "Service"***

Period: ***2000-2000***
Organization: ***JSC Moscow City Telephone Network***
Position: ***Deputy Chief, Economy and Finance – Chief Accountant, Technical and Engineering Provisioning Department***

Period: ***2000 - 2003***
Organization: ***Joint-Stock Central Telecommunication Company (before 2001 JSC Elektrosvyaz of the Moscow region)***
Position: ***Deputy General Director, Head of Personnel Relations Division***

Period: ***2003 - up to now***
Organization: ***Joint-Stock Central Telecommunication Company***
Position: ***Deputy General Director – Director for Personnel***

Period: ***2003 - up to now***
Organization: ***Joint-Stock Central Telecommunication Company***
Position: ***Member of the Management Board***

Period: ***2003 – up to now***
Organization: ***Private Joint-Stock Company CenterTelecomService***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***0.000333%***
Percentage of the ordinary shares of the issuer: ***0.000444%***

Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Ms. Raisa P. Konstantinova
Born in: ***1954***
Education: ***Higher education***

Positions held over the past five years:
Period: ***1993-2000***
Organization: ***Joint-Stock Company Moscow City Telephone Network (JSC MGTS)***
Position: ***Chief Accountant***

Period: ***2000 - 2001***
Organization: ***JSC Elektrosvyaz of the Moscow region***
Position: ***Chief Accountant***

Period: ***2001 – up to now***
Organization: ***JSC Central Telecommunication Company***
Position: ***Chief Accountant***

Period: ***2001 – up to now***
Organization: ***JSC Central Telecommunication Company***
Position: ***Member of the Management Board***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Mr. Sergey V. Pridantsev
Born in: ***1967***
Education: ***Higher education***

Positions held over the past five years:
Period: ***1998 - 2003***
Organization: ***Private Joint-Stock Company Lucent Technologies***
Position: ***Sales Director***

Period: ***2002 - 2003***
Organization: ***Joint-Stock Central Telecommunication Company***
Position: ***Advisor to the General Director***

Period: ***2003 - up to now***
Organization: ***Joint-Stock Central Telecommunication Company***
Position: ***Advisor to the General Director – Commercial Director***

Period: ***2003 - up to now***
Organization: ***Joint-Stock Central Telecommunication Company***
Position: ***Member of the Management Board***

Period: ***2003 - up to now***
Organization: ***Private Joint-Stock Company CenterTelecomService***
Position: ***Member of the Board of Directors***

Period: ***2003 - up to now***
Organization: ***Private Joint-Stock Company MOTECO (as of 2003 Private JSC CenterTelecomService of the Moscow region)***
Position: ***Member of the Board of Directors***

Period: ***2003 - up to now***
Organization: ***Private Joint-Stock Company CenterTelecomService***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Mr. Valeriy P. Sychev
Born in: ***1947***

Education: ***Higher education***
Academic rank: ***Assistant Professor***

Positions held over the past five years:
Period: ***1998 - 2000***
Organization: ***Limited Liability Company Private Security Firm SBB Security***
Position: ***Deputy Director – Chief of Guarding***

Period: ***2000 - 2001***
Organization: ***Public Joint-Stock Company Elektrosvyaz of the Moscow region***
Position: ***Deputy General Director – Head of Security***

Period: ***2001 - 2002***
Organization: ***Joint-Stock Central Telecommunication Company***
Position: ***Deputy General Director – Head of Security***

Period: ***2002 - up to now***
Organization: ***Joint-Stock Central Telecommunication Company***
Position: ***Deputy General Director for Security and Confidentiality Enforcement***

Period: ***2003 - up to now***
Organization: ***Joint-Stock Central Telecommunication Company***
Position: ***Member of the Management Board***

Period: ***2002 - 2002***
Organization: ***Public Joint-Stock Company Smolensksvyazinform***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Ms. Tatyana N. Sotskova
Born in: ***1958***
Education: ***Higher education***

Positions held over the past five years:
Period: ***1998 - 2000***
Organization: ***Ministry of Fuel and Energy of the Russian Federation***
Position: ***Chief of Legal Department***

Period: *2000 - 2001*
Organization: *Ministry of Power Generation of the Russian Federation*
Position: *Chief of Legal Department*

Period: *2001 - 2003*
Organization: *Joint-Stock Central Telecommunication Company*
Position: *Chief of Legal Department*

Period: *2003 - up to now.*
Organization: *Joint-Stock Central Telecommunication Company*
Position: *Director of Legal Department*

Period: *2003 - up to now*
Organization: *Private Joint-Stock Company Science and Technical Center COMSET*
Position: *member of the audit commission*

Period: *2003 - up to now.*
Organization: *Joint-Stock Central Telecommunication Company*
Position: *Member of the Management Board*

Interest in the legal (charter) capital of the issuer: *no interest*
Percentage of the ordinary shares of the issuer: *no interest*
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: *No options issued by the Company*

Interest in daughter/affiliated companies of the issuer: *no interest*
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: *No options issued.*

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: *no information available to the Company.*

Mr. Alexander V. Haustovich
Born in: *1949*
Education: *Higher education*
Degree in Science: *Ph. D. in technology*
Academic rank: *Assistant Professor*

Positions held over the past five years:
Period: *1998 - up to now*
Organization: *Telecommunications association of the Central Black-Soil region*
Position: *Member of the Management Board*

Period: *1998 - up to now*
Organization: *Private Joint-Stock Company Comincom – Black-Soil*
Position: *Member of the Board of Directors*

Period: *1998 - 2001*
Organization: *Public Joint-Stock Company Voronezhsvyazinform*

Position: ***First Deputy General Director***

Period: ***2001 - 2002***
Organization: ***Public Joint-Stock Company Voronezhsvyazinform (now – Voronezhsvyazinform a subsidiary of JSC CenterTelecom***
Position: ***General Director***

Period: ***2002 - up to now***
Organization: ***Private Stock Company Cellular Communications of Black-Soil Area***
Position: ***Chairman of the Board of Directors***

Period: ***2002- up to now***
Organization: ***Voronezhsvyazinform- subsidiary of JSC CenterTelecom***
Position: ***Deputy General Director – Director of Voronezhsvyazinform, a subsidiary of JSC CenterTelecom***

Period: ***2003 - up to now.***
Organization: ***Joint-Stock Central Telecommunication Company***
Position: ***Member of the Management Board***

Period: ***2003 - up to now***
Organization: ***Private Joint-Stock Company Teleservice***
Position: ***Member of the Board of Directors***

Period: ***2003 - up to now***
Organization: ***Private Joint-Stock Company TeleRoss-Voronezh***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***0.102933%***
Percentage of the ordinary shares of the issuer: ***0.133340%***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer:
Name: ***Private Stock Company Cellular Communications Of Black-Soil Area***
Interest: ***0.75%***

Name: ***Limited Liability Company Trunksvyaz***
Interest: ***1.923%***

Name: ***Limited Liability Company Informsvyaz-Chernozemie (Black-Soil Area)***
Interest: ***3.8%***

Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Mr. Nikolay V. Mezhuev
Born in: *1962*

Education: ***Higher education***

Positions held over the past five years:
Period: ***1979 - 1999***
Organization: ***Armed Forces of the RF***
Position: ***Military man***

Period: ***2000 - 2001***
Organization: ***Public Joint-Stock Company Elektrosvyaz of the Moscow region***
Position: ***Deputy General Director***

Period: ***2000 - 2000***
Organization: ***Private Joint-Stock Company Teleintercom***
Position: ***Deputy General Director***

Period: ***2001 - 2003***
Organization: ***Joint-Stock Central Telecommunication Company***
Position: ***Deputy General Director***

Period: ***2002 - up to now***
Organization: ***Private Joint-Stock Company Moscow Telecommunication Company (as of 2003 – Private JSC CenterTelecomService of the Moscow region)***
Position: ***Member of the Board of Directors***

Period: ***2002 - 2002***
Organization: ***Public Joint-Stock Company Belgorodskaya Elektricheskaya Svyaz***
Position: ***Member of the Board of Directors***

Period: ***2002 - 2002***
Organization: ***Public Joint-Stock Company Elektrosvyaz of the Orel region***
Position: ***Member of the Board of Directors***

Period: ***2003 - up to now***
Organization: ***Joint-Stock Central Telecommunication Company***
Position: ***Deputy General Director – Director of Moscow subsidiary of JSC CenterTelecom***

Period: ***2000 - up to now***
Organization: ***Joint-Stock Central Telecommunication Company (before 2001 – JSC Elektrosvyaz of the Moscow region)***
Position: ***Member of the Management Board***

Period: ***2003 - up to now***
Organization: ***Private Joint-Stock Company CenterTelecomService***
Position: ***Member of the Management Board***

Interest in the legal (charter) capital of the issuer: ***0.000048%***
Percentage of the ordinary shares of the issuer: ***0.000063%***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***

Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

The person performing the duties of the sole person executive body of the issuer: ***Mr. Ruben A. Amaryan***

5.3 Compensations, benefits, remunerations and/or reimbursement of expenses of each governing body of the issuer.

Remunerations paid to the Management Board members in 2002:

1) Salaries: RUR3,747,373.50;
2) Bonuses: RUR1,886,157.14;
3) Commissions: RUR4,849.00;
4) Benefits or expense reimbursement: no;
5) Other allowances: RUR230,208.36.

Total remunerations paid to the Management Board members in 2002: RUR5,868,588.00.

According to Article 6 Remunerations for the Management Board members and reimbursement of expenses related to their performance of duties of Regulations on the Management Board of JSC CenterTelecom:

6.1. Members of the Company's Management Board during their term in office shall be paid remunerations and reimbursed for expenses related to their performance of duties as the Management Board members.

6.2. Amounts of remunerations are set as percentages of the Company net profit for the relevant quarter according to accounting reports of the Company and shall be paid quarterly.

6.3. Paid amounts and their distributions between the Management Board members shall be determined by a decision of the Board of Directors as proposed by the Management Board Chairman.

6.4. The Board of Directors shall decide on the percentage of allocations to calculate the remunerations amount.

6.5. Members of the Management Board are entitled to take part in option plans established by the Company.

Remunerations paid to members of the Board of Directors in 2002:

1) Salary: no;
2) Bonuses: RUR317,266.68;
3) Commissions: no;
4) Benefits and/or reimbursement of expenses: no;
5) Other allowances: no

Total remunerations paid to members of the Board of Directors in 2002: RUR317,266.68

According to Article 7 Remunerations for the Board of Directors members and reimbursement of expenses related to their performance of duties of Regulations on the Board of Directors of JSC CenterTelecom:

7.1. Members of the Company's Board of Directors during their term in office shall be paid remunerations and reimbursed for expenses related to their performance of duties as the Board of Directors members.

7.2 Remunerations paid to members of the Board of Directors consist of an annual and quarterly payments.

7.3 Quarterly remunerations to each members of the Board of Directors are as a percentage of the Company's revenues from sales of merchandise, products, works, services for the reporting period according to accounting reports of the Company.

The Chairman of the Board of Directors is paid remunerations using a multiplier of 1.3.

Remunerations payable to a member of the Board of Directors shall be reduced:

by 30% if the member attended in person less than half of the Board meetings held in the form of joint presence;

by 100% if the member attended less than half of the total number of the conducted Board meetings.

For the quarter in which elections of the Board members took place, remunerations to the Board member shall be paid pro rata to the actual time in office in the quarter in question.

7.4 Amount of annual remunerations for the whole Board of Directors is set as a percentage of the Company's net profit for the reporting year according to accounting reports of the Company.

Amount of annual remunerations for each member of the Board of Directors shall be determines by a decision of the Board passed simultaneously with tentative approval of the annual report of the Company.

7.5 The general meeting of shareholders at which the relevant Board of Directors is elected shall decide on the percentage of allocations to calculate the annual and quarterly remunerations.

7. 6 Members of the Board of Directors are entitled to take part in option plans established by the Company.

5.4 Structure and powers of the issuer's bodies for control and supervision over financial and business activities.

Structure and terms of reference of bodies for controlling business and financial operations of the issuer

Article 18 (Charter of JSC CenterTelecom)
SUPERVISION OF COMPANY FINANCIAL
AND ECONOMIC ACTIVITY

18.1 In order to supervise financial and economic activity an internal audit commission and a special structural subdivision implementing internal supervision shall be created within the Company and an independent auditor shall be engaged.

18.2 The internal audit commission is an independent supervisory body of the Company. Its five members shall be elected at the annual General Meeting of Shareholders for the period up to the following annual General Meeting of Shareholders.

18.2.1 The authority of individual members or the all members of the internal audit commission may be terminated early by a resolution of the General Meeting of Shareholders.

18.2.2 In the event of early termination of the authority of members of the internal audit commission the authority of the new members of the internal audit commission shall remain in effect until the next annual General Meeting of Shareholders.

In the event that the number of members of the internal audit commission falls below half the number of elected members of the internal audit commission the Board of Directors must convene an extraordinary General Meeting of Shareholders to elect a new internal audit commission. The remaining members of the internal audit commission shall perform their functions until the new internal audit commission is elected at the extraordinary General Meeting of Shareholders.

The following matters are referred to the authority of the internal audit commission:

verifying the accuracy of data in reports and other financial documents of the Company;

- discovering breaches of procedures established by legal acts of the Russian Federation on maintaining accounts and presenting financial reports;
- verifying the compliance with legal norms of the calculation and payment of taxes;
- discovering infringements of legal acts of the Russian Federation in accordance with which the Company conducts its financial and economic activity;
- assessing the economic feasibility of the Company's financial and economic operations.

18.2.3 The internal audit commission shall review the Company's financial and economic activity based on the Company's results for the year.

The Company's financial and economic activity shall also be reviewed:

- at the initiative of the Company's internal audit commission;
- pursuant to a resolution of the Company's General Meeting of Shareholders;
- pursuant to a resolution of the Company's Board of Directors;

- pursuant to a request of a shareholder (shareholders) of the Company holding a total of at least 10 percent of voting shares in the Company in respect of all matters within the authority of the General Meeting of Shareholders on the date that the request is presented.

18.2.4 Pursuant to a request of the internal audit commission, officers of the Company's management bodies must provide documents concerning the Company's financial and economic activity.

18.2.5 Working procedures for the internal audit commission and the amount and procedure for payment of the fees of members of the internal audit commission shall be determined in the Regulation On the Internal Audit Commission of the Company, to be approved by the General Meeting of Shareholders.

18.3 In order to ensure permanent internal supervision over performance of all economic operations a special structural subdivision shall be established within the Company that will be independent of the Company's executive bodies. The activity of such subdivision shall be under supervision of the Company's Board of Directors.
The functions of such structural subdivision, the procedure for performance of its activities and the procedure for appointing employees, requirements with respect to such employees shall be determined by an internal document approved by the Company's Board of Directors.

18.4 In order to verify and confirm the accuracy of the annual financial reports the Company shall each year engage a professional auditor, independent form any material interests connected with the Company or its shareholders.

18.4.1 The auditor shall audit the Company's financial and economic activity in accordance with legal acts of the Russian Federation on the basis of an agreement entered into with it.

18.4.2 The General Meeting of Shareholders shall approve the Company's auditor. The terms of the agreement to be entered into with the auditor, including the amount of fees payable for its services, shall be approved by the Company's Board of Directors.

18.4.3 The Company's activity must be audited at any time pursuant to a request of a shareholder with a total interest in the charter capital of 10 percent or more. Shareholders initiating an audit review shall submit to the Board of Directors a written request indicating the grounds of such request, the name of the shareholders and the quantity and category (type) of shares belonging to such shareholders and bearing the signature of the shareholder or its authorized representative. If the demand is signed by an authorized representative a copy of the power of attorney must be attached to it.

Information regarding the internal system of control and supervision over financial and business activities of the issuer.

In 2003 Internal Control Department was set up in JSC CenterTelecom with responsibilities for internal control over financial and business dealings of the Company.

The department carries out scheduled audits, scheduled target checks, ad hoc checks (as required) of financial and economic dealings of subsidiaries (i.e. the department verifies compliance with effective applicable legislation and special requirements set forth by internal regulations of the Company).

Key employees of the department: Director – Ms. L. Dyliaeva, Deputy Director – Ms. N. Andreeva.

The organizational structure of the Department, its work schedule for 2H2003 and main operations are approved by the Board of Directors on October 1, 2003.

Pursuant to the regulations approved by the Board of Directors the internal audit department reports to the Board of Directors and interoperates with the external auditor of the Company.

In 3Q2003 the following documents were drawn up by the director of the Internal Audit Department and submitted for review by the Board of Directors:

1. Work schedule for 4Q2003 (attached);
2. Organizational structure of the Internal Audit Department (attached);
3. Main operations of the Internal Audit Department for 2H2003;

Pursuant to work schedule of the Department audits of financial and business dealings of the following subsidiaries were conducted: Ryazan subsidiary, TulaTelecom, Belsvyaz, Kursk subsidiary, Mytischenski telecommunications office of the Moscow subsidiary (within the framework of comprehensive check), Yartelecom.

In order to implement the schedule of audits of the Company's subsidiaries General Directorate's experts and experts of internal audit units of subsidiaries in various areas are involved.

The Company has developed and enacted internal regulations covering rules for handling sensitive, proprietary and confidential information.

5.5 Information on individuals serving in the bodies controlling and supervising financial and business operations of the Company.

Control and internal audit commission

Mr. K. Belyaev

Born in: ***1968***
Education: ***higher***

Positions held over the past five years:
Period: ***1996 - 2001***
Organization: ***Public Joint-Stock Company Artelecom***
Position: ***Chief accountant***

Period: ***2002 - 2002***
Organization: ***Public Joint-Stock Company Yartelecom***
Position: ***member of the Board of Directors***

Period: ***2002 - 2002***
Organization: ***Public Joint-Stock Company Artelecom***
Position: ***member of the Board of Directors***

Period: ***2003 – up to now***
Organization: ***Public Joint-Stock Company ACB Svyaz-Bank***
Position: ***member of the Board of Directors***

Period: ***2001 – up to now***
Organization: ***Public Joint-Stock Company Svyazinvest***
Position: ***Chief accountant***

Period: ***2002 – up to now***
Organization: ***JSC CenterTelecom***
Position: ***Chairman of the Audit Commission***

Interest in the legal (charter) capital of the issuer: ***no***
Interest in daughter/affiliated companies of the issuer: ***no***

Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company***

Ms. Lyubov Greseva

Born in: ***1976***
Education: ***higher***

Positions held over the past five years:
Period: ***1998 - 1998***
Organization: ***Private Joint-Stock Company Master-Design***
Position: ***Chief accountant***

Period: *1998 – 2000*
Organization: *Limited Liability Company Permlescontract*
Position: *deputy chief accountant, acting chief accountant*

Period: *2000 - 2000*
Organization: *Limited Liability Company Prikamie Lada Plus*
Position: *Chief accountant*

Period: *2000 – 2002*
Organization: *Limited Liability Company Sargona-Pro*
Position: *Chief accountant*

Period: *2002 - 2003*
Organization: *Public Joint-Stock Company Investitsionnaya Kompania Svyazi*
Position: *chief expert, internal audit unit, Internal Audit and Economic Analysis Department*

Period: *2002 – up to now*
Organization: *Public Joint-Stock Company Investitsionnaya Kompania Svyazi*
Position: *chief expert, unit of internal audit of subsidiaries of JSC Svyazinvest, Internal Audit Department of JSC Svyazinvest*

Period: *2003 – up to now*
Organization: *Private Joint-Stock Company TeleRoss-Voronezh*
Position: *Member of Audit Commission*

Period: *2003 – up to now*
Organization: *Public Joint-Stock Company Rinet*
Position: *Member of Audit Commission*

Period: *2003 – up to now*
Organization: *Cellular Communications of the Black-Soil area (Chernozemie)*
Position: *Member of Audit Commission*

Period: *2003 – up to now*
Organization: *Public Joint-Stock Company VolgaTelecom*
Position: *Member of Audit Commission*

Period: *2003 – up to now*
Organization: *Public Joint-Stock Company SouthernTelecom*
Position: *Member of Audit Commission*

Period: *2003 – up to now*
Organization: *Private Joint-Stock Company Center for Implementation of Specialized Systems*
Position: *Member of Audit Commission*

Period: *2003 – up to now*
Organization: *Private Joint-Stock Company Novosibirsk Cellular Communications 450*
Position: *Member of Audit Commission*

Period: ***2003 – up to now***
Organization: ***Private Joint-Stock Company ATS-32***
Position: ***Member of Audit Commission***

Period: ***2003 – up to now***
Organization: ***Private Joint-Stock Company Kurganski Cellular Phone***
Position: ***Member of Audit Commission***

Period: ***2003 – up to now***
Organization: ***Private Joint-Stock Company Penza-Mobile***
Position: ***Member of Audit Commission***

Period: ***2003 – up to now***
Organization: ***JSC CenterTelecom***
Position: ***Member of Audit Commission***

Interest in the legal (charter) capital of the issuer: ***no***
Interest in daughter/affiliated companies of the issuer: ***no***

Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company***

Ms. Elena Kukudzhanova

Born in: ***1972***
Education: ***higher***

Positions held over the past five years:
Period: ***1999 - 2000***
Organization: ***Limited Liability Company Odeks***
Position: ***accountant***

Period: ***2000 - 2000***
Organization: ***Private Joint-Stock Company Soyuzsnab***
Position: ***Chief accountant***

Period: ***2000 – 2002***
Organization: ***Limited Liability Company RIL***
Position: ***accountant***

Period: ***2002 – 2003***
Organization: ***Public Joint-Stock Company Svyazinvest***
Position: ***chief expert, internal audit unit, Internal Audit and Economic Analysis Department***

Period: ***2003 – up to now***
Organization: ***Public Joint-Stock Company Svyazinvest***
Position: ***chief expert, internal audit unit of affiliated companies of JSC Svyazinvest, Department of Internal Audit***

Period: ***2003 – up to now***

Organization: ***Public JSC Dalsvyaz***
Position: ***Member of Audit Commission***

Period: ***2003 – up to now***
Organization: ***Public JSC Uralsvyazinform***
Position: ***Member of Audit Commission***

Period: ***2003 – up to now***
Organization: ***Uralcomm Limited Liability Company***
Position: ***Member of Audit Commission***

Period: ***2003 – up to now***
Organization: ***Private JSC ACIB Pochtobank***
Position: ***Member of Audit Commission***

Period: ***2003 – up to now***
Organization: ***Permskaya teleradiocompany UralInform TV, Limited Liability Company***
Position: ***Member of Audit Commission***

Period: ***2003 – up to now***
Organization: ***Private JSC TeleRoss-Volgograd***
Position: ***Member of Audit Commission***

Period: ***2003 – up to now***
Organization: ***Public JSC Rinet***
Position: ***Member of Audit Commission***

Period: ***2003 – up to now***
Organization: ***Private JSC TeleRoss-Novosibirsk***
Position: ***Member of Audit Commission***

Period: ***2003 – up to now***
Organization: ***Private JSC TeleRoss-Vladivostok***
Position: ***Member of Audit Commission***

Period: ***2003 – up to now***
Organization: ***Private JSC RTC-Center***
Position: ***Member of Audit Commission***

Period: ***2003 – up to now***
Organization: ***JSC CenterTelecom***
Position: ***Member of Audit Commission***

Interest in the legal (charter) capital of the issuer: ***no***
Interest in daughter/affiliated companies of the issuer: ***no***

Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body

and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company***

Ms. Irina Prokofieva

Born in: ***1968***
Education: ***higher***

Positions held over the past five years:
Period: ***1998 - 2001***
Organization: ***Public Joint-Stock Company Telecominvest***
Position: ***expert***

Period: ***2001 - 2001***
Organization: ***Public Joint-Stock Company Investitsionnaya Kompania Svyazi***
Position: ***Deputy chief of Internal Audit and Economic Analysis***

Period: ***2001 – 2003***
Organization: ***Public Joint-Stock Company Investitsionnaya Kompania Svyazi***
Position: ***Deputy Director – chief of internal audit unit, Internal Audit and Economic Analysis***

Period: ***2003 – up to now***
Organization: ***Private Joint-Stock Company Ermak-RMS***
Position: ***Member of the Board of Directors***

Period: ***2003 – up to now***
Organization: ***Public JSC Investitsionnaya Kompania Svyazi***
Position: ***Director of Internal Audit Department***

Period: ***2003 – up to now***
Organization: ***Public JSC North-West Telecom***
Position: ***Member of Audit Commission***

Period: ***2003 – up to now***
Organization: ***Public JSC Uralsvyazinform***
Position: ***Member of Audit Commission***

Period: ***2003 – up to now***
Organization: ***Public JSC SibirTelecom***
Position: ***Member of Audit Commission***

Period: ***2003 – up to now***
Organization: ***Public JSC Southern Telecommunication Company***
Position: ***Member of Audit Commission***

Period: ***2003 – up to now***
Organization: ***Private JSC ACIB Pochtobank***
Position: ***Member of Audit Commission***

Period: ***2003 – up to now***
Organization: ***South-Ural Cellular Phone Limited Liability Company***

Position: ***Member of Audit Commission***

Period: ***2003 – up to now***
Organization: ***Private JSC WestBaltTelecom***
Position: ***Member of Audit Commission***

Period: ***2003 – up to now***
Organization: ***Private JSC Orenburg GSM***
Position: ***Member of Audit Commission***

Period: ***2003 – up to now***
Organization: ***Private JSC Yugsvyazstroy***
Position: ***Member of Audit Commission***

Period: ***2003 – up to now***
Organization: ***Private JSC Recuperation facilities Orbita***
Position: ***Member of Audit Commission***

Period: ***2003 – up to now***
Organization: ***Private JSC Volgogradski GSM***
Position: ***Member of Audit Commission***

Period: ***2003 – up to now***
Organization: ***Private JSC TeleRoss-Kubanelektrosvyaz***
Position: ***Member of Audit Commission***

Period: ***2003 – up to now***
Organization: ***Private JSC Armavir telecommunications Plant***
Position: ***Member of Audit Commission***

Period: ***2003 – up to now***
Organization: ***Private JSC CMTO***
Position: ***Member of Audit Commission***

Period: ***2003 – up to now***
Organization: ***Private JSC Stack GSM***
Position: ***Member of Audit Commission***

Period: ***2003 – up to now***
Organization: ***Private JSC South-Siberian Cellular Communications***
Position: ***Member of Audit Commission***

Period: ***2003 – up to now***
Organization: ***Private JSC Pimtelephone***
Position: ***Member of Audit Commission***

Period: ***2003 – up to now***
Organization: ***Private JSC RTC-Leasing***
Position: ***Member of Audit Commission***

Period: *2003 – up to now*
Organization: ***Private JSC Westelecom***
Position: ***Member of Audit Commission***

Period: *2003 – up to now*
Organization: ***JSC CenterTelecom***
Position: ***Member of Audit Commission***

Interest in the legal (charter) capital of the issuer: ***no***
Interest in daughter/affiliated companies of the issuer: ***no***

Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company***

Mr. Kirill Frolov

Born in: *1977*
Education: ***higher***

Positions held over the past five years:
Period: *1997 - 2000*
Organization: ***Limited Liability Company Dubrovki***
Position: ***Chief accountant***

Period: ***2000 - 2001***
Organization: ***Company A-Hold***
Position: ***auditor***

Period: *2001 – 2001*
Organization: ***Public Joint-Stock Company Investitsionnaya Kompania Svyazi***
Position: ***chief expert, internal audit and economic analysis unit***

Period: *2001 – 2003*
Organization: ***Public Joint-Stock Company Investitsionnaya Kompania Svyazi***
Position: ***chief of internal audit unit, Department of Internal Audit and Economic Analysis***

Period: *2003 – up to now*
Organization: ***Public Joint-Stock Company Investitsionnaya Kompania Svyazi***
Position: ***Deputy Director – chief of internal audit of subsidiaries of JSC Svyazinvest, Internal Audit Department***

Period: *2002 - 2002*
Organization: ***Public JSC Amursvyaz***
Position: ***Member of the Board of Directors***

Period: *2003 – up to now*
Organization: ***Private JSC Tverskaya Cellular Communications***
Position: ***Member of Audit Commission***

Period: ***2003 – up to now***
Organization: ***Public JSC Uralsvyazinform***
Position: ***Member of Audit Commission***

Period: ***2003 – up to now***
Organization: ***Public JSC STC***
Position: ***Member of Audit Commission***

Period: ***2003 – up to now***
Organization: ***Private JSC Uralvestcom***
Position: ***Member of Audit Commission***

Period: ***2003 – up to now***
Organization: ***Private JSC Svyazinformkomplekt***
Position: ***Member of Audit Commission***

Period: ***2003 – up to now***
Organization: ***Private JSC Teleross-Tyumen***
Position: ***Member of Audit Commission***

Period: ***2003 – up to now***
Organization: ***Private JSC TyumenRuscom***
Position: ***Member of Audit Commission***

Period: ***2003 – up to now***
Organization: ***Private JSC Ermak-RSM***
Position: ***Member of Audit Commission***

Period: ***2003 – up to now***
Organization: ***Private JSC Kaliningradskie Mobile Networks***
Position: ***Member of Audit Commission***

Period: ***2003 – up to now***
Organization: ***Private JSC Transsvyaz***
Position: ***Member of Audit Commission***

Period: ***2003 – up to now***
Organization: ***Private JSC Eniseytelecom***
Position: ***Member of Audit Commission***

Period: ***2003 – up to now***
Organization: ***Private JSC Siberia cellular Systems 900***
Position: ***Member of Audit Commission***

Period: ***2003 – up to now***
Organization: ***JSC CenterTelecom***
Position: ***Member of Audit Commission***

Interest in the legal (charter) capital of the issuer: ***no***
Interest in daughter/affiliated companies of the issuer: ***no***

Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company***

Internal Audit Department
Ms. Lyudmila Dyliaeva

Born in: ***1958***
Education: ***higher***

Positions held over the past five years:
Period: ***1997 – 1999***
Organization: ***Public Joint-Stock Company Elektrosvyaz of the Moscow region***
Position: ***Inspector of the audit, internal audit commission***

Period: ***1999 – 2000***
Organization: ***Public Joint-Stock Company Elektrosvyaz of the Moscow region***
Position: ***Accountant-controller, accounting, reporting and control unit***

Period: ***2000 – 2001***
Organization: ***Public Joint-Stock Company Elektrosvyaz of the Moscow region***
Position: ***Chief of audit, Head Accounting Department***

Period: ***2001 – 2003***
Organization: ***Joint-Stock Central Telecommunication Company***
Position: ***Head of Department of Internal Audit of the General Accounting Office***

Period: ***2003 – 2003***
Organization: ***Joint-Stock Central Telecommunication Company***
Position: ***Deputy head, Accounting Procedures, Methodology and Accounting Department***

Period: ***2003 – up to now***
Organization: ***Joint-Stock Central Telecommunication Company***
Position: ***Director of Internal Audit Department***

Interest in the legal (charter) capital of the issuer: ***no***
Interest in daughter/affiliated companies of the issuer: ***no***

Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company***

Natalia I. Andreeva

Born in: ***1948***
Education: ***higher***

Positions held over the past five years:

Period: ***1997 – 2001***
Organization: ***Joint-Stock Company Moscow City Telephone Network***
Position: ***Financial controller, methodology and aggregated financial accounting department***

Period: ***2001 – 2003***
Organization: ***Joint-Stock Company Moscow City Telephone Network***
Position: ***Financial controller, aggregated financial accounting department***

Period: ***2003 – up to now***
Organization: ***Joint-Stock Central Telecommunication Company***
Position: ***Deputy Director of Internal Audit Department***

5.6 Remunerations, benefits/reimbursement of expenses of the body supervising financial and business activities of the issuer.

The Charter of JSC CenterTelecom specifies that amount and payment procedure of the remunerations payable to members of the internal audit commission are set forth by Regulations on the audit commission of the Company to be approved by a general meeting of shareholders.

The said Regulations in Article 7 specifies that a member of the audit commission shall be paid remunerations equal to half of that of a member of the Board of Directors.

Remunerations paid to members of the audit commission in 2002:

Salary – RUR191,589.96;
Bonuses – RUR199,788.84;
Commissions - no;
Benefits and/or reimbursement of expenses – no
Other allowances - RUR6,600
Total remunerations paid to members of the audit commission for 2002: – RUR397,978.80

Remunerations paid to employees of the internal audit unit for 2002:

Salary – RUR516,082.81;
Bonuses – RUR360,887.77;
Commissions - no;
Benefits and/or reimbursement of expenses – no
Other allowances – RUR19,500
Total remunerations paid to employees of the internal audit unit for 2002 – RUR896,470.58

5.7 Workforce and general information on the issuer's employees and workforce variations

Information to be provided under this item should not be given in the report for the fourth quarter of a year.

5.8 Information regarding any issuer's obligations to employees (workforce) related to a possibility of their participation in the legal (contributed) capital (unit fund) of the issuer.

No obligations to employees.

VI. Information regarding shareholders of the issuer, and related (interested) party deals closed by the issuer

6.1 Data on the total number of the issuer's shareholders (participants).

Total number of the issuer's shareholders as at the reporting period end: **29,956**
of which nominal holders of the issuer's shares: **42**

6.2 Data on shareholders (participants) of the issuer owning at least 5% of its legal (contributed) capital (unit fund) or at least 5% of its ordinary shares, and data on participants (shareholders) of such holders, owning at least 20% of its legal (contributed) capital (unit fund) or at least 20% of ordinary shares of such a holder.

6.2.1. Full name of the shareholder: ***Public Joint-Stock Company Investitsionnaya Kompania Svyazi***
Abbreviated name: ***JSC Svyazinvest***
INN: ***7710158355***
Address: ***55 Plyuschikha Street, building 2, Moscow, 119121, Russia***
Interest in the legal (charter) capital of the issuer: ***38.02 %***
Percentage of ordinary shares: ***50.69 %***
Shareholders (participants) owning at least 20% of the legal capital of the shareholder (participant) of the issuer:

a) Name of the shareholder: ***Ministry of Property Relations of the Russian Federation***
Address: ***9 Nikolski Per., Moscow, Russia***
Interest in the legal capital of the issuer's shareholder (participant): ***50 % + 1***
Percentage of ordinary shares of the shareholder (participant) of the issuer: ***50 % + 1***
Interest in the legal (charter) capital of the issuer: ***0 %***
Percentage of ordinary shares: ***0 %***

b) Name of the shareholder: ***MUSTCOM LIMITED***
Address: ***Julia House, 3 Themistokles Dervis Street CY-1066 Nicosia, Cyprus.***
Interest in the legal capital of the issuer's shareholder (participant): ***25 % + 1***
Percentage of ordinary shares of the shareholder (participant) of the issuer: ***25 % + 1***
Interest in the legal (charter) capital of the issuer: ***0 %***
Percentage of ordinary shares: ***0 %***

c) Name of the shareholder: ***Specialized state body established by the government - Russian Federal Property Fund***
Address: ***9 Leninski Prospect, Moscow, 19049, Russia***
Interest in the legal capital of the issuer's shareholder (participant): ***25 % -2***
Percentage of ordinary shares of the shareholder (participant) of the issuer: ***25 % -2***
Interest in the legal (charter) capital of the issuer: ***7,19 %***
Percentage of ordinary shares: ***9,59 %***

6.2.2. Full name of the shareholder: ***ING Bank (EURASIA) ZAO (Private Joint-Stock Company)***
Abbreviated name: ***ING Bank EURASIA***
INN: ***7712014310***
Address: ***31 Krasnaya Presnya, Moscow, 123022, Russia***
Interest in the legal (charter) capital of the issuer: ***4.67 %***
Percentage of ordinary shares: ***5.06 %***
(nominal holder)

6.2.3. Full name of the shareholder: ***Private Joint-Stock Company Depositary Clearing Company***
Abbreviated name: ***ZAO DCC***
INN: ***7710021150***
Address: ***13 1st Tverskaya-Yamskaya Street, Moscow, 125047, Russia***
Interest in the legal (charter) capital of the issuer: ***10.25 %***
Percentage of ordinary shares: ***8.02 %***
(nominal holder)

6.2.4. Full name of the shareholder: ***Specialized state body established by the government - Russian Federal Property Fund***
INN: ***7704097841***
Address: ***9 Leninski Prospect, Moscow, 119049, Russia***
Interest in the legal (charter) capital of the issuer: ***7.19 %***
Percentage of ordinary shares: ***9,59 %***
Shareholders (participants) owning at least 20% of the legal capital of the shareholder (participant) of the issuer:
no such persons

6.2.5. Full name of the shareholder: ***Private Joint-Stock Company ABN AMRO BANK AO***
Abbreviated name: ***ABN AMRO BANK A.O.***
INN: ***7703120329***
Address: ***17 Bolshaya Nikitskaya Street, building 1, Moscow, 103009, Russia***
Interest in the legal (charter) capital of the issuer: ***8.00 %***
Percentage of ordinary shares: ***3.24 %***
(nominal holder)

6.2.6. Full name of the shareholder: ***Private Joint-Stock Company BRUNSWICK UBS NOMINEES***
Abbreviated name: ***ZAO BRUNSWICK UBS NOMINEES***
INN: ***7711080038***
Address: ***2/2 Paveletskaya Square, Moscow, 115054, Russia***
Interest in the legal (charter) capital of the issuer: ***9.76 %***
Percentage of ordinary shares: ***5.69 %***
(nominal holder)

6.3 Information regarding government or municipal entity's interest in the legal (contribution) capital (unit fund) of the issuer, existence of a special right ("the golden share"):

#	full corporate name (for a legal entity – for-profit organization) or name (for a legal entity – not-for-profit organization); or surname-given name (for a natural person) managing the government or municipal interest, and the person which on behalf of the Russian Federation, a constituent entity of the latter, or municipal entity performs the functions of a participant (shareholder) of the issuer.	Location	The person's interest in the legal (contribution) capital (unit fund) of the issuer.
1.	Specialized state body established by the government - Russian Federal Property Fund	9 Leninski Prospect, Moscow, 119049, Russia	7.19374 %
2.	State Institution Federal Postal Service of the Moscow region	29 Narodnogo Opolchenya Street, building 2, Moscow, 123824, Russia	0.00404 %
3.	Property management Committee, Kaluga city	8 Saltykova-Schedrina Street, Kaluga, 248002, Russia	0.00011 %
4.	Property Fund of the Kaluga region	2 Stary torg Square, Kaluga, 248600, Russia	0.00001 %

Special rights of the Russian Federation, constituent entities of the same, municipal entities for governing of the issuer: ***no***

6.4 Information regarding restrictions on owning interest in the legal (contribution) capital (unit fund) of the issuer.

According to item 8.12 of the Company's Charter:
In the event that a shareholder in the Company intends to acquire 30 or more percent of placed common shares in the Company, alone or jointly with an affiliate (affiliates), such shareholder must, no sooner than 90 days and no later than 30 days before the date of acquisition of shares, send the Company written notice of its intention to acquire the shares. After the completion of the transaction involving the acquisition of such shares such shareholder must, within 30 days from date of acquisition, propose to the Company shareholders to sell their common shares of the Company and mass-issued securities convertible into shares at the market price but not less than the average price for the six months preceding the acquisition date of the shares by such shareholder.

According to the Russian Federation Law On competition and limitation of monopolistic activities on commodity markets there are following restrictions applicable to dealings with outstanding issued securities of the issuer on OTC market:

based on an application of a legal entity or a natural person and subject to a consent of a federal anti-monopoly body given in advance, an individual (a group of individuals) may acquire shares (units) carrying voting rights in the legal capital of a business entity giving the person (the group of individuals) the right to control over 20% of the said shares (units).

There are no restrictions on foreign participation in the legal capital of the issuer.
There are no other limitations applicable to having an interest in the legal (contributed) capital of the issuer.

6.5 Information regarding changes in the ownership (shareholders-participants and their interests) of issuer affecting holders of at least 5 percent of its legal (contributed) capital (unit fund) or at least 5 percent of its ordinary shares.

	full and abbreviated corporate names (for a not-for-profit organization – name) of a legal entity or surname, given names of a natural person	interest of the person in the legal (contributed) capital (unit fund) of the issuer	percentage of the issuer ordinary shares owned by the said person
*Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **March 25, 1999***			
1.	Russian Federal Property Fund	22 %	27.40 %
2.	Public Joint-Stock Company Investitsionnaya Kompania Svyazi JSC Svyazinvest	38 %	52.05 %
3.	DCL-KF Corporation	5.82 %	2.72 %
*Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **May 12, 2000***			
1.	Russian Federal Property Fund	22 %	27.40 %
2.	Public Joint-Stock Company Investitsionnaya Kompania Svyazi JSC Svyazinvest	38 %	52.05 %
3.	PROTSVETANIE HOLDINGS LIMITED	5.45 %	1.51 %
4.	DCL-KF Corporation	5.58 %	2.39 %
*Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **April 16, 2001***			
1.	Russian Federal Property Fund	22 %	27.4 %
2.	Public Joint-Stock Company Investitsionnaya Kompania Svyazi JSC	38 %	52.05 %

	Svyazinvest		
3.	PROTSVETANIE HOLDINGS LIMITED	6.66 %	1.51 %
4.	DCL-KF Corporation	5.58 %	2.39 %
*Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **January 7, 2002***			
1.	Russian Federal Property Fund	22 %	27.4 %
2.	Public Joint-Stock Company Investitsionnaya Kompania Svyazi JSC Svyazinvest	38 %	52.05 %
3.	PROTSVETANIE HOLDINGS LIMITED	6.66 %	1.51 %
4.	DCL-KF Corporation	5.58 %	2.39 %
*Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **April 18, 2002***			
1.	Russian Federal Property Fund	22 %	27.4 %
2.	Public Joint-Stock Company Investitsionnaya Kompania Svyazi JSC Svyazinvest	38 %	52.05 %
3.	PROTSVETANIE HOLDINGS LIMITED	5.93 %	0.51 %
4.	DCL-KF Corporation	5.58 %	2.39 %
*Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **December 17, 2002***			
1.	Russian Federal Property Fund	7.19 %	9.59 %
2.	Public Joint-Stock Company Investitsionnaya Kompania Svyazi JSC Svyazinvest	38.02 %	50.69 %
*Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **May 5, 2003***			
1.	Russian Federal Property Fund	7.19 %	9.59 %
2.	Public Joint-Stock Company Investitsionnaya Kompania Svyazi JSC Svyazinvest	38.02 %	50.69 %

6.6 Information regarding transactions concluded by the issuer where self-interest existed (related party deals).

Total value of the closed related party deals: RUR235,703,253.33

6.7 Accounts receivable

Information to be provided under this item should not be given in the report for the fourth quarter of a year.

VII. Accounting reports/financial statements of the issuer

7.1 Annual financial statements of the issuer.

Annual financial statements of the issuer for the last full fiscal year are not included in the quarterly report for the fourth quarter.

7.2 Quarterly financial statements of the issuer for the last ended reporting quarter.

Quarterly financial reports are not required for the issuer's report for the fourth quarter.

7.3 Consolidated financial statements of the issuer for the last full fiscal year.

Consolidated financial statements of the issuer for the last full fiscal year are not included in the issuer's report for 4th quarter.

7.4 Total value of export and export share in the total sales volume.

Information to be provided under this item should not be given in the report for the fourth quarter of a year.

7.5 Information regarding significant changes in the issuer's property after the end of the last full fiscal year.

No significant (in excess of 5% of asset value of the Company) changes in the immovable property of the issuer in 4Q2003.

In the total value of the immovable property the value of telecommunications facilities (cable ducts, linear plant) is specified. It should be noted that in the scope of telecommunications facilities the list of items to be registered by the government is not definitively finalized yet, nor are the registration arrangements. Article 7 of the Federal Telecommunications Act stipulates that specifics of the state registration of telecommunications facilities shall be set forth by the government of the Russian Federation. According to item 21 of the Russian Government executive order of December 4, 2003 #1776-r it is planned to draft a legal act On specifics of the state registration of ownership rights and other property rights for linear and cable plant in 2Q2004.

7.6 Information about litigations involving the issuer that may materially affect its financial and business operations.

According to Comment to the Executive Order of the Federal Commission for Securities Market #03-32/ps of July 2, 2003 On information disclosure by issuers of securities issues the following law suits are as significant:

- lawsuits to the amount in excess of 10% of the Company's assets, valued as of October 1, 2003 at RUR2,915,862 thousand;
- lawsuits hampering normal business operations or aimed at their prohibition or termination (lawsuits demanding winding up of the Company, ruling on bankruptcy or insolvency of the Company or its daughter or affiliated companies, assignment of property (assets), contesting or jeopardizing licensed or patented rights, recovery of overdue levies and taxes payable to budget and out-of-budget funds in significant amounts).

In 4Q2003 a law suit recognized as a material one was heard by the Arbitration court of the Moscow region filed by the Moscow subsidiary of the Company requesting to cancel and invalidate the state registration of the ownership rights of the Municipal entity of the Chekhov locality of the Moscow region on the urban and rural telephone and radio broadcasting networks recorded on the books of the Company and requesting invalidation of the relevant registration certificates confirming the state registration of the ownership rights of the Municipal entity of the Chekhov locality of the Moscow region on the urban and rural telephone and radio broadcasting networks.

There were no other law suits that might be recognized as material ones.

VIII. Additional information about the issuer and outstanding securities issued by it

8.1 Additional information about the issuer.

8.1.1 Legal (charter) capital of the issuer: amount and structure.

Amount of the issuer's legal capital as of the end of the last reporting quarter: **RUR** *631,199,896.5*

Breakdown of the legal capital by categories of shares:

Ordinary shares:

total nominal value: RUR*473,402,049.9*

percentage of the legal capital: *75.000337 %*

Preference shares:

total nominal value: RUR*157,797,846.6*

percentage of the legal capital: *24.999663 %*

Level I American Depositary Receipts (ADRs) Program issued for underlying ordinary shares of JSC CenterTelecom was registered on August 22, 2001 by the US Securities and Exchange Commission. One ADR represents 100 ordinary shares of the Company. As of the end of the reporting quarter outstanding ADRs represented about 0.54% of local ordinary shares of the Company.

JPMorgan Chase Bank (J.P. Morgan Chase Bank, Trinity Tower 9 Tomas More Street London EIWIYT United Kingdom) is the depositary bank for the ADR program of the Company. Deposit Agreement between JSC CenterTelecom, JPMorgan Chase bank and holders of the ADRs was concluded on September 4, 2001, as revised and amended on December 10, 2001.

Permits for outstanding shares overseas are issued according to Ordinance of FCSM of Russia #03-17/nc of April 1, 2003.

FCSM permit to accept the Company shares for overseas trading was granted:

- *August 16, 2001 # 702-p for Level I ADR Program for 334,185 underlying ordinary shares of the Company;*
- *March 18, 2002 #323/p for Level I ADR Program for 334,185,000 underlying ordinary shares of the Company (due to share split);*
- *December 24, 2002 # 1818/p for Level I ADR Program for trading 802,000,000 underlying ordinary shares of the Company (due to joining of 16 telecom companies of the Central region to Joint-Stock Central Telecommunication Company).*

At the moment there are no market-makers arranging trading to ensure transfer of securities of a foreign issuer certifying rights with respect of the issuer's shares.

8.1.2 Changes in the legal capital of the issuer

Value of the legal capital as at January 1, 1998, RUR	618,631 (denominated in new roubles))
Breakdown of the legal capital by share type	**Ordinary shares:** total nominal value, RUR: ***451,601 (new rouble denominated)*** percentage of the legal capital: *73.00006 %* **Preference shares Class B:** total nominal value, RUR: ***12,372 (new rouble denominated)*** percentage of the legal capital: *1.9999 %* **Preference shares Class A:** total nominal value, RUR:154,658 ***(new rouble denominated)*** percentage of the legal capital*: 25.00004 %*
The issuer's governing body which made a decision to change the issuer's legal capital	***Annual general meeting of shareholders of Joint-Stock Company Elektrosvyaz of the Moscow region***
Date and number of the minutes of the meeting (session) of the issuer's governing body at which the decision to	***17.05.1996 Minutes # 2***

change the issuer's legal capital was passed.	
Amount of the legal capital, RUR	*185,589,300*
Breakdown of the legal capital by share type	**Ordinary shares:** total nominal value, RUR*135,480,300* percentage of the legal capital: *73.00006 %* **Preference shares Class B:** total nominal value, RUR*3,711,600* percentage of the legal capital: *1.9999 %* **Preference shares Class A:** total nominal value, RUR*46,397,400* percentage of the legal capital*: 25.00004 %*
The issuer's governing body which made a decision to change the issuer's legal capital	Board of Directors of Joint-Stock Central Telecommunication Company
Date and number of the minutes of the meeting (session) of the issuer's governing body at which the decision to change the issuer's legal capital was passed.	**29.07.2002 Minutes # 6**
Legal capital, RUR	*631,199,896.5*
Breakdown of the legal capital by share type	**Ordinary shares:** total nominal value, RUR*473,402,049.9* percentage of the legal capital: *75.000337 %* **Preference shares Class A:** total nominal value, RUR*157,797,846.6* percentage of the legal capital*: 24.999663 %*

8.1.3. Allocations to and making use of the reserves and other funds of the issuer

Article 10 (Charter of the Company) Company Funds

10.1. A reserve fund shall be created within the Company in the amount of 5 percent of the Company's charter capital.

The Company's reserve fund shall be formed through mandatory annual deductions of at least 5 percent of the Company's net profits until such time as the fund reaches the size established in this Clause.

The reserve fund is created for the purposes of covering the Company's losses, redeeming Company's bonds and repurchasing shares of the Company in the event that other funds are not available.

The reserve fund may not be used for other purposes.

In 2Q2003 the Company allocated RUR31,560 thousand (5% of the legal capital amount) to the reserves. In 3Q2003 a doubtful debt reserve to cover doubtful accounts receivable totaled to RUR919,145 thousand. Information on the amount of the fund for 4Q2003 will be provided after annual financial statements for 2003 are compiled.

10.2. Pursuant to a resolution of the General Meeting of Shareholders on the matter provided in sub-clause 13 of Clause 13.2 herein other funds within the Company may be created, including a Shareholding Fund for Company employees.

Funds of the Shareholding Fund shall be used only to acquire shares of the Company sold by the shareholders of the Company for subsequent placement among the Company's employees.

Proceeds from the sale to Company's employees of shares acquired using funds from the Shareholding Fund, shall be contributed to such fund.

The procedure for contributing and using monies of the fund and its purpose shall be determined in the Regulation on the Shareholding Fund, to be approved by the Company's Board of Directors.

8.1.4 Convening and conducting meetings (sessions) of the issuer's supreme governing body

The issuer's supreme governing body: General meeting of shareholders

Serving notice of a meeting of the issuer's supreme governing body:

1) Notice of holding a general meeting of shareholders shall be given at least 20 days prior to the meeting and notice of meeting with a reorganization issue on the agenda shall be given for at least 30 days before the meeting.

If election of the Board of Directors is put on the suggested agenda of an extraordinary meeting, notice of the extraordinary meeting shall be given at least 50 days prior to the meeting.

Notice of a general meeting of shareholders shall be sent to each person named in the list of shareholders entitled to take part in the general meeting of shareholders by registered mail or handed over to each of the said persons in person with a signed receipt, or published by the Rossiiskaya Gazeta.

2) Notice of a general meeting of shareholders shall specify:

the full corporate name and domicile of the Company;

the form of conducting the meeting (a meeting or voting by mail (absentee voting));

date, venue and the time of holding a general meeting of shareholders and mailing address to send filled out ballots, or in the case of voting by mail the cut-off date of accepting ballots and the address for sending filled out ballots;

start time of the registration of attendees (representatives) taking part in the meeting;

the record date (date of finalizing the list of persons entitled to take part in the general meeting of shareholders);

the agenda of the general meeting of shareholders;

procedure of confirming powers of representatives of persons entitled to take part in the general meeting of shareholders;

arrangements for reviewing information (materials) to be provided to those entitled to take part in the general meeting before the meeting and address (addresses) where the information can be reviewed, (the address of the sole person executive body of the Company, and addresses of other locations where the information (materials) will be provided).

3. Notice to shareholders of a general meeting of shareholders which agenda suggests voting on issues that may entail creation of a right to demand a share repurchase by the Company, in addition to the information mentioned in par. 4.2, should indicate the following:

a reminder that shareholders-owners of ordinary shares of the Company have the right to demand a repurchase by the Company of the shares owned by such shareholders, if they voted against the passed decision or did not take part in voting on these issues;

share price and repurchase procedure.

4. Notice to shareholders of an extraordinary general meeting of shareholders which agenda suggests election of the Board of Directors of the Company in addition to the information mentioned in par. 4.2 above should specify the dates and procedure of nominating candidates to the Company's Board of Directors by shareholders (a shareholders) owning on aggregate at least 2% of voting shares of the Company.

5. Besides the information specified in par. 2-4, notice of a general meeting of shareholders may provide other information regarding shareholders' participation in the general meeting of shareholders.

Individuals (bodies) empowered to convene (demand convening) an extraordinary meeting (session) of the issuer's supreme governing body and a procedure of filing (making) such demands:

- the Board of Directors on its own initiative;
- request of the Company's Audit Commission,
- request of the Company's auditor,

- request of shareholders (a shareholder) owning at least 10% of voting shares of the Company as at the date of making the request.

Procedure of setting the date of the meeting (session) of the issue's supreme governing body:
Setting the date and definition of the procedure of conducting a general meeting of shareholders shall be an exclusive power of the Board of Directors, in accordance with Article 47 of the Federal Law On Joint-Stock Companies.

1) An annual general meeting of shareholders shall be held not earlier than 4 months and not later than 6 months after the relevant fiscal year end..

2) An extraordinary general meeting of shareholders to convened at the request of the Audit Commission, the Company's auditor or shareholders (a shareholder) owning on aggregate at least 10% of the Company voting shares shall be held within 40 days from making the request to convene an extraordinary meeting of shareholders.

3) An extraordinary General Meeting of Shareholders convened pursuant to a request from the Company's internal audit commission, the Company's auditor or shareholders (a shareholder) holding a total of at least 10 percent of voting shares of the Company must be held within 70 days from the moment the request for an extraordinary General Meeting of Shareholders is presented, if the agenda of such meeting includes election of the Company's Board of Directors.
4) In the event that the number of members of the Company's Board of Directors falls below the quorum for conducting sessions of the Company's Board of Directors, an extraordinary General Meeting of Shareholders convened pursuant to a resolution of the Company's Board of Directors adopted at its own initiative to elect the Company's Board of Directors must be held within 70 days from the moment the Company's Board of Directors adopts the resolution to hold the meeting
5) Except as specifically stated in par. 4 above, an extraordinary general meeting of shareholders to be convened pursuant to a decision of the Board of Directors of the Company on its own initiative for resolving any matters in the power of a general meeting of shareholders, including the following:
- early termination of powers of the Board of Directors and election of the Board of Directors of the Company (if the Board membership is less than the quorum for holding the Board meetings),
- election of the Board of Directors (if the Board of Directors was not elected for any reason);
shall be held at the date set by the Board of Directors of the Company in compliance with effective legislation and the Company Charter.
Persons entitled to put issues on the agenda of a meeting (session) of the issuer supreme governing body, and procedure of making such proposals:

Shareholders – owners of at least 2% of the Company voting shares have the right to put issues on a shareholders' meeting agenda.
1. Proposals on putting issues on the agenda of an annual general meeting of shareholders and nominating candidates for the bodies of the Company elected by a general meeting of shareholders can be made and requests to convene an extraordinary general meeting filed by way of:
sending by mail at the address (location) of the sole person executive body of the issuer specified in the unified state register of legal entities;
handing over with a signed delivery confirmation to the person performing the duties of the sole person executive body of the Company, the Chairman of the Board of Directors, the Corporate Secretary or other person authorized to accept documents in writing addressed to the Company;
sending a facsimile message.

2. Proposals on putting issues on the agenda of a general meeting of shareholders and nominating candidates to stand for election to the Company's bodies elected by a general meeting of shareholders shall contain information identified in Article 53 of the Federal Law On Joint-Stock Companies. A request to hold an extraordinary general meeting shall contain information identified in Article 55 of the Federal Law On Joint-

Stock Companies. A proposal on nominating candidates to stand for election to the Company bodies elected by a general meeting of shareholders, contained in a request to convene an extraordinary general meeting of shareholders shall comply with provisions of Article 53 of the Federal Law On Joint-Stock Companies.

3. A proposal on putting issues on the agenda of a general meeting of shareholders, on nominating candidates to stand for election to the Company's bodies elected by a general meeting of shareholders, and a request to convene an extraordinary general meeting of shareholders shall be deemed to have been received from the shareholders, who (whose representatives) signed them.

4. The percentage of the voting shares owned by the shareholder (shareholders) putting forward a proposal for the agenda of an annual general meeting of shareholders and/or nominating candidates to stand for election to the Company bodies elected by a general meeting of shareholders shall determined as at the date of making such proposal.
The percentage of voting shares owned by the shareholder (shareholders) requesting to convene an extraordinary general meeting of shareholders shall be determined as at the date of filing such request.

5. If a proposal on putting issues on the agenda of a general meeting of shareholders, on nominating candidates to stand for election to the Company's bodies elected by a general meeting of shareholders, or a request to convene an extraordinary general meeting of shareholders is signed by a representative of a shareholder a power of attorney (a copy thereof certified as required) containing data about the shareholder and his/her representative shall be attached to such proposal (request), the personal details provided being in compliance with requirements of the Federal Law On Joint-Stock Companies regarding the data to be contained in the power of attorney for voting by proxy executed in accordance with stipulations of the Federal Law on Joint-Stock Companies regulating execution of a power of attorney for voting by proxy.

6. If a proposal on putting issues on the agenda of a general meeting of shareholders, on nominating candidates to stand for election to the Company's bodies elected by a general meeting of shareholders, or a request to convene an extraordinary general meeting of shareholders is signed by a shareholder (a shareholder's representative) whose shareholding rights are registered on a depo account with a depositary a statement of the shareholder's depo account with the depositary maintaining the register of rights for such shares shall be attached to such proposal (request).

7. During preparation of a general meeting when candidates for the Board of Directors, the Audit Commission of the Company are nominated a proposal may be accompanied by consent in writing of the nominated candidate and information about the candidate to be provided to persons entitled to take part in the general meeting of shareholders.

8. If a proposal on putting issues on the agenda of a general meeting of shareholders, on nominating candidates to stand for election to the Company's bodies elected by a general meeting of shareholders was sent by mail, the date of putting such proposal shall be the stamp date on the seal confirming the posting of the dispatch.
If a request to convene an extraordinary general meeting was sent by ordinary mail or other ordinary dispatch the date of filing such request shall be the date the stamp date on the seal confirming the delivery of the dispatch, and if a request to convene an extraordinary general meeting was sent by registered mail or other registered dispatch – the date of handing it in to the addressee with a signed confirmation.

9. If a proposal on putting issues on the agenda of a general meeting of shareholders, on nominating candidates to stand for election to the Company's bodies elected by a general meeting of shareholders, or a request to convene an extraordinary general meeting of shareholders was handed in with a signed confirmation the date of handing in shall be the date of making the proposal/request.

10. If a proposal on putting issues on the agenda of a general meeting of shareholders, on nominating candidates to stand for election to the Company's bodies elected by a general meeting of shareholders, or a request to convene an extraordinary general meeting of shareholders was sent by a facsimile transmission the

date of making the proposal or filing the request shall be the date of receipt of the transmission by the Company determined as described in the paragraph below.

A facsimile transmission containing a proposal or request shall be sent at the fax number of the Company and received by the Company before the end of official business day established at the Company. The copy of the transmitted facsimile message shall bear the name of person sending the message, date and time of the transmission and the name of the person who received the transmission. The person sending the message shall request acknowledgement of receipt and the person who received the message shall acknowledge the receipt by sending a return facsimile message.

Upon receipt by the Company of the original proposal or request sent by a facsimile transmission the date of making the request or filing the request shall be the date of receipt by the Company of the facsimile message.

11. The Company's Board of Directors must review the made proposals for the agenda of an annual general meeting of shareholders or proposal on nominating candidates to stand for election to the Company's bodies elected by a general meeting of shareholders and pass relevant decisions not later than 5 days after cut-off date for making proposals set in the Company's Charter.

Proposals on putting issues on the agenda of a general meeting of shareholders, or nominating candidates to stand for election to the Company's bodies elected by a general meeting of shareholders received by the Company after the cut-off date for review of proposals shall also be reviewed by the Board of Directors as stipulated by the effective legislation.

12. Proposals on putting issues on the agenda of a general meeting of shareholders, on nominating candidates to stand for election to the Company's bodies elected by a general meeting of shareholders, or requests to convene an extraordinary general meeting of shareholders may be called off by the those who made the proposals and filed the requests. The date of receipt by the Company of such withdrawal shall be the date of receipt by the Company of a mailed letter, the date of handing in the withdrawal, or the date of receipt by the Company of the facsimile transmission.

Persons entitled to review the information (materials) provided during preparation and conduct of a meeting (session) of the supreme governing body of the issuer, and procedure of reviewing the information:

A list of persons entitled to participate in a general meeting of shareholders shall be compiled on the basis of entries in the register of shareholders of the Company.

Procedure of reviewing the information provided during preparation for a general meeting of shareholders:

at the location of the executive bodies of the Company;

during the general meeting of shareholders at the venue of the meeting;

at other sites specified in the notice of the shareholders' meeting;

at a shareholder's request within no more than 5 days,

on the premises at the address of the sole person executive body: 6 Degtiarny Per., building 2, office 513, Moscow, Russia.

8.1.5 Information regarding commercial organizations in which the issuer owns at least 5% of the organization's legal capital or at least 5% of the ordinary shares.

Name: ***Limited Liability Company MobilCom***

Abbreviated name: ***MobilCom LLC***

Address: ***17 Mira Street, Vladimir, 600017, Russia***

Mailing address: ***40 Gorkogo Street, Vladimir, 600017, Russia***

INN: ***3302015376***

The issuer's interest in the legal entity's legal capital: ***100 %***

The interest of the commercial organization in the issuer's legal capital - no interest

Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):

No Board of Directors (Supervisory Board)

The person performing duties of the sole person executive body (year of birth):

Mr. Alexander G. Udilov (1955)

Members of the collective executive body of the organization in question:

No collective executive body

Name: ***Limited Liability Company Telecom-Stroy***
Abbreviated name: ***LLC Telecom-Stroy***
Address: ***6 2nd Minski Per., Ivanovo, 153017, Russia***
Mailing address: ***6 2nd Minski Per., Ivanovo, 153017, Russia***
INN: ***3731033134***
The issuer's interest in the legal entity's legal capital: ***100 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):

No Board of Directors (Supervisory Board)

The person performing duties of the sole person executive body (year of birth):

Mr. Oleg I. Shepelev (1950)
Born in: ***No information available in the Company***

Members of the collective executive body of the organization in question:

No collective executive body.

Name: ***Limited Liability Company Teleport-Ivanovo***
Abbreviated name: ***Teleport Ivanovo LLC***
Address: ***90 Tashkentskaya Street, Ivanovo, 153032, Russia***
Mailing address: ***90 Tashkentskaya Street, Ivanovo, 153032, Russia***
INN: ***3731029642***
The issuer's interest in the legal entity's legal capital: ***100 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):

No Board of Directors (Supervisory Board)

The person performing duties of the sole person executive body (year of birth):

Mr. Alexander A. Kopytin (1971)

Members of the collective executive body of the organization in question:

No collective executive body.

Name: ***Limited Liability Company Telecom-Terminal***
Abbreviated name: ***Telecom-Terminal LLC***
Address: ***13 Lenina Prospect, Ivanovo, 153000, Russia***
Mailing address: ***13 Lenina Prospect, Ivanovo, 153000, Russia***
INN: ***3731033198***

The issuer's interest in the legal entity's legal capital: ***100 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):
No Board of Directors (Supervisory Board)

The person performing duties of the sole person executive body (year of birth):
Mr. Sergey L. Tikhonov (1967)

Members of the collective executive body of the organization in question:
No collective executive body.

Name: ***Limited Liability Company Vlad Page***
Abbreviated name: ***Vlad Page LLC***
Address: ***42 Gorkogo Street, Vladimir, Russia***
Mailing address: ***42 Gorkogo Street, Vladimir, Russia***
INN: ***3328414576***
The issuer's interest in the legal entity's legal capital: *75 %*
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):
No Board of Directors (Supervisory Board)

The person performing duties of the sole person executive body (year of birth):
Mr. Alexander G. Udilov (1955)

Members of the collective executive body of the organization in question:
No collective executive body.

Name: Private Joint-Stock Company ***CenterTelecomService***
Abbreviated name: ***ZAO CenterTelecomService***
Address: ***23 Proletarskaya Street, room 101, Khimki, Moscow region, 141400, Russia***
Mailing address: ***3 Dmitrovski Per., building 1, Moscow, 130031, Russia***
INN: ***5047053920***
The issuer's interest in the legal entity's legal capital: *75 %*
Percentage of the voting shares including the named shares: *75%*
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (year of birth):
Mr. Ruben A. Amaryan (1949) – Chairman of the Board of Directors
Mr. Aleksey A. Lokotkov (1950)
Mr. Sergey V. Pridantsev (1967)
Ms. Ella M. Zhuravleva (1961)
Mr. Vladimir. V. Kozin (1970)
Mr. Sergey L. Presnyakov (1959)

Mr. Ruslan V. Kryazhev (1967)

The person performing duties of the sole person executive body (year of birth):

Mr. Vladimir V. Molchanov (1960)

Members of the collective executive body of the organization (year of birth);

Member of the Management Board:
Sergey Pridantsev (1967)
Nikolay Mezhuev (1962)
Maksim Pegasov (1966)
Vladimir Kondratov (1969)
Vladimir Molchanov (1960) – Chairman of the Management Board

Name of the entity: ***Limited Liability Company Manufacturing and implementation plant Svyaz-Service-Irga***
Abbreviated name: ***Svyaz-Service-Irga LLC PVP***
Address: ***21 Esenina Street, Ryazan, 390046, Russia***
Mailing address: ***20 Lermontovskaya Street, office 13, Ryazan, 390046, Russia***
INN: ***6231010582***
The issuer's interest in the legal entity's legal capital: ***70 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):
No Board of Directors (Supervisory Board)

The person performing duties of the sole person executive body (year of birth):
Mr. Alexander V. Boytsev (1955)

Members of the collective executive body of the organization in question:
No collective executive body.

Name: ***Private Joint-Stock Company Svyazproekt***
Abbreviated name: ***Private JSC Svyazproekt***
Address: ***29 Narodnogo Opolchenya Street, building 2, Moscow, 123154, Russia***
Mailing address: ***29 Narodnogo Opolchenya Street, building 2, Moscow, 123154, Russia***
INN: ***7734006457***
The issuer's interest in the legal entity's legal capital: ***53 %***
Percentage of the voting shares except shares acquiring voting rights pursuant to Item 4 Article 32 of the Law On Joint-Stock Company: ***53 %***
Percentage of the voting shares including the named shares: ***53 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

No ongoing operations. An annual general meeting of shareholders of Svyazproekt passed a resolution to wind up the company in question (Minutes # 44 of June 18, 2002)
A 6 member liquidation commission was elected. Members of the commission:
1. Mr. M.A.Pegasov
2. Ms. N.A.Sudareva
3. Mr. G.D.Korobov

4. Ms. L.A.Yudintseva
5. Ms. L.D.Khotinskaya
6.Ms. A.I.Eremina

Name: ***Limited Liability Company Vladimirski Payphone***
Abbreviated name: ***Vladimirski Payphone LLC***
Address: ***32-a Stroiteley Street, Vladimir, Russia***
Mailing address: ***32-a Stroiteley Street, Vladimir, Russia***
INN: ***3302019910***
The issuer's interest in the legal entity's legal capital: ***51 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):
No Board of Directors (Supervisory Board)

The person performing duties of the sole person executive body (year of birth):
Mr. Vladimir I. Yurkin (1951)

Members of the collective executive body of the organization in question:
No collective executive body.

Name: ***Private Joint-Stock Company Moscow Telecommunications Company/ Private Joint-Stock Company CenterTelecomService of the Moscow region***
Abbreviated name: ***Private JSC MOTECO/ Private JSC CTCS MO***
Private JSC MOTECO was renamed as Private Joint-Stock Company CenterTelecomService of the Moscow region (Private JSC CTCS MO) pursuant to a decision passed by an annual meeting of shareholders on June 10, 2003. The change in the name was registered on October 9, 2003 in the Unified State Register of legal entities (Certificate # 2037724056742).

Address: ***1a Kolomenski Proezd, Moscow, 115446, Russia.***
Mailing address: ***33 Akademika Volgina Street, office 143, Moscow, 117437, Russia***
INN: ***7724020780***
The issuer's interest in the legal entity's legal capital: ***51 %***
Percentage of the voting shares except shares acquiring voting rights pursuant to Item 4 Article 32 of the Law On Joint-Stock Company: ***51 %***
Percentage of the voting shares including the named shares: ***51 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (the year of birth):
Mr. Ruben A. Amaryan (1949) – Chairman of the Board of Directors
Mr. Aleksey A. Lokotkov (1950)
Mr. Sergey V. Pridantsev (1967)
Mr. Sergey V.Biryukov (1956)
Mr. Andrey V. Galaev (1962)
Mr. Nikolay V. Mezhuev (1962)
Mikhail A. Medrish (1953)
Mr. Viktor A. Polischuk (1938)

The person performing the duties of the sole person executive body (specify the year of birth):

Mikhail A. Medrish (1953)

Members of the collective executive body of the organization (specify the year of birth):

Members of the Management Body:

Mikhail A. Medrish (1953) – Chairman of the Management Board
Vladimir Kondratov (1969)
Vladimir V. Molchanov (1960)
Maksim A. Pegasov (1966)
Konstantin N. Shadrin (no data available)

Entity's name: ***Private Joint-Stock Company Telecom of the Ryazan region***
Abbreviated name: ***Private JSC Telecom of the Ryazan region***
Address: ***36 Svobody Street, Ryazan, 390006, Russia***
Mailing address: ***33 Uritskogo Street, Ryazan, 390000, Russia***
INN: ***6231027018***
The issuer's interest in the legal entity's legal capital: ***50.9 %***
Percentage of the voting shares except shares acquiring voting rights pursuant to Item 4 Article 32 of the Law On Joint-Stock Company: ***50.9 %***
Percentage of the voting shares including the named shares: ***50.9 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth) (specify the year of birth):

Mr. Mikhail A. Tulyupa (1971)
Mr. Vladimir N. Shevnev (1941) – Chairman of the Board of Directors
Mr. Valeri P. Melkov (1945)
Mr. Ivan F. Nikanorov (1935)
Mr. Vladimir I. Veretennikov (1952)
Ms. Olga V. Shapkina (1961)
Mr. Vladislav N. Shatilov (1959)
Ms. Elena A. Kukina (1977)
Mr. Yuri D. Lagutin (1947)

The person performing duties of the sole person executive body (year of birth):

Ms. Olga V. Shapkina (1959)

Members of the collective executive body of the organization in question:

No collective executive body.

Entity's name: ***Private Joint-Stock Company TeleRoss-Voronezh***
Abbreviated name: ***Private JSC TeleRoss-Voronezh***
Address: ***35 Prospect Revolution, Voronezh, 394000, Russia***
Mailing address: ***25 Krasnoarmeyskaya Street, Voronezh, 394006, Russia***
INN: ***3666062774***
The issuer's interest in the legal entity's legal capital: ***50 %***
Percentage of the voting shares except shares acquiring voting rights pursuant to Item 4 Article 32 of the Law On Joint-Stock Company: ***50 %;***

Percentage of the voting shares including the named shares: ***50 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):
Mr. Alexander G. Kudryavtsev (1954)
Mr. Alexander V. Haustovich (1949) – Chairman of the Board of Directors
Mr. Daniel Horemans (1960)
Ms. Natalia A. Sudareva (1958)
Mr. Anatoli G. Yurochkin (1946)

Members of the collective executive body of the organization in question:
No collective executive body.

Entity's name: ***Private Joint-Stock Company Vladimir Teleservice***
Abbreviated name: ***Private JSC Vladimir Teleservice***
Address: ***20 Gorokhovaya Street, Vladimir, 600017, Russia***
Mailing address: ***45a Krasnoarmeyskaya Street, Vladimir, 600021, Russia***
INN: *3328407272*
The issuer's interest in the legal entity's legal capital: ***50 %***
Percentage of the voting shares except shares acquiring voting rights pursuant to Item 4 Article 32 of the Law On Joint-Stock Company: ***50 %***
Percentage of the voting shares including the named shares: ***50 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):
Mr. Andrey G. Andreev (1970)
Mr. Anatoli E. Brekhov (1952) – Chairman of the Board of Directors
Mr. Rutsam R. Valishev (1958)
Mr. Andrey A. Kirillov (1971)
Ms. Yulia A. Kushavina (1974)

The person performing duties of the sole person executive body (year of birth):
Mr. Andrey G. Andreev (1970)

Members of the collective executive body of the organization in question:
No collective executive body.

Entity's name: ***Private Joint-Stock Company Cellular Communications Of Black-Soil Area (Chernozemie)***
Abbreviated name: ***Private JSC Cellular Communications Of Black-Soil Area***
Address: ***35 Prospect Revolution, Voronezh, 394000, Russia***
Mailing address: ***25 Plekhanovskaya Street, Voronezh, 394018, Russia***
INN: ***3666016619***
The issuer's interest in the legal entity's legal capital: ***45 %***
Percentage of the voting shares except shares acquiring voting rights pursuant to Item 4 Article 32 of the Law On Joint-Stock Company: ***45 %***

Percentage of the voting shares including the named shares: ***60 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):
Mr. Alexander V. Haustovich (1949) – Chairman of the Board of Directors
Mr. Yuri V. Arapov (1962)
Mr. Valeri P. Vanyukhin (1962)
Mr. Alexander V. Garmonov (1950)
Mr. Grigoriy N. Kuzmenko (1953)
Mr. Valeriy G. Nikolaev (1943)
Mr. Ivan D. Makhov (1952)
Mr. Viktor N. Trubin (1953)

The person performing duties of the sole person executive body (year of birth):
Mr. Igor I. Dezhurny (1937)

Interest in the issuer's legal capital owned by the named person, %: ***no***
Percentage of the issuer's ordinary shares, %: ***no***

Members of the collective executive body of the organization in question:
No collective executive body.

Entity's name: ***Private Joint-Stock Company Kaluzhskaya Cellular Communications***
Abbreviated name: ***Private JSC KSC***
Address: ***38 Teatralnaya Street, Kaluga, 248600, Russia***
Mailing address: ***85 Nikitina Street, building 2, Kaluga, 248600, Russia***
INN: ***4027019302***
The issuer's interest in the legal entity's legal capital: ***42 %***
Percentage of the voting shares except shares acquiring voting rights pursuant to Item 4 Article 32 of the Law On Joint-Stock Company: ***42 %***
Percentage of the voting shares including the named shares: ***42 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):
Mr. Yuri V. Arapov (1962) – Chairman of the Board of Directors
Mr. Nikolay Yu. Prustsev (19600
Mr. Viktor N. Trubin (1953)
Mr. Petr N. Martyshechkin (1956)

The person performing duties of the sole person executive body (year of birth):
Viktor V. Kuksinski (1957)

Members of the collective executive body of the organization in question:
No collective executive body.

Entity's name: ***Private Joint-Stock Company Ryazanskaya Cellular Communications***
Abbreviated name: ***Private JSC Ryazanskaya Cellular Communications***
Address: ***4 Televizionnaya Street, Ryazan, 390011, Russia***
Mailing address: ***4 Televizionnaya Street, Ryazan, 390011, Russia***
INN: ***6230008213***
The issuer's interest in the legal entity's legal capital: ***40 %***
Percentage of the voting shares except shares acquiring voting rights pursuant to Item 4 Article 32 of the Law On Joint-Stock Company: ***40 %***
Percentage of the voting shares including the named shares: ***40 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):
Mr. Yuri V. Arapov (1962) – Chairman of the Board of Directors
Mr. Maksim A. Brodski (1974)
Mr. Maksim A. Pegasov (1966)
Mr. Viktor N. Trubin (1953)
Mr. Vladimir N. Shevnev (1941)

The person performing duties of the sole person executive body (year of birth):
Mr. Boris N. Trusov (1969)

Members of the collective executive body of the organization in question:
No collective executive body.

Entity's name: ***Private Joint-Stock Company Smolenskaya Cellular Communications***
Abbreviated name: ***Private JSC Smolenskaya Cellular Communications***
Address: ***6 Oktyabrskoy Revolution Street, Smolensk, 214000, Russia***
Mailing address: ***13 Oktyabrskoy Revolution Street, Smolensk, 214000, Russia***
INN: ***6730011687***
The issuer's interest in the legal entity's legal capital: ***40 %***
Percentage of the voting shares except shares acquiring voting rights pursuant to Item 4 Article 32 of the Law On Joint-Stock Company: ***40 %***
Percentage of the voting shares including the named shares: ***40 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):
No Board of Directors (Supervisory Board)

The person performing duties of the sole person executive body (year of birth):
Igor N. Goldobin (1969)

Members of the collective executive body of the organization in question:
No collective executive body.

Name: ***Private Joint-Stock Company Tverskaya Cellular Communications***

Abbreviated name: ***Private JSC Tverskaya Cellular Communications***
Address: ***52 Radischeva Street, Tver, 170000, Russia***
Mailing address: ***52 Radischeva Street, Tver, 170000, Russia***
INN: ***6905012941***
The issuer's interest in the legal entity's legal capital: ***40 %***
Percentage of the voting shares except shares acquiring voting rights pursuant to Item 4 Article 32 of the Law On Joint-Stock Company: ***40 %***
Percentage of the voting shares including the named shares: ***40 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):
Mr. Evgeni I. Savenkov (1946)
Mr. Yuri V. Arapov (1962)
Mr. Mikhail G. Kashin (1951)
Mr. Vitali S. Kostenko (1944)
Mr. Aleksey A. Lokotkov (1950)

The person performing duties of the sole person executive body (year of birth):
Mr. Vitali S. Kostenko (1944)

Members of the collective executive body of the organization in question:
No collective executive body.

Entity's name: ***Private Joint-Stock Company Bryanskie Cellular Networks***
Abbreviated name: ***Private JSC Bryanskie Cellular Networks***
Address: ***44 Emlyutina Street, Bryansk, 241011, Russia***
Mailing address: ***44 Emlyutina Street, Bryansk, 241011, Russia***
INN: ***3234027405***
The issuer's interest in the legal entity's legal capital: ***34.4 %***
Percentage of the voting shares except shares acquiring voting rights pursuant to Item 4 Article 32 of the Law On Joint-Stock Company: ***34.4 %***
Percentage of the voting shares including the named shares: ***34.4 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):
Mr. Sergey B. Altunin (1960) – Chairman of the Board of Directors
Vasili A. Gapeenko (1952)
Aleksey N. Shirokov (1961)
Andrey Ts. Torosyan (1963)
Georgiy V. Sviridov (1970)

The person performing duties of the sole person executive body (year of birth):
Mr. Alexander F. Vasilyev (1951)

Members of the collective executive body of the organization in question:

No collective executive body.

Entity's name: ***Private Joint-Stock Company Belgorodskaya Cellular Communications***
Abbreviated name: ***Private JSC Belgorodskaya Cellular Communications***
Address: ***3 Revolution Square, Belgorod, 384000, Russia***
Mailing address: ***35 Kostyukova Street, Belgorod, 380024, Russia***
INN: ***3124017556***
The issuer's interest in the legal entity's legal capital: ***30 %***
Percentage of the voting shares except shares acquiring voting rights pursuant to Item 4 Article 32 of the Law On Joint-Stock Company: ***30 %***
Percentage of the voting shares including the named shares: ***30 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):
No Board of Directors (Supervisory Board)

The person performing duties of the sole person executive body (year of birth):
Igor N. Goldobin (1969)

Members of the collective executive body of the organization in question (the Management Board):
No collective executive body.

Name: ***Private Stock Company Radiopaging Incorporated Company***
Abbreviated name: ***Private SC Radiopaging***
Address: ***29 Narodnogo Opolchenya Street, building 2, Moscow, 123154, Russia.***
Mailing address: ***29 Narodnogo Opolchenya Street, building 2, Moscow, 123154, Russia.***
INN: ***7734006436***
Shares except those acquiring voting rights pursuant to item 4 Article 32 of the law On Joint-Stock Companies: ***30 %***
The issuer's interest in the legal entity's legal capital: ***30 %***
Percentage of the voting shares including the named shares: ***30 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):
No Board of Directors (Supervisory Board)

The person performing duties of the sole person executive body (year of birth):
Mr. Oleg A. Medvedev

Members of the collective executive body of the organization in question:
No collective executive body.

Entity's name: ***Limited Liability Company Rating***
Abbreviated name: ***Rating LLC***
Address: ***123 Lenina Prospect, office 403, Obninsk, Kaluga region, 249035, Russia***
Mailing address: ***123 Lenina Prospect, office 403, Obninsk, Kaluga region, 249035, Russia***
INN: ***4025024762***
The issuer's interest in the legal entity's legal capital: ***29.39 %***

The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization:

No Board of Directors (Supervisory Board)

The person performing duties of the sole person executive body (year of birth):

Mr. Vasili V. Mosolov (1952)

Members of the collective executive body of the organization in question:

No collective executive body.

Name: ***Public Joint-Stock Company Telecommunications Company Rinfotels***
Abbreviated name: ***JSC TC Rinfotels***
Address: ***43 Esenina Street, Ryazan, 390023, Russia***
Mailing address: ***43 Esenina Street, Ryazan, 390011, Russia***
INN: ***6231009386***
The issuer's interest in the legal entity's legal capital: ***26 %***
Percentage of the voting shares except shares acquiring voting rights pursuant to Item 4 Article 32 of the Law On Joint-Stock Company: ***26 %***
Percentage of the voting shares including the named shares: ***26 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):

Mr. Sergey V. Bobylev (1961)
Mr. Igor M. Maysels (1954)
Mr. Valeriy P. Melkov (1945)
Mr. Vladimir N. Shevnev (1941)

The person performing duties of the sole person executive body (year of birth):

Mr. Sergey V. Bobylev (1961)

Members of the collective executive body of the organization in question:

No collective executive body.

Entity's name: ***Limited Liability Company Tver-Telecom***
Abbreviated name: ***Tver-Telecom LLC***
Address: ***24 Novotorzhskaya Street, Tver, 170000, Russia***
Mailing address: ***24 Novotorzhskaya Street, Tver, 170000, Russia***
INN: ***6905050312***
The issuer's interest in the legal entity's legal capital: ***26 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):

No Board of Directors (Supervisory Board)

The person performing duties of the sole person executive body (year of birth):

Mr. Vitali S. Kostenko (1944)

Members of the collective executive body of the organization in question:

No collective executive body.

Name: ***Kaluga gas and energy joint-stock bank Gasenergobank (Public Joint-Stock Company)***

Abbreviated name: ***Kaluga gas and energy joint-stock bank Gasenergobank***

Address: ***4 Plekhanova Street, Kaluga, 248030, Russia***

Mailing address: ***4 Plekhanova Street, Kaluga, 248030, Russia***

INN: ***4026006420***

The issuer's interest in the legal entity's legal capital: *25.21 %*

Percentage of the voting shares except shares acquiring voting rights pursuant to Item 4 Article 32 of the Law On Joint-Stock Company: *25.21 %*

Percentage of the voting shares including the named shares: *25.21%*

The interest of the commercial organization in the issuer's legal capital - no interest

Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):

Mr. Alexander Yu. Bezuglov (1963)

Mr. Vladimir I. Bogomolov (1965) – Chairman of the Board of Directors

Mr. Alexander A. Dudin (1950)

Mr. Boris G. Kipelov (1938)

Mr. Nikolay B. Kozhevnikov (1963)

Mr. Vladislav M. Ledkov (1947)

Mr. Igor I. Gorskikh (1971)

The person performing duties of the sole person executive body (year of birth):

Chairman of the Board of the bank: Mr. Igor I. Gorskikh (1971)

Members of the collective executive body of the organization in question (specify the year of birth):

Mr. Igor I. Gorskikh (1971) – Chairman of the Board

Mr. Alexander G. Vorobiev (1950)

Mr. Aleksey V. Lachikhin (1973)

Ms. Svetlana V. Lutsenko (1954)

Ms. Evdokia I. Maeva (1959)

Ms. Tamara P. Ustyugova (1950)

Entity's name: ***Limited Liability Company Trunksvyaz***

Abbreviated name: ***Trunksvyaz LLC***

Address: ***14 Plekhanovskaya Street, Voronezh, 394018, Russia***

Mailing address: ***14 Plekhanovskaya Street, Voronezh, 394018, Russia***

INN: ***3666062069***

The issuer's interest in the legal entity's legal capital: *25%*

The interest of the commercial organization in the issuer's legal capital - no interest

Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):

No Board of Directors (Supervisory Board)

The person performing duties of the sole person executive body (year of birth):

Ms. Natalia V. Kuzmina (1962)

Members of the collective executive body of the organization in question:

No collective executive body.

Entity's name: ***Limited Liability Company RadioLine***
Abbreviated name: ***RadioLine LLC***
Address: ***77 Lenina Prospect, Tula, 300012, Russia***
Mailing address: ***77 Lenina Prospect, Tula, 300012, Russia***
INN: ***7107037454***
The issuer's interest in the legal entity's legal capital: ***13%***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):

No Board of Directors (Supervisory Board)

The person performing duties of the sole person executive body (year of birth):

Mr. Sergey D. Degtyarev (1959)

Members of the collective executive body of the organization in question:

No collective executive body.

Entity's name: ***Private Joint-Stock Company Oskoltelecom***
Abbreviated name: ***Private JSC OskolTelecom***
Address: ***34 Solnechny township, Stary Oskol, Belgorod region, Russia***
Mailing address: ***34 Solnechny township, Stary Oskol, Belgorod region, Russia***
INN: ***3128001250***
The issuer's interest in the legal entity's legal capital: ***12.41 %***
Percentage of the voting shares except shares acquiring voting rights pursuant to Item 4 Article 32 of the Law On Joint-Stock Company: ***12.41 %***
Percentage of the voting shares including the named shares: ***12.41 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):

Mr. Grigoriy N. Kuzmenko – Chairman of the Supervisory Board (1953)
Mr. Mikhail S. Umanski (1952)
Mr. Vladimir P. Konovalov (1951)
Mr. Vladimir N. Mikulyak (1958)

The person performing duties of the sole person executive body (year of birth):

Mr. Vladimir N. Mikulyak (1958)

Members of the collective executive body of the organization in question:

No collective executive body.

Entity's name: ***Private Joint-Stock Company Science and Technology Center Comset***
Abbreviated name: ***Private JSC Comset***
Address: ***7 Zeleny Pr., Moscow, 111141, Russia***
Mailing address: ***7 Zeleny Pr., Moscow, 111141, Russia***
INN: ***7720014200***
The issuer's interest in the legal entity's legal capital: ***11.09 %***
Percentage of the voting shares except shares acquiring voting rights pursuant to Item 4 Article 32 of the Law On Joint-Stock Company: ***11.09 %***

Percentage of the voting shares including the named shares: ***11.09 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):
Mr. Alexander S. Adzhemov (1955) – Chairman of the Board of Directors
Mr. Ruben A. Amaryan (1949)
Mr. Vasiliy G. Dedoborsch (1929)
Mr. Khamza I. Mavlyutov (1951)
Mr. Petr V. Mikhalevski (1975)
Mr. Nikolay V. Savlukov (1958)
Mr. Sergey P. Solovyev (1946)
Mr. Vladimir V. Terekhov (1958)
Mr. Alexander P. Fedoseev (1956)

The person performing duties of the sole person executive body (year of birth):
Mr. Sergey P. Solovyev (1956)

Members of the collective executive body of the organization in question:
No collective executive body.

Entity's name: ***Private Joint-Stock Company Optimum-Svyaz***
Abbreviated name: ***Private JSC Optimum-Svyaz***
Address: ***116/1 Esenina Street, office 704, Ryazan, 390046, Russia***
Mailing address: ***116/1 Esenina Street, office 704, Ryazan, 390046, Russia***
INN: ***6231028460***
The issuer's interest in the legal entity's legal capital: ***10 %***
Percentage of the voting shares except shares acquiring voting rights pursuant to Item 4 Article 32 of the Law On Joint-Stock Company: ***10 %***
Percentage of the voting shares including the named shares: ***10 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):
Mr. Vladimir N. Shevnev (1941)
Mr. Yuri M. Vozhakov (1960)
Mr. Gennadi N. Gamarushkin (No data available)

The person performing duties of the sole person executive body (year of birth):
Mr. Yuri M. Vozhakov (1960)

Members of the collective executive body of the organization in question:
No collective executive body.

Entity's name: ***Public Joint-Stock Company Kaluzhski Registration Center***
Abbreviated name: ***JSC Kaluzhski Registration Center***
Address: ***9 Stary Torg Square, Kaluga, 248630, Russia***
Mailing address: ***Subscriber box 32, Kaluga, 248000, Russia***
INN: ***4027028378***
The issuer's interest in the legal entity's legal capital: ***9.87 %***
Percentage of the voting shares except shares acquiring voting rights pursuant to Item 4 Article 32 of the Law

On Joint-Stock Company: ***9.87 %***

Percentage of the voting shares including the named shares: ***9.87 %***

The interest of the commercial organization in the issuer's legal capital - no interest

Percentage of the issuer's ordinary shares owned by the commercial organization - no

Pursuant to a decision to wind up the company the duties of executive bodies are performed by a liquidation commission, consisting of the following people:

Mr. Boris I. Poltoratski

Mr. Alexander V. Karavaev

Mr. Sergey V. Verbin

Entity's name: ***Private Joint-Stock Company Voronezh Regional Agency of Small and Medium Business Support***

Abbreviated name: ***Private JSC Voronezh Regional Agency of Small and Medium Business Support***

Address: ***32 Srednemoskovskaya Street, Voronezh, 394000, Russia***

Mailing address: ***32 Srednemoskovskaya Street, Voronezh, 394000, Russia***

INN: ***3666041862***

The issuer's interest in the legal entity's legal capital: ***8.97 %***

Percentage of the voting shares except shares acquiring voting rights pursuant to Item 4 Article 32 of the Law On Joint-Stock Company: ***8.97 %***

Percentage of the voting shares including the named shares: ***8.97 %***

The interest of the commercial organization in the issuer's legal capital - no interest

Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):

No Board of Directors (Supervisory Board)

The person performing duties of the sole person executive body (year of birth):

Mr. Vladimir B. Rostislavin (1955)

Members of the collective executive body of the organization in question:

No collective executive body.

Entity's name: ***Private Joint-Stock Company Teleservice***

Abbreviated name: ***Private JSC Teleservice***

Address: ***119 Leninski Prospekt, Voronezh, 394007, Russia***

Mailing address: ***68 Karl Marx Street, Voronezh, 394000, Russia***

INN: ***3661013974***

The issuer's interest in the legal entity's legal capital: ***6.6 %***

Percentage of the voting shares except shares acquiring voting rights pursuant to Item 4 Article 32 of the Law On Joint-Stock Company: ***6.6 %***

Percentage of the voting shares including the named shares: ***6.6 %***

The interest of the commercial organization in the issuer's legal capital - no interest

Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):

Mr. Mikhail V. Kollontay (1960) – Chairman of the Board of Directors

Mr. Vadim V. Kudrev (1960)

Mr. Aleksey V. Petrov (1970)

Mr. Alexander V. Haustovich (1949)

Mr. Evgeni N. Kononov (1961)

The person performing duties of the sole person executive body (year of birth):

Mr. Igor G. Korobko (1955)

Members of the collective executive body of the organization in question:

No collective executive body.

Entity's name: ***Private Joint-Stock Company Information Agency InformCourrierSvyaz***

Abbreviated name: ***Private JSC InformCourrierSvyaz***

Address: ***12 Klenovy Boulevard, Moscow, 115470, Russia***

Mailing address: ***5a Delegatskaya Street, Moscow, 127091, Russia***

INN: *7725038999*

The issuer's interest in the legal entity's legal capital: *6.2 %*

Percentage of the voting shares except shares acquiring voting rights pursuant to Item 4 Article 32 of the Law On Joint-Stock Company: *6.2 %*

Percentage of the voting shares including the named shares: *6.2 %*

The interest of the commercial organization in the issuer's legal capital - no interest

Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):

Ms. Galina E. Monina (no data available)

Ms. Elena K. Sidorovich (1957)

Mr. Oleg M. Mikhailov (no data available) – Chairman of the Board of Directors

Mr. Petr V. Mikhailevski (no data available)

Mr. Vladimir S. Rombro (no data available)

Mr. Yuri B. Zubarev (no data available)

Mr. Igor V. Ivanov (no data available)

Ms. Antonina F. Novostrueva (no data available)

Mr. Georgiy G. Gavrilin (no data available)

The person performing duties of the sole person executive body (year of birth):

Ms. Galina E. Monina (no data available)

Members of the collective executive body of the organization in question:

No collective executive body.

Entity's name: ***Private Joint-Stock Company Lipetsk-Mobile***

Abbreviated name: ***Private JSC Lipetsk-Mobile***

Address: ***3 Oktyabrskaya Street, Lipetsk, 398059, Russia***

Mailing address: ***3 Oktyabrskaya Street, Lipetsk, 398059, Russia***

INN: *4824010773*

The issuer's interest in the legal entity's legal capital: *5.91 %*

Percentage of the voting shares except shares acquiring voting rights pursuant to Item 4 Article 32 of the Law On Joint-Stock Company: *5.91 %*

Percentage of the voting shares including the named shares: *5.91 %*

The interest of the commercial organization in the issuer's legal capital - no interest

Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):

Mr. Valeriy G. Nikolaev (1943)

Mr. Vladimir K. Somov (1950)

Mr. Gart Cable Self (1960)
Mr. Marian Tsrnyak (1942)

The person performing duties of the sole person executive body (year of birth):

Mr. Vladimir K. Somov (1950)

Members of the collective executive body of the organization in question:

No collective executive body.

Entity's name: ***Public Joint-Stock Company Comset***
Abbreviated name: ***JSC Comset***
Address: ***7 Mayakovskogo Street, Stupino, Moscow region, 142800, Russia***
Mailing address: ***7 Mayakovskogo Street, Stupino, Moscow region, 142800, Russia***
INN: ***5045003473***
The issuer's interest in the legal entity's legal capital: ***5.6 %***
Percentage of the voting shares except shares acquiring voting rights pursuant to Item 4 Article 32 of the Law On Joint-Stock Company: ***5.6 %***
Percentage of the voting shares including the named shares: ***5.6 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):

Mr. Sergey P. Belov (no data available)
Mr. Dmitri I. Ioanidi (1946)
Mr. Mikhail V. Komarov (no data available)
Mr. Alexander N. Konin (no data available)
Ms. Tatyana N. Tsyplakova (no data available)
Mr. Alexander N. Sukhachev (1955)

The person performing duties of the sole person executive body (year of birth):

Mr. Alexander N. Sukhachev (1955)

Members of the collective executive body of the organization in question:

No collective executive body.

List of General Directors, members of Boards of Directors (Supervisory Boards), members of Management Boards, named in this section who are shareholders of JSC CenterTelecom.

Name of a General Director, member of a Board of Directors (Supervisory Board) or member of a Management Board of an organization	Interest of the named person in the legal (charter) capital of JSC CenterTelecom %	Percentage of the ordinary shares of JSC CenterTelecom owned by the named person, %
Alexander G. Udilov	0.00019	0.00005
Ruben A. Amaryan	0.0139	0.01855
Aleksey A. Lokotkov	0.0115	0.0153
Ella M. Zhuravleva	0.00033	0.00044
Maksim A.. Pegasov	0.001426	0.00019
Nikolay V. Mezhuev	0.0000475	0.00006337
Natalia A. Sudareva	0.000284	0.00031533
Andery V. Galaev	0.0000238	0.0000317

Vladimir I. Yurkin	0.00002	0.000027
Vladimir N. Shevnev	0.030356	0.0377
Valeriy P. Melkov	0.02547	0.033066
Ivan F. Nikanorov	0.02117	0.02663
Alexander V. Haustovich	0.102933	0.1334
Anatoliy E. Brekhov	0.0431	0.0556
Grigory N. Kuzmenko	0.033375	0.043
Valeriy G. Nikolaev	0.0471	0.0619
Ivan Dm. Makhov	0.0071	0.008834
Petr N. Martyshechkin	0.00095	0.001616
Vitaliy S. Kostenko	0.05089	0.0678
Vasiliy A. Gapeenko	0.00415	0.005538
Alexander F. Vasilyev	0.000111	0.000148
Igor M. Maizels	0.000456	0.0001866
Sergei V. Bobylev	0.000412	0.000214
Vladislav M. Ledkov	0.1627	0.2148
Mikhail S. Umanski	0.035116	0.04572
Vladimir P. Konovalov	0.03068	0.04014
Elena K. Sidorovich	0.000314	0.000419
Vladimir K. Somov	0.058185	0.07278
Dm. I. Ioanidi	0.011217	0.01337

All the other General Directors, members of Boards of Directors (Supervisory Boards), members of Management Boards, named in this section are not shareholders of JSC CenterTelecom.

8.1.6 Information on significant deals made by the issuer

No significant deals to report.

8.1.7 Credit ratings assigned to the issuer

1. Subject matter of the rating:	***The issuer (JSC CenterTelecom)***
Credit rating as at the end of the last reporting quarter	CCC+ outlook Stable
The rating history	Initially assigned December 14, 2001: CCC outlook Stable Revised on April 3, 2003: CCC+ outlook Stable
Full and abbreviated corporate names and domicile of the rating assigning entity	Full name: Standard & Poor's International Services, Inc. Abbreviated name: Standard&Poor's Address: 1 Gogolevski Boulevard, Moscow, 121019, Russia
Brief overview of assignment procedure	Credit rating of borrowers is based on two principle profiles: business analysis and financial profile. It is not reduced to merely computing financials. It also involves careful study of the business fundamentals, like sovereign risks, industry structure and growth prospects, competitive edge of the company, regulations, management, strategy. More at www.standardandpoors.ru
2. Subject-matter of the rating assignment:	***The issuer, bonds issued*** ***Documentary interest-bearing bearer bonds series 01***

	Registered on October 17, 2001 #4-01-00194-A ***Documentary interest-bearing non-convertible bearer bonds series 02*** ***Registered on June 25, 2002 #4-02-00194-A*** ***Documentary interest-bearing non-convertible bearer bonds series 03*** ***Registered on August 1, 2003 # 4-18-00194-A***
Credit rating as at the end of the last reporting quarter:	ruBB+
The rating history	Initially assigned on August 5, 2003: ruBB+
Full and abbreviated corporate names and domicile of the rating assigning entity	Full name of the rating agency: Standard & Poor's International Services, Inc. Abbreviated name: Standard&Poor's Address: 1 Gogolevski Boulevard, Moscow, 121019, Russia
Brief overview of the assignment procedure	Credit rating of borrowers is based on two principle profiles: business analysis and financial profile. It is not reduced to merely computing financials. It also involves careful study of the business fundamentals, like sovereign risks, industry structure and growth prospects, competitive edge of the company, regulations, management, strategy. More at www.standardandpoors.ru

8.2 Details of each type of shares issued by the issuer

Type: ***ordinary***

Form of the securities: ***registered book-entry***

Nominal value of each share, RUR***0.3***

Number of outstanding shares: ***1 578 006 833***

Number of additional shares being placed: ***no such shares***

Treasury shares: ***no such shares***

Total amount of the issue: ***451,601,000 shares***

Declared ordinary shares: 76,166,167 shares

Placement terms and conditions: ***Article 6 (Charter of JSC CenterTelecom) COMPANY CHARTER CAPITAL. PLACED AND DECLARED SHARES.***

6.7 The charter capital of the Company shall be increased by private placement of additional shares on the basis of a resolution of the General Meeting of Shareholders of the Company, adopted by a majority of three quarters of votes of shareholders holding voting shares in the Company participating in the meeting.
6.8 An increase of the charter capital of the Company by public placement of additional shares where the number of shares to be additionally placed is more than 25 percent of number of shares previously placed by the Company shall be conducted on the basis of a resolution of the General Meeting of Shareholders of the Company, adopted by a majority of three quarters of votes of shareholders holding voting shares of the Company participating in the meeting.
6.9 Subject to Clause 6.8 of the Charter, the charter capital of the Company shall be increased by public placement of additional shares on the basis of a resolution of the Board of Directors of the Company, adopted unanimously by all members of the Board of Directors of the Company and disregarding the votes of former Company directors.

Additional shares which can be placed by converting placed securities into shares, or by exercising share options: ***no such shares***

State registration numbers of the share issues and state registration dates:
The issue state registration number and state registration date:
1-03-00194-A date of state registration October 19, 2002
State registration numbers of the additional share issues and state registration dates:
1-04-00194-A state registration date October 11, 2002 *
1-05-00194-A state registration date October 11, 2002*
1-06-00194-A state registration date October 11, 2002 *
1-07-00194-A state registration date October 11, 2002*
1-08-00194-A state registration date October 11, 2002 *
1-09-00194-A state registration date October 11, 2002*
1-10-00194-A state registration date October 11, 2002 *
1-11-00194-A state registration date October 11, 2002*
1-12-00194-A state registration date October 11, 2002 *
1-13-00194-A state registration date October 11, 2002*
1-14-00194-A state registration date October 11, 2002 *
1-15-00194-A state registration date October 11, 2002*
1-16-00194-A state registration date October 11, 2002 *
1-17-00194-A state registration date October 11, 2002*
1-18-00194-A state registration date October 11, 2002 *
1-19-00194-A state registration date October 11, 2002*

* ***Pursuant to Ordinance of the Russian FCSM # 03-2110/r of September 30, 2003 additional issues of securities of Joint-Stock Central Telecommunication Company were united resulting to cancellation of state registration numbers assigned to additional issues of ordinary shares. These issues were given a single registration number 1-03-00194-A of September 30, 2003.***

Rights of a holder of such shares (share type):
Article 8 (Charter of JSC CenterTelecom RIGHTS AND DUTIES OF SHAREHOLDERS HOLDING COMMON (ORDINARY) SHARES

8.1 ***Each common share in the Company confers an identical volume of rights to a holder of such share.***
8.2 ***Each shareholder holding common shares in the Company has the right:***

8.2.1 ***to participate in the General Meeting of Shareholders of the Company through the procedure provided by effective legislation of the Russian Federation;***

8.2.2 ***to receive dividends through the procedure provided by effective legislation of the Russian Federation and herein in the event that the Company declares dividends;***

8.2.3 ***to receive a part of the Company's assets remaining after its liquidation, proportionate to the number of shares belonging to it;***

8.2.4 ***to have access to documents listed in Article 89.1 of the Federal Law 'On Joint Stock Companies', through the procedure provided in Article 91 of that Law;***

8.2.5 ***to demand that registrar of the Company confirms the rights of the shareholder to shares by issuing an extract from the register of shareholders of the Company;***

8.2.6 ***to receive from the registrar of the Company information on all records on its personal account and also other information as provided by legal acts of the Russian Federation establishing the procedure for maintaining the register of shareholders;***

8.2.7 ***to dispose of the shares belonging to it without the consent of other shareholders or the Company;***

8.2.8 ***in cases provided by effective legislation of the Russian Federation, to resort to legal action to protect its infringed civil rights, including to demand reimbursement of losses from the Company;***

8.2.9 ***to demand that the Company repurchase all or a part of shares belonging to the shareholder, in the cases and through the procedure provided by effective legislation of the Russian Federation;***

8.2.10 ***to sell shares to the Company in the event that the Company adopts a resolution to acquire***

such shares;

8.2.11 to demand that the Company provides an extract from the list of persons entitled to participate in the General Meeting of Shareholders specifying information on such shareholder;

8.2.12 to have a pre-emptive right to acquire additional shares and mass-issued securities convertible into shares that are being placed by open subscription, in an amount proportionate to the number of shares belonging to it.

8.3 A shareholder holding more than 1 percent of voting shares in the Company has the right the demand that the registrar of the Company provides it with information specifying the name of registered shareholders holding shares, the amount, category and nominal value of shares belonging to them (this information shall be provided without specifying shareholders' addresses).

8.4 Shareholders (a shareholder) holding a total of at least 1 percent of placed common shares of the Company have (has) the right to file an action against a member of the Company's Board of Directors, the Company's General Director, a member of the Company's Management Board, the management company or the manager for the compensation of losses incurred by the Company as a result of culpable actions (inaction) of such persons.

8.5 Shareholders (a shareholder) with at least 1 percent of votes at the General Meeting of Shareholders have (has) the right to demand from the Company the list of persons entitled to participate in the meeting. The details, documents and postal addresses of shareholders specified in such list shall be provided only upon their consent.

8.6 Shareholders (a shareholder) holding a total of at least 2 percent of voting shares of the Company have (has) the right to propose matters for the agenda of the annual General Meeting of Shareholders and nominate candidates for the Company's management and supervisory bodies to be elected by the General Meeting of Shareholders. In preparing for an extraordinary General Meeting of Shareholders the agenda of which includes election of the Company's Board of Directors, such shareholders (shareholder) have (has) the right to nominate candidates for the Company's Board of Directors.

8.7 Shareholders (a shareholder) holding a total of at least 10 percent of voting shares of the Company have (has) the right to demand that the Company's Board of Directors convene an extraordinary General Meeting of Shareholders. If within the period of time established by effective legislation of the Russian Federation and herein the Company's Board of Directors does not adopt a resolution to convene an extraordinary General Meeting of Shareholders or refuses to convene such a meeting, the extraordinary meeting may be convened by the such shareholders.

8.8 Shareholders (a shareholder) holding a total of at least 10 percent of voting shares in the Company have (has) the right to demand a review of the Company's financial and economic activity.

8.9 Shareholders (a shareholder) holding a total of at least 25 percent of voting shares in the Company have (has) the right to access to accounting documents and minutes of sessions of the Company's Management Board and to obtain copies thereof.

8.10 Shareholders holding common shares in the Company have other rights provided by effective legislation of the Russian Federation, issued within their authority, and herein.

Type: *preference*

Form of the securities: *registered book-entry*

Nominal value of each share, RUR *0.3*

Number of outstanding shares: *525 992 822*

Number of additional shares being placed: *no such shares*

Treasury shares: *no such shares*

Quantity of declared preference Class A shares: 25,405,178

Nominal value, RUR*0.3*

Placement terms and conditions: *Article 6 (Charter of JSC CenterTelecom) COMPANY CHARTER CAPITAL. PLACED AND DECLARED SHARES*

6.7 The charter capital of the Company shall be increased by private placement of additional shares on the basis of a resolution of the General Meeting of Shareholders of the Company, adopted by a majority of three quarters of votes of shareholders holding voting shares in the Company participating in the meeting.

6.8 An increase of the charter capital of the Company by public placement of additional shares where the

number of shares to be additionally placed is more than 25 percent of number of shares previously placed by the Company shall be conducted on the basis of a resolution of the General Meeting of Shareholders of the Company, adopted by a majority of three quarters of votes of shareholders holding voting shares of the Company participating in the meeting.

6.9 Subject to Clause 6.8 herein, the charter capital of the Company shall be increased by public placement of additional shares on the basis of a resolution of the Board of Directors of the Company, adopted unanimously by all members of the Board of Directors of the Company and disregarding the votes of former Company directors.

Additional shares which can be placed by converting placed securities into shares, or by exercising share options: ***no such shares***

State registration numbers of the share issues and state registration dates:

The issue state registration number and state registration date:

2-03-00194-A state registration date 19.10.2001

State registration numbers of the additional share issues and state registration dates:

2-04-00194-A state registration date October 11, 2002*
2-05-00194-A state registration date October 11, 2002*
2-06-00194-A state registration date October 11, 2002*
2-07-00194-A state registration date October 11, 2002*
2-08-00194-A state registration date October 11, 2002*
2-09-00194-A state registration date October 11, 2002*
2-10-00194-A state registration date October 11, 2002*
2-11-00194-A state registration date October 11, 2002*
2-12-00194-A state registration date October 11, 2002*
2-13-00194-A state registration date October 11, 2002*
2-14-00194-A state registration date October 11, 2002*
2-15-00194-A state registration date October 11, 2002*
2-16-00194-A state registration date October 11, 2002*
2-17-00194-A state registration date October 11, 2002*
2-18-00194-A state registration date October 11, 2002*
2-19-00194-A state registration date October 11, 2002*

**** Pursuant to Ordinance of the Russian FCSM # 03-2110/r of September 30, 2003 additional issues of securities of Joint-Stock Central Telecommunication Company were united resulting to cancellation of state registration numbers assigned to additional issues of ordinary shares. These issues were given a single registration number 2-03-00194-A of September 30, 2003.***

Rights of an owner of this type (category) of shares:

Article 9 (Charter of JSC CenterTelecom). RIGHTS AND DUTIES OF SHAREHOLDERS HOLDING TYPE A PREFERRED SHARES

9.1 Each Type A preferred share in the Company confers upon the shareholder holding it an identical volume of rights.

9.2 Holders of Type A preferred shares have the right to receive an annual fixed dividend, subject as herein. The total amount payable as a dividend on each Type A preferred share shall be 10 percent of the Company's net profits according to the results of the last financial year divided by the number of shares that comprises 25 percent of the Company's charter capital.

If the amount of dividend payable by the Company on each common share in a given year exceeds the amount of dividend payable on each Type A preferred share the amount of dividend on the latter must be increased to the amount of dividend payable on common shares. These payments shall be made additionally on the date of payment of dividends on common shares.

9.3 Holders of Type A preferred shares have the right to participate in the General Meeting of Shareholders with the right to vote on resolutions concerning the reorganization or liquidation of the

Company and also concerning addenda and amendments to the Company Charter, if such amendments restrict the rights of such shareholders.

9.4 If the Meeting of Shareholders, for whatever reason, has not adopted a resolution to pay dividends on Type A preferred shares or has adopted a resolution not to pay those dividends in full, holders of Type A preferred shares have the right to participate in the General Meeting of Shareholders and vote on all matters on the agenda of the meeting. Such right of holders of Type A preferred shares arises as of the meeting following the annual Meeting of Shareholders at which a resolution was not adopted to pay dividends and ceases to apply as of the first payment of dividends in full with respect to such shares.

9.5 Holders of Type A preferred shares have the rights of holders of common shares of the Company provided in Clauses 8.2.3, 8.2.4, 8.2.5, 8.2.6, 8.2.7, 8.2.8, 8.2.10, 8.2.11, and 8.2.12 herein. Shareholders holding Type A preferred shares also have such rights notwithstanding that such shares are not voting shares.

9.6 Holders of Type A preferred shares have the rights of holders of common shares of the Company provided in Clauses 8.3, 8.6, 8.7, 8.8 and 8.9 herein in cases where Type A preferred shares confer the right to vote on all matters within the authority of the Company's General Meeting of Shareholders.

9.7 Holders of Type A preferred shares have the right to demand that the Company repurchase all or a part of the shares belonging to the shareholder in the cases and through the procedure provided by effective legislation of the Russian Federation.

9.8 Holders of Type A preferred shares that have at least 1 percent of votes at the General Meeting of Shareholders have the right to demand that the Company provides the list of persons entitled to participate in the meeting. The details of documents and postal addresses of shareholders included in such list shall be provided only upon their consent.

9.9 Shareholders holding Type A preferred shares shall have other rights provided by effective legislation of the Russian Federation and herein.

8.3 Previous issues of the issuer's securities except shares.

Information on previous issues of the issuer's securities except the issuer's shares, shall be disclosed separately for each issue with all issued securities cancelled (annulled), issues with outstanding issued securities and issues with securities for which the issuer's obligations are not met.

8.3.1 Information on securities issues with all issued securities cancelled (annulled).

Type, series (class), form and other identification features of securities:
Type of securities: ***bonds***
Series: ***01***
Type: ***interest-bearing***
Form of the securities: ***documented bearer bonds***
State registration number of the issue: ***4-01-00194-A***
State registration date of the issue: ***October 17, 2001***
State registration date of the report on the results of the issue: ***December 10, 2001***
State authorities which performed the state registration of the issue and report on the results of the issue: ***FCSM of Russia***
Quantity of securities of the issue: ***600,000***
Nominal value of each securities of the issue, RUR***1,000***
Total value of the issue (at par), RUR***600,000,000***

Date of redemption: ***November 18, 2003.***
Basis for redemption: ***meeting obligations of the securities issue***

Series: ***1-И***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
State registration number: ***4-14-00194-A***

Date of state registration: ***October 11, 2002***

Authority performing the state registration: ***FCSM of Russia***

State registration date of the report on the results of the issue: ***January 14, 2003***

Authority performing the state registration of the securities issue and report on the results of the securities issue: ***FCSM of Russia***

Quantity of securities of the issue: ***80,000***

Nominal value of each piece of the securities of the issue: RUR***50***

Total value of the issue (at par): RUR***4,000,000***

Current status of the issue: ***placement completed***

Number of actually placed securities pursuant to the registered report on the results of the issue: ***22,674***

Redemption period: ***from October 1, 2002 through October1, 2003***

Basis for redemption: ***meeting obligations of the securities issue***

8.3.2 Information on securities issues with issued securities outstanding

Type, series (class), form and other identification features of securities:

Type of securities: ***bonds***

Series: ***02***

Type: ***interest-bearing***

Form of the securities: ***documented bearer bonds***

State registration number: ***4-02-00194-A***

Date of the issue state registration: *25.06.2002*

State registration date of the report on the results of the issue: *15.08.2002*

State authorities which performed the state registration of the issue and report on the results of the issue: ***FCSM of Russia***

Quantity of securities of the issue: ***600,000***

Nominal value of each piece of the securities of the issue: RUR ***1,000***

Total value of the issue (at par): RUR***600,000,000***

Rights granted by each of issued securities:

A bondholder is entitled to receive upon the bond redemption the nominal value of the bond as specified in item 57.4 of the Prospectus of the bond issue and item 4 of the Decision on the bond issue.

A bondholder is entitled to receive a fixed by the bond percentage of the bond nominal value (coupon), calculated as specified in item 57.11 of the Prospectus of the bond issue and item 8.3 of the Decision on the bond issue.

In the event of the issuer liquidation a bondholder is entitled to receive the nominal value of the bond in the priority order set out Article 64 of the Civil Code of the Russian Federation.

A bondholder is entitled to freely sell or otherwise dispose of his/her bonds.

A bondholder is entitled to request immediate redemption and payment of nominal of the debt accrued by bonds in cases identified in item 57.11 of the Prospectus of the bond issue and item 8.6 of the Decision on the bond issue.

A bondholder is entitled to exercise other rights granted by the law of the Russian Federation.

The issuer undertakes to timely and completely remit to the payment agent under the bond issue the relevant funds necessary to meet payment obligations according to the decision on the bond issue.

In the event that the issuer refuses to fulfill its obligations related to the bonds, holders or assigned holders of bonds are entitled to demand fulfillment of the obligations by the entity which provided collateral for the bond issue.

The entity which provided collateral for the bond issue is Limited Liability Company Bassian invest

Address: ***4/10 Sadovaya Triumphalnaya Street, Moscow, 103009, Russia***

Mailing address: ***4/10 Sadovaya Triumphalnaya Street, Moscow, 103009, Russia***

Taxpayer Identification Number (INN): *7710838686*

Information related to the collateral for fulfillment of obligations incurred by the bond issue and action to

be taken by holders/assigned holders of bonds in the event of the issuer's refusal to meet its obligations related to the bond issue are described in item 11 of the Decision on the bond issue.

All debt of the issuer under the bond issue shall be legally equal (pari passu) and equally subject to mandatory fulfillment.

Actions to be taken by a bondholder in the event of the issuer's refusal to meet its obligations related to the bond issue are described in item 57.11 of the Prospectus of the bond issue and item 8.6 of the Decision on the bond issue.

Mandatory safe keeping of the bonds.

The bonds of the issue shall be kept centrally.

The depositary performing safekeeping (custodian): ***Not-for-profit partnership National Depositary Center, NDC***

Address: ***12 Zhitnaya Street, Moscow, 117049, Russian Federation***

Mailing address: ***1/13 Sredni Kislovski Per., Moscow, 103009, Russia***

License No: ***177-03431-000100***

Date of issue: ***December 4, 2000***

Valid till: ***no limitation***

License issuing authority: ***FCSM of Russia***

The bonds are issued in a documented form through execution of certificates to be kept centrally by Not-for-profit partnership National Depositary Center. Certificates are not to be handed over to bondholders. Records of transactions involving the bonds are entered by Not-for-profit partnership National Depositary Center performing the duties of Depositary, and by depositaries in the capacity of a depositor with respect to the Center (collectively "the depositaries").

Rights related to bonds kept and/or recorded by the depositaries are deemed transferred as of the moment of entering by depositaries of a relevant record on the purchaser's (customer's, depositor's) deposit account.

Upon the bond redemption bond certificates are withdrawn from custody and cancelled.

Restrictions on trading the bonds of this issue (if any):

The bonds issued are freely traded on stock exchanges and OTC market.

Non-residents are allowed to buy bonds pursuant to applicable Russian law and regulations.

Trading in bonds is to start on the first calendar day after the date of the registration by the Russian FCSM of the report on the results of the bond issue. On the OTC market the bonds are traded without restrictions until maturity.

On the day following the date of record to finalize the list of owners and/or nominal holders of bonds entitled to receive interest payment on coupon for each of the coupons attached to the bond the trading in bonds on MICEX shall be suspended and resumed on the day of payment of the relevant coupon.

Trading in the bonds on MICEX shall be suspended on the day following the date to compile the list of owners and/or nominal holders of bonds in order to pay coupon income on the last coupons, and redemption of the bond issue at maturity.

In the event the Issuer fails to pay the nominal value of bonds of this issue during 10 days after the payment falls due trading in the bonds shall be resumed on MICEX and on the OTC market.

Market information on the issued bonds:

Bonds are traded on exchanges and OTC market.

The principal bond selling point on the exchanges is Private Joint-Stock Company Moscow Interbank Currency Exchange (MICEX)

License of a professional participant of securities market # 000-02112-000011, issued by FCSM of Russia March 22, 1999.

Address: 11 Bolshoy Kislovski Per., building 1, Moscow, 103009, Russia.

Mailing address: 13 Bolshoy Kislovski Per., Moscow, 103009, Russia

Bond certificates for bonds issued in a documented form are to be centrally kept by Not-for-profit partnership National Depositary Center. No certificates are handed over to bond owners.

Period before maturity of the bond issue: ***August 16, 2002 through April 21, 2005***

Yield of the bonds of the issue:

Rules for calculation income payable on each bond of the issue.

Income on the bonds shall be the sum of coupon income accrued and payable for each coupon period, and discount equal to the difference between the redemption price at maturity (nominal value) and the placement price.

Each bond carries 6 coupons.

Coupon period of the first coupon shall start on the date of bond placement start.

Coupon period of the second coupon shall start on the 91st day from the bond placement start.

Coupon period of the third coupon shall start on the 273rd day from the bond placement start.

Coupon period of the fourth coupon shall start on the 456th day from the bond placement start.

Coupon period of the fifth coupon shall start on the 638th day from the bond placement start.

Coupon period of the sixth coupon shall start on the 821st day from the bond placement start.

The end date of each coupon period shall be the date of payment on the coupon.

Interest rate on the coupons is as follows:

- *on the first coupon the interest rate is 20% (twenty percent) per annum;*
- *on the second coupon the interest rate is 20% (twenty percent) per annum;*
- *on the third coupon the interest rate is 18% (eighteen percent) per annum;*
- *on the fourth coupon the interest rate is 18% (eighteen percent) per annum;*
- *on the fifth coupon the interest rate is 16% (sixteen percent) per annum;*
- *on the sixth coupon the interest rate is 16% (sixteen percent) per annum*

Calculation of the amount payable on each coupon is to be performed according to the following formulae:

$Kj = Cj * Nom * (T(j) - T(j-1))/365/100\ \%$

where:

j – coupon period number, j=1,2,3,4,5,6

Kj – amount payable on coupon for each bond;

Nom – the bond par value;

C j – coupon yield in percent of coupon number j as determined by the decision of the issuer's Board of Directors;

T(j -1) – starting date of the jth coupon period;

T(j) – end date of the jth coupon period.

Arrangements and terms of income payments on the bonds of the issue

Payment of six coupons on the bonds of the issue shall be made on the following dates:

The first coupon is paid on the 91st day from the bond placement start day.

The second coupon shall be paid on the 273rd day from the bond placement start day.

The third coupon shall be paid on the 456th day from the bond placement start day.

The fourth coupon shall be paid on the 638th day from the bond placement start day.

The fifth coupon shall be paid on the 821st day from the bond placement start day.

The last coupon shall be paid simultaneously with the redemption of bonds on the 1003rd day from the bond placement start day.

In the event that the end date of a coupon period falls on a holiday whether a public holiday or non-business day for conducting operation payments of due amounts shall be made on the first business day following the holiday. A bondholder shall not be entitled to demand accrual of interest or any other compensation for such delayed payment.

Payments of income on the bonds of the issue shall be effected by the Payment Agent pursuant to the Issuer's orders. The duties of the payment agent shall be performed by:

Full corporate name of the organization: *Private Joint-Stock Company Raiffeisenbank Austria*

Registered office at: *17/1 Troitskaya Street, Moscow, 129090, Russia;*

Postal address*: 17/1 Troitskaya Street, Moscow, 129090, Russia;*

Income payments on the bonds are made in the local currency of the Russian Federation by bank transfer to depositors of NDC performing central storing of the bonds in favor of bond owners. A bond owner who is not a depositor of the NDC may authorize a bondholder who is a depositor of the NDC to receive amounts due in respect of income payment and redemption of bonds.
Bond income payments shall be made to depositors of the NDC in favor of bonds owners as registered at the end of business day of the NDC, preceding the seventh business day before the bond income payment date (hereinafter the date is referred to as the "record date"). The payment obligations with respect to a bond owner included in the list of bond owners are deemed duly fulfilled even the bonds were disposed of after the record date of finalizing the list of bond owners.

Not later than 3 business days before a bond income payment date the NDC shall provide the Issuer and/or its payment agent a list of the bonds owners as finalized on the record date. The list shall contain the following data:

a) ***the full name of the bondholder;***
b) ***number of bonds as stated on the depo accounts of the holder in question;***
c) ***the holder's location and postal address;***
d) ***the holder's bank details:***
    - ***the holder's account current***
    - ***the holder's individual taxpayer number***
    - ***the holder's bank name***
    - ***correspondent account number of the holder's bank***
    - ***bank identification number of the holder's bank.***
e) ***The taxpayer status of the bondholder (resident, non-resident with a permanent representative office in the Russian Federation, non-resident without a permanent representative office in the Russian Federation, etc.).***

It is the holder's duty to check the accuracy and timeliness of the bank details submitted by him to the NDC. In the event these bank details were not submitted to the NDC or were not provided on time, these obligations shall be met toward a person who requested to fulfill the obligations and recognized as the bondholder on the date of filing the request. The issuer shall perform the obligations on bonds as per the data of the NDC.

Not later than 2 business days before bond income payment date the Issuer shall remit the necessary amounts to the payment agent account.
Based on the list of bondholders provided by the Depositary the payment agent calculates the amounts payable to each bondholder authorized to receive income payments on the bonds.
On the bond income payment date the payment agent shall remit the amounts due into the accounts of the bondholders in favor of the bond owners.
In the event that one person is authorized to receive income amounts on the bonds by several bond owners the person in question shall receive the total amount without break down on each of the bond owners.

The amount payable is calculated with the accuracy of RUR0.01 (round-off follows the rules of mathematics).

Other payable equivalent per bond (RUR): ***no equivalent***

Other income and property rights attached to the issued bonds: ***no other income***

Redemption period: ***The starting date of the redemption period of the issued bonds shall be the 1003rd (one thousand and third) day from the start of the bond placement period. The start and end day of the redemption coincide.***

Terms and arrangements of the redemption: ***The bonds redemption payments are made by a payment agent by the order of the bond issuer.***

The duties of the payment agent shall be performed by:
Private Joint-Stock Company Raiffeisenbank Austria
Registered office at: 17/1 Troitskaya Street, Moscow, 129090, Russia;
Postal address: 17/1 Troitskaya Street, Moscow, 129090, Russia;

The issuer is entitled to appoint additional payment agents and cancel such appointments of agents. An official announcement of the said appointments shall be published by the issuer at least 10 (ten) business days before such appointments or cancellations take effect in the dailies Daily News. Podmoskovie and Vedomosti.

Redemption and income payments on the bonds are made in the local currency of the Russian Federation by bank transfer in favor of the bonds owners to assigned customers of NDC. A bond owner who is not an assigned customer of the NDC shall authorize a bondholder who is an assigned customer of the NDC to receive amounts due in respect of income payment and redemption of bonds.
Payments of bonds redemption and/or income payments on bonds shall be made to assigned customers of the NDC in favor of bonds owners as registered at 6.45 pm Moscow time on the business day preceding the seventh business day before the due date of income payments on the bonds and/or bonds redemption (hereinafter the date is referred to as the "record date".) As of the record date for bonds redemption the Depositary shall stop all transactions related to bond trading on the depo accounts until the bonds redemption.

As of the record date for coupon income payment (except payments of income on the last coupon) the Depositary shall stop on the depo accounts all transactions related to bond trading. The Depositary shall resume accounting for transactions related to bond trading on depo accounts on the payment day of the relevant coupon income.

Not later than 3 business days before maturity or date of income payment the Depositary shall provide the Issuer and/or its payment agent a list of the bonds owners as finalized on the record date. The list shall contain the following data:

a) *the full name of the bondholder;*
b) *number of bonds as stated on the depo account of the holder;*
c) *the holder's location and postal address;*
d) *the holder's bank details:*
   - *the holder's account current*
   - *the holder's individual taxpayer number*
   - *the holder's bank name*
   - *correspondent account number of the holder's bank*
   - *bank identification number of the holder's bank.*

It is the holder's duty to check the accuracy and timeliness of the bank details submitted by him to the NDC. In the event that these bank details were not submitted by the holder to the NDC on time, the Issuer shall not be responsible for any delayed payments on the bonds.

Not later than 2 business days before maturity and/or income payments on the bonds the Issuer shall remit the necessary amounts to the payment agent. Based on the list of holders provided by the Depositary the payment agent calculates the amounts payable to each bondholder authorized to receive redemption and income payments.
At maturity and/or on the date of income payments on the bonds the payment agent shall remit the amounts due to the accounts of the bondholders in favor of the bond owners.
In the event that one person is authorized to receive redemption amounts and income payments on the bonds by several bond owners the person in question shall receive the total amount without break down on each of the authorizing bond owners.

There is no redemption before maturity.

Security provided for the bond issue:
Entity providing the security: ***Limited Liability Company Bassian invest***
Type of security: ***Surety***
Monetary value of the security: RUR***600,000,000 and the amount of the accrued interest***
Additional material information on the issued securities:

The accrued coupon income on an outstanding bond before maturity. At any moment between the start of placement and maturity of the bond issue the accrued coupon income (ACI) is calculated as follows:
*ACI = Cj * Nom * (T - T(j-1))/ 365/ 100 %*
where:
Nom – the bond par value;
C j – coupon yield in percent of coupon number j, p.a.;
T(j -1) – starting date of the jth coupon period;
T – current date.
The accrued income is calculated with the accuracy of RUR0.01

Type, series (class), form and other identification features of securities:
Type of securities: ***bonds***
Series: ***1-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
State registration number of the securities issue: ***4-03-00194-A***
State registration date of the issue: ***October 11, 2002***
State registration date of the report on the results of the issue: ***January 14, 2003***
State authorities which performed the state registration of the issue and report on the results of the issue: ***FCSM of Russia***
Quantity of securities of the issue: ***11,397***
Face value of each piece of the issued securities: ***RUR500***
total value of the securities issue at par, RUR: ***5,698,500***
Rights granted by each of issued securities:
A bondholder is entitled
1) to receive from the issuer the bond face value upon redemption;
2) to receive a fixed yield of 0.1 of the bond face value upon redemption;
3) in the event of the issuer liquidation to receive from it the bond nominal value and a fixed income of 0.1% of the bond nominal value, provided that

- ***the first priority is taken by individuals to whom the company under liquidation is liable for damages to life and health, by way of capitalization of regular payments;***
- ***- the second priority is taken by settlements with respect of severance pays and labor remunerations and authorship contracts;***
- ***third priority is assigned to creditors' claims with respect of liabilities secured by pledge of property owned by the company under liquidation;***
- ***in the fourth place debts with respect of payments to budgetary and non-budgetary funds;***
- ***the fifth priority: settlements with other creditors according to the effective applicable law, including bond owners.***

4) Each owner of at least 6 bonds of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.
5) to have bonds redeemed before maturity in the following cases:
– change of the domicile of the owner of a paid-up package of bonds before the PSTN access was provided at the previous domicile and due to technical unavailability of the access provision at the new domicile;
- after bond sale on the OTC market, if the issuer determines that there is no technical possibility to

ensure access to telephone network before maturity at the address indicated by the new bondholder.

Terms and arrangements for redemption and making bond income payments

Terms and arrangements for redemption of the bonds of the issue

Redemption of bonds:

Payments are made in cash or by bank transfers in Russian Rubles (RUR).

Terms and arrangements for redemption of the bonds

A bond owner shall file a written request for redemption not earlier than March 17, 2010 with the Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia.

Failure of a bond owner to file the request will not relieve the issuer from the obligation to redeem the bonds.

At redemption the issuer shall make payment of the bond nominal value and a fixed income of 0.1% of the nominal value per bond.

Frequency of settlements with bond owners: one-time payment

Payments shall be effected within 30 days from filing of a redemption request by a bond owner with the issuer:

- *in cash from cashier's office of Kursk subsidiary of the Company at: 8 Krasnaya Square, Kursk, 305000, Russia*
- *by a bank transfer into a bank account (bank details shall be provided in the owner's redemption request).*

Bonds are redeemed by payments in the currency of the Russian Federation.

Redemption period of the bond issue:

Start date:

June 17, 2010

End date:

June 17, 2011

Redemption before maturity is possible.

The earliest day when redemption before maturity is possible: *Redemption before maturity can be carried out by the issuer during the whole period before maturity, but not earlier than 30 days after placement start date.*

Terms and arrangements of the redemption: *At redemption before maturity the bond nominal value and a fixed income of 0.1% of the nominal value per bond shall be paid out.*
Redemption before maturity shall be effected upon a bond owner written request filed with Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia

Yield of the bonds:

A bondholder is entitled to receive the nominal value and a fixed income of 0.1% of the bond face value upon redemption.

Each owner of at least 6 bonds of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.

Technical availability to have a telephone set installed is determined by available switching capacity (free subscriber numbers) and transmission capacity in telephone cables scheduled for installation under placement of this bond issue.

The technical availability is to be identified by Kursk subsidiary of the Company at the issuer's expense within 5 days after filing a written request at the following address: 11 Chernyshevskogo Street, Kursk, 305016, Russia.

Terms of income payments on the bonds of the issue:

The nominal value and fixed income are paid at redemption (redemption before maturity).

Arrangements for making income payments on the bonds of the issue:

A contract for provision of a telephone service shall be entered into within 3 days after provision by the bond owner of the following documents:

- ***passport or a document certifying ownership rights for a living quarters in Kursk city;***
- ***statement of record from the securities accounting system certifying accounting book entry confirming at least 6 bonds on the owner's account;***
- ***statement of technical availability to provide an access to the telephone network.***

Telephone set installation shall be performed within 1 year from entering into a contract on provision of a telephone service.

Contracts on telephone service provision are to be concluded at the following address: 11 Chernyshevskogo Street, Kursk, 305016, Russia

Information regarding performance of obligations on making payments on the bonds of the issue:

The issuer's obligations on making bond income payments are discharged.

Collateral for the bond issue: *No*

Additional material information on the issued securities:

The date of the actual registration of the securities is November 30, 2002. The report on the results of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

Type, series (class), form and other identification features of securities:

Type of securities: ***Bonds***

Series: ***2-K***

Type: ***interest-bearing***

Form of the securities: ***registered book-entry***

State registration number: ***4-04-00194-A***

Date of state registration: ***25.06.2002***

Authority performing the state registration: ***FCSM of Russia***

State registration date of the report on the results of the issue: ***October 11, 2002***

Authority performing the state registration of the securities issue and report on the results of the securities issue: ***FCSM of Russia***

Quantity of securities of the issue: ***260***

Nominal value of each piece of the securities of the issue, RUR***1,000.***

Total value of the issue (at par): RUR***260,000***

Mode of placement: ***conversion at reorganization***

Placement period: ***from November 30, 2002 through November 30, 2002***

Current status of the issue: ***placement completed***

Number of actually placed securities pursuant to the registered report on the results of the issue: ***260***

Restrictions on trading the bonds of this issue (if any): ***No restrictions.***

Market information on the issued bonds: ***No trading in the securities of the issue on securities markets.***

Period before maturity of the bond issue: ***from November 30, 2002 through July 17, 2011***

Rights granted by each piece of issued securities:

1) to receive from the issuer the bond face value upon redemption;

2) to receive a fixed yield of 0.1 of the bond face value upon redemption;

3) in the event of the issuer liquidation to receive from it the bond nominal value and a fixed income of 0.1% of the bond nominal value, provided that

- ***the first priority is taken by individuals to whom the company under liquidation is liable for***

damages to life and health, by way of capitalization of regular payments;

- *- the second priority is given to settlements with respect of severance pays and labor remunerations and authorship contracts;*
- *third priority is assigned to creditors' claims with respect of liabilities secured by pledge of property owned by the company under liquidation;*
- *in the fourth place debts with respect of payments to budgetary and non-budgetary funds;*
- *the fifth priority: settlements with other creditors according to the effective applicable law, including bond owners.*

4) Each owner of at least 5 bonds of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.

5) to have bonds redeemed before maturity in the following cases:

– change of the domicile of the owner of a paid-up package of bonds before the PSTN access was provided at the previous domicile and due to technical unavailability of the access provision at the new domicile;

- after bond sale on the OTC market, if the issuer determines that there is no technical possibility to ensure access to telephone network before maturity at the address indicated by the new bondholder.

Mandatory safe keeping of the bonds

No mandatory centralized custody of the bonds of the issue

Terms and arrangements for redemption and making bond income payments

Terms and arrangements for redemption of the bonds of the issue

Redemption of bonds:

Payments are made in cash or by bank transfers in Russian Rubles (RUR).

Terms and arrangements for redemption of the bonds

A bond owner shall file a written request for redemption not earlier than March 17, 2010 with the Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia.

Failure of a bond owner to file the request will not relieve the issuer from the obligation to redeem the bonds.

At redemption the issuer shall make payment of the bond nominal value and a fixed income of 0.1% of the nominal value per bond.

Frequency of settlements with bond owners: one-time payment

Payments shall be effected within 30 days from filing of a redemption request by a bond owner with the issuer:

- *in cash from cash office of Kursk subsidiary of the Company at: 8 Krasnaya Square, Kursk, 305000, Russia*
- *by a bank transfer into a bank account (bank details shall be provided in the owner's redemption request).*

Bonds are redeemed by payments in the currency of the Russian Federation.

Redemption period of the bond issue:

Start date:

June 17, 2010

End date:

June 17, 2011

Redemption before maturity is possible.

The earliest day when redemption before maturity is possible: *Redemption before maturity can be carried out by the issuer during the whole period before maturity, but not earlier than 30 days after placement start date.*

Terms and arrangements of the redemption: ***At redemption before maturity the bond nominal value and a fixed income of 0.1% of the nominal value per bond shall be paid out.***
Redemption before maturity shall be effected upon a bond owner written request filed with Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia

Yield of the bonds:
A bondholder is entitled to receive the nominal value and a fixed income of 0.1% of the bond face value upon redemption.
Each owner of at least 5 bonds of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.

Technical availability to have a telephone set installed is determined by available switching capacity (free subscriber numbers) and transmission capacity in telephone cables scheduled for installation under placement of this bond issue.
The technical availability is to be identified by Kursk subsidiary of the Company at the issuer's expense within 5 days after filing a written request at the following address: 11 Chernyshevskogo Street, Kursk, 305016, Russia.

Terms of income payments on the bonds of the issue:
The nominal value and fixed income are paid at redemption (redemption before maturity).
Arrangements for making income payments on the bonds of the issue:
A contract for provision of a telephone service shall be entered into within 3 days after provision by the bond owner of the following documents:
- ***registration certificate;***
- ***statement of record from the securities accounting system certifying accounting book entry confirming at least 6 bonds on the owner's account;***
- ***statement of technical availability to provide an access to the telephone network.***

Telephone set installation shall be performed within 1 year from entering into a contract on provision of a telephone service.

Contracts on telephone service provision are to be concluded at the following address: 11 Chernyshevskogo Street, Kursk, 305016, Russia

Information regarding performance of obligations on making payments on the bonds of the issue:
The due date of bond income payment has not come yet.
Collateral for the bond issue: ***No***
Additional material information on the issued securities:
The date of the actual registration of the securities is November 30, 2002. The report on the results of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

Type, series (class), form and other identification features of securities:
Type of securities: ***Bonds***
Series: ***3-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
State registration number: ***4-05-00194-A***
Date of state registration: ***October 11, 2002***
Authority performing the state registration: ***FCSM of Russia***
State registration date of the report on the results of the issue: ***January 14, 2003***

Authority performing the state registration of the securities issue and report on the results of the securities issue: ***FCSM of Russia***

Quantity of securities of the issue: *5,396*

Nominal value of each piece of the securities of the issue: RUR*500*

Total value of the issue (at par): RUR*2,698,000*

Mode of placement: ***conversion at reorganization***

Placement period: ***from November 30, 2002 through November 30, 2002***

Current status of the issue: ***placement completed***

Number of actually placed securities pursuant to the registered report on the results of the issue: *5,396*

Market information on the issued bonds:

No trading in the securities of the issue on securities markets.

Period before maturity of the bond issue: ***from November 30, 2002 through June 17, 2011***

Rights granted by each of issued securities:

1) to receive from the issuer the bond face value upon redemption;

2) to receive a fixed yield of 0.1 of the bond face value upon redemption;

3) in the event of the issuer liquidation to receive from it the bond nominal value and a fixed income of 0.1% of the bond nominal value, provided that

- ***the first priority is taken by individuals to whom the company under liquidation is liable for damages to life and health, by way of capitalization of relevant regular payments;***
- ***- the second priority is given to settlements with respect of severance pays and labor remunerations and authorship contracts;***
- ***the third priority is assigned to creditors' claims with respect of liabilities secured by pledge of property owned by the company under liquidation;***
- ***in the fourth place debts with respect of payments to budgetary and non-budgetary funds;***
- ***the fifth priority: settlements with other creditors according to the effective applicable law, including bond owners.***

4) Each owner of at least 6 bonds of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.

5) to have bonds redeemed before maturity in the following cases:

– change of the domicile of the owner of a paid-up package of bonds before the PSTN access was provided at the previous domicile and due to technical unavailability of the access provision at the new domicile;

- after bond sale on the OTC market, if the issuer determines that there is no technical possibility to ensure access to telephone network before maturity at the address indicated by the new bondholder.

Mandatory safe keeping of the bonds

No mandatory centralized custody of the bonds of the issue

Terms and arrangements for redemption and making bond income payments

Terms and arrangements for redemption of the bonds of the issue

Redemption of bonds:

Bonds are redeemed by payments in the local currency of the Russian Federation (RUR).

Terms and arrangements for redemption of the bonds

A bond owner shall file a written request for redemption not earlier than March 17, 2010 with the Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia.

Failure of a bond owner to file the request will not relieve the issuer from the obligation to redeem the bonds.

At redemption the issuer shall make payment of the bond nominal value and a fixed income of 0.1% of the nominal value per bond.

Frequency of settlements with bond owners: one-time payment

Payments shall be effected within 30 days from filing of a redemption request by a bond owner with the issuer:

- *in cash from cash office of Kursk subsidiary of the Company at: 8 Krasnaya Square, Kursk, 305000, Russia*
- *by a bank transfer into a bank account (bank details shall be provided in the owner's redemption request).*

Bonds are redeemed by payments in the currency of the Russian Federation.

Redemption period of the bond issue:

Start date:

June 17, 2010

End date:

June 17, 2011

Redemption before maturity is possible.

The earliest day when redemption before maturity is possible: ***Redemption before maturity can be carried out by the issuer during the whole period before maturity, but not earlier than 30 days after placement start date.***

Terms and arrangements of the redemption: ***At redemption before maturity the bond nominal value and a fixed income of 0.1% of the nominal value per bond shall be paid out.***

Redemption before maturity shall be effected upon a bond owner written request filed with Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia

Yield of the bonds:

A bondholder is entitled to receive the nominal value and a fixed income of 0.1% of the bond face value upon redemption.

Each owner of at least 6 bonds of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.

Technical availability to have a telephone set installed is determined by available switching capacity (free subscriber numbers) and transmission capacity in telephone cables scheduled for installation under placement of this bond issue.

The technical availability is to be identified by Kursk subsidiary of the Company at the issuer's expense within 5 days after filing a written request at the following address: 35 Kurskaya Street, Zheleznogorsk, Kursk region, 307130, Russia.

Terms of income payments on the bonds of the issue:

The nominal value and fixed income are paid

A telephone line and set shall be installed within a year from the date of signing of the contract for telephone service provision.

Arrangements for making income payments on the bonds of the issue:

A contract for provision of a telephone service shall be entered into within 3 days after provision by the bond owner of the following documents:

- ***passport or a document certifying ownership rights for a living quarters in the town of Zheleznogorsk;***
- ***statement of record from the securities accounting system certifying accounting book entry confirming at least 6 bonds on the owner's account;***
- ***statement of technical availability to provide an access to the telephone network.***

Contracts for telephone service provision are to be concluded at the following address: 35 Kurskaya Street, Zheleznogorsk, Kursk region, 307130, Russia

Information regarding performance of obligations on making payments on the bonds of the issue:

The issuer's obligations on making bond income payments are discharged.

Collateral for the bond issue: ***No***

Additional material information on the issued securities:

The date of the actual registration of the securities is November 30, 2002. The report on the results of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

Type, series (class), form and other identification features of securities:

Type of securities: ***Bonds***

Series: ***4-K***

Type: ***interest-bearing***

Form of the securities: ***registered book-entry***

State registration number: ***4-06-00194-A***

Date of state registration: ***October 11, 2002***

State registration date of the report on the results of the issue: ***January 14, 2003***

Authority performing the state registration of the securities issue and report on the results of the securities issue: ***FCSM of Russia***

Quantity of securities of the issue: *70*

Nominal value of each piece of the securities of the issue: RUR***1,000***

Total value of the issue (at par): RUR***70,000***

Mode of placement: ***conversion at reorganization***

Placement period: ***from November 30, 2002 through November 30, 2002***

Current status of the issue: ***placement completed***

Number of actually placed securities pursuant to the registered report on the results of the issue: ***70***

Market information on the issued bonds:

No trading in the securities of the issue on securities markets.

Period before maturity of the bond issue: ***from November 30, 2002 through June 17, 2011***

Rights granted by each of issued securities

1) to receive from the issuer the bond face value upon redemption;

2) to receive a fixed yield of 0.1 of the bond face value upon redemption;

3) in the event of the issuer liquidation to receive from it the bond nominal value and a fixed income of 0.1% of the bond nominal value, provided that

- ***the first priority is taken by individuals to whom the company under liquidation is liable for damages to life and health, by way of capitalization of regular payments;***
- ***the second priority is given to settlements with respect of severance pays and labor remunerations and authorship contracts;***
- ***the third priority is assigned to creditors' claims with respect of liabilities secured by pledge of property owned by the company under liquidation;***
- ***in the fourth place debts with respect of payments to budgetary and non-budgetary funds;***
- ***the fifth priority: settlements with other creditors according to the effective applicable law, including bond owners.***

4) Each owner of at least 5 bonds of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.

5) to have bonds redeemed before maturity in the following cases:

– change of the domicile of the owner of a paid-up package of bonds before the PSTN access was provided at the previous domicile and due to technical unavailability of the access provision at the new domicile;

- after bond sale on the OTC market, if the issuer determines that there is no technical possibility to ensure access to telephone network before maturity at the address indicated by the new bondholder.

Mandatory safe keeping of the bonds

No mandatory centralized custody of the bonds of the issue

Terms and arrangements for redemption and making bond income payments

Terms and arrangements for redemption of the bonds of the issue

Redemption of bonds:

Payments are made in cash or by bank transfers in Russian Rubles (RUR).

Terms and arrangements for redemption of the bonds

A bond owner shall file a written request for redemption not earlier than March 17, 2010 with the Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia.

Failure of a bond owner to file the request will not relieve the issuer from the obligation to redeem the bonds.

At redemption the issuer shall make payment of the bond nominal value and a fixed income of 0.1% of the nominal value per bond.

Frequency of settlements with bond owners: one-time payment

Payments shall be effected within 30 days from filing of a redemption request by a bond owner with the issuer:

- *in cash from cash office of Kursk subsidiary of the Company at: 8 Krasnaya Square, Kursk, 305000, Russia*
- *by a bank transfer into a bank account (bank details shall be provided in the owner's redemption request).*

Bonds are redeemed by payments in the currency of the Russian Federation.

Redemption period of the bond issue:

Start date:

June 17, 2010

End date:

June 17, 2011

Redemption before maturity is possible.

The earliest day when redemption before maturity is possible: *Redemption before maturity can be carried out by the issuer during the whole period before maturity, but not earlier than 30 days after placement start date.*

Terms and arrangements of the redemption: *At redemption before maturity the bond nominal value and a fixed income of 0.1% of the nominal value per bond shall be paid out.*
Redemption before maturity shall be effected upon a bond owner written request filed with Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia

Terms and arrangements for making income payments on the bonds of the issue

Yield of the bonds:

A bondholder is entitled to receive the nominal value and a fixed income of 0.1% of the bond face value upon redemption.
Each owner of at least 5 bonds of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.

Technical availability to have a telephone set installed is determined by available switching capacity (free subscriber numbers) and transmission capacity in telephone cables scheduled for installation under placement of this bond issue.
The technical availability is to be identified by Kursk subsidiary of the Company at the issuer's expense within 5 days after filing a written request at the following address: 35 Kurskaya Street, Zheleznogorsk, Kursk region, 307130, Russia.

Arrangements for making income payments on the bonds of the issue:

A contract for provision of a telephone service shall be entered into within 3 days after provision by the bond owner of the following documents:

- ***certificate of registration;***
- ***statement of record from the securities accounting system certifying accounting book entry confirming at least 5 bonds on the owner's account;***
- ***statement of technical availability to provide an access to the telephone network.***

Telephone set installation shall be performed within 1 year from entering into a contract on provision of a telephone service.

Information regarding performance of obligations on making payments on the bonds of the issue:
The issuer's obligations on making bond income payments are discharged.
Collateral for the bond issue: *No*
Additional material information on the issued securities:
The date of the actual registration of the securities is November 30, 2002. The report on the results of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

Type, series (class), form and other identification features of securities:
Type of securities: ***Bonds***
Series: ***5-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
State registration number: ***4-07-00194-A***
Date of state registration: ***October 11, 2002***
Authority performing the state registration: ***FCSM of Russia***
State registration date of the report on the results of the issue: ***January 14, 2003***
Authority performing the state registration of the securities issue and report on the results of the securities issue: ***FCSM of Russia***
Quantity of securities of the issue: ***499***
Nominal value of each piece of the securities of the issue: RUR***3,600***
Total value of the issue (at par): RUR***1,796,400***
Mode of placement: ***conversion at reorganization***
Placement period: ***from November 30, 2002 through November 30, 2002***
Current status of the issue: ***placement completed***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***498***
Market information on the issued bonds:
Restrictions on trading the bonds of this issue (if any):
No restrictions.
Market information on the issued bonds:
No trading in the securities of the issue on securities markets.
Period before maturity of the bond issue: ***from November 30, 2002 through February 22, 2012***
Rights granted by each of issued securities
1) to receive from the issuer the bond face value upon redemption;
2) to receive a fixed yield of 0.1 of the bond face value upon redemption;
3) to have subject to technical availability an access to telephone network by way of entering into a contract on telephone service provision;
4) to have bonds redeemed before maturity in the following cases:
– change of the domicile of the owner of a paid-up package of bonds before the PSTN access was provided at the previous domicile and due to technical unavailability of the access provision at the new domicile;
- after bond sale on the OTC market, if the issuer determines that there is no technical possibility to ensure access to telephone network before maturity at the address indicated by the new bondholder.

Payments to bondholders in the event of the issuer liquidation shall be effected by a liquidation commission in the order of priority set forth by item 1 Article 64 of the Civil Code of the Russian Federation, viz.:

- *the first priority is taken by individuals to whom the company under liquidation is liable for damages to life and health, by way of capitalization of regular payments;*
- *the second priority is given to settlements with respect of severance pays and labor remunerations and authorship contracts;*
- *the third priority is assigned to creditors' claims with respect of liabilities secured by pledge of property owned by the company under liquidation;*
- *in the fourth place debts with respect of payments to budgetary and non-budgetary funds;*
- *the fifth priority: settlements with other creditors according to the effective applicable law, including bond owners.*

Mandatory safe keeping of the bonds

No mandatory centralized custody of the bonds of the issue

Terms and arrangements for redemption and making bond income payments

Terms and arrangements for redemption of the bonds of the issue

Redemption of bonds:

Payments are made in cash or by bank transfers in Russian Rubles (RUR).

Terms and arrangements for redemption of the bonds

A bond owner shall file a written request for redemption not earlier than January 18, 2006 with the Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia.

Failure of a bond owner to file the request will not relieve the issuer from the obligation to redeem the bonds.

At redemption the issuer shall make payment of the bond nominal value and a fixed income of 0.1% of the nominal value per bond.

Frequency of settlements with bond owners: one-time payment

Payments shall be effected within 30 days from filing of a redemption request by a bond owner with the issuer:

- *in cash from cash office of Kursk subsidiary of the Company at: 8 Krasnaya Square, Kursk, 305000, Russia*
- *by a bank transfer into a bank account (bank details shall be provided in the owner's redemption request).*

Bonds are redeemed by payments in the currency of the Russian Federation.

Redemption period of the bond issue:

Start date:

April 18, 2006

End date:

April 18, 2007

Redemption before maturity is possible.

The earliest day when redemption before maturity is possible: *Redemption before maturity can be carried out by the issuer during the whole period before maturity, but not earlier than 7 days after state registration of the report on the results of the bond issue.*

Terms and arrangements of the redemption before maturity: *Redemption before maturity is exercised in the following cases:*

- change of the domicile of the owner of a paid-up package of bonds before the PSTN access was provided at the previous domicile and due to technical unavailability of the access provision at the new domicile;

- after bond sale on the OTC market, if the issuer determines that there is no technical possibility to

ensure access to telephone network before maturity at the address indicated by the new bondholder.
If bonds are redeemed before maturity the bond nominal value and a fixed income of 0.1% of the nominal value per bond shall be paid out.
Redemption before maturity shall be effected upon a bond owner written request filed with Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia

Yield of the bonds:

A bondholder is entitled to receive the nominal value and a fixed income of 0.1% of the bond face value upon redemption.
Each owner of at least 1 bond of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.

Technical availability to have a telephone set installed is determined by available switching capacity (free subscriber numbers) and transmission capacity in telephone cables scheduled for installation under placement of this bond issue.
The technical availability is to be identified by Kursk subsidiary of the Company at the issuer's expense within 5 days after filing a written request at the following addresses: 35 Kurskaya Street, Zheleznogorski area, Kursk region, 307130, Russia or 8 Krasnaya Square, Kursk, 305000, Russia

Terms of income payments on the bonds of the issue:

The nominal value and fixed income are paid at redemption ;
a telephone set is installed subject to terms and conditions specified above.

Arrangements for making income payments on the bonds of the issue:

A contract for provision of a telephone service shall be entered into within 3 days after provision by the bond owner of the following documents:

- *passport or a document certifying ownership rights for a living quarters in Kursk city;*
- *statement of record from the securities accounting system certifying accounting book entry confirming at least 1 bond on the owner's account;*
- *statement of technical availability to provide an access to the telephone network.*

Telephone set installation shall be performed within 1 year from entering into a contract on provision of a telephone service.

Contracts on telephone service provision are to be concluded at the following addresses: 35 Kurskaya Street, Zheleznogorski area, Kursk region, 307130, Russia or 8 Krasnaya Square, Kursk, 305000, Russia

Information regarding performance of obligations on making payments on the bonds of the issue:

The issuer's obligations on making bond income payments are discharged.

Collateral for the bond issue: *No*

Additional material information on the issued securities:

The date of the actual registration of the securities is November 30, 2002. The report on the results of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

Type, series (class), form and other identification features of securities:

Type of securities: *Bonds*

Series: *6-K*

Type: *interest-bearing*

Form of the securities: *registered book-entry*

State registration number: *4-08-00194-A*

Date of state registration: *October 11, 2002*

Authority performing the state registration: *FCSM of Russia*

State registration date of the report on the results of the issue: *January 14, 2003*

Authority performing the state registration of the securities issue and report on the results of the securities

issue: ***FCSM of Russia***

Quantity of securities of the issue: ***499***

Nominal value of each piece of the securities of the issue: RUR***1,500***

Total value of the issue (at par): RUR***748,500***

Mode of placement: ***conversion at reorganization***

Placement period: ***from November 30, 2002 through November 30, 2002***

Current status of the issue: ***placement completed***

Number of actually placed securities pursuant to the registered report on the results of the issue: ***499***

Market information on the issued bonds:

Restrictions on trading the bonds of this issue (if any):

No restrictions.

Market information on the issued bonds:

No trading in the securities of the issue on securities markets.

Period before maturity of the bond issue: ***November 30, 2002 through April 18, 2007***

Restrictions on trading the bonds of this issue (if any):

No restrictions.

Rights granted by each of issued securities:

1) to receive from the issuer the bond face value upon redemption;

2) to receive a fixed yield of 0.1 of the bond face value upon redemption;

3) to have subject to technical availability an access to telephone network by way of entering into a contract on telephone service provision;

4) to have bonds redeemed before maturity in the following cases:

– change of the domicile of the owner of a paid-up package of bonds before the PSTN access was provided at the previous domicile and due to technical unavailability of the access provision at the new domicile;

- after bond sale on the OTC market, if the issuer determines that there is no technical possibility to ensure access to telephone network before maturity at the address indicated by the new bondholder.

Payments to bondholders in the event of the issuer liquidation shall be effected by a liquidation commission in the order of priority set forth by item 1 Article 64 of the Civil Code of the Russian Federation, viz.:

- ***the first priority is taken by individuals to whom the company under liquidation is liable for damages to life and health, by way of capitalization of regular payments;***
- ***the second priority is given to settlements with respect of severance pays and labor remunerations and authorship contracts;***
- ***the third priority is assigned to creditors' claims with respect of liabilities secured by pledge of property owned by the company under liquidation;***
- ***in the fourth place debts with respect of payments to budgetary and non-budgetary funds;***
- ***the fifth priority: settlements with other creditors according to the effective applicable law, including bond owners.***

Mandatory safe keeping of the bonds

No mandatory centralized custody of the bonds of the issue

Terms and arrangements for redemption and making bond income payments

Terms and arrangements for redemption of the bonds of the issue

Redemption of bonds:

Payments are made in cash or by bank transfers in Russian Rubles (RUR).

Terms and arrangements for redemption of the bonds

A bond owner shall file a written request for redemption not earlier than January 18, 2006 with the Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia.

Failure of a bond owner to file the request will not relieve the issuer from the obligation to redeem the

bonds.

At redemption the issuer shall make payment of the bond nominal value and a fixed income of 0.1% of the nominal value per bond.

Frequency of settlements with bond owners: one-time payment

Payments shall be effected within 30 days from filing of a redemption request by a bond owner with the issuer:

- ***in cash from cash office of Kursk subsidiary of the Company at: 8 Krasnaya Square, Kursk, 305000, Russia***
- ***by a bank transfer into a bank account (bank details shall be provided in the owner's redemption request).***

Bonds are redeemed by payments in the currency of the Russian Federation.

Redemption period of the bond issue:

Start date:

April 18, 2006

End date:

April 18, 2007

Redemption before maturity is possible.

The earliest day when redemption before maturity is possible: ***Redemption before maturity can be carried out by the issuer during the whole period before maturity, but not earlier than 7 days after state registration of the report on the results of the bond issue.***

Terms and arrangements of the redemption before maturity: ***Redemption before maturity is exercised in the following cases:***

- change of the domicile of the owner of a paid-up package of bonds before the PSTN access was provided at the previous domicile and due to technical unavailability of the access provision at the new domicile;

- after bond sale on the OTC market, if the issuer determines that there is no technical possibility to ensure access to telephone network before maturity at the address indicated by the new bondholder.

If bonds are redeemed before maturity the bond nominal value and a fixed income of 0.1% of the nominal value per bond shall be paid out.

Redemption before maturity shall be effected upon a bond owner written request filed with Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia

Yield of the bonds:

A bondholder is entitled to receive the nominal value and a fixed income of 0.1% of the bond face value upon redemption.

Each owner of at least 1 bond of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.

Technical availability to have a telephone set installed is determined by available switching capacity (free subscriber numbers) and transmission capacity in telephone cables scheduled for installation under placement of this bond issue.

The technical availability is to be identified by Kursk subsidiary of the Company at the issuer's expense within 5 days after filing a written request at the following addresses: 35 Kurskaya Street, Zheleznogorski area, Kursk region, 307130, Russia or 8 Krasnaya Square, Kursk, 305000, Russia

Terms of income payments on the bonds of the issue:

The nominal value and fixed income are paid at redemption;

a telephone set is installed subject to terms and conditions specified above.

Arrangements for making income payments on the bonds of the issue:

A contract for provision of a telephone service shall be entered into within 3 days after provision by the bond owner of the following documents:

- *passport or a document certifying ownership rights for a living quarters in Kursk city;*
- *statement of record from the securities accounting system certifying accounting book entry confirming at least 1 bond on the owner's account;*
- *statement of technical availability to provide an access to the telephone network.*

Telephone set installation shall be performed within 1 year from entering into a contract on provision of a telephone service.

Contracts on telephone service provision are to be concluded at the following addresses: 35 Kurskaya Street, Zheleznogorski area, Kursk region, 307130, Russia or 8 Krasnaya Square, Kursk, 305000, Russia

Information regarding performance of obligations on making payments on the bonds of the issue:

The issuer's obligations on making bond income payments are discharged.

Collateral for the bond issue: *No*

Additional material information on the issued securities:

The date of the actual registration of the securities is November 30, 2002. The report on the results of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

Type, series (class), form and other identification features of securities:

Type of securities: ***Bonds***

Series: ***7-K***

Type: ***interest-bearing***

Form of the securities: ***registered book-entry***

State registration number: ***4-09-00194-A***

Date of state registration: ***October 11, 2002***

Authority performing the state registration: ***FCSM of Russia***

State registration date of the report on the results of the issue: ***January 14, 2003***

Authority performing the state registration of the securities issue and report on the results of the securities issue: ***FCSM of Russia***

Quantity of securities of the issue: ***499***

Nominal value of each piece of the securities of the issue: RUR***1,500***

Total value of the issue (at par): RUR***748,500***

Mode of placement: ***conversion at reorganization***

Placement period: ***from November 30, 2002 through November 30, 2002***

Current status of the issue: ***placement completed***

Number of actually placed securities pursuant to the registered report on the results of the issue: ***499***

Market information on the issued bonds:

Restrictions on trading the bonds of this issue (if any):

No restrictions.

Market information on the issued bonds:

No trading in the securities of the issue on securities markets.

Period before maturity of the bond issue: ***November 30, 2002 through April 18, 2007***

Rights granted by each of issued securities:

1) to receive from the issuer the bond face value upon redemption;

2) to receive a fixed yield of 0.1 of the bond face value upon redemption;

3) to have subject to technical availability an access to telephone network by way of entering into a contract on telephone service provision;

4) to have bonds redeemed before maturity in the following cases:

– change of the domicile of the owner of a paid-up package of bonds before the PSTN access was provided at the previous domicile and due to technical unavailability of the access provision at the new domicile;

- after bond sale on the OTC market, if the issuer determines that there is no technical possibility to ensure access to telephone network before maturity at the address indicated by the new bondholder.

Payments to bondholders in the event of the issuer liquidation shall be effected by a liquidation commission in the order of priority set forth by item 1 Article 64 of the Civil Code of the Russian Federation, viz.:

- *the first priority is taken by individuals to whom the company under liquidation is liable for damages to life and health, by way of capitalization of regular payments;*
- *the second priority is given to settlements with respect of severance pays and labor remunerations and authorship contracts;*
- *the third priority is assigned to creditors' claims with respect of liabilities secured by pledge of property owned by the company under liquidation;*
- *in the fourth place debts with respect of payments to budgetary and non-budgetary funds;*
- *the fifth priority: settlements with other creditors according to the effective applicable law, including bond owners.*

Mandatory safe keeping of the bonds

No mandatory centralized custody of the bonds of the issue

Terms and arrangements for redemption and making bond income payments

Terms and arrangements for redemption of the bonds of the issue

Redemption of bonds:

Payments are made in cash or by bank transfers in Russian Rubles (RUR).

Terms and arrangements for redemption of the bonds

A bond owner shall file a written request for redemption not earlier than January 18, 2006 with the Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia.

Failure of a bond owner to file the request will not relieve the issuer from the obligation to redeem the bonds.

At redemption the issuer shall make payment of the bond nominal value and a fixed income of 0.1% of the nominal value per bond.

Frequency of settlements with bond owners: one-time payment

Payments shall be effected within 30 days from filing of a redemption request by a bond owner with the issuer:

- *in cash from cash office of Kursk subsidiary of the Company at: 8 Krasnaya Square, Kursk, 305000, Russia*
- *by a bank transfer into a bank account (bank details shall be provided in the owner's redemption request).*

Bonds are redeemed by payments in the currency of the Russian Federation.

Redemption period of the bond issue:

Start date:

April 18, 2006

End date:

April 18, 2007

Redemption before maturity is possible.

The earliest day when redemption before maturity is possible: ***Redemption before maturity can be carried out by the issuer during the whole period before maturity, but not earlier than 7 days after state registration of the report on the results of the bond issue.***

Terms and arrangements of the redemption before maturity: ***Redemption before maturity is exercised in the following cases:***

- change of the domicile of the owner of a paid-up package of bonds before the PSTN access was provided at the previous domicile and due to technical unavailability of the access provision at the new

domicile;

- after bond sale on the OTC market, if the issuer determines that there is no technical possibility to ensure access to telephone network before maturity at the address indicated by the new bondholder.
If bonds are redeemed before maturity the bond nominal value and a fixed income of 0.1% of the nominal value per bond shall be paid out.
Redemption before maturity shall be effected upon a bond owner written request filed with Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia

Yield of the bonds:

A bondholder is entitled to receive the nominal value and a fixed income of 0.1% of the bond face value upon redemption.
Each owner of at least 1 bond of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.

Technical availability to have a telephone set installed is determined by available switching capacity (free subscriber numbers) and transmission capacity in telephone cables scheduled for installation under placement of this bond issue.
The technical availability is to be identified by Kursk subsidiary of the Company at the issuer's expense within 5 days after filing a written request at the following addresses: 35 Kurskaya Street, Zheleznogorski area, Kursk region, 307130, Russia or 8 Krasnaya Square, Kursk, 305000, Russia

Terms of income payments on the bonds of the issue:

The nominal value and fixed income are paid at redemption;
a telephone set is installed subject to terms and conditions specified above.

Arrangements for making income payments on the bonds of the issue:

A contract for provision of a telephone service shall be entered into within 3 days after provision by the bond owner of the following documents:

- ***passport or a document certifying ownership rights for a living quarters in Kursk city;***
- ***statement of record from the securities accounting system certifying accounting book entry confirming at least 1 bond on the owner's account;***
- ***statement of technical availability to provide an access to the telephone network.***

Telephone set installation shall be performed within 1 year from entering into a contract on provision of a telephone service.

Contracts on telephone service provision are to be concluded at the following addresses: 35 Kurskaya Street, Zheleznogorski area, Kursk region, 307130, Russia or 8 Krasnaya Square, Kursk, 305000, Russia

Information regarding performance of obligations on making payments on the bonds of the issue:

The issuer's obligations on making bond income payments are discharged.

Collateral for the bond issue: *No*

Additional material information on the issued securities:

The date of the actual registration of the securities is November 30, 2002. The report on the results of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

Type, series (class), form and other identification features of securities:

Type of securities: ***Bonds***

Series: ***8-K***

Type: ***interest-bearing***

Form of the securities: ***registered book-entry***

State registration number: ***4-10-00194-A***

Date of state registration: ***October 11, 2002***

Authority performing the state registration: ***FCSM of Russia***

State registration date of the report on the results of the issue: ***January 14, 2003***

Authority performing the state registration of the securities issue and report on the results of the securities issue: ***FCSM of Russia***

Quantity of securities of the issue: ***500***

Nominal value of each piece of the securities of the issue: RUR***1,500***

Total value of the issue (at par): RUR***750,000***

Mode of placement: ***conversion at reorganization***

Placement period: ***from November 30, 2002 through November 30, 2002***

Current status of the issue: ***placement completed***

Number of actually placed securities pursuant to the registered report on the results of the issue: ***500***

Market information on the issued bonds:

Restrictions on trading the bonds of this issue (if any):

No restrictions.

Market information on the issued bonds:

No trading in the securities of the issue on securities markets.

Rights granted by each of issued securities.

A bondholder is entitled:

1) to receive from the issuer the bond face value upon redemption;

2) to receive a fixed yield of 0.1 of the bond face value upon redemption;

3) to have subject to technical availability an access to telephone network by way of entering into a contract on telephone service provision. The bondholder shall make payment with respect of the service rendered according to charges effective at the date of the service provision.

4) to have bonds redeemed before maturity in the following cases:

– change of the domicile of the owner of a paid-up package of bonds before the PSTN access was provided at the previous domicile and due to technical unavailability of the access provision at the new domicile;

- after bond sale on the OTC market, if the issuer determines that there is no technical possibility to ensure access to telephone network before maturity at the address indicated by the new bondholder.

Payments to bondholders in the event of the issuer liquidation shall be effected by a liquidation commission in the order of priority set forth by item 1 Article 64 of the Civil Code of the Russian Federation, viz.:

- ***the first priority is taken by individuals to whom the company under liquidation is liable for damages to life and health, by way of capitalization of regular payments;***
- ***the second priority is given to settlements with respect of severance pays and labor remunerations and authorship contracts;***
- ***the third priority is assigned to creditors' claims with respect of liabilities secured by pledge of property owned by the company under liquidation;***
- ***in the fourth place debts with respect of payments to budgetary and non-budgetary funds;***
- ***the fifth priority: settlements with other creditors according to the effective applicable law, including bond owners.***

Exercising rights granted by book-entry bonds of the Company shall be effective with respect to persons registered in the accounting system of the bondholders.

Mandatory safe keeping of the bonds

No mandatory centralized custody of the bonds of the issue

Terms and arrangements for redemption and making bond income payments

Terms and arrangements for redemption of the bonds of the issue

Redemption of bonds:

Payments are made in cash or by bank transfers in Russian Rubles (RUR).

Terms and arrangements for redemption of the bonds

A bond owner shall file a written request for redemption not earlier than August 31, 2007 with the Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia.

The issuer shall pay out the bond nominal value and a fixed income of 0.1% of the nominal value per bond.

Failure of a bond owner to file the request will not relieve the issuer from the obligation to redeem the bonds.

Payments shall be made during 30 days from filing a request by a bondholder for bond redemption, but no later then August 21, 2008.

Payments shall be made in the order of submitting applications.

Frequency of settlements with bond owners: one-time payment

Payments shall be effected within 30 days from filing of a redemption request by a bond owner with the issuer:

- ***in cash from cash office of Kursk subsidiary of the Company at: 8 Krasnaya Square, Kursk, 305000, Russia***
- ***by a bank transfer into a bank account (bank details shall be provided in the owner's redemption request).***

Bonds are redeemed by payments in the currency of the Russian Federation.

Redemption period of the bond issue:

Start date:

August 31, 2007

End date:

August 31, 2008

Redemption before maturity is possible.

The earliest day when redemption before maturity is possible: ***The first day upon expiry of 7 days after state registration of the report on the results of the bond issue.***

Terms and arrangements of the redemption before maturity: ***Redemption before maturity is exercised in the following cases:***

- change of the domicile of the owner of a paid-up package of bonds before the PSTN access was provided at the previous domicile and due to technical unavailability of the access provision at the new domicile;

- after bond sale on the OTC market, if the issuer determines that there is no technical possibility to ensure access to telephone network before maturity at the address indicated by the new bondholder.

If bonds are redeemed before maturity the bond nominal value and a fixed income of 0.1% of the nominal value per bond shall be paid out.

Yield of the bonds:

A bondholder is entitled to receive the nominal value and a fixed income of 0.1% of the bond face value upon redemption.

Each owner of at least 1 bond of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.

Technical availability to have a telephone set installed is determined by available switching capacity (free subscriber numbers) and transmission capacity in telephone cables scheduled for installation under placement of this bond issue.

The technical availability is to be identified by Kursk subsidiary of the Company at the issuer's expense within 5 days after filing a written request at the following addresses: 11 Chernyshevskogo Street, Kursk, 305016, Russia or 8 Krasnaya Square, Kursk, 305000, Russia

Terms of income payments on the bonds of the issue:

The nominal value and fixed income are paid at redemption;

a telephone set is installed subject to terms and conditions specified above.

Arrangements for making income payments on the bonds of the issue:

A contract for provision of a telephone service shall be entered into within 3 days after provision by the

bond owner of the following documents:

- ***passport or a document certifying ownership rights for a living quarters in Kursk city;***
- ***statement of record from the securities accounting system certifying accounting book entry confirming at least 1 bond on the owner's account;***
- ***statement of technical availability to provide an access to the telephone network.***

Telephone set installation shall be performed within 1 year from entering into a contract on provision of a telephone service.

Contracts on telephone service provision are to be concluded at the following addresses: 11 Chernyshevskogo Street, Kursk, 305016, Russia or 8 Krasnaya Square, Kursk, 305000, Russia

Information regarding performance of obligations on making payments on the bonds of the issue:

The issuer's obligations on making bond income payments are discharged.

Collateral for the bond issue: ***No***

Additional material information on the issued securities:

The date of the actual registration of the securities is November 30, 2002. The report on the results of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

Type, series (class), form and other identification features of securities:

Type of securities: ***Bonds***

Series: ***9-K***

Type: ***interest-bearing***

Form of the securities: ***registered book-entry***

State registration number: ***4-11-00194-A***

Date of state registration: ***October 11, 2002***

Authority performing the state registration: ***FCSM of Russia***

State registration date of the report on the results of the issue: ***January 14, 2003***

Authority performing the state registration of the securities issue and report on the results of the securities issue: ***FCSM of Russia***

Quantity of securities of the issue: ***50***

Nominal value of each piece of the securities of the issue: RUR***1,500***

Total value of the issue (at par): RUR***75,000***

Mode of placement: ***conversion at reorganization***

Placement period: ***from November 30, 2002 through November 30, 2002***

Current status of the issue: ***placement completed***

Number of actually placed securities pursuant to the registered report on the results of the issue: ***50***

Market information on the issued bonds:

Restrictions on trading the bonds of this issue (if any):

No restrictions.

Market information on the issued bonds:

No trading in the securities of the issue on securities markets.

Period before maturity of the bond issue: ***from November 30, 2002 through August 31, 2008***

Rights granted by each of issued securities:

A bondholder is entitled:

1) to receive from the issuer the bond face value upon redemption;

2) to receive a fixed yield of 0.1 of the bond face value upon redemption;

3) to have subject to technical availability an access to telephone network by way of entering into a contract on telephone service provision. The bondholder shall make payment with respect of the service rendered according to charges effective at the date of the service provision.

4) to have bonds redeemed before maturity in the following cases:

– change of the domicile of the owner of a paid-up package of bonds before the PSTN access was

provided at the previous domicile and due to technical unavailability of the access provision at the new domicile;

- after bond sale on the OTC market, if the issuer determines that there is no technical possibility to ensure access to telephone network before maturity at the address indicated by the new bondholder.

Payments to bondholders in the event of the issuer liquidation shall be effected by a liquidation commission in the order of priority set forth by item 1 Article 64 of the Civil Code of the Russian Federation, viz.:

- *the first priority is taken by individuals to whom the company under liquidation is liable for damages to life and health, by way of capitalization of regular payments;*
- *the second priority is given to settlements with respect of severance pays and labor remunerations and authorship contracts;*
- *the third priority is assigned to creditors' claims with respect of liabilities secured by pledge of property owned by the company under liquidation;*
- *in the fourth place debts with respect of payments to budgetary and non-budgetary funds;*
- *the fifth priority: settlements with other creditors according to the effective applicable law, including bond owners.*

Exercising rights granted by book-entry bonds of the Company shall be valid with respect to persons registered in the accounting system of the bondholders.

A bond owner is entitled to exercise other rights according to applicable law of the Russian Federation.

Mandatory safe keeping of the bonds

No mandatory centralized custody of the bonds of the issue

Terms and arrangements for redemption and making bond income payments

Terms and arrangements for redemption of the bonds of the issue

Redemption of bonds:

Payments are made in cash or by bank transfers in Russian Rubles (RUR).

Terms and arrangements for redemption of the bonds

A bond owner shall file a written request for redemption not earlier than August 31, 2007 with the Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia.

The issuer shall pay out the bond nominal value and a fixed income of 0.1% of the nominal value per bond.

Failure of a bond owner to file the request will not relieve the issuer from the obligation to redeem the bonds.

Payments shall be made during 30 days from filing a request by a bondholder for bond redemption, but no later then August 21, 2008.

Payments shall be made in the order of submitting applications.

Frequency of settlements with bond owners: one-time payment

Payments shall be effected within 30 days from filing of a redemption request by a bond owner with the issuer:

- *in cash from cash office of Kursk subsidiary of the Company at: 8 Krasnaya Square, Kursk, 305000, Russia*
- *by a bank transfer into a bank account (bank details shall be provided in the owner's redemption request).*

Bonds are redeemed by payments in the currency of the Russian Federation.

Redemption period of the bond issue:

Start date:

August 31, 2007

End date:

August 31, 2008

Redemption before maturity is possible.

The earliest day when redemption before maturity is possible: ***The first day upon expiry of 7 days after state registration of the report on the results of the bond issue.***

Terms and arrangements of the redemption before maturity: ***Redemption before maturity is exercised in the following cases:***

- change of the domicile of the owner of a paid-up package of bonds before the PSTN access was provided at the previous domicile and due to technical unavailability of the access provision at the new domicile;

- after bond sale on the OTC market, if the issuer determines that there is no technical possibility to ensure access to telephone network before maturity at the address indicated by the new bondholder.

If bonds are redeemed before maturity the bond nominal value and a fixed income of 0.1% of the nominal value per bond shall be paid out.

Yield of the bonds:

A bondholder is entitled to receive the nominal value and a fixed income of 0.1% of the bond face value upon redemption.

Each owner of at least 1 bond of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.

Technical availability to have a telephone set installed is determined by available switching capacity (free subscriber numbers) and transmission capacity in telephone cables scheduled for installation under placement of this bond issue.

The technical availability is to be identified by Kursk subsidiary of the Company at the issuer's expense within 5 days after filing a written request at the following addresses: 11 Chernyshevskogo Street, Kursk, 305016, Russia or 8 Krasnaya Square, Kursk, 305000, Russia

Terms of income payments on the bonds of the issue:

The nominal value and fixed income are paid at redemption;

a telephone set is installed subject to terms and conditions specified above.

Arrangements for making income payments on the bonds of the issue:

A contract for provision of a telephone service shall be entered into within 3 days after provision by the bond owner of the following documents:

- ***passport or a document certifying ownership rights (or other corporeal right) or right of rent for a living quarters in Kursk city;***
- ***statement of record from the securities accounting system certifying accounting book entry confirming at least 1 bond on the owner's account;***
- ***statement of technical availability to provide an access to the telephone network.***

Telephone set installation shall be performed within 1 year from entering into a contract on provision of a telephone service.

Contracts on telephone service provision are to be concluded at the following addresses: 11 Chernyshevskogo Street, Kursk, 305016, Russia or 8 Krasnaya Square, Kursk, 305000, Russia

Information regarding performance of obligations on making payments on the bonds of the issue:

The issuer's obligations on making bond income payments are discharged.

Collateral for the bond issue: ***No***

Additional material information on the issued securities:

The date of the actual registration of the securities is November 30, 2002. The report on the results of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

Type, series (class), form and other identification features of securities:

Type of securities: ***Bonds***

Series: ***10-K***

Type: ***interest-bearing***

Form of the securities: ***registered book-entry***

State registration number: ***4-12-00194-A***

Date of state registration: ***October 11, 2002***

Authority performing the state registration: ***FCSM of Russia***

State registration date of the report on the results of the issue: ***January 14, 2003***

Authority performing the state registration of the securities issue and report on the results of the securities issue: ***FCSM of Russia***

Quantity of securities of the issue: ***200***

Nominal value of each piece of the securities of the issue: RUR***1,500***

Total value of the issue (at par): RUR***300,000***

Mode of placement: ***conversion at reorganization***

Placement period: ***from November 30, 2002 through November 30, 2002***

Current status of the issue: ***placement completed***

Number of actually placed securities pursuant to the registered report on the results of the issue: ***200***

Market information on the issued bonds:

Restrictions on trading the bonds of this issue (if any):

No restrictions.

Market information on the issued bonds:

No trading in the securities of the issue on securities markets.

Period before maturity of the bond issue: ***from November 30, 2002 through August 31, 2008***

Rights granted by each of issued securities:

A bondholder is entitled:

1) to receive from the issuer the bond face value upon redemption;

2) to receive a fixed yield of 0.1% of the bond face value upon redemption;

3) to have subject to technical availability an access to telephone network by way of entering into a contract on telephone service provision. The bondholder shall make payment with respect of the service rendered according to charges effective at the date of the service provision.

4) to have bonds redeemed before maturity in the following cases:

– change of the domicile of the owner of a paid-up package of bonds before the PSTN access was provided at the previous domicile and due to technical unavailability of the access provision at the new domicile;

- after bond sale on the OTC market, if the issuer determines that there is no technical possibility to ensure access to telephone network before maturity at the address indicated by the new bondholder.

Payments to bondholders in the event of the issuer liquidation shall be effected by a liquidation commission in the order of priority set forth by item 1 Article 64 of the Civil Code of the Russian Federation, viz.:

- ***the first priority is taken by individuals to whom the company under liquidation is liable for damages to life and health, by way of capitalization of regular payments;***
- ***the second priority is given to settlements with respect of severance pays and labor remunerations and authorship contracts;***
- ***the third priority is assigned to creditors' claims with respect of liabilities secured by pledge of property owned by the company under liquidation;***
- ***in the fourth place debts with respect of payments to budgetary and non-budgetary funds;***
- ***the fifth priority: settlements with other creditors according to the effective applicable law, including bond owners.***

Exercising rights granted by book-entry bonds of the Company shall be effective with respect to persons registered in the accounting system of the bondholders.

Mandatory safe keeping of the bonds

No mandatory centralized custody of the bonds of the issue

Terms and arrangements for redemption and making bond income payments

Terms and arrangements for redemption of the bonds of the issue

Redemption of bonds:

Payments are made in cash or by bank transfers in Russian Rubles (RUR).

Terms and arrangements for redemption of the bonds

A bond owner shall file a written request for redemption not earlier than August 31, 2007 with the Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia.
The issuer shall pay out the bond nominal value and a fixed income of 0.1% of the nominal value per bond.
Failure of a bond owner to file the request will not relieve the issuer from the obligation to redeem the bonds.
Payments shall be made during 30 days from filing a request by a bondholder for bond redemption, but no later then August 21, 2008.
Payments shall be made in the order of submitting applications.
Frequency of settlements with bond owners: one-time payment
Payments shall be effected within 30 days from filing of a redemption request by a bond owner with the issuer:

- ***in cash from cash office of Kursk subsidiary of the Company at: 8 Krasnaya Square, Kursk, 305000, Russia***
- ***by a bank transfer into a bank account (bank details shall be provided in the owner's redemption request).***

Bonds are redeemed by payments in the currency of the Russian Federation.

Redemption period of the bond issue:

Start date:

August 31, 2007

End date:

August 31, 2008

Redemption before maturity is possible.

The earliest day when redemption before maturity is possible: ***The first day upon expiry of 7 days after state registration of the report on the results of the bond issue.***

Terms and arrangements of the redemption before maturity: ***Redemption before maturity is exercised in the following cases:***

- change of the domicile of the owner of a paid-up package of bonds before the PSTN access was provided at the previous domicile and due to technical unavailability of the access provision at the new domicile;

- after bond sale on the OTC market, if the issuer determines that there is no technical possibility to ensure access to telephone network before maturity at the address indicated by the new bondholder.
If bonds are redeemed before maturity the bond nominal value and a fixed income of 0.1% of the nominal value per bond shall be paid out.

Terms and arrangements for of income payments on the bonds of the issue

Yield of the bonds:

A bondholder is entitled to receive the nominal value and a fixed income of 0.1% of the bond face value upon redemption.
Each owner of at least 1 bond of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.

Technical availability to have a telephone set installed is determined by available switching capacity (free subscriber numbers) and transmission capacity in telephone cables scheduled for installation under placement of this bond issue.

Terms of income payments on the bonds of the issue:

A telephone set shall be installed within a year from execution of the contract on provision of telephone

service.

Arrangements for making income payments on the bonds of the issue:

The technical availability is to be identified by Kursk subsidiary of the Company at the issuer's expense within 5 days after filing a written request at the following addresses: 35 Kurskaya Street, Zheleznogorski area, Kursk region, 307130, Russia or 8 Krasnaya Square, Kursk, 305000, Russia

A contract for provision of a telephone service shall be entered into within 3 days after provision by the bond owner of the following documents:

- ***passport or a document certifying ownership rights (or other corporeal right) or right of rent for a living quarters in Kursk city;***
- ***statement of record from the securities accounting system certifying accounting book entry confirming at least 1 bond on the owner's account;***
- ***statement of technical availability to provide an access to the telephone network.***

Telephone set installation shall be performed within 1 year from entering into a contract on provision of a telephone service.

Contracts on telephone service provision are to be concluded at the following addresses: 35 Kurskaya Street, Zheleznogorski area, Kursk region, 307130, Russia or 8 Krasnaya Square, Kursk, 305000, Russia

Information regarding performance of obligations on making payments on the bonds of the issue:

The issuer's obligations on making bond income payments are discharged.

Collateral for the bond issue: *No*

Additional material information on the issued securities:

The date of the actual registration of the securities is November 30, 2002. The report on the results of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

Type, series (class), form and other identification features of securities:

Type of securities: ***Bonds***

Series: ***11-K***

Type: ***interest-bearing***

Form of the securities: ***registered book-entry***

State registration number: ***4-13-00194-A***

Date of state registration: ***October 11, 2002***

Authority performing the state registration: ***FCSM of Russia***

State registration date of the report on the results of the issue: ***January 14, 2003***

Authority performing the state registration of the securities issue and report on the results of the securities issue: ***FCSM of Russia***

Quantity of securities of the issue: ***500***

Nominal value of each piece of the securities of the issue: RUR***1,500***

Total value of the issue (at par): RUR***750,000***

Mode of placement: ***conversion at reorganization***

Placement period: ***from November 30, 2002 through November 30, 2002***

Current status of the issue: ***placement completed***

Number of actually placed securities pursuant to the registered report on the results of the issue: ***500***

Market information on the issued bonds:

Restrictions on trading the bonds of this issue (if any):

No restrictions.

Market information on the issued bonds:

No trading in the securities of the issue on securities markets.

Period before maturity of the bond issue: ***from November 30, 2002 through April 24, 2009***

Rights granted by each of issued securities:

A bondholder is entitled:

1) to receive from the issuer the bond face value upon redemption;

2) to receive a fixed yield of 0.2% of the bond face value upon redemption;

3) to have subject to technical availability an access to telephone network by way of entering into a contract on telephone service provision. The bondholder shall make payment with respect of the service rendered according to charges effective at the date of the service provision.

Payments to bondholders in the event of the issuer liquidation shall be effected by a liquidation commission in the order of priority set forth by item 1 Article 64 of the Civil Code of the Russian Federation, viz.:

- ***the first priority is taken by individuals to whom the company under liquidation is liable for damages to life and health, by way of capitalization of regular payments;***
- ***the second priority is given to settlements with respect of severance pays and labor remunerations and authorship contracts;***
- ***the third priority is assigned to creditors' claims with respect of liabilities secured by pledge of property owned by the company under liquidation;***
- ***in the fourth place debts with respect of payments to budgetary and non-budgetary funds;***
- ***the fifth priority: settlements with other creditors according to the effective applicable law, including bond owners.***

Exercising rights granted by book-entry bonds of the Company shall be effective with respect to persons registered in the accounting system of the bondholders.

Mandatory safe keeping of the bonds

No mandatory centralized custody of the bonds of the issue

Terms and arrangements for redemption and making bond income payments

Terms and arrangements for redemption of the bonds of the issue

Redemption of bonds:

Payments are made in cash or by bank transfers in Russian Rubles (RUR).

Terms and arrangements for redemption of the bonds

A bond owner shall file a written request for redemption not earlier than October 26, 2008 with the Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia.

The issuer shall pay out the bond nominal value and a fixed income of 0.2% of the nominal value per bond.

Failure of a bond owner to file the request will not relieve the issuer from the obligation to redeem the bonds.

Payments shall be made during 30 days from filing a request by a bondholder for bond redemption, but no later then April 26, 2009.

Payments shall be made in the order of submitting applications.

Frequency of settlements with bond owners: one-time payment

Payments shall be effected within 30 days from filing of a redemption request by a bond owner with the issuer:

- ***in cash from cash office of Kursk subsidiary of the Company at: 8 Krasnaya Square, Kursk, 305000, Russia***
- ***by a bank transfer into a bank account (bank details shall be provided in the owner's redemption request).***

Bonds are redeemed by payments in the currency of the Russian Federation.

Redemption period of the bond issue:

Start date:

October 26, 2008

End date:

April 26, 2009

Yield of the bonds:

A bondholder is entitled to receive the nominal value and a fixed income of 0.2% of the bond face value upon redemption.

Each owner of at least 1 bond of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.

Technical availability to have a telephone set installed is determined by available switching capacity (free subscriber numbers) and transmission capacity in telephone cables scheduled for installation under placement of this bond issue.

Terms of income payments on the bonds of the issue:

A telephone set shall be installed within a year from execution of the contract on provision of telephone service.

Arrangements for making income payments on the bonds of the issue:

The technical availability is to be identified by Kursk subsidiary of the Company at the issuer's expense within 5 days after filing a written request at the following addresses: 11 Chernyshevskogo Street, Kursk, 305016, Russia or 8 Krasnaya Square, Kursk, 305000, Russia

A contract for provision of a telephone service shall be entered into within 3 days after provision by the bond owner of the following documents:

- ***passport or a document certifying ownership rights for a living quarters in Kursk city;***
- ***statement of record from the securities accounting system certifying accounting book entry confirming at least 1 bond on the owner's account;***
- ***statement of technical availability to provide an access to the telephone network.***

Contracts on telephone service provision are to be concluded at the following addresses: 11 Chernyshevskogo Street, Kursk, 305016, Russia or 8 Krasnaya Square, Kursk, 305000, Russia, Russia or 8 Krasnaya Square, Kursk, 305000, Russia

Information regarding performance of obligations on making payments on the bonds of the issue:

The issuer's obligations on making bond income payments are discharged.

Collateral for the bond issue: ***No***

Additional material information on the issued securities:

The date of the actual registration of the securities is November 30, 2002. The report on the results of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

Type, series (class), form and other identification features of securities:

Type of securities: ***Bonds***

Series: ***2-И***

Type: ***interest-bearing***

Form of the securities: ***registered book-entry***

State registration number: ***4-15-00194-A***

Date of state registration: ***October 11, 2002***

Authority performing the state registration: ***FCSM of Russia***

State registration date of the report on the results of the issue: ***January 14, 2003***

Authority performing the state registration of the securities issue and report on the results of the securities issue: ***FCSM of Russia***

Quantity of securities of the issue: ***212,701***

Nominal value of each piece of the securities of the issue: RUR***50***

Total value of the issue (at par): RUR***200,000,000***

Mode of placement: ***conversion at reorganization***

Placement period: ***from November 30, 2002 through November 30, 2002***

Current status of the issue: ***placement completed***

Number of actually placed securities pursuant to the registered report on the results of the issue: *212,701*

Market information on the issued bonds:

Restrictions on trading the bonds of this issue (if any):

No restrictions.

Market information on the issued bonds:

No trading in the securities of the issue on securities markets.

Period before maturity of the bond issue: ***from November 30, 2002 through August 1, 2006***

Rights granted by each of issued securities.

A bondholder has a right to demand:
- to be paid the nominal value of the bonds within a year from maturity;
- payment of interest at 2 (two) % p.a. of the nominal value of the bonds upon expiry of each calendar year. The right to receive interest payment is granted to any bondholder registered in the register of holders of the bonds of the type in question as on January 1 of each year during the whole period before maturity.
A bondholder has the right:
- of bond redemption before maturity at par value in the currency of the Russian Federation subject to timely telephone set installation for him/her, but not before such installation takes place, to the amount not exceeding the installation fee for provision of an access to the local telephone network (installation of a terminal) effective at the installation date. The right may be exercised in the event that according the contract on provision of local telephone services being concluded a regular fee for provision of an access to the local telephone network according to the waiting list is payable. If the bondholder failed to exercise the right, i.e. paid the fee for provision of an access to the local telephone network in cash funds, the bonds owned by him/her shall remain in his/her possession to be redeemed at maturity;
- to sell acquired bonds on the OTC market at market price until maturity;
- to assign bonds to other domicile (subject to technical availability to be determined by the Company) before installation of a telephone set;
- restoration of the lost copy of bond purchase agreement and contract for provision of an access to the local telephone network pursuant to relevant application;
- to receive in the event of the Company liquidation the bond nominal value and accrued interest as set out by the Civil Code of the Russian Federation and after debts with respect to mandatory payments to budget and non-budget funds are repaid and taking into account the order of filing applications for redemption of bonds before maturity by their holders and other creditors in connection with other liabilities due to the Company liquidation.
A holder of a bond package valued (at par) to the amount equal to the approved fee charged for provision of an access to the local telephone network effective at the date of conclusion of a contract for sale-purchase of telephone bonds is entitled to have a telephone set installed bypassing the waiting list subject to contribution of funds to finance network development ensuring provision of an access to the local telephone network off the waiting list to the amount, at the time, at the premises, within time frame and according to terms and conditions specified by the bondholder in the relevant contract (subject to technical availability as determined by the Company). Upon sale of bonds the contract for provision of an access to the local telephone network shall be terminated.
The period before maturity is 7 (seven) years from the placement start date to redemption upon maturity start.
The redemption upon maturity period is one year from the redemption start day, or before maturity (subject to a telephone set installation), but not before the telephone set was installed.

Mandatory safe keeping of the bonds

No mandatory centralized custody of the bonds of the issue.

Terms and arrangements for redemption and making bond income payments

Terms and arrangements for redemption of the bonds of the issue

Redemption payments are made at the bond face value in the currency of the Russian Federation.

Terms and arrangements of the redemption:

Bond redemption shall be effected at par in the currency of the Russian Federation upon installation of a telephone set or at any time during the redemption period:

for individuals – subject to producing passport;
for legal entities - subject to duly executed application for bond redemption.

Redemption period:
start date:
August 1, 2005
end date:
August 1, 2006.

Redemption before maturity is possible.

Redemption before maturity is possible as of: ***Bond redemption before maturity shall be effected by the issuer during the whole period before maturity but not before the registration of the report on the results of the bond issue.***

Terms and arrangements of the redemption before maturity ***Bond redemption before maturity shall be effected upon conclusion of a contract on provision of local telephone service to the amount not exceeding the fee payable for provision of an access to the telephone network according to the waiting list.***

Terms and arrangements for income payments of the bonds

Yield of the bonds of the issue:

A bondholder has a right to demand:
- to be paid the nominal value of the bonds within a year from maturity;
- payment of interest at 2 (two) % p.a. of the nominal value of the bonds upon expiry of each calendar year. The right to receive interest payment is granted to any bondholder registered in the register of holders of the bonds of the type in question as on January 1 of each year during the whole period before maturity.

A holder of a bond package valued (at par) to the amount equal to the approved fee charged for provision of an access to the local telephone network effective at the date of conclusion of a contract for sale-purchase of telephone bonds is entitled to have a telephone set installed bypassing the waiting list subject to contribution of funds to finance network development ensuring provision of an access to the local telephone network off the waiting list to the amount, at the time, at the premises, within time frame and according to terms and conditions specified by the bondholder in the relevant contract (subject to technical availability as determined by the Company). Upon sale of bonds the contract for provision of an access to the local telephone network shall be terminated.

Terms of income payments on the bonds of the issue: ***Any bondholder recorded in the register of the holders of this type of bonds as on January 1st of each calendar year before maturity shall be entitled to receive interest payments.***

Arrangements for income payments on the bonds:
Bond redemption shall be effected at par in the currency of the Russian Federation upon installation of a telephone set or at any time during the redemption period:
for individuals – subject to producing passport;
for legal entities - subject to duly executed application for bond redemption.

Information regarding performance of obligations on making payments on the bonds of the issue:

The issuer's obligations on making bond income payments are discharged.

Security provided for the bond issue:

No security

Additional material information on the issued securities:

The date of the actual conversion of the bonds is November 30, 2002. The report on the results of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

Type, series (class), form and other identification features of securities:

Type of securities: ***Bonds***

Series: ***3-И***

Type: ***interest-bearing***

Form of the securities: ***registered book-entry***

State registration number: ***4-16-00194-A***

Date of state registration: ***October 11, 2002***

Authority performing the state registration: ***FCSM of Russia***

State registration date of the report on the results of the issue: ***January 14, 2003***

Authority performing the state registration of the securities issue and report on the results of the securities issue: ***FCSM of Russia***

Quantity of securities of the issue: ***350***

Nominal value of each piece of the securities of the issue: RUR***6,000***

Total value of the issue (at par): RUR***2,100,000***

Mode of placement: ***conversion at reorganization***

Placement period: ***from November 30, 2002 through November 30, 2002***

Current status of the issue: ***placement completed***

Number of actually placed securities pursuant to the registered report on the results of the issue: ***349***

Market information on the issued bonds:

Restrictions on trading the bonds of this issue (if any):

No restrictions.

No trading in the securities of the issue on securities markets.

Period before maturity of the bond issue: ***from November 30, 2002 through August 31, 2007***

Rights granted by each of issued securities.

A bondholder is entitled:

- ***to receive from the issuer the bond face value upon redemption;***
- ***to receive a fixed yield of 0.1% of the bond face value upon redemption;***
- ***to have subject to technical availability an access to telephone network through one subscriber line at addresses in Pustosh-Bor and p/o #14 in Ivanovo. The bondholder shall make payment with respect of the service rendered pursuant to a contract according to charges effective at the date of the service provision.***

Payments to bondholders in the event of the issuer liquidation shall be effected by a liquidation commission in the order of priority set forth by item 1 Article 64 of the Civil Code of the Russian Federation, viz.:

- ***the first priority is taken by individuals to whom the company under liquidation is liable for damages to life and health, by way of capitalization of regular payments;***
- ***- the second priority is given to settlements with respect of severance pays and labor remunerations employed under an employment contracts and authorship contracts;***
- ***third priority is assigned to creditors' claims with respect of liabilities secured by pledge of property owned by the company under liquidation;***
- ***in the fourth place debts with respect of payments to budgetary and non-budgetary funds;***
- ***the fifth priority: settlements with other creditors according to the effective applicable law, including bond owners.***

Exercising rights granted by book-entry bonds of the Company shall be valid with respect to persons registered in the accounting system of the bondholders.

Mandatory safe keeping of the bonds

No mandatory centralized custody of the bonds of the issue

Terms and arrangements for redemption and making bond income payments

Terms and arrangements for redemption of the bonds of the issue

Redemption of bonds

The issuer shall cancel the bonds by making payment of the nominal value and fixed interest of 0.1 % of the bond nominal value.

Terms and arrangements of the redemption:

Not earlier than July 1, 2007 a bond owner shall file with the issuer an application for redemption.

Failure of a bond owner to file an application for redemption shall not relieve the issuer from the

obligation to redeem the bonds.
Payments shall be made in the order of submitting applications.
Terms of payment to the bond owners: one-time payment.
Form of payment: cash funds, bank transfers.
Payments shall be made:
- in cash from the enterprise cash-offices,
- by bank transfers into a bank account.
Redemption period:
start date:
As of the day of requesting redemption filed with the issuer by a bond owner in the period from July 1, 2007 through August 31, 2007.
end date:
Payments shall be effected within 30 days from filing the application of redemption with the issuer by a bond owner.

Terms and arrangements for income payments of the bonds

Yield of the bonds of the issue:
A bondholder is entitled:

- *to receive from the issuer the bond face value upon redemption;*
- *to receive a fixed yield of 0.1% of the bond face value upon redemption;*
- *to have subject to technical availability an access to telephone network through one subscriber line at addresses in Pustosh-Bor and p/o #14 in Ivanovo. The bondholder shall make payment with respect of the service rendered pursuant to charges/rates effective at the date of the service provision.*

Arrangements for determination of a technical availability of providing access to telephone network and concluding a contract for rendering telephone service.

Technical availability of providing access to telephone network shall be determined within ten days from filing a request in writing by a bond owner at the following addresses:
-#1 – 159 Lezhnevskaya Street
#2 – 13 Lenina Prospect
#4 – 102 Kukonkovykh Street
#16 – 3 B. Khmelnitskogo Street
#25 – 11 Ermaka Street
#43 – 6 Svetlaya Street.
Technical availability of providing access to telephone network is defined by available switching capacity of subscriber numbers and telephone cable capacity scheduled for installation under the placement of this bond issue.
A contract for provision of a telephone service shall be entered into within 3 days after provision by the bond owner of the following documents:

- *passport or a document certifying ownership rights for a living quarters in Pustosh-Bor or p/o #14 in Ivanovo (for natural persons);*
  a document certifying ownership rights (other corporeal rights) or rights of renting for a living quarters in Pustosh-Bor or p/o #14 in Ivanovo (for legal entities);
- *a bondholder application for provision of access to telephone network;*
- *statement of record from the securities accounting system certifying accounting book entry confirming bonds on the owner's account;*
- *statement of technical availability to provide an access to the telephone network.*

Access to the telephone shall be provided within eighteen months from the date of execution of the contract for rendering telephone service.
Bond owners may file a request for determination of technical availability of providing access to telephone network and have bonds redeemed at the following addresses:
-#1 – 159 Lezhnevskaya Street
#2 – 13 Lenina Prospect

#4 – 102 Kukonkovykh Street
#16 – 3 B. Khmelnitskogo Street
#25 – 11 Ermaka Street
#43 – 6 Svetlaya Street.

Information regarding performance of obligations on making payments on the bonds of the issue:
The issuer's obligations on making bond income payments are discharged.
Security provided for the bond issue:
No security
Additional material information on the issued securities:
The date of the actual conversion of the bonds is November 30, 2002. The report on the results of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

Type, series (class), form and other identification features of securities:
Type of securities: ***Bonds***
Series: ***4-И***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
State registration number: ***4-17-00194-A***
Date of state registration: ***October 11, 2002***
Authority performing the state registration: ***FCSM of Russia***
State registration date of the report on the results of the issue: ***January 14, 2003***
Authority performing the state registration of the securities issue and report on the results of the securities issue: ***FCSM of Russia***
Quantity of securities of the issue: ***69***
Nominal value of each piece of the securities of the issue: RUR***4,000***
Total value of the issue (at par): RUR***276,000***
Mode of placement: ***conversion at reorganization***
Placement period: ***from November 30, 2002 through November 30, 2002***
Current status of the issue: ***placement completed***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***68***
Market information on the issued bonds:
Restrictions on trading the bonds of this issue (if any):
No restrictions.
Market information on the issued bonds:
No trading in the securities of the issue on securities markets.
Period before maturity of the bond issue: ***from November 30, 2002 through September 30, 2007***
Rights granted by each of issued securities
A bond grants the following rights:

- ***to receive from the Company the nominal value of the bonds upon redemption;***
- ***to receive a fixed income of 0.1% of the bond face value upon redemption***
- ***to have subject to technical availability an access to telephone network through one subscriber line at addresses in localities of the Ivanovo region, Kolyanovo, Zhukovo, or townhouse settlement Ignatovo-2. The bondholder shall make payment with respect of the service rendered pursuant to a contract according to charges effective at the date of the service provision.***

Payments to bondholders in the event of the issuer liquidation shall be effected by a liquidation commission in the order of priority set forth by item 1 Article 64 of the Civil Code of the Russian Federation, viz.:

- ***the first priority is taken by individuals to whom the company under liquidation is liable for damages to life and health, by way of capitalization of regular payments;***
- ***- the second priority is given to settlements with respect of severance pays and labor***

remunerations employed under an employment contracts and authorship contracts;
- *third priority is assigned to creditors' claims with respect of liabilities secured by pledge of property owned by the company under liquidation;*
- *in the fourth place debts with respect of payments to budgetary and non-budgetary funds;*
- *the fifth priority: settlements with other creditors according to the effective applicable law, including bond owners.*

Exercising rights granted by book-entry bonds of the Company shall be valid with respect to persons registered in the accounting system of the bondholders.

Mandatory safe keeping of the bonds
No mandatory centralized custody of the bonds of the issue

Terms and arrangements for redemption and making bond income payments

Form of redemption of the bonds of the issue
The issuer shall cancel the bonds by making payments of the nominal value of the bonds upon and interest of 0.1% of the bond face value upon redemption.
Terms and arrangements for redemption of the bonds of the issue

Not earlier than July 1, 2007 a bondholder shall file a redemption request with the Company at the following addresses:
#1 – 159 Lezhnevskaya Street
#2 – 13 Lenina Prospect
#4 – 102 Kukonkovykh Street
#16 – 3 B. Khmelnitskogo Street
#25 – 11 Ermaka Street
#43 – 6 Svetlaya Street.
The issuer shall cancel the bonds by making payments of the nominal value of the bonds upon and interest of 0.1% of the bond face value upon redemption.
Failure of a bond owner to file the request will not relieve the issuer from the obligation to redeem the bonds.
Payments shall be effected within 30 days from filing the application of redemption with the issuer by a bond owner in the order of receiving applications.
Frequency of settlements with bond owners: one-time payment
Payments shall be effected:
- *in cash from cash office of the enterprise;*
- *by a bank transfer into a bank account.*

Redemption period for the bonds of the issue:
start date:
July 1, 2007
end date:
September 30, 2007

Terms and arrangements for income payments on the bonds of the issue:
Bond income
A bond owner is entitled:
- *to receive from the Company the nominal value of the bonds upon redemption;*
- *to receive a fixed income of 0.1% of the bond face value upon redemption*
- *to have subject to technical availability an access to telephone network through one subscriber line at addresses in localities of the Ivanovo region, Kolyanovo, Zhukovo, or townhouse settlement Ignatovo-2.*

Terms of income payments:

Income is paid upon redemption (redemption before maturity) of bonds.

Arrangements of income payments:

Technical availability of providing access to telephone network shall be determined within ten days from filing a request in writing by a bond owner at the following addresses:

-#1 – 159 Lezhnevskaya Street

#2 – 13 Lenina Prospect

#4 – 102 Kukonkovykh Street

#16 – 3 B. Khmelnitskogo Street

#25 – 11 Ermaka Street

#43 – 6 Svetlaya Street.

Technical availability of providing access to telephone network is defined by available switching capacity of subscriber numbers and telephone cable capacity scheduled for installation under the placement of this bond issue.

A contract for provision of a telephone service shall be entered into within 3 days after provision by the bond owner of the following documents:

- ***passport or a document certifying ownership rights for a living quarters in localities of the Ivanovo region, Kolyanovo, Zhukovo, or townhouse settlement Ignatovo-2 (for natural persons); a document certifying ownership rights (other corporeal rights) or rights of renting real estate in localities of the Ivanovo region, Kolyanovo, Zhukovo, or townhouse settlement Ignatovo-2 (for legal entities);***
- ***a bondholder application for provision of access to telephone network;***
- ***statement of record from the securities accounting system certifying accounting book entry confirming bonds on the owner's account;***
- ***statement of technical availability to provide an access to the telephone network.***

Access to the telephone shall be provided within eighteen months from the date of execution of the contract for rendering telephone service.

Information regarding performance of obligations on making payments on the bonds of the issue:

The issuer's obligations on making bond income payments are discharged.

No redemption before maturity.

Security provided for the bond issue:

No security

Additional material information on the issued securities:

The date of the actual conversion of the bonds is November 30, 2002. The report on the results of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

Type, series (class), form and other identification features of securities:

documented interest-bearing non-convertible bearer bonds

Series: ***03***

State registration number: ***4-18-00194-A***

Date of the issue state registration: ***August 1, 2003***

State registration date of the report on the results of the issue: ***October 14, 2003***

Authority performing the state registration of the securities issue and report on the results of the securities issue: ***FCSM of Russia***

Quantity of securities of the issue: ***2,000,000***

Nominal value of each piece of the securities of the issue: RUR***1,000***

Total value of the issue (at par): RUR***2,000,000,000***

Mode of placement: ***public subscription***

Actual placement duration: *from September 16, 2003 through September 17, 2003*

Current status of the issue: *placement completed*

Number of actually placed securities pursuant to the registered report on the results of the issue: ***2,000,000***

Rights granted by each piece of the issued securities

A bondholder is entitled to receive upon the bond redemption the nominal value of the bond as specified in item 57.4 of the Prospectus of the bond issue and item 4 of the Decision on the bond issue.

A bondholder is entitled to receive a fixed percentage of the bond nominal value (coupon), calculated as specified in item 57.11 of the Prospectus of the bond issue and item 8.3 of the Decision on the bond issue.

In the event of the issuer liquidation a bondholder is entitled to receive the nominal value of the bond in the priority order set out Article 64 of the Civil Code of the Russian Federation.
A bondholder is entitled to freely sell or otherwise dispose of his/her bonds.
A bondholder is entitled to exercise other rights granted by the law of the Russian Federation.
In the event that the issuer refuses to fulfill its obligations related to the bonds, holders or assigned holders of bonds are entitled to demand fulfillment of the obligations by the entity which provided collateral for the bond issue.
The entity which provided collateral for the bond issue is Limited Liability Company Bassian invest
Address: 4/10 Sadovaya Triumphalnaya Street, Moscow, 103009, Russia
Mailing address: 4/10 Sadovaya Triumphalnaya Street, Moscow, 103009, Russia
Taxpayer Identification Number (INN): 7710838686
Mandatory safe keeping of the bonds.

Mandatory central custody of the bonds of the issue

The depositary performing safekeeping:

Full name of the custodian: ***Not-for-profit partnership National Depositary Center***

Abbreviated name: ***NDC***

Address: ***1/13 Sredni Kislovski Per., building 4, Moscow, 125009, Russia***

Mailing address: ***1/13 Sredni Kislovski Per., building 4, Moscow, 125009, Russia***

INN: ***7706131216***

Telephone: ***(+7 095) 956-27-89, 956-27-90***

License No: ***177-03431-000100***

Date of issue: ***December 4, 2000***

Valid till: ***no expiry limit***

License issuing authority: ***FCSM of Russia***

Bonds are issued in a documented form by execution of a bond certificate for the whole issue to be kept centrally at Not-for-profit partnership National Depositary Center ("NDC") and not to be handed over to bondholders. Records of transactions involving the bonds are entered by Not-for-profit partnership National Depositary Center centrally keeping the bond certificate, and by depositaries in the capacity of a depositor with respect to the Center (collectively "the depositaries").
Rights related to bonds kept and/or recorded by the depositaries are deemed transferred as of the moment of entering by depositaries of a relevant record on the customer's deposit account.
Upon the bond redemption bond certificates are withdrawn from custody and cancelled.
Depositary must conduct transactions involving he customers' securities only upon an order of these customers or duly authorized representatives thereof, including account trustees, and in timelines set out by the deposit agreement, concluded by and between the bondholder and NDC or other depositary – depositor of NDC ("the deposit agreement"). A depositary shall make records on the customer depo account only subject to availability of documents serving as a legal basis for making such entries according to applicable effective legislation, other regulations and statutes. A basis for making records an a customer's depo account is provided by:
- the order of customer or duly authorized by him person, including account trustee, meeting the requirements stated in the deposit agreement;
in the event of transfer of ownership rights for securities resulting not from civil legal deals – documents confirming the transfer of ownership rights fore the securities in accordance with applicable law and other regulatory legal acts.
Depositaries shall register any lien of a customer's securities by pledge and other third party rights as

provided for in the deposit agreement and Russian Law.

The rights on the securities kept by and/or being accounted for in a depositary are deemed transferred as of the moment of making the relevant record on the customer's depo account. Nevertheless, if the relevant record is missing from the customer's depo account the affected person is not deprived of the possibility to prove his/her rights for the securities in question based on other evidence.

In order to exercise a customer's rights for his/her securities the depositary shall:
undertake all measures as provided for by Federal Laws and other legal acts to protect rights of a bona fide purchaser on the owned by him securities and to prevent any seizure of securities owned by a bona fide purchaser.
To ensure transfer upon a customer's order and pursuant to the deposit agreement of securities to depo accounts specified by the customer both with the depositary in question and other depositary.

Upon cancellation of the bonds of the issue by the issuer the Depositary shall:
- write off the bonds from depo accounts;
- remove the bond certificate from custody and cancel it.

Terms and conditions of redemption of the issued securities

Redemption payments of the issued bonds are made by remittance in Russian Roubles.

Terms and conditions of redemption of the issued bonds including redemption period.

Bond redemption shall be executed by a payment agent upon the issuer's order ("the payment agent"), the functions being performed by:

Joint-Stock Commercial Bank Moscow Business World (Moskovski Delovoy Mir) (Public Joint-Stock Company),
abbreviated corporate name of the organization: MDM-Bank LLC
address: 33 Kotelnicheskaya Embankment, building 1, Moscow, 115172, Russia
mailing address: 33 Kotelnicheskaya Embankment, building 1, Moscow, 115172, Russia

The issuer is entitled to appoint additional payment agents and cancel such appointments of agents. An official announcement of the said appointments shall be published by the issuer at least 10 (ten) business days before such appointments or cancellations take effect in the dailies Vedomosti and/or Izvestiya.

If the redemption day falls on a holiday no matter whether a public holiday or no-business day for settlement transactions the payment of the due amount shall be effected on the first business day following the holiday. A bond owner shall be not entitled to claim interest accrued or any other compensation for such delayed payment.

Bonds are redeemed at par.

Redemption and income payments on the bonds are made in the local currency of the Russian Federation by bank transfer in favor of the bonds owners

It is presumed that nominal holders – depositors of NDC are authorized to receive bond redemption amounts. An NDC depositor and/or other person not authorized by its customers to receive bond redemption amounts not later than on the 3 (third) business before the date set for bond redemption shall submit to NDC a list of bond owners containing all necessary details as specified in the List of holders and/or nominal holders of the Bonds.

Bond redemption is effected in favor of bond owners who are owners as on the end of NDC business transacting day preceding the 6 (sixth) business day before the bond redemption date (bondholders record date).

Performance of the obligations toward a bond owner listed in the list of owners and/or nominal holders of bonds is deemed appropriate, including the situation where bonds were reassigned (alienated) after the bondholders record date.

Not later than on the 2 (second) business day before the bond redemption date NDC Depositary shall provide the Issuer and/or its payment agent a list of the bonds owners and/or nominal holders as finalized on the bond owners and/or holders record date. The list shall contain the following data:

a) the full name of the person authorized to receive bond redemption amounts. If bonds are assigned by

the owner to a nominal holder, and the latter is authorized to receive bond redemption amounts, the nominal holder's full name shall be listed.

If bonds were not assigned to a nominal holder and/or the nominal holders is not authorized by the bond owner to receive bond redemption amounts, the bond owner's full name shall be listed (name-surname in the case of an individual);

b) number of bonds as stated on the owner's depo account or inter-depositary account of the nominal bondholder authorized to receive bond redemption amounts;

c) the location and postal address of the person authorized to receive bond redemption amounts;

d) the bank details of the person authorized to receive bond redemption amounts:

- *account number;*
- *the name of the bank with which the account is opened;*
- *the holder's individual taxpayer number;*
- *correspondent bank account number;*
- *bank identification number of the holder's bank.*

e) Taxpayer Identification Number of the person authorized to receive bond redemption amounts;

f) tax status of the person the person authorized to receive bond redemption amounts (resident, non-resident with a permanent representative office in the Russian Federation, non-resident without a permanent representative office in the Russian Federation, etc.)

Bond owners, their duly authorized persons, including NDC depositors are responsible for timely and accurate provision of bank details to NDC. If the information is not available or provided to NDC after time, such obligations are performed toward the person who filed the request to perform the obligation and recognized as a bond owner as on the date of filing the request. The issuer shall perform obligations under the bond issue based on NDC data.

Not later than on the 2 (second) business day before bond redemption the Issuer shall remit the necessary amounts to the payment agent. Based on the list of bond owners and/or nominal holders, provided by NDC, the payment agent calculates the amounts payable to each person listed in the list of bond owners and/or nominal holders.

At the bond redemption date the payment agent shall remit as required the necessary funds into accounts of persons authorized to receive bond redemption amounts listed in the list of bond owners and/or nominal holders.

In the event that one person is authorized to receive bond redemption amounts by several bond owners the person in question shall receive the total amount without breakdown on each of the authorizing bondholders.

The redemption period of the issued bonds:

The start date:

The 1095th(one thousand and ninety fifth) day as of the bond placement start date.

The end date:

The start and end of the bond redemption period coincide.

Calculation of income payable on each bond.

Coupon (interest) period		*Coupon (interest) amount*
Start date	*End date*	

1. Coupon. 1 First coupon interest rate is set at an auction among potential buyers of bonds on the first day of the initial bond placement. On the auction day setting the first coupon interest rate Members of the section shall file application using MICEX trading system both on behalf and at the expense of themselves and their customers. The time for filing applications at auction for setting interest rate of the first coupon attached to the bonds shall be decided on by MICEX upon agreement with the issuer and the underwriters. Applications for buying bonds by members of the section shall be filed with one of the underwriters, specifying the following material items:

a.1) Purchase price - 100 % of the nominal value;

a.2) Quantity of bonds that the potential buyer be prepared to purchase should the Issuer set he first coupon interest rate higher or equal to the rate indicated in the application as an acceptable interest rate.

a.3) An acceptable for the investor the first coupon interest rate. By "the acceptable interest rate" is meant

the rate if declared by the issuer would make the potential buyer willing to purchase the number of bonds identified in the application at par. The value of the acceptable interest rate should be indicated per annum with accuracy of one hundredth of a percent.

Funds shall be allocated to ensure full payment of the bonds as specified in the application, taking into account MICEX commissions.

Application non-compliant with one of the requirements of items a.1-a.3, and those failing to allocate sufficient funds will not be admitted for participation in the auction for setting the interest rate.

Upon expiry of the period for filing application for the auction to set the first coupon interest rate MICEX shall compile the list of entered applications, filed with each underwriter, and submit them to the issuer and underwriters. The latter based on the lists of applications submitted by MICEX compile the final consolidated list of applications.

Based on the review of the consolidated list of the applications filed for the auction the issuer make a decision on the value of the first coupon interest rate and advice of it the underwriters and MICEX.

Underwriters publish notice of the first coupon interest rate through MICEX trading system by e-mailing all section members.

Start date of the first coupon period is the bond placement start date	*The first coupon period end date is 183rd (one hundred and eighty third) day from the bond placement start date*	*Amount payable on the first coupon per bond is expressed by the following formula:* *K(1)= C(1) * N * (T(1) - T(0))/ 365/ 100 %,* *where* *K(1) – amount payable on the second coupon per bond, RUR;* *N - the bond's nominal value, RUR;* *C(1) – the second coupon interest rate, % p.a.;* *T(0) – the first coupon period start date;* *T(1) – the first coupon period end date* *Amount payable on each coupon per bond is determined with accuracy of 1 copeck (figures are rounded off according to rules of mathematics, meaning, that the quantity of copecks remains the same if the next less significant digit is less than 5, and is increased by 1, if the next digit is from 5 through 9 inclusive).*

2. Coupon: 2 Interest rate of the second coupon is equal to the first coupon interest rate.

The second coupon period start date is the 183rd (one hundred and eighty third) day from the bond placement start date.	*The second coupon period end date is the 366th (three hundred and sixty sixth) day from the bond placement start date.*	*Amount payable on the second coupon per bond is expressed by the following formula:* *K(2)= C(2) * N * (T(2) - T(1))/ 365/ 100 %,* *where* *K(2) - amount payable on the second coupon per bond, RUR;* *N - the bond's nominal value, RUR;* *C(2) - the second coupon interest rate, % p.a.;* *T(1) –the second coupon period start date;* *T(2) – the second coupon period end date* *Amount payable on each coupon per bond is determined with accuracy of 1 copeck (figures are rounded off according to rules of mathematics, meaning, that the quantity of copecks remains the same if the next less significant digit is less than 5, and is increased by 1, if the next digit is from 5 through 9 inclusive).*

3. Coupon: 3 Interest rate of the third coupon is equal to the first coupon interest rate.

The third coupon period start date is the 366th (three hundred and sixty sixth) day from the bond	*The third coupon period end date is 549th (five hundred and forty ninth day) day from the bond*	*Amount payable on the third coupon per bond is expressed by the following formula:* *K(3)= C(3) * N * (T(3) - T(2))/ 365/ 100 %,* *where* *K(3) - amount payable on the third coupon per*

placement start date.	placement start date.	bond, RUR; N - the bond's nominal value, RUR; C(3) - the third coupon interest rate, % p.a.; T(2) – the third coupon period start date; T(3) – the third coupon period end date Amount payable on each coupon per bond is determined with accuracy of 1 copeck (figures are rounded off according to rules of mathematics, meaning, that the quantity of copecks remains the same if the next less significant digit is less than 5, and is increased by 1, if the next digit is from 5 through 9 inclusive).

4. Coupon: 4 Interest rate of the fourth coupon is equal to the first coupon interest rate.

The fourth coupon period start date is the 549th (five hundred and forty ninth day) day from the bond placement start date.	The fourth coupon period end date is the 731st (seven hundred and thirty first) day from the bond placement start date.	Amount payable on the fourth coupon per bond is expressed by the following formula: K(4)= C(4) * N * (T(4) - T(3))/ 365/ 100 %, where K(4) - amount payable on the fourth coupon per bond, RUR; N - the bond's nominal value, RUR; C(4) - the fourth coupon interest rate, % p.a.; T(3) – the fourth coupon period start date; T(4) – the fourth coupon period end date Amount payable on each coupon per bond is determined with accuracy of 1 copeck (figures are rounded off according to rules of mathematics, meaning, that the quantity of copecks remains the same if the next less significant digit is less than 5, and is increased by 1, if the next digit is from 5 through 9 inclusive).

5. Coupon: 5 Interest rate of the fifth coupon is equal to the first coupon interest rate.

The fifth coupon period start date is the 731st (seven hundred and thirty first) day from the bond placement start date.	The fifth coupon period end date is the 913th (nine hundred and thirteenth) day from the bond placement start date.	Amount payable on the fifth coupon per bond is expressed by the following formula: K(5)= C(5) * N * (T(5) - T(4))/ 365/ 100 %, where K(5) - amount payable on the fifth coupon per bond, RUR; N - the bond's nominal value, RUR; C(5) - the fifth coupon interest rate, % p.a.; T(4) – the fifth coupon period start date; T(5) – the fifth coupon period end date Amount payable on each coupon per bond is determined with accuracy of 1 copeck (figures are rounded off according to rules of mathematics, meaning, that the quantity of copecks remains the same if the next less significant digit is less than 5, and is increased by 1, if the next digit is from 5 through 9 inclusive).

6. Coupon: 6 Interest rate of the sixth coupon is equal to the first coupon interest rate.

The sixth coupon period start date is the 913th (nine hundred and thirteenth) day from the bond placement start date.	The sixth coupon period end date is 1095th (one thousand and ninety fifth) day from the bond placement start	Amount payable on the sixth coupon per bond is expressed by the following formula: K(6)= C(6) * N * (T(6) - T(5))/ 365/ 100 %, where K(6) - amount payable on the sixth coupon per bond, RUR;

	date.	***N - the bond's nominal value, RUR;*** ***C(6) - the sixth coupon interest rate, % p.a.;*** ***T(5) – the sixth coupon period start date;*** ***T(6) – the sixth coupon period end date*** ***Amount payable on each coupon per bond is determined with accuracy of 1 copeck (figures are rounded off according to rules of mathematics, meaning, that the quantity of copecks remains the same if the next less significant digit is less than 5, and is increased by 1, if the next digit is from 5 through 9 inclusive).***

The coupon interest rate is determined at the auction on the placement day to equal to 12.35% p.a. and remains the same for all subsequent coupons. The procedure to determine the coupon interest rate is described above according to item 8.3 of the Decision on the bond issue.

Terms and conditions of making payments of the income on bonds, including time and procedure of making coupon payments for each coupon.

Coupon (interest accrual) period		***Payment date of the coupon (interest)***	***Record date (finalizing the list of bond owners entitled to be paid the coupon (interest)).***
Start date	***End date***		

1. Coupon: 1

Start date of the first coupon period is the bond placement start date	***The first coupon period end date is 183rd (one hundred and eighty third) day from the bond placement start date***	***The first coupon payment date is 183rd (one hundred and eighty third) day from the bond placement start date*** ***If the coupon payment date is a public holiday, whether a state public holiday or a non-operational day for making settlements, the payment of the payable amount shall be effected on the first business day following the holiday. A bond owner is not entitled to seek interest accrual or any other compensation for such delayed payment.***	***- Income payments on bonds shall be made in favor of the bond owners who own bonds as at the close of business of NDC on the day, preceding the 6 (sixth) business day before the income payment day (henceforth the "record day" to finalize the list of bond owners and/or assigned holders of bonds for the purpose of making income payments). Trading in the bonds on MICEX shall be suspended on the day following the record day for each coupon, and resumed on the payment day of the relevant coupon. The last day of trading in the bonds on MICEX shall be the record day to finalize the list of bond owners and/or assigned holders of bonds for payment of the last coupon of this bond issue.***

Payment procedure for coupon (interest) payments:

Income payments due on the bonds of the issue on all coupons are made in the currency of the Russian Federation by remittances to NDC depositors. A bond owner who is not an NDC depositor, is entitled to authorize a bond owner – NDC depositor to receive amounts payable in the respect of bond income. Income payments on bonds shall be made in favor of the bond owners who own bonds as at the close of business of NDC on the day, preceding the 6 (sixth) business day before the income payment day (henceforth the "record day" to finalize the list of bondholders). Performance of the obligations toward a bond owner listed in the list of bond owners is deemed appropriate, including the situation where bonds were reassigned (alienated) after the bond owners record date.

Not later than 3 (three) business days before the bond income payment date NDC shall provide the Issuer and/or its payment agent a list of the bondholders as finalized on the bondholders record date. The list shall contain the following data:

a) the full name of the bondholder;

b) number of bonds as stated on the depo accounts of the relevant bondholder;

c) the location and postal address of the bondholder;

g) the bank details of the bondholder:

- *account number of the bondholder;*
- *the name of the bank with which the account is opened;*
- *the holder's Individual Taxpayer Number (INN);*
- *correspondent bank account number;*
- *bank identification number of the holder's bank.*

h) tax status of the NDC depositor (resident, non-resident with a permanent representative office in the Russian Federation, non-resident without a permanent representative office in the Russian Federation, etc.)

A bondholder is responsible for timely and accurate provision of bank details to NDC. If the information is not available or provided to NDC after time, such obligations are performed toward the person who filed the request to perform the obligation and recognized as a bond owner as on the date of filing the request. The issuer shall perform obligations under the bond issue based on NDC data.

Not later than 2 (two) days before bond income payment date the Issuer shall remit the necessary amounts to the payment agent.

Based on the list of bondholders, provided by NDC, the payment agent calculates the amounts payable to each bondholder authorized to receive bond income payments.

On the bond income payment day the payment agent shall remit as required the necessary funds into accounts of bondholders in favor of the bond owners.

In the event that one person is authorized to receive bond income payments by several bond owners the person in question shall receive the total amount without breakdown on each of the authorizing bondholders.

If the redemption day is a public holiday, whether a state public holiday or a non-operational day for making settlements, the payment of the payable amount shall be effected on the first business day following the holiday. A bond owner is not entitled to seek interest accrual or any other compensation for such delayed payment.

2. Coupon: 2

The second coupon period start date is the 183rd (one hundred and eighty third) day from the bond placement start date.	*The second coupon period end date is the 366th (three hundred and sixty sixth) day from the bond placement start date.*	*The second coupon payment date is the 366th (three hundred and sixty sixth) day from the bond placement start date. If the coupon payment date is a public holiday, whether a state public holiday or a non-operational day for*	*- Income payments on bonds shall be made in favor of the bond owners who own bonds as at the close of business of NDC on the day, preceding the 6 (sixth) business day before the income payment day (henceforth the "record*

		making settlements, the payment of the payable amount shall be effected on the first business day following the holiday. A bond owner is not entitled to seek interest accrual or any other compensation for such delayed payment.	*day" to finalize the list of bond owners and/or assigned holders of bonds for the purpose of making income payments). Trading in the bonds on MICEX shall be suspended on the day following the record day for each coupon, and resumed on the payment day of the relevant coupon. The last day of trading in the bonds on MICEX shall be the record day to finalize the list of bond owners and/or assigned holders of bonds for payment of the last coupon of this bond issue.*
Coupon (interest) payment procedure: ***Payments of bond coupon on the second coupon is the same as for the first coupon payment as described above.***			

3. Coupon: 3

The third coupon period start date is the 366th (three hundred and sixty sixth) day from the bond placement start date.	***The third coupon period end date is 549th (five hundred and forty ninth day) day from the bond placement start date.***	***The third coupon payment date is 549th (five hundred and forty ninth day) day from the bond placement start date. If the coupon payment date is a public holiday, whether a state public holiday or a non-operational day for making settlements, the payment of the payable amount shall be effected on the first business day following the holiday. A bond owner is not entitled to seek interest accrual or any other compensation for such delayed payment***	***- Income payments on bonds shall be made in favor of the bond owners who own bonds as at the close of business of NDC on the day, preceding the 6 (sixth) business day before the income payment day (henceforth the "record day" to finalize the list of bond owners and/or assigned holders of bonds for the purpose of making income payments). Trading in the bonds on MICEX shall be suspended on the day following the record day for each coupon, and resumed on the payment day of the relevant coupon. The last day of trading in the bonds on MICEX shall be the record day to finalize the list of bond owners and/or assigned holders of bonds for payment of the last***

			coupon of this bond issue.
Coupon (interest) payment procedure: ***Payments of bond coupon on the third coupon is the same as for the first coupon payment as described above.***			

4. Coupon: 4

The fourth coupon period start date is the 549th (five hundred and forty ninth day) day from the bond placement start date.	***The fourth coupon period end date is the 731st (seven hundred and thirty first) day from the bond placement start date.***	***The fourth coupon payment date is the 731st (seven hundred and thirty first) day from the bond placement start date. If the coupon payment date is a public holiday, whether a state public holiday or a non-operational day for making settlements, the payment of the payable amount shall be effected on the first business day following the holiday. A bond owner is not entitled to seek interest accrual or any other compensation for such delayed payment.***	***- Income payments on bonds shall be made in favor of the bond owners who own bonds as at the close of business of NDC on the day, preceding the 6 (sixth) business day before the income payment day (henceforth the "record day" to finalize the list of bond owners and/or assigned holders of bonds for the purpose of making income payments). Trading in the bonds on MICEX shall be suspended on the day following the record day for each coupon, and resumed on the payment day of the relevant coupon. The last day of trading in the bonds on MICEX shall be the record day to finalize the list of bond owners and/or assigned holders of bonds for payment of the last coupon of this bond issue.***
Coupon (interest) payment procedure: ***Payments of bond coupon on the fourth coupon is the same as for the first coupon payment as described above.***			

5. Coupon: 5

The fifth coupon period start date is the 731st (seven hundred and thirty first) day from the bond placement start date.	***The fifth coupon period end date is the 913th (nine hundred and thirteenth) day from the bond placement start date.***	***The fifth coupon payment date is the 913th (nine hundred and thirteenth) day from the bond placement start date If the coupon payment date is a public holiday, whether a state public holiday or a non-operational day for making settlements, the payment of the payable***	***- Income payments on bonds shall be made in favor of the bond owners who own bonds as at the close of business of NDC on the day, preceding the 6 (sixth) business day before the income payment day (henceforth the "record day" to finalize the list of bond owners and/or assigned holders of***

		amount shall be effected on the first business day following the holiday. A bond owner is not entitled to seek interest accrual or any other compensation for such delayed payment.	*bonds for the purpose of making income payments). Trading in the bonds on MICEX shall be suspended on the day following the record day for each coupon, and resumed on the payment day of the relevant coupon. The last day of trading in the bonds on MICEX shall be the record day to finalize the list of bond owners and/or assigned holders of bonds for payment of the last coupon of this bond issue.*
Coupon (interest) payment procedure: *Payments of bond coupon on the fifth coupon is the same as for the first coupon payment as described above.*			

6. Coupon: 6

The sixth coupon period start date is the 913th (nine hundred and thirteenth) day from the bond placement start date.	*The sixth coupon period end date is the 1095th (one thousand and ninety fifth) day from the bond placement start date.*	*The sixth coupon payment date is the 1095th (one thousand and ninety fifth) day from the bond placement start date.* *If the coupon payment date is a public holiday, whether a state public holiday or a non-operational day for making settlements, the payment of the payable amount shall be effected on the first business day following the holiday. A bond owner is not entitled to seek interest accrual or any other compensation for such delayed payment*	*- Income payments on bonds shall be made in favor of the bond owners who own bonds as at the close of business of NDC on the day, preceding the 6 (sixth) business day before the income payment day (henceforth the "record day" to finalize the list of bond owners and/or assigned holders of bonds for the purpose of making income payments). Trading in the bonds on MICEX shall be suspended on the day following the record day for each coupon, and resumed on the payment day of the relevant coupon. The last day of trading in the bonds on MICEX shall be the record day to finalize the list of bond owners and/or assigned holders of bonds for payment of the last coupon of this bond issue.*
Coupon (interest) payment procedure:			

Payments of bond coupon on the sixth coupon is the same as for the first coupon payment as described above.

Payments of coupon (interest) are effected by the issuer through its payment agent.

Full name: ***Joint-Stock Commercial Bank Moscow Business World (Public Joint-Stock Company***

Abbreviated name: ***JSC MDM-Bank***

Address: ***33 Kotelnicheskaya Embank., building 1, Moscow, 115172, Russia.***

Mailing address: ***33 Kotelnicheskaya Embank., building 1, Moscow, 115172, Russia.***

Duties and functions of the payment agent:

The payment agent undertakes:

- to make payments of funds on behalf, at the expense of and as instructed by the issuer to persons authorized to receive amounts payable with respect of redemption and coupon – to bond owners and/or assigned bondholders in the amounts, at the due dates and according to a procedure set out in the Decision on the bond issue and Bond Issue Prospectus. Disbursement of funds by the payment agent shall be accomplished only subject to remittance by the issuer of amounts sufficient for making such disbursement into the issuer's account opened with the payment agent..

- calculate amounts payable to each person authorized to receives payments of redemption sums and coupons as set out in the Decision on the bond issue and Bond Issue Prospectus

- to provide to the issuer reports in writing on the disbursed funds as required and in timeframe specified by a contract concluded by the issuer and the payment agent;

- to provide to bond owners and assigned holders of bonds information about amounts, timeline and terms of the bond redemption;

- at the issuer's request to provide information received by the payment agent from the depositary in connection with performance of the payment agent's duties under the bond issue;

- to keep confidential information received by the payment agent in connection with performance of its duties unless the information is in public domain or shall be divulged according to legal acts of the Russian Federation.

Redemption before maturity and its terms and conditions

There is no redemption before maturity

Actions to be undertaken by bond owners in the event of the issuer default on the obligations under the bond issue and disclosure of information regarding the default or undue performance of obligations to redeem bonds and pay income on bonds.

Pursuant to articles 810 and 811 of the Civil Code of the Russian Federation the issuer shall repay to bond owners on the bond redemption the nominal value of bonds and pay out coupon on the bonds at the time and as required by the terms and conditions of the decision on the bond issue and Bond Issue Prospectus. In the event that the issuer defaults on the obligations under the bond issue the bond owners may file a lawsuit with a court (arbitration) against the issuer demanding to redeem bonds and pay bond income as required, and also to make payment of interest for delayed redemption according to Articles 395 and 811 of the Civil Code of the Russian Federation.

In the event that the issuer defaults on the obligations under the bond issue toward bond owners and/or assigned bondholders they are entitled to apply to the person who provided collateral for the bond issue. The entity which provided collateral for the bond issue is Limited Liability Company Bassian invest
Address: 4/10 Sadovaya Triumphalnaya Street, Moscow, 103009, Russia
Mailing address: 4/10 Sadovaya Triumphalnaya Street, Moscow, 103009, Russia
Taxpayer Identification Number (INN): 7710838686

In the event of the issuer default or inadequate performance of bond redemption and income payment obligations the issuer shall publish a notice in the Supplement to FCSM Herald, Russian daily Vedomosti and/or Izvestia of the default or inadequate performance of its obligations toward bond owners including:

- ***volume of non-performed obligations;***
- ***the cause of non-performance;***
- ***a list of actions that can be undertaken by bond owners to satisfy their requests.***

The entity which provided a collateral for the bond issue:

Full name of the entity: ***Limited Liability Company Bassian invest***

Abbreviated name: ***Bassian invest LLC***

INN: ***7710838686***

Address: ***4/10 Sadovaya Triumphalnaya Street, Moscow, 103009, Russia***

Mailing address: ***4/10 Sadovaya Triumphalnaya Street, Moscow, 103009, Russia***

Type of collateral (method of providing the collateral):

surety

Collateral value, RUR:***2,000,000,000 plus accrued interest***

8.3.3 Information on securities issues under which the issuer failed to perform its obligations (default)

No such issues of securities.

8.4 Information on entity (entities) which provided a collateral for the bond issue

Documentary interest-bearing bearer bonds series 01

The entity which provided a collateral for documented interest bearing bearer bonds series 01:

Full name of the shareholder: ***Limited Liability Company PTO Stroytrustservice***

Abbreviated name: ***Stroytrustservice LLC***

INN: ***7710352289***

Address: ***42 Bolshaya Gruzinskaya Street, Moscow, 123056, Russia***

Mailing address: ***42 Bolshaya Gruzinskaya Street, Moscow, 123056, Russia***

The entity which provided a collateral for documented non-convertible interest bearing bearer bonds series 02:

Full name of the shareholder: ***Limited Liability Company Bassian invest***

Abbreviated name: ***Bassian invest LLC***

INN: ***7710838686***

Address: ***4/10 Sadovaya Triumphalnaya Street, Moscow, 103009, Russia***

Mailing address: ***4/10 Sadovaya Triumphalnaya Street, Moscow, 103009, Russia***

The entity which provided a collateral for documented non-convertible interest bearing bearer bonds series 03:

Full name of the shareholder: ***Limited Liability Company Bassian invest***

Abbreviated name: ***Bassian invest LLC***

INN: ***7710838686***

Address: ***4/10 Sadovaya Triumphalnaya Street, Moscow, 103009, Russia***

Mailing address: ***4/10 Sadovaya Triumphalnaya Street, Moscow, 103009, Russia***

8.5 Terms and conditions of the collateral to ensure performance of obligations under the bond issue

Documentary interest-bearing bearer bonds series 01

Type of collateral (method of providing the collateral):

Surety

Collateral value, RUR: ***600,000,000 plus accrued interest***

Terms of exercising and enforcement of bond owners' rights under the provided securities:

Limited Liability Company PTO Stroytrustservice is liable to owners for the performance by the issuer of all obligations to redeem the bonds at par to the total amount of RUR600,000,000 (six hundred million), and payment of accrued interest in the amount determined according to the decision on the bond issue and

bond issue prospectus;

The surety undertakes to fulfill for the issuer the latter's obligations only after it was established that the issuer is unable to meet its obligations toward the bond owners. The fact of the issuer's non-performance of its obligations toward the bond owners shall be deemed established in the following cases:
1. the issuer failed to pay or paid partially coupon income as a percentage of the bond nominal value to bond owners at the time set out in decision on the bond issue and bond issue prospectus;
2. the issuer failed to pay or paid partially the nominal value of bonds on the redemption to the bond owners at the time set out in decision on the bond issue and bond issue prospectus.
Should the fact of the issuer default be established the surety undertakes within 2 days from the date when the default was established as a fact to meet the issuer's obligations to pay the bond nominal value and coupon to all bond owners. The time frame and procedure of making payments are identical to the same set out for the issuer as described in decision on the bond issue and bond issue prospectus.

The issuer's net assets at the date of the collateral provision, **RUR*2,552,311.00 thousand***

The surety's net assets at the date of the collateral provision, **RUR*26.00 thousand***

Documented non-convertible interest bearing bearer bonds series 02:

Type of collateral (method of providing the collateral):

Surety

Collateral value, RUR: ***600,000,000 plus accrued interest***

Terms of exercising and enforcement of bond owners' rights under the provided securities:

Agreement # 611/02 – DO of April 30, 2002 on provision of a collateral for Joint-Stock Central Telecommunication Company for the purposes of a bond issue concluded between the issuer and Bassian invest LLC stipulates that the said Agreement shall be an offer and open for third parties- bond owners to join by way of bond acquisition. Third parties gain the rights to demand from Bassian invest LLC to fulfill its obligations under the Agreement as of the moment of their acquisition of bonds which are covered by the said Agreement concluded to provide a collateral for the issuer's obligations under the bond issue. Disposal of bonds by their owners signifies the waiver of the rights to hold Bassian invest LLC liable as provided in the said Agreement. Transfer of the rights for bonds to the new bond buyer means gaining by him the rights of a bond owner under the Agreement to the same extent and volume and on the same terms and conditions as were effective at the moment of the transfer of the rights on bonds.

Acquisition of bonds signifies conclusion of contract by the bond buyer under which the collateral for the bond issue was provided. Transfer of the rights for bonds to the bond buyer means gaining by him the rights of a bond owner under the contract to the same extent and volume and on the same terms and conditions as were effective at the moment of the transfer of the rights on bonds.

Bassian invest LLC undertakes to meet for the issuer its obligations toward the bond owners only after it was established that the issuer is unable to meet its obligations to the bond owners.

Bassian invest LLC undertakes to perform the issuer's obligations to the bond owners entitled to demand from the surety performance of its obligations according to the concluded Agreement subject to simultaneous fulfillment of the two following conditions:

- *the issuer failed to pay or paid partially coupon income as a percentage of the bond nominal value to bond owners at the time set out in decision on the bond issue and bond issue prospectus;*
- *the issuer failed to pay or paid partially the nominal value of bonds on the redemption to the bond owners at the time set out in decision on the bond issue and bond issue prospectus;*

Simultaneous existence of these two conditions constitutes an instance of default of the issuer on its obligations toward owners.

Should the fact of the issuer default be established Bassian invest LLC undertakes within 2 days from the date when the default was established as a fact to meet the issuer's obligations to pay the bond nominal value and coupon to all bond owners.

The time frame and procedure of performance by Bassian invest LLC of the issuer's obligations toward the bond owners are identical to the same set out for the issuer as described in decision on the bond issue and bond issue prospectus.

The issuer's net assets at the date of the collateral provision, **RUR*2,627,290.00 thousand***

The surety's net assets at the date of the collateral provision, **RUR*745.00 thousand***

Documented non-convertible interest bearing bearer bonds series 03:

Type of collateral (method of providing the collateral):
Surety
Collateral value, RUR: *2,000,000,000 plus accrued interest*

Terms of exercising and enforcement of bond owners' rights under the provided securities:

Acquisition of bonds signifies conclusion of contract by the bond buyer under which the collateral for the bond issue was provided. Transfer of the rights for bonds to the bond buyer means gaining by him the rights of a bond owner under the contract to the same extent and volume and on the same terms and conditions as were effective at the moment of the transfer of the rights on bonds. The written form of the contract is deemed executed.

Bassian invest LLC undertakes to meet for the issuer its obligations toward the bond owners only after it was established that the issuer is unable to meet its obligations to the bond owners.

Bassian invest LLC undertakes to perform the issuer's obligations to the bond owners entitled to demand from the surety performance of its obligations according to the concluded Agreement subject to simultaneous fulfillment of the two following conditions:

- *the issuer failed to pay or paid partially coupon income as a percentage of the bond nominal value to bond owners at the time set out in decision on the bond issue and bond issue prospectus;*
- *the issuer failed to pay or paid partially the nominal value of bonds on the redemption to the bond owners at the time set out in decision on the bond issue and bond issue prospectus;*

Simultaneous existence of these two conditions constitutes an instance of default of the issuer on its obligations toward owners.

Should these circumstances occur the surety will perform the issuer's obligations pursuant to the following arrangements:

A bond owner or a person duly authorized by him is entitled to file a request in writing with the surety for performance of the issuer's obligations ("the request"). The request should contain:

- *the bondholder's full name, and if bonds are assigned for nominal holding and the assigned holder is authorized to receive payments due to the bond owner under the bond issue, the full name of the nominal holder;*
- *the number of bonds owned by the bond owner;*
- *domicile and actual address, contact numbers of the person authorized to receive payments due to the bond owner under the bond issue;*
- *tax status of the bond owner (resident, non-resident conducting activities in the Russian Federation through a permanent representative office, non-resident receiving income not linked to the permanent representative office, natural persons – tax residents of the Russian Federation, natural persons actually residing in the territory of the Russian Federation at least 183 days a year, a foreigner, stateless citizen);*
- *bank details (account name/number, etc.) of the person authorized to receive funds due to the bond owner under the bond issue;*

The following documents shall be attached to the request:

- *documents confirming the bond owner's rights on the number of bonds stated in the request (statement of the bond owner's depo account or other similar statement);*
- *a document certifying the authorized person's power to sign the request on behalf the bond owner;*
- *documents confirming default or inadequate performance by the issuer of its obligations.*

The request shall be signed by the bond owner or by his/her authorized person. If the bond owner or its authorized person is a legal entity – resident, the request shall be signed by the chief executive and chief accountant of the relevant legal entity, and stamped with its seal. If the bond owner or its authorized person is a legal entity – non-resident, the request shall be signed by the chief executive of the relevant legal entity, and stamped with the legal entity's seal, or signed by the authorized person of such legal entity.

The said request shall be filed with the Surety not later than 6 (six) months as of the due date of performance by the issuer of its obligations (the last date of the period assigned for performance)

Within 1 (one) month following the day of filing the request the Surety shall pay out to the relevant bond owner or its nominal (assigned) holder authorized to receive funds due to the bond owner under the bond

issue, the total nominal value of bonds owned by such owner and/or payable interest (coupon) on such bonds.

The issuer's net assets at the date of the collateral provision, ***RUR 15,049,625.00 thousand***

The surety's net assets at the date of the collateral provision, ***RUR - 1,579.00 thousand***

8.6 Information on the organizations keeping records of rights on the securities issued by the issuer

Registrar:
Entity's name: ***Private Joint-Stock Company Registrator-Svyaz***
Abbreviated name: ***Private JSC Registrator-Svyaz***
Address: ***15 A Kalanchevskaya Street, subscriber box 45, Moscow, 107078, Russia***
Mailing address: ***15 A Kalanchevskaya Street, subscriber box 45, Moscow, 107078, Russia***
Telephone: *(+7 095) 933-42-21* Fax: *(+7 095) 933-42-21*
e-mail: ***regsw@asvt.ru***

License:
License No: ***10-000-1-00258***
Date of issue: ***1.10.2002***
Valid till: ***not stated***
License issuing body: ***Federal Commission on Securities Market***

The named registrar has kept the register of registered securities of the issuer as of: ***May 3, 2000***

The depositary has in central custody the following securities:

1. Certificate of documented interest bearing non-convertible bearer bonds series 01, mandatory centrally kept. State registration number of the issue # 4-01-00194-A of October 17, 2001, total quantity of the issued bonds 600,000 (six hundred thousand) bonds, nominal value per bond RUR1,000 (one thousand), total value of the issue: RUR600,000,000
2. Certificate of documented interest bearing non-convertible bearer bonds series 02, mandatory centrally kept. State registration number of the issue # 4-02-00194-A of June 25, 2002, total quantity of the issued bonds: 600,000 bonds, nominal value per bond RUR1,000 (one thousand), total value of the issue: RUR600,000,000
3. Certificate of documented interest bearing non-convertible bearer bonds series 03, mandatory centrally kept. State registration number of the issue # 4-18-00194-A of August 1, 2003, total quantity of the issued bonds: 2,000,000 bonds, nominal value per bond RUR1,000 (one thousand), total value of the issue: RUR 2,000,000,000

The depositary performing safekeeping of the securities issued by the issuer:
Entity's name: ***Not-for-profit partnership National Depositary Center***
Abbreviated name: **NP NDC**
Address: ***11 Bolshoy Kislovski Per., Moscow, Russia***
Mailing address: ***1/13 Sredni Kislovski Per., Moscow, 103009, Russia***
Telephone: *(+7 095) 956-27-89,956-27-90* Fax: *(+7 095)956-0938*
e-mail: ***void***

License:
License No: ***177-03431-000100***
Date of issue: ***December 4, 2000***
Valid till: ***not stated***
License issuing body: ***FCSM of Russia***
Operation started on: ***12.11.2001***

8.7 Information on legal acts regulating import-export of capital that may affect payment of dividend, interest and other funds to non-residents.

The key piece of legislation covering capital import and export is the Law On currency regulations and control of October 9, 1992 #3615-1.

On December 10, 2003 the Federal Law On currency regulations #173-FZ was passed. As the Law shall enter into force upon expiry of 6 months from the date of its official publication, legal risks related to passing of the Law may arise in 2Q2004 and will be described in the Issuer's quarterly report for 2Q2004.

8.8 Taxation of income incurred on placed and to be placed issued securities

Taxation of income received from participation in the organization in the form of dividends

Taxation of income incurred from participation in an organization in the form of dividends follows stipulations of the effective legislation. According to Article 43 of the Tax Code of the Russian Federation (the TC RF) for the taxation purposes dividends are recognized as any income received by a shareholders (participant) from distribution of profits left after taxation for shares (interest) owned by the shareholder (participant) pro rata to shares (interests) of shareholders (participants) in the charter (contributed) capital of the organization in question. In accordance with items 12 sub-item 2 Article 149 of the TC RF VAT shall not be levied on income received from securities transactions.

1) Taxation of natural persons' income

Income incurred from sources in the Russian Federation is dividends and interest received by natural persons from a Russian organization. According to Item 4 Article 210 of the TC RF the tax base for dividends is determined as the monetary value of such income. Tax rate levied in dividend income are set out in Article 224 of the TC RF, viz.:

- at 30 % of all income received by natural persons who are not tax residents of the RF (item 3 of Article 224);

- at 6 % with respect to income incurred from having interests in organizations by natural persons who are tax residents of the RF (item 4 of Article 224).

Calculation and payment of taxes on income from dividends received by individuals from a Russian organization are carried out by the organization – payer or the source of the income received by the taxpayer. Such organizations are called tax agents according to item 1 of Article 226 of the TC RF. The tax agent calculates the payable tax separately for each accrued income item payable to the income earner (item 3 of Article 226, the TC RF). Pursuant to item 4 of Article 226 of the TC RF tax agent shall deduct the tax from the income earned when making the payment. The tax amounts are deducted by the tax agent from any funds payable by the tax agent to the taxpayer or to his/her order, provided that the deducted amount does not exceed 50% of the paid out amount. Tax agents shall remit the calculated and deducted tax amounts not later than the actual date of receiving the cash in the bank to pay the earned income, and the date of remitting income from taxpayers' bank accounts to the taxpayer's bank account or third party's bank account on the taxpayer order (item 6 of Article 226 of the TC RF). As stipulated by item 7 of Article 226 of the TC RF he total tax amount calculated and deducted by the tax agent from a taxpayer for which the tax agent is recognized as an income source shall be paid at the point where the tax agent is registered with the tax authorities, and for organizations with separately located units both at their domicile and at the location of each its separate unit. The tax amount payable to the local budget at the locality of the separate unit shall be calculated based on the taxable income amount earned and paid to the employees of these separately located units.

2) Taxation of legal entities

Special features of tax base determination for income of legal entities received from having interests in other organizations are set forth in Article 275 of the TC RF.

According to item 3 of the said article in the case of dividend payment to a foreign organization the tax base for the taxpayer – dividend recipient is defined as the sum of the payable dividend and a 15% tax rate shall be applied (item 3 of Article 284 of the TC RF).

As far as taxpayers – Russian organizations are concerned, if the income source is a Russian organization

the latter is recognized as the tax agent and shall determine the tax amount pursuant to provisions of item 2 of Article 275 of the TC RF. The tax amount to be deducted from the income of a taxpayer – dividend recipient shall be determined by the tax agent based on the total tax amount calculated as set out in item 2 of Article 275 and share of each taxpayer in the total dividend amount. The total tax amount is determined as the tax rate set forth in sub-item 1 item 3 of Article 284 of the TC RF (6%) multiplied by the difference between the dividend amount to be distributed between the shareholders (participants) in the current tax period less the dividend amount payable by the tax agents to foreign entities in the current tax period and the sum of dividend amounts received by the tax agents itself in the current reporting (tax) period and the preceding reporting (tax) period unless these dividend amounts were not taken into account earlier for the calculation of a taxable dividend income. If the difference is negative there is no tax liability and no compensation from the relevant budget shall be paid.

Tax on dividends earned on shares and payable to unit investment funds is neither calculated, no deducted. A unit investment fund is a separate property holding entity which is not a legal entity. Subject to a document confirming that relevant shares were purchased by a unit fund managing company the tax on income received as dividends on these shares shall not be deducted.

According to par. 1 item 4 of Article 287 the tax on income paid to taxpayers as dividends deducted when the income was paid, shall be remitted to the relevant budget by the paying tax agent within 10 days from making the payment. Tax on income received as dividends shall be credited to the Federal budget account (item 6, Article 284 of the TC RF).

Bond income taxation

According to sub-item 12 item 2 of Article 149 of the Tax Code of the Russian Federation VAT is not levied on operations related to circulation of placed bonds except services of intermediaries.

a) Taxation of legal entities-resident of the RF with respect to transactions involving the issuer bonds. Profit tax is levied on income of legal entities earned from transactions involving bonds issued by the issuer.

Income derived from sources in the Russian Federation is:

- receipts from exercising property rights (proceeds from realization);
- not related to realization proceeds as interest earned on securities and other debt obligations.

Profit (loss) of bond sale is defined as the difference between the sale price and purchase price taking into account expenses incurred for brokerage services related to sale and purchase deals.

A tax rate of 24% is set for profit tax with a tax amount calculated at the tax rate of 6% being credited to the federal budget; a tax amount calculated at 16% tax rate being credited to the budget of the relevant constituent entities of the Russian Federation, and a tax amount calculated at 2% tax rate being credited to the local budgets.

Legal entities – residents of the Russian Federation shall themselves calculate and effect payments of the profit tax on proceeds from operations with bonds based on accounting information and reports.

Losses incurred from securities operations involving securities traded on the organized securities market for the previous tax period (previous tax periods) preceding the current may be posted to tax base reduction resulting from operations involving sales of the relevant type of securities.

Losses incurred from securities operations involving unlisted securities or securities not traded on the organized securities market can be posted to reduction of income derived from sale of this type of securities.

Income derived from securities operations is recognized as proceeds realized from securities sale pursuant to the sale contract. Income earned from interest bearing (coupon) securities shall be posted taking into account special provisions set out in item 2 of Article 280 of the TC RF, i.e. a taxpayer income from sale or other disposal of bonds (including redemption) is calculated based on the sale price or price of other disposal deal of bonds and amount of earned interest (coupon) paid by the buyer to the taxpayer and interest (coupon) paid to the taxpayer by the issuer. Amount of interest (coupon) already factored into taxation earlier shall not be included in the taxpayer income from sale or other disposal of securities.

Losses from securities sale-purchase deals shall be transferred for 10 years according to Article 283 of the TC RF, but the total transferred loss in no reporting (tax) period can exceed 30% of the tax base for securities deals.

Income and loss date of bond deals according to Article 329 of the TC RF is the realization date of the securities.

Concerning bonds traded on the organized securities market for taxation purposes the realization price is the actual price of realization or other disposal of bonds if the price is in the interval between the minimal and maximal prices of deals (price spread) with the relevant securities registered by the organizer of trading at the date of the deal execution. If the actual price of realization or other disposal of bonds is lower than the minimal price of deals with this type of securities the difference between the minimal price of the deals and purchase price is taken for the taxation purposes. If at the stated date deals with securities of one and the same type were made through two or more organizers of trading on securities market the taxpayer is entitled to select himself the trade organizer whose price spread should be chosen by the taxpayer for taxation purposes.

Expenses of sale (other disposal) of securities are defined based on the acquisition of the securities, acquisition expenses, sale expenses, accumulated interest (coupon) paid by the taxpayer to the securities seller; earned interest (coupon) amounts already taken into account for taxation purposes earlier shall not be included in the expenses according to provisions of Article 272 of the TC RF. Expenses related to acquisition of securities before sale do not result in tax base decrease. Proceeds derived from sale (realization) of securities (at the reporting date) shall be reduced by the amount of expenses related to the acquisition and sale (realization) of the securities removed from the balance sheet.

b) Income taxation of legal entities non-residents of the Russian Federation with respect of transactions involving the issuer bonds

Tax levied on proceeds from transactions involving the issuer bonds and conducted by non-residents of the Russian Federation shall be calculated and paid by the income source in the currency of the payment at the rate of 20% on effecting each payment. If coupon income is paid by the payment agent, the latter is the tax agent for the purposes of calculation, deduction and payment of tax to the budget.

If bond transactions are covered by international treaties on avoiding double taxation non-residents of the RF may pay taxes levied on proceeds derived from bond deals pursuant to provisions of such treaties.

c) Taxation of natural persons-residents of the RF with respect to income from deals involving the issuer bonds.

Proceeds derived from deals involving the issuer bond by individuals are:

- dividends and interest received from a Russian organization, as well as interest received from individual entrepreneurs and/or foreign organization in connection with operations of its permanent representative office in the RF;
- proceeds from sale (realization) in the Russian Federation of shares or other securities and contributed capital in the charter capital of organizations.

Pursuant to item 3 of Article 214.1 of the Tax Code of the Russian Federation income (loss) related to sale-purchase deals of securities is defined as the sum of proceeds from transactions with securities of the relevant type closed in the tax period, less the relevant expenses.

Income (loss incurred) from securities sale-purchase deals is determined as the proceeds derived from sale of securities less expenses on acquisition, sale and keeping of the securities, actually incurred by the taxpayer (including expense reimbursed to the professional participant of the securities market) and confirmed by documents. Such expenses include:

- amounts paid to the seller according to the contract;
- payment for services rendered by the depositary;
- commissions to professional participants of the securities market;
- exchange fee (commission);
- payment for services of the registrar;
- other expenses directly connected with purchase, sale, and storage of securities paid for services rendered by professional participants of the securities market performing their business duties.

Income from a sale-purchase deal of securities traded on an organized securities market shall be reduced by

the amount of interest paid for using cash funds raised for closing the securities sale-purchase deal calculated on the basis of effective refinancing interest rate set by the Central Bank of the Russian Federation.

For deals with listed securities losses are defined taking into account the limits of the relevant securities market price fluctuations.

When a taxpayer expenses on acquisition, sale, and storage of securities cannot be posted as acquisition, sale, and storage expenses for specific securities these expenses shall be allocated pro rata the assessed value of the securities for which the expenses are allocated. The assessed value of the securities is defined at the date the expenses were incurred.

In the event that the taxpayer's expenses cannot be supported by source documents the taxpayer is entitled to make use of property tax allowance (tax rebate) as provided for in sub-item 1 of tem 1 of Article 220 of the TC RF (As applied for the proceeds derived by the taxpayer from a securities sale held by the taxpayer for at least 3 years, but not exceeding RUR125 thousand).

The tax allowance or rebate to the amount of actually incurred and substantiated by documents expenses is applicable for calculation and payment by a taxpayer of tax to the budget at the tax payment source (a broker, trust manager, or other person carrying out operations based on an agency deed or other similar deed in favor of the taxpayer), or upon termination of a tax period with filing a tax declaration with the tax authorities.

If tax calculation and payment are carried out at the tax payment source (by a broker, trust manager, or other person carrying out operations based on an agency deed or other similar deed in favor of the taxpayer), in the tax period, the property tax allowance or tax rebate is provided by the source of the income payment with a possibility of subsequent settlement upon termination of the tax period and filing a tax declaration with the tax authorities.

If there are several sources of income payments the property tax allowance is provided by only one income payment source chosen by the taxpayer.

The tax base for securities sale-purchase deals is defined as the income derived over the tax period from closed securities deals.

A loss incurred as a result of deals with listed securities closed over the tax period in question reduces the tax base for sale-purchase deals involving the given type of securities.

According to item 1 Article 224 of the Tax Code of the Russian Federation income received as coupon payments, bond redemption or sale of bonds before maturity is taxed at 13% tax rate on income received by RF residents.

d) Taxation of income of natural persons – non-residents of the RF with respect to deals involving the issuer bonds.

A tax rate at 30% (thirty per cent) is set for income received by natural persons – non-tax residents.

The tax base for securities sale-purchase deals is defined at the tax period end. Calculation and payment of the tax are carried out by the tax agent at the tax period end or when making cash payment to the taxpayer before the current tax period end.

For the purpose of this paragraph by payment of funds is meant cash payment, remittance of funds to a natural person's bank account or into a third party's bank account pursuant to the natural person's order.

If the tax agent is unable to deduct from a taxpayer the calculated tax amount the tax agent shall within a month as of the occurrence of such event advise the tax authorities at its domicile of the inability to deduct the tax and of the tax amount it failed to deduct from the taxpayer income. The tax is then paid pursuant to Article 228 of the Tax Code of the Russian Federation.

8.9 Declared (accrued) and paid dividends on the issuer shares, income on the issuer bonds.

Category (type) of shares: ***registered book-entry ordinary shares***

Reporting period for which the declared dividends are paid (were paid)	*1998*	*1999*	*2000*	*2001*	*2002*
Declared (accrued) dividend amount per share, RUR	*22.0*	*40.0*	*33.05*	*0.026*	*0.096052*
Total amount of declared (accrued) dividend for all shares, RUR	*9935222.0*	*18064040.0*	*14925413.05*	*11741626.2*	*151570712.32*
The issuer governing body which made a decision (declared) on payment of dividends on the issuer shares	*Annual General Meeting of Shareholders*	*Annual General Meeting of Shareholders*	*Annual General Meeting of Shareholders*	*Annual General Meeting of Shareholders*	*Annual General Meeting of Shareholders*
Date of the meeting (session) of the issuer governing body which made the decision (declared) on dividend payment, date and number of the Minutes of the meeting (session) of the issuer governing body at which was made the decision (declaration) on dividend payment	*28.04.1999* *Minutes #5 of 28.04.1999*	*29.06.2000* *Minutes #6 of 29.06.2000*	*01.06.2001* *Minutes #7 of 01.06.2001*	*05.06.2002* *Minutes #9 of 05.06.2002*	*24.06.2003* *Minutes #11 of 24.06.2003*
Time frame allocated for making payments of the declared dividends on the issuer shares	*during the fiscal year, i.e. December 31, 1999*	*during the fiscal year, when the decision to pay dividends was made*	*during the fiscal year, when the decision to pay dividends was made*	*during the fiscal year, when the decision to pay dividends was made*	*before December 31, 2000*
Form and other payment terms and conditions for payment of the declared dividends on the issuer shares	*Cash funds*	*Cash funds*	*Cash funds*	*Cash funds*	*Cash funds*
Total amount of dividends paid on all ordinary shares of the issue, RUR	*9935222.00**	*17719038.87*	*14635470.08*	*11687712.00*	*42212455.52*

*** -Dividend amount after tax***

Preference registered book-entry Class B shares

Reporting period for which the declared dividends are paid (were paid)	*1998*	*1999*	*2000*	*2001*

Declared (accrued) dividend amount per share, RUR	53.0	82.0	70.94	0.038
Total amount of declared (accrued) dividend for all shares, RUR	655716.0	1014504.0	877669.68	470136
The issuer governing body which made a decision (declared) on payment of dividends on the issuer shares	Annual General Meeting of Shareholders	Annual General Meeting of Shareholders	Annual General Meeting of Shareholders	Annual General Meeting of Shareholders
Date of the meeting (session) of the issuer governing body which made the decision (declared) on dividend payment, date and number of the Minutes of the meeting (session) of the issuer governing body at which was made the decision (declaration) on dividend payment	28.04.1999 Minutes #5 of 28.04.1999	29.06.2000 Minutes #6 of 29.06.2000	01.06.2001 Minutes #7 of 01.06.2001	05.06.2002 Minutes #9 of 05.06.2002
Time frame allocated for making payments of the declared dividends on the issuer shares	May 1st at the latest	not later than one month after the decision on dividend payment was made	not later than one month after the decision on dividend payment was made	not later than one month after the decision on dividend payment was made
Form and other payment terms and conditions for payment of the declared dividends on the issuer shares	Cash funds	Cash funds	Cash funds	Cash funds
Total amount of dividends paid on all preference Class B shares of the issuer, RUR	655716.0	1014504.0	877669.68	470136.00

Preference registered book-entry Class A shares

Reporting period for which the declared dividends are paid (were paid)	1998	1999	2000	2001	2002
Declared (accrued) dividend amount per share, RUR	106.0	164.0	141.89	0.077	0.206
Total amount of declared (accrued) dividend for all shares, RUR	16393748.0	25363912.0	21944423.62	11908666	108429738.3
The issuer governing body which made a decision (declared) on payment of dividends on the issuer shares	Annual General Meeting of Shareholders	Annual General Meeting of Shareholders	Annual General Meeting of Shareholders	Annual General Meeting of Shareholders	Annual General Meeting of Shareholders
Date of the meeting (session) of the issuer governing body which made the decision (declared) on dividend payment, date and number of the Minutes of the meeting (session) of the issuer governing body at which was made the decision (declaration) on dividend payment	28.04.1999 Minutes #5 of 28.04.1999	29.06.2000 Minutes #6 of 29.06.2000	01.06.2001 Minutes #7 of 01.06.2001	05.06.2002 Minutes #9 of 05.06.2002	24.06.2003 Minutes #11 of 24.06.2003

Time frame allocated for making payments of the declared dividends on the issuer shares	*not later than two months after the annual general meeting of shareholders*	*not later than two months after the decision on dividend payment was made*	*not later than two months after the decision on dividend payment was made*	*not later than two months after the decision on dividend payment was made*	*before August 23, 2003*
Form and other payment terms and conditions for payment of the declared dividends on the issuer shares	*Cash funds*	*Cash funds*	*Cash funds*	*Cash funds*	*Cash funds*
Total amount of dividends paid on all preference Class A shares, RUR	*16393748.00*	*23809076.00*	*21415471.89*	*18817700.54*	*95910422.14*

Income on the issuer bonds
Type, series (class), form and other identification features of securities:
Type of securities: ***Bonds***
Series: ***01***
Type: ***interest-bearing***
Form of the securities: ***documented bearer bonds***
Registration number: ***4-01-00194-A***
State registration date of the issue: ***October 17, 2001***
State registration date of the report on the results of the issue: ***December 10, 2001***
Authority performing the state registration: ***FCSM of Russia***
Quantity of securities of the issue: ***600,000***
Nominal value of each securities of the issue, RUR ***1 000***
Total value of the issue (at par): RUR***600,000,000***
Type of income: ***coupon***

Income payable on the bonds of the issue per bond, RUR: ***57.26.***
Total amount of income payable on all bonds of the issue, RUR***34,356,000***
Time limit set for making income payments on the bonds of the issue: ***one day***
Form and other terms and conditions of making income payments on the bonds of the issue: ***cash funds***
Reporting period for which income payments on the bonds of the issue were made: ***1st quarter of 2002***
Total income paid on all bonds of the issue for the 1st quarter of 2002, RUR***34,356,000***

Income payable on the bonds of the issue, per bond: RUR***53.6***
Total amount of income payable on all bonds of the issue, RUR***32,160,000***
Time limit set for making income payments on the bonds of the issue: ***one day***
Form and other terms and conditions of making income payments on the bonds of the issue: ***cash funds***
Reporting period for which income payments on the bonds of the issue were made: ***2nd quarter of 2002***
Total income paid on all bonds of the issue for the 2nd quarter of 2002, RUR***32,160,000***

Income payable on the bonds of the issue, per bond RUR***102.22***
Total amount of income payable on all bonds of the issue, RUR***61,332,000***
Time limit set for making income payments on the bonds of the issue: ***one day***
Form and other terms and conditions of making income payments on the bonds of the issue: ***cash funds***
Reporting period for which income payments on the bonds of the issue were made: ***4th quarter of 2002***
Total income paid on all bonds of the issue for the 4th quarter of 2002, RUR***61,332,000***

Income payable on the bonds of the issue, per bond RUR***89.75***

Total amount of income payable on all bonds of the issue, RUR***53,850,000***
Time limit set for making income payments on the bonds of the issue: ***one day***
Form and other terms and conditions of making income payments on the bonds of the issue: ***cash funds***
Reporting period for which income payments on the bonds of the issue were made:***2nd quarter of 2003***
Total income paid on all bonds of the issue for the 2nd quarter of 2003, RUR***53,850,000***

Income payable on the bonds of the issue, per bond RUR***89.75***
Total amount of income payable on all bonds of the issue, RUR***53,850,000***
Time limit set for making income payments on the bonds of the issue: ***one day***
Form and other terms and conditions of making income payments on the bonds of the issue: ***cash funds***
Reporting period for which income payments on the bonds of the issue were made:***3rd quarter of 2003***
Total income paid on all bonds of the issue for the 3rd quarter of 2003, RUR***53,850,000***

Type, series (class), form and other identification features of securities:
Type of securities: ***Bonds***
Series: ***02***
Type: ***interest-bearing***
Form of the securities: ***documented bearer bonds***
State registration number: ***4-02-00194-A***
Date of state registration: ***25.06.2002***
Authority performing the state registration of the securities issue: ***FCSM of Russia***
State registration date of the report on the results of the issue: ***15.08.2002***
State authorities which performed the state registration of the issue and report on the results of the issue: ***FCSM of Russia***
Quantity of securities of the issue: ***600,000***
Nominal value of each piece of the securities of the issue, RUR***1,000***
Total value of the issue (at par): RUR***600,000,000***
Type of income: ***coupon***

Income payable on the bonds of the issue, per bond, RUR***49.86***
Total amount of income payable on all bonds of the issue, RUR***29,916,000***
Time limit set for making income payments on the bonds of the issue: ***one day***
Form and other terms and conditions of making income payments on the bonds of the issue: ***cash funds***
Reporting period for which income payments on the bonds of the issue were made: ***4th quarter 2002***
Total income paid on all bonds of the issue for the 4th quarter of 2002, RUR***29,916,000***

Income payable on the bonds of the issue, per bond, RUR***99.73***
Total amount of income payable on all bonds of the issue, RUR***59,838,000***
Time limit set for making income payments on the bonds of the issue: ***one day***
Form and other terms and conditions of making income payments on the bonds of the issue: ***cash funds***
Reporting period for which income payments on the bonds of the issue were made: ***2nd quarter of 2003***
Total income paid on all bonds of the issue for the 2nd quarter of 2003, RUR***59,838,000***

Income payable on the bonds of the issue, per bond, RUR***90.25***
Total amount of income payable on all bonds of the issue, RUR***54,150,000***
Time limit set for making income payments on the bonds of the issue: ***one day***
Form and other terms and conditions of making income payments on the bonds of the issue: ***cash funds***
Reporting period for which income payments on the bonds of the issue were made: ***3rd quarter of 2003***
Total income paid on all bonds of the issue for the 3rd quarter of 2003, RUR***54,150,000***

8.10 Other information

No other information